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03050130

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Citic Pacific

*CURRENT ADDRESS


PROCESSED
APR 24 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5232 FISCAL YEAR 12-31-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 4/24/03



CITIC PACIFIC

2002

中信泰富

CITIC Pacific

Business at a Glance

CITIC Pacific's primary focus is on providing basic infrastructure — aviation, civil infrastructure, communications and power generation — in Hong Kong and Mainland China. Marketing and distributing motor and other consumer products complements these businesses, as does property investment and management.

Based in Hong Kong with a deep knowledge of China, CITIC Pacific consists of sound businesses that produce good cash flows, many of which have potential to grow. Our finance is well-structured and we have a tradition of operating with strict standards of corporate governance.

中信泰富

業務概覽

中信泰富側重於發展在中國大陸和香港地區的基礎建設業務，包括航空、基礎設施、信息業及發電。另外，公司亦投資於汽車和消費品的銷售及分銷，以及物業投資及發展。

中信泰富立足香港，對中國市場具有獨到的認識及豐富的經驗。公司業務質素良好，利潤及現金流量穩定。現有業務中有許多極具增長潛力。集團的財務結構合理，且在公司管治方面享有良好的信譽。

Infrastructure

基礎建設

Aviation Interests in Cathay Pacific Airways, Hong Kong Dragon Airlines, air cargo provider HACTL and Air China Cargo Co. Ltd make CITIC Pacific a key participant in the aviation sector.

航空 中信泰富擁有國泰航空、港龍航空、香港空運貨站及中國國際貨運航空有限公司的權益，在香港的航空業舉足輕重。

Civil Infrastructure: Bridges, Tunnels and Roads Owns franchises to operate all the cross Huangpu River bridges and tunnels in Shanghai and owns or manages all three Hong Kong harbour crossings.

基礎設施：橋樑、隧道及公路 集團擁有上海所有橫跨黃浦江的橋樑及隧道的專營權，以及擁有香港三條過海隧道的專營權或管理權。

Communications CITIC Telecom 1616 is the leading IDD wholesaler in Asia; CPCNet provides Internet Protocol services for corporate businesses; CITIC Guoan operates cable TV networks in Mainland China, and CTM is Macau's communications provider of choice. CITIC Pacific companies link customers in greater China to the rest of the world.

信息業 中信電訊1616在亞洲長途電話批發市場上佔有領導地位；CPCNet為企業提供互聯網協議服務；中信國安在中國大陸經營有線電視網絡；而澳門電訊則為澳門的首選電訊供應商。中信泰富旗下之公司令大中華地區的客戶與世界各地保持緊密聯繫。

Power CITIC Pacific builds, owns and operates power plants in Mainland China with a current total installed capacity of 2,685MW of which 1,400MW Ligang Power Plant is the largest. An additional 1,300MW is being planned or is under construction.

發電 中信泰富在中國大陸興建、擁有並經營發電廠，現有總裝機容量達268.5萬千瓦，以利港電廠的規模最大，裝機容量為140萬千瓦。另外還有130萬千瓦的機組正在規劃或建設中。

Marketing and Distribution

銷售及分銷

Dah Chong Hong and Sims Trading serve the people of Hong Kong and Mainland China by distributing an array of motor vehicles, consumer and food commodities, branded food, household and healthcare products.

大昌行及慎昌為香港及中國大陸的居民提供各款汽車、消費品及食品、名牌食品、家庭用品及保健產品的銷售及分銷服務。

Property

物業

Alone or with partners, CITIC Pacific develops, manages and owns properties including Hong Kong's CITIC Tower, Festival Walk, Discovery Bay, and Shanghai's Westgate Garden, CITIC Square and Royal Pavilion.

中信泰富單獨或與其他夥伴合作發展、管理及擁有物業，包括香港的中信大廈、又一城和愉景灣，以及上海的老西門新苑、中信泰富廣場及華山公寓。

Other Businesses

其他業務

Specialty steel, bio-pharmaceutical research and development, CITIC Capital Markets Holdings and distance learning are all smaller and developing businesses of the CITIC Pacific Group.

特種鋼材、研發生物製藥、中信資本市場控股及遙距學習均為中信泰富集團旗下規模較小及正在發展中的業務。

CITIC Pacific 中信泰富

Financial Highlights 財務概要

	2002	2001	
in HK$ million			以港幣百萬元計
Profit Attributable to Shareholders	3,902	2,110	股東應佔溢利
Major Business Contribution (after tax to Corporate Interest and Overheads)			主要業務對公司之溢利貢獻（除稅後但未計公司利息及營運開支）
Aviation	1,263	324	航空
Civil Infrastructure	1,223	1,362	基礎設施
Communications	556	295	信息業
Power Generation	245	201	發電
Marketing & Distribution	235	119	銷售及分銷
Property	925	633	物業
Industrial Manufacturing	126	95	工業製造
Cash Contributed from all Businesses	5,400	3,400	所有業務之現金貢獻
Capital Employed	52,024	56,128	資金運用
Shareholders' Equity	45,233	43,965	股東權益
Net Debt	6,722	10,008	淨負債
Undrawn Committed Loan Facilities	7,500	5,900	尚未提用之承諾信貸
Earnings per Share	HK$ 1.78	HK$ 0.96	每股盈利
Dividends per Share			每股股息
Regular	HK$ 1.00	HK$ 0.80	普通
Special	HK$ 1.00	–	特別
Staff at Year End	11,643	11,733	員工數目

Please see page 141 for definitions of terms used

辭彙釋義請參閱第141頁

CITIC Pacific's performance in 2002 was more than satisfactory. Profits rose 85% to reach HK$3,902 million, and in doing so generated significant cash flow. In light of the good performance, it is proposed to pay shareholders a special dividend of HK$1.00 per share in addition to a final dividend of HK$0.70. This result has been brought about by our focusing on traditional businesses, working hard to raise revenue and finding more efficient ways to do business.

The **aviation** business was robust in 2002. Cathay Pacific's profit increase was five times 2001's results, and Dragonair posted a 60% gain in profit compared with 2001. Increased demand for both passenger and cargo transportation, combined with new products and well managed unit costs, confirm CITIC Pacific's belief in the potential of the airline business in China.

On 3 March 2003, CITIC Pacific signed an agreement with Air China and Beijing Capital Airport Group Corporation to form Air China Cargo Co. Ltd in which CITIC Pacific has a 25% interest. This joint venture will handle all of Air China's existing and future international and domestic cargo and their related ground service businesses. As China has become the world's manufacturing base and the joint venture has the largest domestic and international networks of all Chinese airlines, it will certainly benefit from increasing air cargo volume.

As envisaged, our **communications** businesses have become more significant and now represent 12% of the contribution of all businesses compared with 10% in 2001. CITIC Telecom 1616's IDD wholesale business has grown to become the Asian market leader. It is now serving more than 165 telecom carriers in over 80 countries, setting the foundation for future value added service business. Short Message Switching is being developed and has shown good future prospects. CPCNet launched its "TrueConnect" VPN to customers in the Greater China region, which has proved to be a success. CPCNet's traditional business has maintained its solid base of corporate customers using its connectivity solutions to the Internet. Despite increased competition, CTM's profits rose due to a larger number of both mobile and Internet subscribers. Communications businesses have great potential and are expected to grow further in the coming years.

中信泰富二零零二年的業績非常理想，溢利上升85%至港幣三十九億零二百萬元，從而為公司帶來充裕的現金流量。有鑑於此優良表現，本年度除派發末期股息港幣0.70元外，董事會建議向股東派發特別股息港幣1.00元。公司之所以有此佳績主要是因為我們注重發展傳統業務、致力增加收入來源並不斷發掘更有效的經營方式。

航空業於二零零二年之表現突出。國泰航空的溢利上升五倍，港龍航空的溢利較二零零一年亦增長60%。區內客運及貨運需求的上升，加上新產品的推出以及單位成本控制得體，令中信泰富更加確信中國航空業深具發展潛力。

二零零三年三月三日，中信泰富與中國國際航空公司及北京首都機場集團公司簽訂協議，組建中國國際貨運航空有限公司。中信泰富將持有該合資企業25%的股權，此合資企業將接替中國國際航空集團經營其全部國際及國內的航空貨運及相關之地面服務。中國現時已成為世界的生產基地，該合資企業擁有中國最大的國內國外航空線路網絡，定將受惠於不斷增加的航空貨運量。

正如預期，中信泰富的**信息業務**實現快速增長，現已佔全部業務溢利貢獻的12%，而二零零一年則佔10%。中信電訊1616已確立了其在亞洲國際長途電話批發市場之領先地位，通過話音服務與超過80多個國家、多於165個運營商建立了聯接的網絡，為今後的增值業務奠定了基礎。短訊業務亦正在開展，並展現了良好的前景。CPCNet在大中華地區為客戶推出之虛擬私人網絡「TrueConnect」服務取得成功。其傳統的互聯網絡業務令CPCNet的企業客戶群得以維持和鞏固。面對激烈的競爭，澳門電訊的溢利仍由於流動電話及互聯網用戶數目增加而上升。公司認為，信息業務仍具發展潛力，可望於未來數年進一步增長。

Our existing **power stations** continued to operate smoothly generating a total of 14,046 million kwh, an increase of 23% over 2001. The Ligang power station generated a record 8,505 million kwh of total electricity reflecting the increased demand for electricity in Eastern China. Following the completion of the second 200MW unit at the Hohhot co-generation plant and the first 100MW unit at Jilin, the second 100MW unit in Jilin will be completed in June 2003. Preparation work for the third phase of Ligang (2 x 600MW) is currently underway. Approval for construction is expected soon. The first unit is expected to commence operation in 2006. China's power industry is now operating under new, clearer policies, under which we believe there will be many opportunities for independent power producers such as CITIC Pacific who provide the excellent management and efficient production necessary for success.

Contracts for the **civil facilities** in Shanghai came under review pursuant to the State Council directive that all projects with guaranteed returns had to be renegotiated. CITIC Pacific began investing in large infrastructure projects in Shanghai in early 1990s to assist the City's, in particular, Pudong's economic development. The Shanghai government has always followed through its contractual commitment to CITIC Pacific. We have had several recent friendly meetings with the relevant authorities in Shanghai. The final outcome is still awaited.

In Hong Kong, traffic at the Eastern Tunnel was adversely affected by the opening of the Tseung Kwan O extension to the Mass Transit Railway. The toll increase at the Western Harbour tunnel in February 2003 is expected to alleviate financial strain.

Our **marketing and distribution** business performed satisfactorily in 2002. The total number of vehicles sold in Hong Kong declined 23%. Although Dah Chong Hong's market share increased by 4%, total sales in this market declined 8%. Overall, Dah Chong Hong's turnover increased 17%.

集團現有的**發電廠**運作暢順，總發電量達140.46億千瓦小時，較二零零一年增長23%。利港電廠的年發電量創下85.05億千瓦小時的記錄，反映了華東地區用電需求的上升。繼呼和浩特熱電廠第二台二十萬千瓦發電機組及吉林首台十萬千瓦發電機組安裝完畢後，吉林電廠第二台十萬千瓦發電機組將於二零零三年六月建成。利港發電廠第三期（安裝兩台六十萬千瓦發電機組）的前期準備工作正在積極進行，預計近期將獲准動工興建，首台機組預定於二零零六年投產。中國電力改革政策日漸明確，相信將為中信泰富這樣具有優良管理水平及高效率的獨立發電商提供發展機會。

根據國務院指示，所有固定回報項目均須重新商議清理。因此，集團位於上海的所有**基礎設施**項目亦需按此規定進行審核。集團在九十年代初率先大規模投資上海基建，協助加快上海特別是浦東新區的經濟發展。上海市從過去至今一直遵從合約精神辦事。集團近期已同上海市政府的有關部門進行了多次友好會談，有關項目之最後處理結果仍有待公佈。

香港方面，東隧的交通流量因地鐵將軍澳支線通車而受到不利影響。西區海底隧道已於二零零三年二月調高收費，預期此舉有助紓緩西隧項目公司之財政壓力。

銷售及分銷業務於二零零二年表現令人滿意。去年香港的總汽車銷量下跌23%，大昌行的市場佔有率雖然增加4%，其總銷量仍下跌8%。整體而言，大昌行的營業額增加17%。

The Mainland China automobile market has grown rapidly in recent years. Our auto sales in Mainland China in 2002 more than doubled the level in 2001. In both motor and general trading, Dah Chong Hong will continue to develop its businesses in Mainland China, and is following a systematic program of expansion of its sale network, operating facilities and control systems. Up to now, more than 20 integrated sales, service and spare parts centres, regional parts distribution and traditional service centres in 14 cities have been set up.

In Hong Kong, the new vehicle registration tax was raised significantly in the recent budget, which will have a potentially serious effect on vehicle sales, in particular, the sales of luxury vehicles. In addition, the new budget also proposed increases in taxes of other categories including salaries tax. This, again, will be negative to Dah Chong Hong's and Sims Trading's overall business. Both Dah Chong Hong and Sims Trading will continue to reduce the cost of delivering their products, eliminate costs that are not productive today, while investing money in areas that are relevant to the future.

In late 2002, CITIC Pacific's major shareholder – CITIC – signed a joint venture agreement with Wal-Mart to develop stores in Eastern China. Dah Chong Hong has already begun working actively to find ways in which its expertise in sourcing and delivering products can be of value to Wal-Mart.

On the **property** front, in January 2002, we purchased CITIC Square and Royal Pavilion, both located in Shanghai. They made a first contribution to the Group's profits. The foundation work of Westgate Garden – a large residential development property in the Huang Pu district of the city – began in late 2002. We are actively pursuing opportunities to expand our property business in Mainland China.

In Hong Kong, sales at Discovery Bay's Siena One were good, and those at Siena Two are slower. CITIC Tower and other investment properties remain well let, but rentals are soft. The Festival Walk shopping centre remains very popular and returns are steady.

中國大陸的汽車市場近年來發展迅速，大昌行於二零零二年度中國的汽車銷量則較二零零一年度增加兩倍以上。在汽車及貿易方面，大昌行將繼續發展中國大陸之業務，現正有系統地擴展銷售網絡、經營設施及監控系統，到目前為止，集團已在14個城市設立了20多個集銷售、售後服務及零部件支援於一身的專賣店、地區性的零部件分銷中心及傳統的汽車維修中心。

在香港業務方面，由於新的財政預算案對汽車的首次登記稅大幅提高，預計將嚴重影響汽車之銷售量，特別是在高價車方面，負面影響將更大。此外，新財政預算案亦建議提高其它各款稅項，包括薪俸稅，將對大昌行及慎昌的整體銷售有不良影響。面對越趨激烈的競爭，大昌行及慎昌均將繼續削減運營成本，減少不必要的支出，同時投資於將來有發展潛力業務上。

於二零零二年底，中信泰富的主要股東中信北京與Wal-Mart簽訂合資協議，將共同在華東地區開設連鎖店。大昌行已開始積極開展工作，希望能發揮其自身在採購及付運方面的專長，為Wal-Mart提供協助。

物業方面，中信泰富於二零零二年一月購入了位於上海的中信泰富廣場及華山公寓兩個項目，該等物業年內首次為集團提供盈利貢獻。位於上海市黃浦區的大型住宅發展項目「老西門新苑」已於年底破土動工。公司正在積極尋找機會，擴大其在國內的地產發展。

香港方面，愉景灣「海澄湖畔」一期的銷售情況良好，而二期的銷售速度則較為緩慢。中信大廈及其他投資物業的出租率情況理想，但租金則繼續偏軟。「又一城」購物中心仍深受客戶喜愛，項目回報穩定。

Our Future

In 2003 we expect the economy of Mainland China to continue its steady growth, and remain highly competitive. This offers bright future for the Group's businesses in power generation, communications, aviation, property and trading, and investments in high tech areas. CITIC Pacific's deep knowledge of China, the businesses in which we operate, and the careful way we evaluate opportunities and manage our finances will continue to guide the company as it moves ahead.

The economic situation in Hong Kong is unclear. The war with Iraq is looming, causing an increase in the oil price which will adversely affect our aviation business. The tax increases proposed in the new Hong Kong budget will potentially lead to a reduction in consumption, which in turn will affect our marketing and distributing businesses. In this environment, controlling costs, raising efficiency and creating synergies among our businesses will remain a preoccupation. With our team of experienced and committed professionals, our abundant financial resources and balance sheet strength, the company is ready to take on new challenges and opportunities when they arise.

Every step of the way all the employees of CITIC Pacific, my fellow directors, bankers and investors have supported this company, and I send everyone my sincere thanks.

Larry Yung Chi Kin *Chairman*
Hong Kong, 12 March 2003

前景

展望二零零三年，中國大陸的經濟將持續穩步增長並極具競爭力，這對中信泰富在電廠、電訊、航空、地產、貿易及高科技等領域的投資，提供了廣闊的前景。中信泰富熟悉中國國情及所經營的業務，在評估商機及財政管理上採取嚴謹的態度。今後公司將繼續以此作為發展原則。

香港的經濟前景仍不明朗，伊拉克戰事一觸即發，戰爭的陰影造成油價高升，無疑將對航空業的運營帶來不利因素。香港新預算案提出全面加稅，可能引致本地消費收縮，因而影響到集團的貿易分銷業務。在此環境下，控制成本、提高效率及發揮旗下各項業務的協同效應仍然是當務之急。憑藉旗下經驗豐富而忠誠之優秀專才，配合充裕的財務資源及健全的財政狀況，本公司將隨時迎接新挑戰及商機。中信泰富在邁步向前的過程中，一直得到全體職員、董事各同僚、往來銀行及投資者的大力支持，本人謹此致以衷心謝意。

榮智健 *主席*
香港，二零零三年三月十二日

Infrastructure 基礎建設

Aviation 航空

	Location	地點	Ownership 擁有權	
Cathay Pacific	Hong Kong	香港	25.8%	國泰航空
Dragonair	Hong Kong	香港	28.5%	港龍航空
HK Air Cargo Terminals	Hong Kong	香港	10%	香港空運貨站
Air China Cargo Company	Beijing	北京	25%	中國國際貨運

in HK$ million	2002	2001	*以港幣百萬元計算*
Contribution to earnings	1,263	324	溢利貢獻
Proportion of total earnings	26%	10%	佔總盈利貢獻比例

In 2002 both Cathay Pacific and Dragonair enjoyed improved operating performance.

國泰航空及港龍航空二零零二年的業績顯著。

Cathay Pacific 國泰航空
Profit/(Loss) Attributable to Shareholders 股東應佔溢利／(虧損)


HK$ million 港幣百萬元
1998 (556)
1999 2,180
2000 5,005
2001 657
2002 3,983

Revenue Passengers Carried 乘客人數


in million 以百萬計
1998 10.3
1999 10.5
2000 11.9
2001 11.3
2002 12.3

Cathay Pacific (www.cathaypacific.com) is an international passenger and freight carrier based in Hong Kong, serving 82 destinations around the world. CITIC Pacific is the second largest shareholder and, through participation on the board and on the executive committee, is actively involved in its management.

Revenue for 2002 grew 9% compared with 2001 reaching HK$33 billion. Profits increased five times to HK$3,983 million. 12.3 million revenue passengers were carried, an increase of 9.3% and the passenger load factor increased by 6.5 points. However, yields fell marginally by 0.7%. Cargo tonnage carried increased 21% to 851,439 tonnes. Cargo yields fell 2.7%. Cathay Pacific's positive profit growth in a difficult economic environment was due to both a timely response to market deterioration in 2001 by grounding planes and suspending unprofitable routes, and promptly bringing back unused capacity and resuming operations on the temporarily suspended routes in 2002, when market condition improved. Cathay Pacific is often voted one of the best airlines in the world.

國泰航空(www.cathaypacific.com)是一間建基於香港的國際客運及貨運航空公司，航線遍佈全球82個目的地。中信泰富是國泰航空的第二大股東，並透過在該公司董事局及管理委員會委派其代表積極參與國泰航空的各項管理工作。

國泰航空二零零二年之營業額較二零零一年增長 9% 達港幣三百三十億元；溢利則增長五倍至港幣三十九億八千三百萬元。年內總載客人數為一千二百三十萬人次，增長9.3%。乘客運載率增加 6.5 點，而收益率則輕微下降 0.7%。總空運貨量上升 21% 至 851,439 噸，貨運收益率下降2.7%。國泰航空在困難的經濟環境下仍能在溢利方面有所增長是因為管理層能把握時機，於二零零一年當市況轉壞時分別安排停飛部份客機及取消無利潤的航線，並於二零零二年市場狀況好轉時及時安排客機復飛及重開臨時暫停的航線。國泰航空多次獲選為全球最佳航空公司之一。

Dragonair
港龍航空

Profit Attributable to Shareholders
股東應佔溢利


HK$ million 港幣百萬元
1998
334
1999
340
2000
539
2001
339
2002
541

Revenue Passengers Carried
載客人數


in million 以百萬計
1998
2.0
1999
2.2
2000
2.6
2001
2.9
2002
3.5

Dragonair (www.dragonair.com) operates passenger and cargo flights to 28 destinations in Asia of which 18 are to Mainland Chinese cities. It also operates freighter services to Shanghai, Xiamen, Taipei, Europe via the Middle East, and Osaka. Driven by improved demand for air travel in particular on its mainland routes, and new route such as Taipei, revenue passengers carried increased 19.2% to 3.4 million. Cargo operations experienced a more substantial increase of 60% to a total tonnage uplifted of 193,465 tonnes. Net revenue was HK$5,979 million, a 21% increase from 2001. Profit increased 60% to HK$541 million. An increasing number of passengers originated from the Mainland of China ("PRC") and the PRC sales area recorded an 18% growth over the 2001 level.

HACTL (www.hactl.com) operates the largest air cargo terminal in the world and 2002 was a record year. Backed by strong export demand in particular from the U.S. and Europe, and import growth from the Mainland of China, total tonnage handled reached a record of 1.9 million tonnes, a 20% increase over 2001, breaking the previous record high of 1.75 million set in 2000. HACTL currently has an annual handling capacity of about 3 million tonnes of cargo. It is in the process of upgrading the facilities and process systems to eventually enable the terminal to handle over 3.5 million tonnes of cargo each year.

Air China Cargo Company, a joint venture in which CITIC Pacific has a 25% interest, was formed on 3 March 2003 between CITIC Pacific, Air China and Beijing Capital Airport Group Corporation will handle all of Air China's international and domestic cargo and related ground service businesses.

港龍航空(www.dragonair.com)經營往返亞洲二十八個目的地的航班服務，其中18個目的地是在中國大陸城市。該公司亦經營往來上海、廈門、台北、經中東至歐洲及大阪之貨運服務。由於航空交通需求的回升，尤其是中國大陸航線的需求增加及開闢台北新航線，載客量增加 19.2%，達三百四十萬人。貨運增幅更是顯著，總貨運量達193,465噸，上升60%。營業額淨額為港幣五十九億七千九百萬元，較二零零一年增加21%，溢利為港幣五億四千一百萬元，同二零零一年相比上升60%。愈來愈多的乘客來自中國大陸，其銷售額較二零零一年增長 18%。

香港空運貨站(www.hactl.com)經營全球最大的航空貨運中心。其於二零零二年的表現刷新記錄。在強勁的出口需求（尤其來自歐美市場）及中國大陸的進口增長帶動下，經該公司二零零二年處理的總貨物量創下了一百九十萬噸的記錄，較二零零一年增長20%，並打破二零零零年一百七十五萬噸的最高記錄。目前香港空運貨站每年可處理約三百萬噸貨運，現正著手擴建現有設施，最終將貨物中心的吞吐量提昇至每年超過三百五十萬噸。

中國國際貨運航空有限公司是一間由中信泰富、中國國際航空公司及北京首都機場集團公司於二零零三年三月三日成立的合資公司。其主要業務為中國國際航空的國際及國內航空貨運及其相關的地勤業務，中信泰富擁有25%的股權。

Civil Infrastructure 基礎設施

	Location	地點	Ownership 擁有權	
Yang Pu bridge	Shanghai	上海	45%	楊浦大橋
Nan Pu bridge	Shanghai	上海	45%	南浦大橋
Xu Pu bridge	Shanghai	上海	45%	徐浦大橋
Da Pu Lu tunnel	Shanghai	上海	45%	打浦路隧道
Yanan East Road tunnel	Shanghai	上海	50%	延安東路隧道
Hu Jia toll road	Shanghai	上海	45%	滬嘉高速公路
Western Harbour Crossing	Hong Kong	香港	35%	西區海底隧道
Eastern Harbour Crossing	Hong Kong	香港		東區海底隧道
Road			70.8%	公路
Rail			50%	鐵路
Five waste treatment facilities	Hong Kong	香港	20%-50%	五個環境保護項目

in HK$ million	2002	2001	以港幣百萬元計算
Contribution to earnings	1,223	1,362	溢利貢獻
Proportion of total earnings	25%	44%	佔總溢利貢獻比例
Capital expenditure	156	91	資本開支

CITIC Pacific invested in all the cross Huangpu bridges and tunnels and Hu Jia toll road in Shanghai in the early 1990s. Since then they have provided reliable profits and cash flows. In May 2000, the Shanghai Municipal Government removed tolls on these facilities to stimulate the development of Pudong, and substituted an alternative cash flow to honour its commitment to CITIC Pacific. In September 2002, the State Council issued a directive stating that all guaranteed return projects had to be re-negotiated. CITIC Pacific is currently in negotiation with the relevant authorities to resolve the issue satisfactorily and in accordance with the new regulation.

中信泰富於九十年代初開始投資位於上海橫跨黃浦江的所有橋樑及隧道和滬嘉高速公路。一直以來，該等項目為集團提供了穩定的溢利及現金流量。二零零零年五月，上海市政府為刺激浦東地區的發展，決定撤消對該等設施的收費制度，而以政府其他現金流量來源繼續履行對中信泰富所作的回報承諾。於二零零二年九月，中國國務院發出指示，要求所有保證回報項目均須重新商議。中信泰富就此正同上海市有關部門進行商談，以便能根據新規定滿意地解決問題。


Tunnels in Hong Kong 香港的隧道
Kowloon 九龍
Western Harbour Crossing
西區海底隧道
Eastern Harbour Crossing
東區海底隧道
Hong Kong 香港

In Hong Kong, CITIC Pacific has a 35% interest in a 30-year franchise that operates the **Western Harbour Crossing** ("WHC") (www.westernharbourtunnel.com), a key section of the Route 3 highway which links Hong Kong Island, Mainland China and Chek Lap Kok Airport. Daily average traffic remains at its 2001 level at about 40,000 vehicles. This level is well below the designed capacity of 180,000 vehicles per day due to much delayed improved access roads and the unexpectedly low toll charged by the Government-owned Cross Harbour Tunnel. Starting in February 2003, a toll increase was implemented.

CITIC Pacific is a controlling shareholder in the **Eastern Harbour Crossing** (Road) (www.easternharbourtunnel.com.hk) where average daily traffic experienced a slight decrease to 73,396 compared to 2001 primarily due to the opening of the MTRC's Tseung Kwan O railway line. CITIC Pacific also owns 50% of the Eastern rail tunnel used by the Mass Transit Railway.

In August 2002, **Hong Kong Tunnels and Highways Management Co Ltd.**, in which CITIC Pacific holds a 35% interest, began a renewed contract to manage the operation of the Cross Harbour Tunnel for 2 years.

CITIC Pacific has interests in **five waste treatment facilities** in Hong Kong, including a chemical waste treatment plant and two refuse transfer stations, with a total of 4,000 tonnes of daily waste processing capacity. There is also a landfill site with a 43 million cubic metre capacity and an airport waste collection facility. For the year 2002, total waste processed was 4.97 million tonnes, an increase of 48% over 2001. Profits from these businesses totalled HK$49 million, up 11% compared with 2001.

香港方面，中信泰富擁有**西區海底隧道**(「西隧」)(www.westernharbourtunnel.com)三十年專營權35%的權益。西隧是連接港島、中國大陸及赤鱲角機場的三號幹線的主要路段，二零零二年該隧道每日平均交通流量約為40,000架次，與二零零一年不相上下。此水平遠低於每日180,000架次的設計容量，主要原因是接駁道路網絡遲遲未能改善，加以香港政府所擁有之紅磡海底隧道之收費水平低於預期。西隧於二零零三年二月開始調高收費。

中信泰富是**東區海底隧道**公路部分(www.easternharbourtunnel.com.hk)的控股股東。地鐵將軍澳支線的通車令東隧的每日平均交通流量較二零零一年輕微下跌，現為73,396架次。中信泰富亦擁有地鐵所用東區海底隧道鐵路部份的50%權益。

於二零零二年八月，中信泰富持有35%股權之**香港隧道及高速公路管理有限公司**開始履行獲續期二年的海底隧道管理合約。

中信泰富在香港擁有權益的**五個環境保護項目**：包括一個化學廢料處理中心、兩個廢物轉運站，其總設計容量為每日四千噸，另外還包括一個設計容積達四千三百萬立方米之堆填區，以及機場廢料收集設施。於二零零二年，上述設施處理廢料總量共四百九十七萬噸，較二零零一年上升48%。環境保護項目溢利為港幣四千九百萬元，較二零零一年上升11%。

Power 發電



吉林
60% / 200MW
Hohhot 呼和浩特
35% / 400MW
Weihai 威海
49% / 36MW
Shouguang 壽光
49% / 24MW
Kaiteng 開封
50% / 125MW
Zhengzhou 鄭州
50% / 600MW
Ligang 利港
56.3% / 1,400MW

Operational □ 運營中
Under Construction ○ 在建設中
CITIC Pacific Ownership % 中信泰富權益
Capacity MW 容量

in HK$ million	2002	2001	*以港幣百萬元計算*
Contribution to earnings	245	281	溢利貢獻
Proportion of total earnings	5%	9%	佔總盈利貢獻比例
Capital expenditure	120	139	資本開支

CITIC Pacific has an experienced power team who identifies new investment opportunities, supervises the construction of power stations, and actively manages the operating plants.

For the year ended 31 December 2002, total electricity generated reached 14,046 million kwh, an increase of 23% from the same period in 2001, primarily due to increased demand for electricity and the operation of newly completed units. Profits for the sector, however,

中信泰富有一支經驗豐富的電力管理團隊來物色投資機會、督導電廠的興建工程及實際管理操作電廠。

由於電力需求的增加及新增機組的投產，集團電廠二零零二年發電總量達140.46億千瓦時，較二零零一年增長23%。溢利方面則有所下降，其原因為攤銷新投產機組之前期費用和

decreased somewhat due to increased pre-operating expenses in newly commissioned plants and lower dividend declared by operating companies in order to reserve funds for future expansion. Other factors affecting profits include higher proportion of unplanned electricity generated which was sold in the market at competitive rates, higher coal cost and lower tariffs.

The **Ligang coal-fired power station**, with a total installed capacity of 1,400MW, remains one of the most efficient power plants in China. It generated 8,505 million kwh of electricity in 2002, an increase of 20% over 2001 – 60% of the total generated by all CITIC Pacific owned power plants – due to increased demand for electricity particularly in the southern part of Jiangsu province. The third phase of Ligang is currently being planned which would add another 1,200MW of generating capacity and construction is expected to commence in 2003.

The **Zhengzhou co-generation power station**, with installed capacity of 600MW, generated 3,085 million kwh of electricity in 2002, a level similar to 2001. Heat generated decreased 3.7% to 5.38 million GJ.

Kaifeng power station, with an installed capacity of 125MW, generated 679 million kwh of electricity in 2002, an increase of 6% compared to 2001.

Weihai co-generation power plant generated 85 million kwh of electricity and 2.38 million GJ of heat in 2002, an increase of 12% and 7% respectively.

Shouguang co-generation power plant generated 200 million kwh of electricity and 1,175,100 tonnes of high temperature/pressure steam in 2002, an increase of 8% and 14% respectively.

The **Hohhot co-generation power plant**'s second 200MW unit began operation in August 2002. For the entire year, the two units generated a total of 1,492 million kwh of electricity. The power plant has completed its trial run and is now operating commercially.

Jilin co-generation power station has total designed capacity of 200MW. The first 100MW unit was completed and became operational at the end of December, 2002. The second 100MW unit is expected to begin operation in June 2003.

CITIC Pacific views the power generation business as an important area for expansion based on our expertise, knowledge of the industry and years of practical experience. Following the power industry reform in China, the market will become more open, efficient and transparent. CITIC Pacific believes that this will also present many attractive opportunities for efficient power operators such as CITIC Pacific.

電廠為將來擴展預留資金導致分紅有所減少。其他影響溢利的因素還包括競價上網電量增加，煤價上升及電價下調。

江蘇利港燃煤電廠裝機容量為140萬千瓦。該電廠一直是全中國運作效率最高的發電廠之一，二零零二年發電量達85.05億千瓦時，與二零零一年同期相比增長20%，並佔集團所有電廠總發電量的60%。發電量的增長主要是由於蘇南地區電力需求的增加。目前利港三期工程前期的準備工作正在積極進行。三期的裝機容量將為120萬千瓦，預計於二零零三年內開始投建。

鄭州熱電廠裝機容量為60萬千瓦，二零零二年發電量為30.85億千瓦時，基本與去年持平，供熱量為538萬吉焦，較二零零一年下降3.7%。

開封電廠的裝機容量為12.5萬千瓦，二零零二年發電量為6.79億千瓦時，比二零零一年同期增長6%。

威海熱電廠二零零二年發電量為0.85億千瓦時，供熱量為238萬吉焦，分別比二零零一年同期增長12%及7%。

壽光熱電廠二零零二年發電量為2.0億千瓦時，供汽量為117.51萬噸，比去年同期分別增長8%及14%。

內蒙呼和浩特熱電廠第二台20萬千瓦機組於二零零二年八月投產，連同第一台20萬千瓦機組，二零零二年共發電14.92億千瓦時。該兩機組試運行已告完成，現已進入商業運行。

吉林熱電廠設計容量為20萬千瓦。第一台10萬千瓦機組已於二零零二年十二月底投產，第二台發電機組預期於二零零三年六月份完工。

中信泰富始終認為發電是集團業務發展的重點，這有賴於我們對此專業的知識和多年的實踐經驗。隨著中國電力業的改革，市場將會更加開放，發電運作效率會更高也更具透明度。中信泰富相信這將為本公司這樣高效率的電廠經營商創造更多更好的商機。

Communications 信息業

	Location	地點	Ownership 擁有權	
CITIC Telecom 1616	Hong Kong	香港	100%	中信電訊 1616
CPCNet	Hong Kong	香港	100%	CPCNet
CITIC Guoan	Beijing	北京	50%	中信國安
CTM (Macau Telecom)	Macau	澳門	20%	CTM（澳門電訊）

in HK$ million	2002	2001	*以港幣百萬元計算*
Turnover	2,887	806	營業額
Contribution to earnings	356	295	溢利貢獻
Proportion of total earnings	12%	10%	佔總盈利貢獻比例
Capital expenditure	216	1,121	資本開支

CITIC Telecom 1616 ("1616") (www.citic1616.com) is a leader in Asia's IDD wholesale market. It is now serving more than 165 international telecom and mobile carriers in over 80 countries.

1616's success lies in its ability to offer competitive rates, a comprehensive range of services and products and most important of all, its excellent customer service. Management, together with a team of engineers, technicians and marketing professionals are dedicated to providing the best customer service – problems are identified and solved in the shortest time possible, software is developed and tailored to customer needs. Internally, 1616 utilizes information technology and intelligent network management to enhance its work efficiency, optimise its network utilization and control operational costs.

1616 is diversifying into other products to complement its core business of IDD wholesaling enabling the company to provide a "one-stop-shop" to its partners and customers. 1616's "Universal Mobile Operator Exchange Platform" – enabling roaming and short message exchange for mobile operators worldwide – was launched in June 2002. In October, China Mobile selected CITIC Telecom 1616 as its international Short Message Service gateway. Other services such as Outsourcing, Calling Card wholesaling and International Private Leased Circuit reselling not only strengthen 1616's business model but also provide additional cash flow.

中信電訊1616（「1616」）(www.citic1616.com) 在亞洲長途電話批發市場佔領先地位。現為80多個國家超過165個國際電訊及移動電話運營商提供服務。

1616的成功主要是取決於其價格具競爭性、服務及產品範圍廣泛，更重要的是其優質的客戶服務保障。公司管理層與工程、技術人員及市場部專業人士致力提供最優質的客戶服務、在最短時間內識別並解決問題、並能針對客戶需求進行軟件開發。內部營運方面，1616利用信息科技、智能網絡管理來提高工作效率、優化網絡使用率及控制營運成本。

1616正在發展多元化產品以便更好配合其長途電話批發業務，從而為其合作夥伴及客戶提供「一站式服務」。公司於二零零二年六月推出的「通用移動交換平台」可為全球移動通信運營商提供漫遊和短信息的接駁。去年十月，1616獲選為中國移動提供國際短訊端口。其他產品及服務例如外判、預付卡批發及國際網絡分銷等業務不僅可以完善1616的業務模式，更可為其帶來額外的現金流量。

CPCNet Hong Kong (www.cpcnet-hk.com) provides Internet services to corporate customers in Hong Kong and the Greater China area. Through partnerships and franchises, it also bridges its customers between China and the rest of the world.

CPCNet offers its solid base of over 4,000 corporate customers services ranging from connectivity solutions to the Internet, managed and dedicated server hosting, security services such as Intrusion Detection Services and Virtual Private Networking Solutions.

In March of 2002, CPCNet launched "TrueConnect", a value-added Virtual Private Network service, to serve the ever growing communications needs of business customers in Greater China. CPCNet's unique experience, expertise and success in building high quality connections are making the CPCNet name and presence felt in the market. Currently CPCNet's coverage includes Hong Kong, Beijing, Shanghai, Guangzhou, Shenzhen, Dongguan, Dalian, Fuzhou, Wuhan, Xian, Suzhou, Zhongshan, most cities in Taiwan, and more are being planned for 2003. Customers that subscribed for the service include companies in Hong Kong, Taiwan, USA and other countries.

CITIC Guoan's primary business is its 62% interest in CITIC Guoan Information Industry Co., Ltd. ("Guoan Information"), a Shenzhen Stock Exchange listed company. Guoan Information operates cable television networks in 18 cities and provinces in China serving approximately 5 million subscribers. In addition to its CATV networks, Guoan Information has interests in system integration, software development, hotel management and construction. CITIC Guoan also owns the CITIC Building in Beijing.

20% owned by CITIC Pacific since 1991, **Companhia de Telecomunicacoes de Macau** ("CTM") (www.ctm.net) is the provider of choice of fixed line, mobile telephone and Internet access services to the people of Macau SAR.

Despite increased competition, CTM's profits for 2002 rose 12% to HK$381 million. Its mobile customer base registered an increase of 23% reaching 211,300 users. Internet subscribers rose 25% to 47,000.

CPCNet Hong Kong (www.cpcnet-hk.com)在香港及大中華地區為企業客戶提供互聯網服務。CPCNet透過企業合作、商業夥伴及特許經營等形式，為聯接中國與世界各地企業起到橋樑作用。

CPCNet為逾4,000家企業客戶提供各種互聯網接入方案，托管及專用伺服器，諸如入侵偵別之類的保安服務以及虛擬網絡方案等服務。

為滿足大中華地區客戶的業務需要，CPCNet於二零零二年三月推出虛擬私人網絡「TrueConnect」產品。CPCNet的獨特經驗、技術以及該公司高質量的互聯網接入紀錄為其在市場推出新產品並樹立了品牌。到目前為止，CPCNet的網絡覆蓋香港、北京、上海、廣州、深圳、東莞、大連、福州、武漢、西安、蘇州、中山和台灣各主要城市，並準備於二零零三年建立更多的網點。客戶群包括來自香港、台灣、美國及其他國家的公司。

中信國安的主營業務是持有深圳證券交易所上市公司國安信息產業股份有限公司（「國安信息」）的62%股權。國安信息在中國18個城市及省份經營有線電視網絡，為大約五百萬用戶提供服務。除有線電視網絡外，國安信息亦投資於系統集成、軟件開發、酒店管理和工程建築。中信國安亦擁有位於北京的「國際大廈」。

中信泰富由一九九一年起擁有**澳門電訊**20%的權益(www.ctm.net)，該公司為澳門特別行政區之首選電訊供應商，為其市民提供固網、移動電話和互聯網接入等服務。

儘管競爭激增，澳門電訊二零零二年利潤增長了12%至港幣三億八千一百萬元。其移動電話服務的用戶增長了23%至二十一萬一千三百戶。互聯網用戶亦增長25%至四萬七千戶。

Marketing and Distribution　　銷售及分銷

	Location	*地點*	*Ownership 擁有權*	
Dah Chong Hong	Hong Kong	香港	100%	大昌行
Sims Trading	Hong Kong	香港	100%	慎昌

in HK$ million	2002	2001	*以港幣百萬元計算*
Turnover	**11,212**	9,604	營業額
Contribution to earnings	235	119	溢利貢獻
Proportion of total earnings	5%	4%	佔總盈利貢獻比例
Capital expenditure	272	612	資本開支

Dah Chong Hong (www.dch.com.hk) is a major distributor of motor vehicles and consumer and food commodity products with substantial operations in Hong Kong and Mainland China, and businesses in Japan, Singapore and Canada.

DCH Motor: In Hong Kong, DCH Motor distributes a broad range of passenger and commercial vehicles including Acura, Audi, Bentley, DAF, Honda, Isuzu, MAN, Nissan, UD Nissan Diesel, and Volkswagen. Despite the contracting motor market and the sluggish economic condition of Hong Kong, DCH was able to improve its market share to 27% in 2002, making it one of the largest distributors of motor vehicles in the territory. However, total vehicles sold dropped 8% to over 9,000 for 2002. Sales of its Isuzu trucks and bus chassis continue to rank number one in all major market segments, while the sales of its MAN trucks maintained its leadership position in the European import market for the second year in a row. Over the years, DCH has successfully expanded its motor business from after-sales service to distribution, wholesale, retail, leasing and fleet management.

大昌行(www.dch.com.hk)以分銷汽車，消費品及糧油食品為主。其主要業務分佈於香港及中國大陸，同時也在日本、新加坡及加拿大發展業務。

汽車：在香港，大昌行所代理的各式客車及貨車品牌眾多，包括極品、奧迪、賓利、大富、本田、五十鈴、猛獅、日產、大實力及福士。雖然汽車市場收縮及經濟表現疲弱，但大昌行仍於二零零二年提高了市場佔有率至27%，是本港最大規模的汽車分銷商之一。但其二零零二年汽車銷量則有9,000多輛，下降8%。其中，五十鈴貨車及巴士底盤的銷量繼續在各主要市場排行第一，而猛獅貨車的銷量亦連續兩年在歐洲進口車市場稱冠。經過多年努力，大昌行已成功發展了其集汽車售後服務、分銷、批發、零售、租賃及車隊管理等多元化汽車服務業務。

Dah Chong Hong in China

大昌行
中國分佈圖



Ha'erbin
Changchun 長春
Shenyang
Urumqi
Baotou 包頭
Beijing 北京
Dalian 大連
Tianjin 天津
Shijiazhuang 石家莊
Taiyuan 太原
Qingdao
Jinan
Lanzhou
Zhengzhou
Xian 西安
Nanjing 南京
Shanghai 上海
Ningbo 寧波
Hangzhou 杭州
Lhasa
Hefei 合肥
Wuhan
Chengdu 成都
Nanchang 南昌
Changsha 長沙
Jinhua 金華
Chongqing
Taizhou 台州
Guiyang
Kunming 昆明
Xiamen
Guangzhou
Shenzhen 深圳
Jiangmen 江門
Hong Kong 香港
Motor Group 汽車集團
Trading Group 貿易集團
Regions Covered by the Trading Group 貿易集團覆蓋的地區

DCH's expansion in Mainland China is progressing well. Total sales of motor vehicles exceeded 10,000 units in 2002, more than double the number in 2001. This compares with a 37% increase in China's overall automobile market over 2001. Working closely with local associates, DCH's distribution and service networks have grown in the past year to cover 14 cities with over 20 integrated sales, service and spare parts centres, regional parts distribution and traditional service centres. DCH currently has distributorships and dealerships of both imported brands such as Bentley, GM, Honda, Nissan, Renault, Volkswagen and Isuzu, and locally made vehicles such as Guangzhou Honda, Hainan Mazda, Qingling and Hongqi.

大昌行在拓展中國大陸市場方面進展良好。二零零二年大昌行銷往中國的汽車數量增長較去年超過一倍，已超越10,000輛，增幅比中國整體汽車市場二零零二年37%的銷售量增長為高。通過與內地夥伴緊密協作，大昌行繼續不斷擴展在中國的分銷及服務網絡，目前，其20多個銷售及服務網點已覆蓋十四個城市，擁有集銷售、售後服務及零部件支援於一身的專賣店、地區性的零部件分銷中心及傳統的汽車維修中心。大昌行目前在中國擁有多個汽車品牌的分銷和代理權，包括賓利、通用、本田、日產、雷諾、福士及五十鈴等進口品牌，以及廣州本田、海南馬自達、慶鈴及紅旗等本地生產的汽車品牌。

Mainland China's rapid economic development, rising standard of living and its accession to WTO present both opportunities and challenges to its motor market. DCH is following its plan to systematically develop this market, which it believes will become its main profit contributor in the coming years. Motor business as a whole made a contribution of HK$200 million, compared with HK$171 million in 2001.

DCH Marketing and Distribution: DCH's distribution of consumer and food commodity products includes provisions, rice and cereal, edible oils, Chinese foodstuffs and meat, cosmetics, building materials, and home electric appliances. It made a contribution to earnings of HK$44 million compared with a loss of HK$56 million in 2001. DCH sources products globally to supply food to retailers, wholesalers and the catering industry in Hong Kong and Mainland China through efficient logistics support. Despite the continued weak economy in Hong Kong, DCH was able to sustain its sales and at the same time expand its market share by providing the right product mix and introducing new product lines. Profit margins also improved through efficiency enhancement and cost reduction. In China, DCH is concentrating its effort on growing the distribution business, which has proven to be successful and brought significant improvement to the bottom line in 2002. DCH opened a new regional headquarter in Jiangmen to cover the Pearl River Delta area in August. Together with the existing Shanghai headquarters and the nine strategically located branches, representative and liaison offices across China, they form the backbone of an efficient and effective distribution and logistics services for both local and overseas suppliers.

Sims Trading (www.simshk.com) specialises in the distribution of branded food, household and healthcare products in Hong Kong, Macau, and Mainland China. The Company's consumer product brands include Pocari Sweat, Ovaltine, Barilla, Pauls, Heinz and Almond Roca for the Hong Kong Market, and Ferrero, Martell, Campbell's, Pauls and Ovaltine for the China market. Sims is also a major distributor of pharmaceuticals and medical equipment to hospitals, clinics and drug stores including products from Bayer, Bristol-Myers Squibb, Baxter, Alcon, Reckitt Benckiser, GE Medical Systems, and Kimberly Clark. Sims is extensively involved in providing third party logistics to major companies such as Heineken, Gillette, Pizza Hut and Unza Cathay.

隨著中國經濟快速發展，人民生活水平的不斷提高及加入世貿，汽車市場將面臨新的機遇和挑戰，大昌行正按照其發展策略有系統地開發中國市場，並相信中國市場於未來數年將成為大昌行的主要溢利來源。所有汽車業務的溢利貢獻為港幣二億元，二零零一年則為港幣一億七千一百萬元。

銷售及分銷：大昌行的消費品及糧油食品分銷業務包括分銷大米及穀物、食油、中國食品、肉類及農產品、化妝品、建築材料及家用電器。此業務的溢利貢獻為港幣四千四百萬元，二零零一年則虧損港幣五千六百萬元。透過有效的物流支援，大昌行為香港及中國大陸的零售商、批發商及飲食行業在世界各地搜羅及提供食品。雖然香港消費市場持續疲弱，大昌行透過靈活變通其貨品配置及提供新的產品系列等措施，不僅銷售額得以保持，而且市場佔有率亦有所增加。此外，大昌行亦通過提高營運效率和控制成本以改善邊際利潤。中國業務方面，大昌行集中資源發展分銷及相關業務的策略收到成效，二零零二年業績取得大幅度改善。於去年八月，大昌行在廣東江門成立了新的區域總部用以發展珠江三角洲市場，配合現有的上海區域總部及其它九間位於策略性地區的分公司及辦事處，成為大昌行之骨幹網，為國內外的供應商提供更快捷及更有效率的全國性分銷及物流服務。

慎昌有限公司(www.simshk.com)在香港、澳門及中國大陸分銷品牌食品，家居用品及保健產品等。在香港主要分銷寶礦力、阿華田、百得阿姨、保利牛奶、亨氏和樂家杏仁糖；而在中國大陸則分銷費列羅(Ferrero)、馬爹利、金寶湯、保利牛奶及阿華田等品牌。慎昌也是本港一間主要進口及代理商，為醫院、診所及藥房提供藥品、醫療儀器、及保健產品。主要品牌包括拜耳、百時美施貴寶、百特、Alcon、利潔時、美國通用電氣（醫療系統部）及金伯利。同時，慎昌亦致力為其客戶提供倉儲物流服務，客戶包括喜力、吉列、必勝客、安舍等。

Property

物業

	Type	類別	Ownership 擁有權	Approximate GFA ('000 sq.ft.) 概約樓面面積 (千平方呎)	
Properties in Hong Kong					**香港物業**
Investment Properties					*投資物業*
CITIC Tower	Office	寫字樓	40%	562	中信大廈
Festival Walk	Retail/Office	零售／寫字樓	50%	1,200	又一城
DCH Commercial Centre	Office	寫字樓	100%	389	大昌行商業中心
Wyler Centre	Industrial	工業	100%	393	偉倫中心
Broadway Centre	Godown & Ancillary office	貨倉及附屬寫字樓	100%	343	百匯中心
Yee Lim Industrial Centre	Cold storage & Godown	冷藏倉庫及貨倉	100%	320	裕林工業中心
Others	Various	各類	100%	541	其他
Development Property					*發展項目*
Discovery Bay, Yi Pak	Residential township	住宅區	50%	2,300	愉景灣，二白
Properties in Shanghai					**上海物業**
Investment Properties					*投資物業*
CITIC Square	Retail/Office	零售／寫字樓	80%	1,137	中信泰富廣場
Royal Pavilion	Service Apartments	服務式公寓	100%	374	華山公寓
Development Property					*發展項目*
Westgate Garden	Residential	住宅	100%	3,000	老西門新苑

in HK$ million	**2002**	2001	*以港幣百萬元計算*
Turnover	460	227	營業額
Contribution to earnings	**925**	633	溢利貢獻
Proportion of total earnings	**19%**	20%	佔總溢利貢獻比例
Capital expenditure	2,893	384	資本開支

CITIC Pacific's major property investments are located in Hong Kong and Shanghai consisting of large-scale residential and commercial projects. The Company has an experienced property team involved in every aspect of a project, from identifying investment opportunities and building the property to managing it on a day-to-day basis.

中信泰富的主要物業投資分佈在香港及上海，包括大型住宅及商用物業項目。本公司擁有一支經驗豐富的專業隊伍參與物業項目發展的每個環節，由物色投資機會到工程興建以至物業建成後的日常管理。

In Hong Kong, **Discovery Bay project**, 50% owned by CITIC Pacific, is a large residential development jointly developed with HKR International Ltd. The current Yi Pak Bay development at Discovery Bay is located in the northern part of Lantau Island in Hong Kong, with a total gross floor area of approximately 2.3 million sq. ft., of which about 0.54 million sq. ft. has been sold. Upon completion, this residential development will comprise of a central park, a resort hotel and a shopping mall. Siena One (Phase 11), with a gross floor area of 0.34 million sq. ft., is 98% sold. Siena Two (Phase 12), with a gross floor area of 0.64 million sq. ft. is over 30% sold. Foundation work for Phase 13, which has a gross floor area of 0.57 million sq. ft., commenced in July 2002 and is proceeding on schedule. This phase is expected to be ready for pre-sales in 2004. The Disney Theme Park is being built near Discovery Bay, and its future potential will be further enhanced.

CITIC Pacific also has a land bank of over one million sq. ft. of gross floor area in Hong Kong, which could be re-developed when market conditions are appropriate.

On the investment property front:

CITIC Tower, 40% owned by CITIC Pacific, is our headquarters and a landmark on the Hong Kong waterfront comprising of 562,000 sq. ft. of offices, retail shops and restaurants, and a footbridge linking it to the Admiralty MTR station. The building is currently 97% occupied.

Festival Walk, a 1.2 million sq. ft. of shopping and office complex, is 50% owned by CITIC Pacific. Jointly developed with Swire Group, it is located at the intersection of the Kowloon Canton Railway and Mass Transit Railway Station in Kowloon Tong. Since its completion in 1998, Festival Walk has become one of the most successful shopping centres in Hong Kong. The demand for space has been very good with current occupancy rate of 98%.

在香港，中信泰富擁有**愉景灣項目**50%之權益。此項目是公司聯同香港興業國際集團有限公司合作發展的一個大型住宅項目。位於愉景灣北部的二白灣發展樓面總面積達二百三十萬平方呎，其中約五十四萬平方呎已售出。此住宅項目完成後將建有中央公園、渡假式酒店及購物商場等設施。海澄湖畔一期（第十一期）提供樓面面積三十四萬平方呎，已售出98%。海澄湖畔二期（第十二期）提供樓面面積六十四萬平方呎，已售出超過30%的單位。第十三期的可建樓面面積達五十七萬平方呎，其地基工程已於二零零二年七月展開並如期進行，預計可於二零零四年預售。正在建築中的迪士尼主題公園鄰近愉景灣，更加強愉景灣未來發展的潛力。

中信泰富在香港亦擁有超過一百萬平方呎樓面面積的土地儲備可供未來發展，在適當的市場環境下可啟動發展。

在投資物業方面：

中信泰富擁有40%股權的**中信大廈**，為本公司之總部所在。中信大廈是香港中區海濱標誌建築之一，提供樓面面積五十六萬二千平方呎的寫字樓、商舖及餐廳，並設有行人天橋連接金鐘地鐵站。中信大廈目前的租用率達97%。

中信泰富擁有50%股權的「**又一城**」是聯同太古集團合作發展的項目，該項目位於九廣鐵路與九龍塘地鐵站交匯處，樓面面積達一百二十萬平方呎，包括購物商場及寫字樓。自一九九八年建成後，又一城已成為香港的成功購物商場之一。又一城商舖需求甚佳，目前租用率達98%。

In 2001, CITIC Pacific purchased a 734,783 sq. ft. site in Shanghai – **Westgate Garden** – for residential and commercial development. It is located in the Huangpu District, adjacent to Xizang Nanlu and Jianguo Donglu, and within walking distance from a future subway station. With a gross floor area of approximately 3.0 million sq. ft, this development, once completed, will comprise residential towers, a multi-storey commercial complex, retail shops and carparks. The project will be developed in phases over the next four to five years. The foundation work for the first phase began in December.

In Shanghai, **CITIC Square**, 80% owned by CITIC Pacific, is a Grade A office tower in Nanjing Xi Lu, with current occupancy of 98%. **Royal Pavilion**, a luxury service apartment building, is 100% owned by CITIC Pacific with an occupancy rate of 89%.

中信泰富於二零零一年在上海購入734,783平方呎之地盤用來發展一個住宅及商用項目，取名**老西門新苑**。該地盤位於黃浦區，毗鄰西藏南路及建國東路，徒步可達日後將落成的地鐵站。此項目建成後可提供樓面面積約三百萬平方呎，包括住宅大樓、多層商場、商舖及停車場。此項目將在未來四到五年分期開發，第一期之地基工程已於二零零二年十二月動工。

中信泰富於上海的投資物業，包括佔有80%股權的**中信泰富廣場**，此為位於南京西路之甲級商廈，目前租用率達98%；以及全資擁有的**華山公寓**，此乃一高級服務式公寓，目前租用率亦達 89%。

Other Businesses 其他業務

in HK$ million	2002	2001	*以港幣百萬元計算*
Turnover	6,020	3,957	營業額
Contribution to earnings	356	96	溢利貢獻
Proportion of total earnings	8%	3%	佔總盈利貢獻比例
Capital expenditure	984	214	資本開支

Industrial Manufacturing

CITIC Pacific has a 55% interest in facilities in Jiangyin, manufacturing special steel products using an imported high quality special steel production line. These facilities are now one of China's main producers of special steels such as bearing steel, gear steel and cold-forging steel. For the year 2002, total production reached 1.4 million tones, a 16% increase from 2001. Profits for the same period increased 29% from 2001.

Wuxi Huada Motors Company produces low noise, low vibration and high torque electrical motors for the domestic and European markets. For the year 2002, production was 1.5 million KW, an increase of 21% over 2001.

工業製造

中信泰富擁有位於江陰鋼廠的55%權益，該等鋼廠擁有國外引進的高質量的特鋼生產線，現為全國主要特鋼生產基地之一。主要產品為軸承鋼、齒輪鋼及冷鐓鋼等。二零零二年總產量為一百四十萬噸，較二零零一年增長16%。溢利同二零零一年相比增長 29%。

無錫華達電機為國內及歐洲市場生產低噪音、低振動及高扭力的電機。二零零二年總產量為一百五十萬千瓦，同二零零一年相比增長21%。

CITIC Capital Markets

50% owned by CITIC Pacific, CITIC Capital Markets Holdings Ltd. ("CCMH") (www.citiccapital.com) was formed in May 2002 with the vision of creating a leading China focused investment bank with comprehensive service capabilities, embracing three core businesses including asset management, investment banking and brokerage, many of which have been serving the Hong Kong capital market for over a decade as part of CITIC Ka Wah Bank.

CCMH officially began operation in its current form in September 2002. Since then it has formed a solid and experienced management team, recruited quality staff, established solid relationships with CITIC Beijing and CITIC International Financial Holdings Ltd., the company's other two shareholders, to better utilize resources and create synergies. It has already made a positive contribution to CITIC Pacific's profits. Going forward, CITIC Capital Markets will continue to leverage on its knowledge and experience of China and Hong Kong capital markets to provide high quality service to its customers.

Developing Businesses

In January 2002, CITIC Pacific formed a joint venture with **Lansheng Guojian Corporation** in Shanghai to develop a bio-pharmaceutical business in Mainland China. The JV is focusing on conducting research and development in biotechnology pharmacy. Applications for clinical trials of two drugs have been submitted to the State Drug Administration.

In 2001, CITIC Pacific formed a joint venture with **Fudan University** to develop distance learning in Mainland China. The JV engages in e-learning, distance education and executive training businesses by leveraging off the academic resources of Fudan University.

中信資本市場

中信泰富持有百份之五十股權的中信資本市場控股有限公司於二零零二年五月成立。其目標是發展成為一間具領導地位，專注於中國市場的投資銀行，為其客戶提供全面及優質的金融服務。中信資本市場的三個核心業務包括：資產管理，投資銀行及證券服務業務。前身屬於中信嘉華銀行旗下的業務並已為香港金融業市場服務了超過十年之久。

中信資本市場於二零零二年九月方正式以現時之架構開始運作。現已組成了一支經驗豐富的管理團隊，並招聘了優秀的從業人員。該公司為更有效地運用資源及發揮協同效益已與另外兩位股東中信北京及中信國際金融控股有限公司建立了緊密的策略夥伴關係。中信資本市場於二零零二年已為中信泰富提供了盈利貢獻。展望將來，該公司將繼續憑藉其對中國及香港金融市場的知識及經驗，為客戶提供優質服務。

開發中的業務

中信泰富於二零零二年一月與**上海蘭生國健藥業有限公司**組成合資公司，在中國大陸研發生物製藥，該合資公司乃專注於生物製藥的研究及開發。目前公司已向國家藥品監督管理局提出了兩項藥品的臨床試驗申請。

中信泰富於二零零一年與**復旦大學**組成合資公司，在中國大陸開發遠程教育課程。該合資公司借助復旦大學的學術資源從事網絡教育，遠程教育及行政人員培訓等業務。

Of the Consolidated Financial Results for 2002

Introduction

CITIC Pacific's 2002 Annual Report includes a report by the Directors to shareholders, the financial accounts and other information required by accounting standards, legislation, and the Hong Kong Stock Exchange. This Management's Discussion and Analysis is designed to assist the reader in understanding the statutory information by discussing the contribution of each business segment, and the financial position of the company as a whole.

Pages 68 to 75 of the Annual Report contains the Consolidated Profit and Loss Account, Balance Sheet, Cash Flow Statement and Statement of Changes in Equity. Following these financial statements, on pages 76 to 136 are Notes that further explain the figures presented in the statements.

On page 137 CITIC Pacific's auditor – PricewaterhouseCoopers – make a report to the shareholders of their opinion of the financial statement.

Basis of Accounting

CITIC Pacific prepares its financial statements in accordance with generally accepted accounts standards published by the Hong Kong Society of Accountants. Hong Kong accounting standards broadly follow International Accounting Standards. In preparing its 2002 financial statements, the Group adopted new or revised SSAPs, particularly SSAP No. 34 "Employee Benefits" and SSAP No. 11 "Foreign Currency Translation" which became effective for the current accounting year. Their adoption has no significant impact on the Group's financial statements except that the adoption of SSAP No. 34 by CITIC Pacific's associated company, Cathay Pacific Airways Limited, has reduced CITIC Pacific's attributable opening retained earnings by HK$148 million.

二零零二年綜合財政業績

緒言

中信泰富的二零零二年年報包括董事會報告、財務報表及按會計準則、法例及香港聯合交易所規定的其他資料。編製本管理層討論及分析旨在透過討論各項業務的溢利貢獻及本公司的整體財政狀況，協助讀者瞭解所提供的法定資料。

本年報第68頁至第75頁載有綜合損益賬、資產負債表、現金流量表及權益變動表。緊隨該等財務報表之後為進一步闡釋報表所載數據的附註（載於第76頁至第136頁）。

第137頁載有中信泰富核數師羅兵咸永道會計師事務所向股東發出的報告，列載其對財務報表的意見。

會計基準

中信泰富乃根據香港會計師公會頒佈而普遍被採用之香港會計準則編製財務報表。香港會計準則大致上依循國際會計準則。本集團在編製其二零零二年度財務報表時，採納嶄新或經修訂的香港會計準則，尤其是於本財政年度生效的香港會計準則第三十四號「僱員福利」及香港會計準則第十一號「外幣換算」。除因中信泰富的聯營公司國泰航空有限公司採納香港會計準則第三十四號而令中信泰富的應佔期初保留盈利減少港幣一億四千八百萬元外，採納該等香港會計準則對本集團的財務報表並無重大影響。

Profit Attributable to Shareholders 股東應佔溢利


HK$ million 港幣百萬元
1998 2,628
1999 2,735
2000 3,291
2001 2,110
2002 3,902

The net profit attributable to shareholders for 2002 was HK$3,902 million, an increase of 85% compared with HK$2,110 million achieved in 2001. All business segments contributed to this increase, except power generation and civil infrastructure.

二零零二年之股東應佔溢利為港幣三十九億二百萬元，較二零零一年之港幣二十一億一千萬元增加85%。除發電及基礎設施外，各業務分類均為此溢利增長作出貢獻。

Business Segments 業務分類

The financial statements contain business segment information for turnover (Note 2), pre-tax profit from consolidated activities (Note 3), for associated companies (Note 4), fixed assets (Note 12) and assets and liabilities (Note 24).

The following chart shows , for each major business segments, the after tax contribution it made to corporate level net interest expense not charged to individual businesses, overhead expenses and the amortization of goodwill. Historical performance can be seen on the 10 years statistics on page 36.

財務報表載有關於營業額（附註2）、稅前綜合業務溢利（附註3）、聯營公司（附註4）、固定資產（附註12）及資產與負債（附註24）等業務分類資料。

下圖顯示各主要業務分類的稅後溢利貢獻與尚未自個別業務扣除的企業利息支出淨額、營運開支及商譽攤銷的比例。過往的表現可參閱第 36 頁所載的十年統計。

Contribution 溢利貢獻

HK$ million	**2002**	2001	*港幣百萬元*
Aviation	1,263	324	航空
Civil Infrastructure	1,223	1,362	基礎設施
Communications	356	295	信息業
Power Generation	245	281	發電
Marketing & Distribution	235	119	銷售及分銷
Property	925	633	物業
Industrial Manufacturing	126	95	工業製造

The main reasons for the different contribution in each segment in 2002 compared that for 2001 are:

- Communications increased 88% due to a greater contribution from CITIC Telecom 1616, CITIC Guoan, CPCNet and CTM.
- Power Generation decreased by 13% mainly due to pre-operating expenses in newly commissioned plants and a lower dividend declared by operating companies in order to reserve funds for future expansion.
- Civil Infrastructure decreased by 10% due to the disposal of the Chongqing Chang Jiang LJT Bridge in December 2001, improved results at the Western Harbour Tunnel but reduced profits at the Eastern Harbour Tunnel.
- Aviation increased almost 3 times mainly due to profit growth of 5 times at Cathay Pacific and a 60% increase in the profit from Dragonair. Both airlines increased passenger and cargo volumes. HACTL's results increased 56% with a record cargo volume.
- Property sales at both Siena One and Siena Two at Discovery Bay and The Victoria Tower in Kowloon contributed HK$272 million compared with HK$37 million from property sales in 2001. Property leasing profit of HK$653 million increased 10% as a result of the Shanghai properties newly acquired in January 2002 offset by a slight reduction in Hong Kong rental income.
- Marketing & Distribution: The motor group contributed HK$200 million (+17%) due to an outstanding performance in the sale of cars and trucks in both Hong Kong and the Mainland China and strong earnings from the diversified motor services operations. General trading businesses grow 12% in real terms to HK$37 million (HK$75 million was written off in 2001 for catering and agricultural businesses in Mainland China).
- Industrial Manufacturing profit increased 33% due to a 25% increase in the sales of steel and increased operation efficiency.

於二零零二年各項業務分類的溢利貢獻有別於二零零一年的主要原因為：

- 信息業務溢利增長88%，是由於中信電訊1616、中信國安、CPCNet及澳門電訊之較大盈利貢獻。
- 發電業務溢利貢獻下降13%，主要由於投資新電廠所需之營運前開支，以及營運公司宣派的股息減少以便保留資金用作將來發展。
- 基礎設施業務溢利貢獻下降10%，是由於二零零一年十二月出售重慶長江李家沱大橋，而西區海底隧道的業績有所改善，但東區海底隧道的溢利貢獻則下降。
- 航空業務溢利上升3倍，主要由於國泰航空的利潤增長5倍及港龍航空的溢利增長60%。該兩間航空公司之載客量及貨運量均增加。香港空運貨站錄得創記錄的貨運量，令溢利增長56%。
- 出售愉景灣海澄湖畔一段和二段及九龍港景峰令物業銷售溢利貢獻港幣二億七千二百萬元，與二零零一年比較，溢利貢獻為港幣三千七百萬元。香港租金收入輕微下降，抵銷了二零零二年一月新購入的上海物業帶來之租務收益，整體物業租金溢利為港幣六億五千三百萬元，增長10%。
- 銷售及分銷方面，汽車集團溢利貢獻為港幣二億元（增長17%），主要由於香港及國內汽車及貨車銷售良好，以及多元化汽車業務帶來強勁收益。一般貿易業務實質增長12%，達港幣三千七百萬元（於二零零一年曾就國內之飲食及農業項目撇賬港幣七千五百萬元）。
- 工業製造業務溢利增加33%，主要由於鋼鐵銷售上升25%及營運效率增長。

The businesses segments within the infrastructure group – Communications, Power Generation, Civil Infrastructure and Aviation – contributed approximately 72% compared with 73% in 2001.

業務分類內基本建設（信息業、發電、基礎設施及航空）的溢利貢獻約為72%，與二零零一年比較則為73%。


2002
其他
Others
28%
基本建設
Infrastructure
72%
2001
其他
Others
27%
基本建設
Infrastructure
73%

Geographical Distribution

In 2002, the contribution and assets of the Group by the location of the base of operations were:

地區分佈

於二零零二年，本集團按業務基地所在位置劃分的溢利貢獻及資產如下：

as at 31 December 2002 二零零二年十二月三十一日結算


33%
67%
30%
69%
1%
Hong Kong SAR 香港特別行政區
Mainland China 中國
Japan 日本

Contribution % 溢利貢獻 　　Assets at Book Value % 賬面資產值

Interest Expense

The Group's total interest expense declined from HK$690 million to HK$490 million due to a reduction in borrowings from HK$14.6 billion to HK$9.3 billion and a reduction in the average cost of borrowings from 6% to 4.6%. Debt net of bank deposit reduced from HK$10 billion to HK$6.7 billion and net interest expenses, after deducting interest income, declined from HK$504 million to HK$434 million.

利息支出

本集團的利息支出總額由港幣六億九千萬元下跌至港幣四億九千萬元，是由於借貸由港幣一百四十六億元減至港幣九十三億元及平均借貸成本由6%減至4.6%所致。扣除銀行存款的債項由港幣一百億元減至港幣六十七億元，而利息支出淨額（扣除利息收入後）由港幣五億四百萬元減至港幣四億三千四百萬元。

Amortization and Revaluation

Accounting standards require two major adjustments that are unrelated to the cashflow of our business. Goodwill – the amount paid for buying a business that exceeds the value of its physical and identifiable assets – must be amortised to the profit and loss account over its useful life not exceeding 20 years. In 2002, HK$204 million of goodwill was amortised to the profit and loss account, a HK$18 million increase compared to 2001.

In certain defined circumstances, accounting standards require listed investments to be revalued to market value at the end of each accounting period. This revaluation caused CITIC Pacific to record an unrealised loss of HK$2 million in the year of 2002 compared with an unrealised loss of HK$166 million in the year of 2001, a change of HK$164 million between the two years.

攤銷及重估

會計準則規定須作出兩項與集團業務之現金流量無關之重大調整。商譽（就收購業務所付款項超出其實質及可辨認資產之價值）必須於其不超過二十年之可使用年期內在損益賬攤銷。於二零零二年，港幣二億四百萬元的商譽已於損益賬內攤銷，較二零零一年增加港幣一千八百萬元。

在若干情況之下，會計準則亦規定上市投資類別須重估其於每段會計期間結算日之市值。此項重估導致中信泰富於二零零二年錄得未變現虧損港幣二百萬元，而二零零一年的未變現虧損為港幣一億六千六百萬元，兩年之變動為港幣一億六千四百萬元。

Taxation

Taxation increased from HK$306 million in 2001 to HK$377 million in 2002 mainly due to increase in the share of taxation of the associated companies, particularly that of Cathay Pacific whose tax rate was significantly lower in 2002 compared with 2001.

稅項

稅項由二零零一年港幣三億六百萬元增加至二零零二年港幣三億七千七百萬元的主要原因乃分佔聯營公司稅項增加所致，但是國泰航空於二零零二年的稅率遠低於二零零一年。

Shareholders' Returns

CITIC Pacific's primary objective is to increase shareholder value for which it has used earnings per share as a proxy. The Company expects its businesses to provide returns on investment over their lives that will provide shareholders with an adequate return on equity.

股東回報

中信泰富之主要目標乃增加股東價值，並以每股盈利作為指引。本公司期望其業務於營運期間所提供之投資回報能為股東帶來足夠之股本報酬。

Earnings per Share

每股盈利



HK$ 港幣元
1998
1.24
1999
1.29
2000
1.49
2001
0.96
2002
1.78

Earnings per share were HK$1.78 for the year 2002, an increase of 85% compared with HK$0.96 for the year in 2001. The number of shares outstanding in the two years was substantially the same so all the increase in earnings per share was attributable to the increase in profit.

二零零二年之每股盈利為港幣1.78元，較二零零一年之港幣0.96元增加85%。於該兩年度的已發行股份數目大致相同，故每股盈利增加實為溢利增加所致。

Shareholders' Equity 股東權益


HK$ billion 港幣拾億元
2001
41.5
2.5
44.0
2002
42.7
2.5
45.2
Shareholders' Funds
股東資金
Unimpaired Goodwill written off to Reserves
儲備中沒有減值之商譽撇銷

Shareholders' equity defined as shareholders' funds, plus HK$2.5 billion of unimpaired goodwill written off to reserves for accounting purposes, was HK$45.2 billion as at 31 December 2002. The movement of the shareholders' funds during the year is set out in the Consolidated Statement of Changes in Equity on page 75 of the accounts.

股東權益為股東資金加上在入賬時在儲備撇銷之未減值商譽港幣二十五億元之總和，於二零零二年十二月三十一日為港幣四百五十二億元。本年度的股東資金變動載於本賬目第75頁的綜合權益變動表。

Shareholders' Equity per Share 每股股東權益


HK$ 港幣元
2001
20.1
2002
20.7

Shareholders' equity per share at 31 December 2002 was HK$20.7 as compared to HK$20.1 at 31 December 2001 mainly due to increase in shareholders' funds by the profit for the year partly offset by the dividend paid and certain reserve movements set out in Note 21 on page 106 of the financial statements.

二零零二年十二月三十一日之每股股東權益為港幣 20.7 元，而二零零一年十二月三十一日則為港幣 20.1 元，主要原因為在本年度溢利帶動下的股東資金增幅部份已因派付股息及財務報表第 106 頁附註 21 所載的若干儲備變動而抵銷。

Dividend per Share 每股股息


HK$ 港幣元
1998
0.20
0.50
0.70
1999
0.20
0.55
2.00
2.75
2000
0.20
0.65
0.85
2001
0.20
0.60
0.80
2002
0.30
0.70
1.00
2.00
Interim Dividend 中期股息
Final Dividend 末期股息
Special Dividend 特別股息

An interim 2002 dividend of HK$0.30 per share was paid on 19 September 2002 and it is proposed to pay a final 2002 dividend on 12 May 2003 of HK$0.70 per share and a special dividend of HK$1 per share on the same day. The regular dividend for 2002 represents 56% of the 2002 profit and 29% of the regular cashflow received from all businesses.

集團於二零零二年九月十九日派發二零零二年中期股息每股港幣0.30元，並建議於二零零三年五月十二日派發二零零二年末期股息每股港幣0.70元及於同日派發特別股息每股港幣1元。二零零二年的普通股息佔二零零二年溢利的56%，及佔來自所有業務的經常性現金流量的29%。

Turnover

營業額


HK$ billion 港幣拾億元
0
5
10
15
20
25
1998
1999
2000
2001
2002
Civil Infrastructure 基礎設施
Communications 信息業
Power Generation 發電
Marketing & Distribution 銷售及分銷
Property 物業
Industrial Manufacturing & Others 工業製造及其他
Sales of Businesses 出售業務

The largest component of Turnover are sales of goods and services, but other items such as sales of assets are included as described in Note 2 of the financial statements. Only the turnover from businesses included as Consolidated Activities is reported – they contributed 58% to the net profit before taxation.

Marketing & Distribution turnover increased 17% in 2002 compared with 2001. Motor trading turnover increased 39% in 2002, a 180% growth in the Mainland China market being offset by a 11% decline in Hong Kong. Other trading and distribution turnover fell slightly by 2% in aggregate. Industrial Manufacturing turnover increased 25% due to larger sales of steel, while communications turnover increased 55% mainly due to the growth of business of the CITIC Telecom 1616 Group. Other turnover in 2002 included the sale of the 80% interest in China Express No. 1 Backbone Network at a consideration of HK$1.6 billion.

貨品銷售及服務乃佔營業額中的最大部份，並包括其他項目如出售資產等已列入財務報表附註2。本集團只呈報來自綜合業務的營業額，其貢獻佔除稅前淨溢利的58%。

於二零零二年銷售及分銷的營業額較二零零一年增加17%。汽車貿易於二零零二年的營業額上升39%，但大陸市場錄得的180%增長卻為香港的11%跌幅所抵銷。其他貿易及分銷的營業額合共輕微下跌2%。工業製造的營業額因鋼鐵銷量上升而增加25%，而信息業的營業額則主要因中信電訊1616集團取得業務增長而增加55%。二零零二年的其他營業額包括以港幣十六億元的代價出售中國奔騰一號骨幹網的80%權益。

Capital Expenditure 資本開支

HK$ million	2002	2001	港幣百萬元
Aviation	–	1	航空
Civil Infrastructure	136	91	基礎設施
Communications	216	1,121	信息業
Power Generation	120	139	發電
Marketing & Distribution	272	612	銷售及分銷
Property	2,893	584	物業
Industrial Manufacturing	280	206	工業製造
Others	704	8	其他

CITIC Pacific bought two properties in Shanghai for HK$2.7 billion in 2002. "Others" is mainly a 50% interest in CITIC Capital Markets Holdings Ltd. of HK$510 million. The construction of an additional steel plant was completed during the year and its cost reflected under Industrial Manufacturing. The Marketing & Distribution segment mainly increased investment in operating fixed assets while the 2001 amount included the acquisition of Sims Trading Group. Equipment was purchased to support the expansion of the telecommunication business.

中信泰富於二零零二年以港幣二十七億元在上海購入兩項物業。「其他」主要為中信資本市場控股有限公司的50%權益港幣五億一千萬元。增建鋼廠的工程已於本年度完成，所需成本反映在工業製造項目下。銷售及分銷分類之支出主要為增加投資於營運固定資產，而二零零一年的款項則包括收購慎昌貿易集團。電訊業購買的設備旨在支援業務的擴展。

General Policies

CITIC Pacific aims to finance its businesses with liabilities appropriate to their cash flows, employing limited or non-recourse project finance when it is available. The financing and cash management activities of the Group are centralized to enhance the utilization of Group financial resources and risk management.

CITIC Pacific diversifies its funding sources through utilization of both the banking and capital markets. The Company maintains borrowing relationships with major financial institutions based all over the world and its bonds are widely held by investors in Asia, Europe and North America.

CITIC Pacific minimizes its currency risks by endeavoring to finance non Hong Kong dollar assets in the same currency as the asset or cash flow from it, either by borrowing or using foreign exchange contracts. For instance, the US$ cash flow arising from many infrastructure projects in Mainland China are matched against US$ debt. Achieving the policy objective is not always possible due to limitation in financial markets, particularly on investment into the Mainland, so the continued development in RMB debt, equity and foreign exchange markets is very important to CITIC Pacific as the focus of businesses is increasingly towards Mainland China where the businesses will generate RMB cash flow.

The Company only uses derivative transactions for hedging purposes, and speculative activities are strictly prohibited. Counterparties' credit risk are carefully reviewed and, in general, the Company only deals with financial institutions whose credit rating is single A or better.

一般政策

中信泰富之融資策略為融資形式須根據有關業務之現金流量情況，在可能情況下安排有限或無追索權之項目融資。本集團之融資及現金管理運作均集中在總公司層次進行，藉以提升集團財務資源的運用，以及加強風險管理。

中信泰富致力透過銀行及資本市場分散集資途徑。本公司與全球的主要金融機構維持借貸關係，而其債券廣為分佈於亞洲、歐洲及北美洲的投資者持有。

中信泰富透過借貸或利用外滙合約安排，以有關資產或現金收益之幣種為非港元資產進行融資，務求將貨幣風險降至最低。舉例而言，中國大陸基建項目帶來美元現金收益，故以美元債項配對。由於中國之金融市場有所限制，上述目標未能時常達致，故國內人民幣債務、股票及外滙市場之持續發展對中信泰富非常重要，因集團的業務重點愈來愈偏重於中國大陸，而在當地經營業務將帶來人民幣現金收益。

本公司只利用衍生工具對沖風險，絕對嚴禁進行投機買賣。交易對手之信貸風險亦會審慎分析。一般而言，本公司只與信貸評級達A級或以上之金融機構交易。

Cash Flow from Operations

Since, by design, most of the Group's debt is raised by the holding company, the amount of cash flow from each business to the Company is an important measure as to the Company's ability to serve its debts. In the year of 2002, cash contributions to the Company from all businesses in the Group was approximately HK$5.4 billion of which the infrastructure businesses contributed approximately HK$3.2 billion; the property contributed approximately HK$1.8 billion and the Marketing & Distribution contributed approximately HK$330 million.

In addition, HK$2.3 billion was received from the sale of China Express No. 1 Backbone Network and Chongqing Chang Jiang LJT Bridge. Cash received from selling marketable securities contributed over HK$2.3 billion for the year.

業務之現金流量

由於本集團的大部份債項由控股公司安排，故各項業務為本公司帶來的現金流量乃衡量本公司償還債項能力的重要指標。於二零零二年，本集團所有業務為本公司提供的現金貢獻約為港幣五十四億元，基本建設提供約港幣三十二億元，物業提供約港幣十八億元，而銷售及分銷則提供約港幣三億三千萬元。

此外，出售中國奔騰一號骨幹網及重慶長江李家沱大橋獲得港幣二十三億元。於本年度出售有價證券所得現金逾港幣二十三億元。

Cash Flow from Operations

業務之現金流量


HK$ billion 港幣拾億元
0
5
10
15
20
1998
1999
2000
2001
2002
Infrastructure 基本建設
Marketing & Distribution 銷售及分銷
Property 物業
Industrial Manufacturing & Others 工業製造及其他
Sales of Businesses 出售業務

Cash Flow per Share

每股現金流量


HK$ 港幣元
1998
3.2
1999
1.7
7.1
8.8
2000
2.0
0.7
2.7
2001
2.4
2002
3.5
1.1
4.6
From Regular Cash Flow per Share
經常性收入之每股現金流量
From Cash Flow per Share from the Sale of Businesses
出售業務之每股現金流量

Group Debt and Liquidity

In 2002, CITIC Pacific raised HK$2.5 billion through a 5.5/7 year syndicated loan facility to extend the Company's debt maturity profile, reduce the annual refinancing risk and lower the overall cost of funds. In addition, HK$2 billion of bilateral facilities were established or renewed, generally at a lower cost than before.

As of 31 December 2002, the Group's total outstanding debt was HK$9.3 billion (31 December 2001: HK$14.6 billion), cash and deposit with banks were HK$2.5 billion giving a net debt of HK$6.7 billion compared to HK$10 billion at 31 December 2001. Leverage, measured by the net debt to total capital was 13% (31 December 2001: 19%).

集團債項及流動資金

於二零零二年，中信泰富簽定一筆港幣二十五億元為期五年半及七年之銀團貸款，用以延展公司之債務到期結構、降低每年的再融資風險及減輕整體資金成本。此外，本公司亦按普遍較以往低廉的成本建立或延續雙邊貸款協議共約港幣二十億元。

於二零零二年十二月三十一日，本集團之借貸總額為港幣九十三億元（二零零一年十二月三十一日：港幣一百四十六億元），而現金及銀行存款則為港幣二十五億元，淨負債為港幣六十七億元，而二零零一年十二月三十一日則為港幣一百億元。按照淨負債佔資本總額計算的槓桿比率為13%（二零零一年十二月三十一日：19%）。

Total Debt

負債總額



HK$ billion 港幣拾億元
0
5
10
15
20
25
1998
1999
2000
2001
2002
In the first year
一年內
In the second year
兩年內
In the third to fifth years inclusive
三至五年內（包括首尾兩年）
After fifth year
五年後

Total debt decreased due to the repayment of bank borrowings. The debt balance as at 31 December 2002 that will be mature in 2 years' time amounted to 24% of the total debt and at that date the Group had deposit with banks of HK$ 2.5 billion which exceeded the loans due for repayment in 2003.

負債總額因償還銀行借貸而減少。於二零零二年十二月三十一日，兩年內到期之借貸佔負債總額的24%，而本集團於該日的銀行存款為港幣二十五億元，超過於二零零三年到期償還的貸款。

The Group policy is to maintain a high degree of financial transparency and control. Save for regulatory constraints (for RMB borrowings in the mainland for example) and operational considerations, all the borrowings are centralized at the Company level which then provides funds to businesses. As of 31 December 2002, the Company's borrowing structure and outstanding debt maturity was:

本集團的政策是維持高透明度的財務管理及嚴格之財務監控。除受條例限制（以在中國大陸進行人民幣借貸為例）及基於營運考慮外，所有借貸均集中由公司安排，然後向各項業務提供資金。截至二零零二年十二月三十一日，本公司之借貸結構及到期年份如下：

Maturity of Outstanding Debt 未償還負債之到期年份

in HK$ million	2003	2004	2005	2006	2007	二零零八年及以後 2008 and Beyond	合計 Total	以港幣百萬元計算
Parent Company(1)	0	1,350	100	2,796	0	3,510	7,756	母公司(1)
Subsidiaries	530	357	570	27	27	0	1,511	附屬公司
Total Outstanding Debt	530	1,707	670	2,823	27	3,510	9,267	未償還負債總額
Percentage	6%	18%	7%	31%	0%	38%	100%	百分率

(1) Including a US$450 million global bond which was issued by a wholly owned special purposes vehicle.

(1) 包括一間專為特定目的而成立之全資附屬公司所發行總值四億五千萬美元之全球債券。

Source of Debt Financing 融資來源

	港幣百萬元 HK$ million	百分率 Percentage	
Bank Loans	4,977	54%	銀行貸款
Bonds	3,510	38%	債券
Private Placement	780	8%	私人配售
	9,267	100%	

As of 31 December 2002, the Group's undrawn available facilities totalled HK$10.3 billion of which approximately HK$7.5 billion were committed long term loans, HK$1.8 billion money market lines and the balance trade facilities. These available facilities, combined with cash and deposit on hand and the Group's strong recurrent cash flow generated from operations, provide ample financial resources and flexibility to the Group to implement its business plans.

截至二零零二年十二月三十一日，本集團尚未提用之備用信貸共為港幣一百零三億元，其中約港幣七十五億元為獲承諾之長期貸款。港幣十八億元為貨幣市場信貸額，其餘則為貿易信貸額。此等未提用信貸額加上手頭現金與存款及現有業務所提供之強勁的經常性現金流量，令本集團擁有充裕之財政資源，足以應付日後業務發展所需。

Employment of Derivative Products

In the normal course of its business, CITIC Pacific employs a combination of financial instruments, including derivative products, to manage its exposure to fluctuations in interest and currency rates.

The Company uses interest rate swaps, forward rate agreements and interest rate option contracts to hedge exposures or to modify the interest rate characteristics of its borrowings. CITIC Pacific enters into cross currency swap contracts to change the denomination of its borrowings as part of its management to limit foreign currency exposures. Foreign exchange forward/option contracts are also used to hedge foreign currency exposure. These derivative contracts are linked to specific assets or liabilities.

As of 31 December 2002, the Company had interest rate swap agreements outstanding with a notional amount of approximately HK$2 billion. Under these agreements, CITIC Pacific is to exchange either fixed or floating rate interest with its counterparties, without the exchange of the underlying notional amounts. Other financial products such as forward rate agreement are employed when deemed appropriate to stabilize the overall cost of borrowings over time.

As at 31 December 2002, approximately 56% of the Group's total borrowings after swaps bore interest at floating rates and the remaining 44% were at fixed rates. The average all-in cost of debt including hedging costs in 2002 was 4.6% compared with 6% a year before.

The denomination of the Group's borrowings and deposits with banks at 31 December 2002 were:

使用衍生工具

中信泰富在其正常業務過程中以不同形式之金融工具（包括衍生工具）調控利率及滙率風險。

本公司利用利率掉期、遠期利率協議及利率期權合約對沖風險或更改其借貸之利率特點。中信泰富訂立貨幣掉期合約，藉以更改借貸貨幣，管理外滙風險。本公司亦會使用外滙遠期／期權合約對沖外滙風險。此等衍生合約均為對沖特定之資產或負債。

截至二零零二年十二月三十一日，本公司共有約港幣二十億元之利率掉期協議。根據該等協議，中信泰富須與交易對手互換固定或浮動息率，但不涉及本金之交換。本公司在認為情況合適時亦會採用遠期利率協議等其他金融產品，務求穩定整體借貸成本。

截至二零零二年十二月三十一日，在利率掉期後本集團之借貸總額中約56%為浮動利率借貸，其餘44%則以固定息率計息。於二零零二年全年之平均借貸成本（包括對沖成本）為4.6%，而上年度則為6%。

本集團於二零零二年十二月三十一日之借貸額及銀行存款如下：

in HK$ million *Denomination*	HK$ 港幣	US$ 美元	*Renminbi* 人民幣	*Yen* 日圓	*Other* 其他	*Total* 總計	以港幣百萬元計算 面值
Debt outstanding	3,528	4,427	681	556	75	9,267	未償還負債
Deposits	450	1,481	522	73	19	2,545	存款
Net Borrowings	3,078	2,946	159	483	56	6,722	淨借貸額
Percentage	46%	44%	2%	7%	1%	100%	百分率

Financial Guarantees and Pledged Assets

The aggregate outstanding amount of guarantees issued by CITIC Pacific which were not included in consolidated borrowings was approximately HK$1.9 billion as of 31 December 2002. These are principally, a several guarantee to support CITIC Pacific's share of Jilin Power Station's banking facilities and a several guarantee to an associated company, Treasure Trove Limited, for a HK$2,400 million syndicated loan facility to finance the CITIC Tower of which CITIC Pacific's share is 62%.

The Group has not provided any other guarantees for associated companies' borrowing facilities or obligations. Festival Walk and Discovery Bay are financed by their shareholders and do not have external borrowings; other associated companies and co-operative joint ventures such as Cathay Pacific, Dragonair, Western Harbour tunnel and power stations raise debt to finance their operational activities without recourse to their shareholders.

As at 31 December 2002, assets of HK$287 million were pledged to secure banking facilities utilized by subsidiaries – mainly related to Dah Chong Hong's overseas trading business.

財務擔保及抵押資產

於二零零二年十二月三十一日，未反映在中信泰富綜合負債之擔保合共約港幣十九億元。主要包括中信泰富按其控股比例為吉林發電廠的銀行融資提供之個別擔保，以及就金額港幣二十四億元用於發展中信大廈之銀團貸款向聯營公司 Treasure Trove Limited 提共 62% 之個別擔保。

中信泰富並未為其他聯營公司之借貸或債務提供擔保。又一城及愉景灣項目全部由股東出資，並無向外借貸；其他聯營公司及合作公司如國泰航空、港龍航空、西區海底隧道及國內電廠均有為本身業務融資，惟該等融資對股東並無任何追索權。

截至二零零二年十二月三十一日，為數港幣二億八千七百萬元之資產用作附屬公司所用銀行信貸之抵押，主要涉及大昌行之海外貿易業務。

Leverage

槓桿比率


HK$ billion 港幣拾億元
70
60
50
40
30
20
10
33%
21%
19%
19%
13%
1998
1999
2000
2001
2002
Total Capital 資本總額
Net debt/Total Capital%
淨負債佔資本總額%
Net Debt 淨負債

Net debt divided by total capital was 13% at 31 December 2002 compared with 19% at the end of 2001. It has declined continuously since 1997.

截至二零零二年十二月三十一日，淨負債佔資本總額為13%，而二零零一年底則為19%。自一九九七年以來，槓桿比率持續下跌。

Interest Cover

利息倍數


HK$ billion 港幣拾億元
6
5
4
3
2
1
4x
4x
5x
6x
12x
1998
1999
2000
2001
2002
EBITDA
不包括利息支出、稅項、折舊及攤銷之淨溢利
EBITDA/Interest Expense (x = times)
不包括利息支出、稅項、折舊及攤銷之淨溢利佔利息支出 (x = 倍)
Interest Expense 利息支出

EBITDA divided by interest expense for the year ended 31 December 2002 was 11.7 compared to 5.7 in 2001, due to the increase in profit and a decrease in total interest expense from HK$690 million in 2001 to HK$490 million in 2002.

截至二零零二年十二月三十一日止年度不包括利息支出、稅項、折舊及攤銷之淨溢利除以利息支出為11.7，而二零零一年則為5.7，主要因溢利增加及利息支出總額由二零零一年之港幣六億九千萬元減至二零零二年之港幣四億九千萬元。

Credit Ratings

The Company has been assigned investment grade long term credit rating of Baa3 and BBB- by Moody's Investor Service and Standard & Poor's respectively. The credit outlook for both ratings are stable, reflecting CITIC Pacific's strong financial profile including low leverage, diversified business and strong cash flow.

信貸評級

穆迪投資及標準普爾給予本公司之長期信貸投資評級分別為Baa3及BBB-。兩項評級均顯示本公司之信貸前景穩定，反映中信泰富之財務狀況健全，包括負債比率低、業務多元化及現金流量強勁等有利條件。

Forward-Looking Statements

This Annual Report contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Group. These forward-looking statements represent the Company's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

Forward-looking statements involve inherent risks and uncertainties. Readers should be cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement.

前瞻聲明

本年報載有若干涉及本集團財政狀況、業績及業務之前瞻聲明。該等前瞻聲明乃本公司對未來事件之預期或信念，且涉及已知及未知的風險及不明朗因素，而此等因素足以令實際業績、表現或事態發展與該等聲明所表達或暗示之情況存在重大差異。

前瞻聲明牽涉固有風險及不明朗因素。敬請讀者注意，多項因素足以令實際業績與任何前瞻聲明所預測或暗示之情況存在重大差異。

	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	
At year end (HK$ million)											*年終（港幣百萬元）*
Shareholders' funds	21,608	25,426	26,971	36,912	40,538	42,032	38,240	41,304	41,489	**42,757**	股東資金
per share *(HK$)*	11.94	12.61	13.40	17.30	19.06	19.76	17.98	18.81	18.95	**19.54**	每股 *(港幣元)*
Debt											負債
Debt	3,511	9,747	9,706	10,243	23,302	22,075	18,563	15,709	14,639	**9,267**	負債
Bank deposits	655	796	614	594	710	900	8,044	5,201	4,631	**2,545**	銀行存款
Net debt/total capital	11%	26%	25%	20%	35%	33%	21%	19%	19%	**13%**	淨負債佔資本總額
Interest cover *(times)*	33	9	10	19	6	4	4	5	6	**12**	利息倍數 *(倍)*
Capital employed	25,119	35,173	36,677	47,155	63,840	64,107	56,803	57,013	56,128	**52,024**	資金運用
Fixed assets	5,951	8,884	9,045	9,929	10,472	11,765	11,916	13,433	14,702	**15,804**	固定資產
Associated companies	16,167	19,997	20,529	26,166	39,645	39,604	22,334	25,434	24,879	**25,613**	聯營公司
Investments	1,054	4,330	5,670	9,208	11,196	11,574	14,560	9,479	8,449	**7,600**	投資
Stockmarket capitalization	46,130	38,000	53,000	95,800	65,520	35,530	62,230	60,720	37,993	**31,514**	市值
Number of shareholders	6,794	7,256	6,545	6,215	8,642	14,987	13,506	9,808	11,044	**12,260**	股東總數
Staff	10,000	10,000	11,500	11,750	11,800	11,871	10,490	11,354	11,733	**11,643**	員工
For the year (HK$ million)											*年度（港幣百萬元）*
Net profit after tax											除稅後淨溢利
Net profit after tax	1,792	977	2,963	6,769	7,201	2,628	2,735	3,291	2,110	**3,902**	除稅後淨溢利
per share *(HK$)*	1.03	0.50	1.47	3.18	3.38	1.24	1.29	1.49	0.96	**1.78**	每股 *(港幣元)*
Contribution by major business *(Note)*											主要業務的溢利貢獻 *(附註)*
Aviation			707	1,054	702	(11)	659	1,475	324	**1,263**	航空
Civil Infrastructure			467	800	1,099	1,382	1,292	1,320	1,362	**1,223**	基礎設施
Communications			974	648	322	65	51	92	295	**556**	信息業
Power Generation			186	186	170	230	440	314	281	**245**	發電
Marketing & Distribution			277	330	360	330	230	226	119	**235**	銷售及分銷
Property			734	602	1,587	270	740	422	633	**925**	物業
Industrial Manufacturing			39	21	2	18	22	29	95	**126**	工業製造
Consumer Credit			78	89	84	167	–	–	–	–	消費信用
EBITDA	2,272	1,975	4,040	4,321	5,706	4,739	4,763	5,240	3,944	**5,711**	不包括利息支出、稅項、折舊及攤銷之淨溢利
Dividends per share *(HK$)*											每股股息 *(港幣元)*
Regular	0.38	0.48	0.55	0.62	0.70	0.70	0.75	0.85	0.80	**1.00**	普通
Special	–	–	–	0.30	0.30	–	2.00	–	–	**1.00**	特別
Cover *(times)*	2.7	1.0	2.7	2.7	2.7	1.8	1.7	1.8	1.2	**1.8**	倍數 *(倍)*

Note: Information for 1993 and 1994 is not available.

附註：　一九九三年及一九九四年的資料欠奉。

As at the end of December 2002, the Group employed 11,643 people (2001: 11,733) in its headquarters in Hong Kong and its principal subsidiary companies worldwide. The two main areas of concentration are in Hong Kong employing 4,255 (2001: 4,379) and in the mainland of China employing 7,168 (2001: 7,126). Another 220 (2001: 228) are employed in subsidiaries in Japan, Singapore and Canada.

截至二零零二年十二月底，本集團共僱用員工11,643人（二零零一年：11,733人），分別任職於香港總部及其分佈世界各地的主要附屬公司。香港及中國大陸為兩個主要集中地，分別僱用員工4,255人（二零零一年：4,379人）及7,168人（二零零一年：7,126人）；其餘220人（二零零一年：228人）則分別受僱於日本、新加坡及加拿大的附屬公司。

Human Resource Management

The Group recognizes and respects each individual's rights and adopts non-discriminatory employment policies giving equal opportunities to qualified candidates. CITIC Pacific strives to be consistent and fair in administering its human resource management practices to the mutual benefit of its employees and the Group. Our Code of Conduct covers many aspects of business ethics, including relations with suppliers and customers and employees in terms of employment practices. Everyone working on the affairs of the Group is required to follow this Code and heads of business units are charged with the responsibility of disseminating the Group's requirements to the people concerned. An explanation of the contents of the Code is included in the induction of new employees and refresher courses conducted by internal or external speakers are arranged for employees from time to time. Any violation or non-compliance of the Code is subject to established disciplinary procedure or actions as appropriate.

人力資源管理

本集團認同及尊重個人權利，並採納平等僱傭政策，給予所有合資格人士平等就業機會。中信泰富亦致力採取一致及公正之人力資源管理模式，令集團及其員工皆能互相得益。本集團之紀律守則涵蓋有關商業道德多方面範疇，其中包括與供應商及客戶的關係，以及員工的職業操守。本守則規定所有為本集團處理公司業務的人士均須遵守，並要求所有部門主管均有責任向有關人士闡釋本集團的規則。守則的詳細內容已包括在新員工入職課程內，而本集團亦不時為員工安排內部培訓及聘請外來講者主持有關之培訓。任何違反或不遵守該守則者，將受到公司紀律處分或以適當之行動處理。

Employee Compensation

The Group aims to attract, retain and motivate employees who have the relevant skills, knowledge and abilities to develop, support and sustain the continued success of the Group. On an annual basis, CITIC Pacific reviews the cash compensation and benefits program provided for its employees to ensure that the overall compensation is internally equitable, consistent with local norms, and in support of the business strategy.

員工薪酬

本集團致力吸引、挽留及激勵具備有關技能、知識及能力的員工，以拓展、支持及延續本集團的成就。中信泰富每年均檢討員工的薪酬及福利計劃，確保整體待遇對內達致公平公正，對外與業界水平均等，並能配合業務發展需要。

The Group's practice of paying an annual discretionary bonus linked to Group results and individual employee performance was extended to subsidiary Group companies in 2002. During the year, through an efficiency enhancement program, employees contributed to higher levels of performance through a series of initiatives to improve on the Group's results. At the end of 2002, in keeping with world trend to shorten the working week, office based employees agreed to end alternate Saturday work in exchange for a 5% reduction in salary in order to have more time for leisure and personal pursuits. The Group's operations staff continued to serve customers during weekends and the shorter working hours have not affected operating efficiency in any way. The Group's policy of rewarding deserving staff members with the performance based annual discretionary bonus adequately provides for good performers to make up any reduction in monthly income.

Details of the CITIC Pacific Share Incentive Plan 2000 and the granting of options are reported on pages 60 to 63. Financial information on Directors' emoluments can be found on page 91.

Retirement Benefits

The CITIC Group Retirement Plan ("ORSO Plan") provides retirement benefits for employees of the Group. The ORSO Plan is a defined contribution scheme registered under the Occupational Retirement Schemes Ordinance and has obtained an exemption certificate having satisfied the requirements of the Mandatory Provident Fund Schemes Ordinance. HSBC Trustee (Hong Kong) Limited is Trustee of the ORSO Plan, who in turn appointed the investment managers and plan administrator to manage the Plan in accordance with the Trust Deed and Rules. Employees are offered a choice of investments and the Trustee issues statements to members of the ORSO Plan twice a year.

A CITIC Group Mandatory Provident Fund Scheme ("MPF Scheme") offers a choice to employees who opt not to join the ORSO Plan. The Hang Seng Bank is the service provider of the MPF Scheme.

Further details on these plans are given in the Notes to the Accounts on page 92.

本集團於二零零二年整體實行按年視乎集團業績及員工個人的工作表現酌情發放花紅。於年內，集團推行效率提昇計劃，僱員透過連串措施進一步提升工作表現，有助改善本集團的業績。於二零零二年底，為順應縮減工時的世界潮流，辦公室員工同意減薪5%，作為取消長短週工作制度的條件，從而換取更多消閒及進修時間。本集團的營業部員工於週末仍如常為客戶服務，故是次縮短工作時間絕不影響營運效率。本集團每年按員工的工作表現向值得嘉許的員工酌情發放花紅的機制，亦足以彌補表現優秀的員工每月所減少的收入。

有關中信泰富股份獎勵計劃二零零零的資料及授出購股權的詳情載於第60至63頁。有關董事酬金的財務資料載於第91頁。

退休福利

中信集團退休計劃（「退休計劃」）為本集團的員工提供退休福利。退休計劃為一項根據職業退休計劃條例註冊的界定供款退休金計劃，並在符合強積金條例的要求下獲發豁免證明書。滙豐信託（香港）有限公司為上述退休計劃的信託人，上述計劃由信託人委任投資經理及行政管理人根據信託契約及條例細則管理。員工有數個不同的投資組合可供選擇，他們亦會每年兩次定期收到由信託人發出的退休計劃結單。

中信集團強制性公積金計劃（「強積金計劃」）為不參與退休計劃的員工提供另一選擇。恒生銀行是強積金計劃的服務提供者。

此等計劃的進一步詳情載於第92頁的賬目附註。

Training & Development

CITIC Pacific is committed to providing a healthy organizational environment conducive to each individual's development. Employees are encouraged to commit to continuous improvement by taking responsibility for their own learning and self-development. Seminars and courses organized by professional institutions are sponsored by the Group to assist employees to improve their current job performance. In-house training for all levels of employees is organized regularly on product knowledge and skills training. Where applicable, the Group arranges external service providers to conduct customized training programs on specific subjects such as managerial development and updates on new technology.

To strengthen safety and health in the work place, the safety and health committees in Group companies regularly carry out risk evaluation and gap assessment of various work sites and took pre-emptive or corrective actions according to their findings. Internal self-audit and accident investigation systems were set up with appropriate training conducted for staff.

CITIC Pacific also believes in investing in the training and development of the younger members of society. The Group has put in place various management trainee and apprentice training programs in different industries of subsidiary companies. It also participates in the Government's Youth Pre-employment Training Program and supports other institutional initiatives, such as the One-Company-One-Job Campaign, with a view to providing opportunities for young school-leavers.

培訓及發展

中信泰富致力提供一個健康的企業環境，讓員工得以各展所長，並鼓勵他們工餘進修，不斷自我增值。本集團亦贊助專業機構舉辦研討會及課程，藉以協助員工改善工作表現，亦定期為各階層員工開辦有關產品知識及技術培訓方面之在職訓練。在有需要時，本集團會安排外界服務機構舉辦針對特定課題而設的訓練課程，如管理發展及介紹最新技術等。

為加強員工對工作地點的安全及健康，集團屬下公司的安全及健康委員會定期到各工作地點進行風險評估及研究堵塞漏洞，並根據所得調查結果採取相應之預防或修正措施。集團並設立內部稽核及意外調查系統，為員工提供合適的培訓。

中信泰富亦相信要投資於社會上年青一輩的培訓及發展。本集團已在旗下從事各行各業之附屬公司設立多項管理見習及學徒訓練計劃，亦參與政府之展翅計劃及響應其他機構推行之運動，如「一間公司一份工」計劃，務求為年青之離校人士提供就業機會。

The Group and its employees support the local communities it operates in. As in the past many years, the Group supports charitable work and the promotion of education, environmental protection, sports, culture and the arts by sponsoring many activities in Hong Kong, China and overseas. The Salvation Army, Mother's Choice, and the Worldwide Fund for Nature are some of the organizations the Group associated with. Most notably is the Community Chest of Hong Kong to which CITIC Pacific and its subsidiary companies have been long term supporters by making donations and participating in the fund raising activities. As a regular donor to the Red Cross, the Group continues to encourage its employees to respond to its appeals and campaigns. Employees of the Group have also taken part in the Corporate Volunteering Scheme organized by the Social Welfare Department of the Hong Kong SAR Government contributing their free time and service to society.

本集團及其員工一向支持本地社會活動。一如以往多年，本集團在支持慈善工作及推廣教育、環保、康體、文化及藝術各方面不遺餘力，積極贊助在香港、中國及海外舉辦的多項活動。救世軍、母親的抉擇及世界自然基金均為本集團的部份襄助機構，其中香港公益金尤其得到中信泰富及其附屬公司的長期支持，除積極捐獻善款外，更積極參與各項籌款活動。本集團定期為紅十字會進行捐輸，不斷鼓勵員工響應該會的捐血呼籲及各項宣傳活動。本集團的員工亦積極參與由香港特別行政區政府屬下社會福利處策劃的義工運動計劃，利用工餘時間服務社群。

CITIC Pacific is committed to excellent standards of corporate governance and first class business practices extending beyond compliance with the mandatory requirements such as that of the Companies Ordinance, accounting standards and the Stock Exchange.

中信泰富致力在公司管治方面達致卓越水平及奉行第一等級之商業操守，超出公司條例、會計準則及聯交所指定之要求。

The Board

The Board currently comprises eleven executive and six non-executive directors of whom five are "independent" under the Stock Exchange Listing Rules. In 2002 the Board met four times to review the financial and operating performance of the Group and each business, and approve future strategy. Attendance at the meeting was over 73%. The Board has established an Executive Committee of executive directors and senior managers who meet monthly to review and make decisions on financial and operational matters.

董事會

董事會現由十一名執行董事及六名非執行董事組成，而在該六名非執行董事中，五名具有聯交所上市規則所規定之「獨立」身份。於二零零二年，董事會先後召開四次會議，旨在檢討本集團及旗下各項業務之財政及營運表現及通過未來之發展策略，會議出席率超過73%。董事會已成立由執行董事及高層管理人員組成之常務委員會，每月舉行一次會議，專責檢討財政及營運事宜及制訂有關決策。

System of Internal Control

The Board recognizes its responsibility for ensuring prompt and transparent reporting and full disclosure of information to the public and investors at large.

The accounting system and internal controls of the Group are designed to provide reasonable assurance that assets are safeguarded against losses from unauthorized use or disposition, that transactions are executed in accordance with management authorization, the financial records are reliable and financial statements show a true and fair view of the business.

內部監控系統

董事會明白本身有責任確保盡早向公眾人士及廣大投資者如實具報及充份披露有關資料。

本集團之會計系統及內部監控旨在提供合理保障，確保資產避免因非法擅用或處理而引致損失，交易在獲管理層授權下進行，財務記錄準確可靠及財務報告能真實而公平地反映業務狀況。

Audit Committee

An Audit Committee of the Board was established in 1995 comprising three independent non-executive directors. It met four times in 2002, together with management and auditors, both internal and external, to review audit reports and assure the completeness and accuracy of the Group's interim and final financial statements. The Audit Committee reviews the system of internal controls throughout the Group, including adherence to various Codes described below.

審核委員會

董事會於一九九五年委派三名獨立非執行董事成立審核委員會。委員會於二零零二年與管理層及核數師（包括內部及外界核數師）舉行四次會議，旨在檢討審核報告及確保本集團中期及全年財務報告所載資料完整及準確。審核委員會負責檢討本集團之內部監控系統，包括恪守下文所述之守則。

External Auditors

PricewaterhouseCoopers has been appointed by the shareholders as the CITIC Pacific's statutory auditor and their report is on pages 137 to 138. Approximately HK$5 million was charged to the account for their statutory audit and tax services.

外界核數師

羅兵咸永道會計師事務所獲股東委任為中信泰富之法定核數師，該會計師事務所之報告載於第137至138頁。羅兵咸永道會計師事務所就其進行之法定審核及稅務事宜之費用約為港幣五百萬元。

Internal Audit

The Group Internal Audit Department supports management by carrying out a systematic review of all business operations over a period that is determined after an assessment of the risks involved. The Audit Committee endorses the audit plan annually. The Group Internal Auditor has unrestricted access to all parts of the business, and direct access to any level of management including the Chairman, or the Chairman of the Audit Committee, as he considers necessary.

Codes

To ensure the highest standard of integrity in our businesses, in 1995 the Group adopted a Code of Conduct defining the ethical standards expected of all employees, and the Group's non-discriminatory employment practices. Training courses on the Code are held regularly for all employees and the Audit Committee receives a report on the operation of the Code every year.

The Group has issued its own Code for Securities Transactions by Director that follows the Stock Exchange of Hong Kong's Model Code for Securities Transactions by Directors of Listed Companies contained in Appendix 10 of the Exchange's Listing Rules. Throughout 2002 the Group has complied with the Code of Best Practice contained in Appendix 14 of the Listing Rules.

The Group has endorsed the guide to good employment practices issued by the Employers' Federation of Hong Kong to promote good and responsible employment standards.

Connected Transactions

During the year CITIC Pacific obtained the approval of independent shareholders to "connected transactions" that involved its 29% shareholder - China International Trust & Investment Corporation Hong Kong (Holdings) Limited ("CITIC HK"). In one, CITIC Pacific acquired 80% interest of CITIC Square in Shanghai and 100% of Royal Pavilion also in Shanghai, and in the other, CITIC Pacific sold to CITIC HK its entire 80% interest in the China Express No. 1 Backbone Network. CITIC HK simultaneously granted an option, valid for six years, to CITIC Pacific to reacquire the business derived from the Network.

In each case, a committee consisting of independent non-executive directors, advised by an independent financial adviser, was appointed to advise independent shareholders on the merits of the transactions. Full details are contained in the circulars issued at that time and the related press announcements which can be found on the Group's website (www.citicpacific.com).

內部稽核

集團內部稽核部對所有業務之營運狀況於一段期間（在評估牽涉之風險後釐定）內進行有系統之分析，藉以支援管理層。審核委員會每年批核審核計劃。集團內部核數師可在不受限制之情況下審查業務運作之每個環節，且可在彼認為有需要時直接聯絡各階層管理人員，包括主席或審核委員會主席。

守則

為確保業務上奉行最高之操守標準，本集團於一九九五年訂立「紀律守則」，為員工界定操守之標準及確定本集團之平等僱傭政策。本集團定期安排有關該守則之訓練課程予所有員工，而每年審核委員會亦收到實施有關守則之報告。

本集團亦按香港聯合交易所上市規則附錄十所載之「上市公司董事進行證券交易的標準守則」自行制訂「董事之證券交易守則」。於二零零二年間，本集團已遵守上市規則附錄十四所載之「最佳應用守則」。

本集團已響應「香港僱主聯合會」所制定之良好僱傭行為指引，以便提高良好及負責任之僱傭標準。

關連交易

於本年度，中信泰富就涉及與持有本公司29%股權的中國國際信托投資（香港集團）有限公司（「中信香港」）所進行的關連交易取得獨立股東批准，其一為中信泰富收購上海中信泰富廣場的80%權益及上海華山公寓的100%權益，另一宗交易則為中信泰富將其於中國奔騰一號骨幹網所持有的80%權益悉數售予中信香港，中信香港同時向中信泰富授予一項認購權，以便重新收購來自有關網絡的業務，有效期為六年。

在進行上述交易時，本公司均委派獨立非執行董事組成委員會，負責在獲得獨立財務顧問提供意見之情況下就交易之各項優點向獨立股東提供意見。交易詳情載於當時刊發之通函及相關之報章公佈，內容可登入本集團網頁(www.citicpacific.com)查閱。

Fair Disclosure and Investor Relations

CITIC Pacific uses its best endeavours to distribute material information about the Group to all interested parties as widely as possible. When announcements are made through the Hong Kong Stock Exchange the same information will be on its way to journalists and investment analysts where an e-mail address or fax number is known and is available to shareholders on the Company's website.

CITIC Pacific recognizes its responsibility to explain its activities to those with a legitimate interest and to respond to their questions. Investors are regularly received and visited to explain the Group's business. During 2002, investment conferences were attended in Beijing, Hong Kong and New York, and investors were visited in Europe, the United States and Singapore. Approximately 100 investors visited CITIC Pacific's offices. Questions on the company and its products and services are received from the general public, individual shareholders and investment analysts and these are answered promptly. In all cases great care is taken to ensure that no price sensitive information is disclosed.

Information about CITIC Pacific can be found in the Group's website (www.citicpacific.com) including descriptions of each business, copies of all announcements made and Annual Reports for last four years.

公平披露及投資者關係

中信泰富致力盡可能向所有利益人士發放有關本集團之重要資料。本公司在透過香港聯交所發表公佈時，有關資料將同時發放予記者及投資分析員（倘知悉其電郵地址或圖文傳真號碼），及登載於本公司網站供股東瀏覽。

中信泰富明白本身有責任向持有合法權益之人士交代其業務狀況及回應彼等之提問。本公司定期接待及拜訪投資者，藉以闡釋本集團之業務。於二零零二年，中信泰富先後出席在北京、香港及紐約等地舉行的投資會議，亦造訪歐洲、美國及新加坡的投資者。約有100名投資者參觀中信泰富的辦事處。公眾人士、個別股東及投資分析員就有關本公司及其產品和服務所提出之問題，均獲盡快解答。在所有情況下本公司均採取審慎態度確保不會披露任何影響股價之資料。

有關中信泰富之資料可登入本集團網頁(www.citicpacific.com)查閱，包括各項業務之簡介、中信泰富於過去四年來發表之所有公佈及年報。

Financial Reporting

CITIC Pacific prepares its financial statements in accordance with generally accepted accounting standards published by the Hong Kong Society of Accountants. Hong Kong accounting standards broadly follow international accounting standards. The Group adopted the SSAPs which were effective for the current financial year. Appropriate accounting policies are selected and applied consistently; judgments and estimates made are prudent and reasonable. The directors endeavour to ensure a balanced and understandable assessment of the Group's position and prospects in financial reporting.

財務報告

中信泰富所編制之財務報表乃根據香港會計師公會公佈而普遍被採用之香港會計準則。香港所採用之會計準則大致遵從國際會計標準。本集團採納於本財政年度生效之香港會計準則。本公司選擇合適之會計政策並貫徹採用，所作判斷及估計均屬審慎及合理。董事致力在財務報告上對本集團的現有狀況及前景作出中肯及易於理解的評估。

American Depositary Receipts

As a further service to investors a United States American Depositary Receipts (ADR) program was established in January 2002 providing an additional method of investing in the ordinary shares of CITIC Pacific. The stock code is CTPCY.

美國預託證券

為向投資者提供進一步服務，本公司於二零零二年一月成立美國預託證券，提供一項投資於中信泰富普通股之額外途徑。股票代號為CTPCY。

Headquarters and Registered Office

32nd Floor, CITIC Tower
1 Tim Mei Avenue
Central, Hong Kong
Telephone: 2820 2111
Fax: 2877 2771

Website

www.citicpacific.com contains a description of CITIC Pacific's business, copies of both the full and summary financial reports to shareholders, announcements, press releases and other information.

Stock Codes

The Stock Exchange of Hong Kong: 0267
Bloomberg: 267 HK
Reuters: 0267. HK
American Depositary Receipts: CTPCY
CUSIP Reference No: 17304K102

Share Registrars

Shareholders should contact our Registrars, Tengis Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong on 2980 1333, or by fax: 2810 8185, on matters such as transfer of shares, change of name or address, or loss of share certificates.

Annual and Interim Reports

Shareholders may obtain annual and interim reports from the Registrars. Other should contact the Company Secretary on 2820 2111 or fax: 2877 2771 or at contact@citicpacific.com.

Investor Relations

Investors, shareholders and research analysts may contact the Investor Relations Department by telephone at 2820 2004, by fax: 2104 6632 or at investor.relations@citicpacific.com.

Financial Calendar

Closure of Register: 30 April 2003 to 6 May 2003

Annual General Meeting: 6 May 2003, 10:30 a.m.
Island Ballroom, Level 5, Island Shangri-La Hotel
Two Pacific Place, Supreme Court Road
Hong Kong

Final Dividend Payable: 12 May 2003

總辦事處及註冊辦事處

香港中環添美道一號中信大廈三十二樓
電話： 2820 2111
圖文傳真： 2877 2771

網址

www.citicpacific.com 載有中信泰富的業務簡介、向股東發放的整份年報及財務摘要報告、公佈、新聞稿及其他資料。

證券編號

香港聯合交易所： 0267
彭博資訊： 267 HK
路透社： 0267.HK
美國預託證券編號： CTPCY
CUSIP 參考編號： 17304K102

股份登記處

有關股份轉讓、更改名稱或地址、或遺失股票等事宜，股東應聯絡本公司的股份登記處登捷時有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下，亦可致電 2980 1333，或傳真至 2810 8185。

年報及中期報告

股東可向股份登記處索取年報及中期報告。其他人士應聯絡公司秘書，電話號碼為 2820 2111，圖文傳真號碼為 2877 2771，或按 contact@citicpacific.com 發送電郵。

投資者關係

投資者、股東及研究分析員可聯絡投資者關係部門，電話號碼為 2820 2004，圖文傳真號碼為 2104 6632，或按 investor.relations@citicpacific.com 發送電郵。

財務日程

暫停辦理過戶登記： 二零零三年四月三十日至二零零三年五月六日

股東週年大會： 二零零三年五月六日
上午十時三十分
香港法院道太古廣場第二期
港島香格里拉酒店五樓
香島殿

派發末期股息： 二零零三年五月十二日

Executive Directors

Larry Yung Chi Kin (Chairman), aged 61, a Director since 1990, is the Vice Chairman and Managing Director of China International Trust & Investment Corporation Hong Kong (Holdings) Limited ("CITIC HK") and an Executive Director of China International Trust and Investment Corporation ("CITIC"). He worked for 14 years with the Ministry of Electric Power in the People's Republic of China ("PRC") before coming to Hong Kong in 1978, and had extensive management experience before establishing CITIC HK in 1987. Mr Yung is a Steward of the Hong Kong Jockey Club.

Henry Fan Hung Ling (Managing Director), aged 54, a Director since 1990, is a Deputy Chairman of Cathay Pacific Airways Limited ("Cathay"), a director of Hong Kong Dragon Airlines Limited ("Dragonair") and a Deputy Managing Director of CITIC HK. He is a non-executive director of the Securities and Futures Commission. Before joining CITIC HK in 1987, Mr Fan held senior management positions with a number of corporations and also practised law as a barrister.

Vernon Francis Moore (Deputy Managing Director), aged 56, a Director and the Group Chief Financial Officer since 1990, is a director of Cathay and CLP Holdings Limited ("CLP Holdings") and the Chairman of the New Hong Kong Tunnel Company Limited ("NHKTC"), Hong Kong Tunnels and Highways Management Company Limited ("HKTHMC") and the Western Harbour Tunnel Company Limited ("WHT"). Mr Moore joined CITIC HK in 1987 as Executive Director after holding senior management positions with a number of financial institutions.

Peter Lee Chung Hing (Deputy Managing Director), aged 49, is the Vice Chairman of CITIC Guoan Co., Ltd. ("CITIC Guoan") and a director of other Group companies concerned with industrial, communications and trading businesses. Before joining CITIC HK in 1988, Mr Lee was with major banking and shipping groups in Hong Kong. He joined CITIC Pacific Limited ("CITIC Pacific") in 1990.

執行董事

榮智健（主席），現年六十一歲，自一九九零年起成為董事，為中國國際信託投資（香港集團）有限公司（「中信香港」）之副主席兼董事總經理，亦為中國國際信托投資公司（「中信北京」）之常務董事。彼於一九七八年來港前，在中華人民共和國（「中國」）電力部工作十四年。彼於一九八七年中信香港成立前，已具有豐富之管理經驗。榮先生為香港賽馬會之董事。

范鴻齡（董事總經理），現年五十四歲，自一九九零年起成為董事，為國泰航空有限公司（「國泰」）副主席、港龍航空有限公司（「港龍」）之董事，及中信香港之副董事總經理。彼為證券及期貨事務監察委員會之非執行董事。范先生於一九八七年加入中信香港前，於多間公司擔任高級管理職位，並為執業大律師。

莫偉龍（副董事總經理），現年五十六歲，自一九九零年起成為董事兼集團首席財務主管，彼為國泰及中電控股有限公司（「中電控股」）之董事，亦為新香港隧道有限公司（「新隧」）、香港隧道及高速公路管理有限公司（「紅隧管理公司」）及香港西區隧道有限公司（「西隧」）之主席。莫先生於一九八七年加入中信香港成為執行董事前，曾於多間財務機構擔任高級管理職位。

李松興（副董事總經理），現年四十九歲，為中信國安有限公司（「中信國安」）之副董事長，亦為本集團其他有關工業、信息業及貿易業務之公司董事。於一九八八年加入中信香港前，李先生曾服務於香港之主要銀行及航運集團。彼於一九九零年加入中信泰富有限公司（「中信泰富」）。

Norman Yuen Kee Tong (Deputy Managing Director), aged 54, a Director since 2001, is the Chairman of CITIC Pacific Communications Limited ("CPC") and the representative of CITIC Pacific on the Board of Companhia de Telecomunicacoes de Macau S.A.R.L.. Mr Yuen was previously the deputy chief executive officer of Pacific Century CyberWorks Limited and had extensive experience in the telecommunications business. He serves on several public bodies and advisory committees and is a Justice of the Peace.

阮紀堂（副董事總經理），現年五十四歲，自二零零一年起成為董事，為中信泰富信息科技有限公司（「中信泰富信息科技」）之主席，亦為中信泰富於澳門電訊有限公司董事會之代表。阮先生曾任電訊盈科有限公司之副行政總裁，在電訊業具豐富經驗。彼為多個政府諮詢委員會的成員，亦為太平紳士。

Robert Ernest Adams (Executive Director), aged 59, a Director since 1992, is a director of Cathay, Dragonair, Hong Kong Air Cargo Terminals Limited and LSG Lufthansa Service Hong Kong Limited. Mr Adams' previous experience was in the management consulting and banking industries. He is a past Chairman of the American Chamber of Commerce in Hong Kong.

羅安達（執行董事），現年五十九歲，自一九九二年起成為董事，為國泰、港龍、香港空運貨站有限公司及LSG Lufthansa Service Hong Kong Limited 之董事。羅先生於管理顧問業及銀行業有豐富經驗。彼為香港美國商會之前任主席。

Yao Jinrong (Executive Director), aged 63, a Director since 2000, is the Managing Director of CITIC Pacific China Holdings Limited. He joined CITIC in early 1985 and once served as executive secretary to CITIC's former Chairman Mr Rong Yiren and concurrently director of CITIC's general office. Later, Mr Yao became one of CITIC's Vice Presidents and Executive Directors until 2000. He is a director of CITIC and Chairman of China International Economic Consultants Co., Ltd.

姚進榮（執行董事），現年六十三歲，自二零零零年起成為董事，為中信泰富（中國）投資有限公司董事總經理。彼於一九八五年初加入中信北京，曾任職榮毅仁先生（前中信北京董事長）秘書兼辦公廳主任，後擔任中信北京之副總經理和常務董事至二零零零年。彼為中信北京之董事及中國國際經濟諮詢公司之董事長。

Chang Zhenming (Executive Director), aged 46, a Director since 2000, joined CITIC in 1983 and has extensive experience in finance, banking and securities business. Mr Chang is an Executive Director and Vice President of CITIC , Chief Executive Officer of CITIC International Financial Holdings Limited, Executive Vice Chairman of CITIC Ka Wah Bank Limited and a director of CITIC HK.

常振明（執行董事），現年四十六歲，自二零零零年起成為董事，於一九八三年加入中信北京，於財務、銀行和證券業均具有豐富經驗。常先生為中信北京之常務董事兼副總經理、中信國際金融控股有限公司之行政總裁、中信嘉華銀行有限公司之常務副董事長，以及中信香港之董事。

Li Shilin (Executive Director), aged 53, a Director since 2000, is an Executive Director and a Vice President of CITIC, Chairman of CITIC Guoan Group, Chairman of Xin De Telecom International Ventures Co., Ltd. and Chairman of CITIC Guoan Information Industry Co., Ltd.

李士林（執行董事），現年五十三歲，自二零零零年起成為董事，為中信北京之常務董事兼副總經理、中信國安集團公司之董事長、信德電信國際合作有限責任公司之董事長及中信國安信息產業股份有限公司之董事長。

Carl Yung Ming Jie (Executive Director), aged 34, is a director of Cathay and other Group companies concerned with infrastructure and industrial projects in the PRC. He joined CITIC Pacific in 1993. He is the son of Mr Larry Yung Chi Kin.

榮明杰（執行董事），現年三十四歲，為國泰及本集團其他有關中國基建及工業項目之公司之董事。榮先生於一九九三年加入中信泰富。彼為榮智健先生之兒子。

Liu Jifu (Executive Director), aged 59, a Director since 2001, is a director of CITIC HK. Before joining CITIC HK in 2000, Mr Liu worked with the Financial and Economics Research Institute in the China Academy of Social Sciences for 5 years. Formerly, he was an Executive Director of China Everbright Group Limited, the Chairman of China Everbright Travel Inc and China PINGHE Import & Export Co., Ltd.

Non-Executive Directors

Willie Chang, aged 59, a Director since 1987, is the sole proprietor of Willie Chang & Co., Solicitors, with over 33 years' experience in legal practice, including as a partner of Johnson, Stokes and Master.*†

Hamilton Ho Hau Hay, aged 52, a Director since 1992, is a director of Dah Chong Hong Holdings Limited, an Executive Director of Honorway Investments Limited ("Honorway") and Tak Hung (Holding) Company Limited ("Tak Hung"). He is the brother of Mr Norman Ho Hau Chong.*

Alexander Reid Hamilton, aged 61, a Director since 1994, was a partner of Price Waterhouse where he practised for 16 years. He is a Non-Executive Director of a number of Hong Kong companies including COSCO Pacific Limited, Shangri-La Asia Limited, Esprit Holdings Limited and DBS Kwong On Bank Ltd.*†

Hansen Loh Chung Hon, aged 65, a Director since 1994, is the Managing Director of Wyler Textiles, Limited, Chairman of Farrington American Express Travel Services Limited and a non-executive director of The Hongkong and Shanghai Banking Corporation Limited and CLP Holdings.*†

Norman Ho Hau Chong, aged 47, a Director since 1994, is an Executive Director of Honorway and Tak Hung, and a director of Hong Kong Ferry (Holdings) Company Limited, Lee Hing Development Company Limited, and a number of other quoted companies. He is the brother of Mr Hamilton Ho Hau Hay.*

劉基輔（執行董事），現年五十九歲，自二零零一年起成為董事，為中信香港之董事。於二零零零年加入中信香港前，劉先生曾在中國社會科學院財貿經濟研究所工作五年，在此之前，彼曾任中國光大集團總公司常務董事、中國光大旅游總公司及中國平和進出口有限公司之董事長。

非執行董事

張偉立，現年五十九歲，自一九八七年起成為董事，為張偉立律師行之獨資經營者，執業超過三十三年，包括曾為孖士打律師行合夥人。*†

何厚浠，現年五十二歲，自一九九二年起成為董事，為大昌貿易行集團有限公司之董事，並為恒威投資有限公司（「恒威」）及德雄（集團）有限公司（「德雄」）之執行董事。彼為何厚鏘先生之兄長。*

韓武敦，現年六十一歲，自一九九四年起成為董事，曾為羅兵咸會計師事務所合夥人，執業達十六年。彼現為香港多間公司包括中遠太平洋有限公司、香格里拉（亞洲）有限公司、思捷環球控股有限公司及DBS廣安銀行有限公司之非執行董事。*†

陸鍾漢，現年六十五歲，自一九九四年起成為董事，為偉倫紡織有限公司董事總經理、富聯美國運通旅遊有限公司主席，以及香港上海匯豐銀行有限公司及中電控股之非執行董事。*†

何厚鏘，現年四十七歲，自一九九四年起成為董事，為恒威及德雄之執行董事，亦為香港小輪（集團）有限公司、利興發展有限公司及多間上市公司之董事。彼為何厚浠先生之弟。*

André Desmarais, aged 46, a Director since 1997, is the President and Co-Chief Executive Officer of Power Corporation of Canada. He is a member of the Chief Executive's Council of International Advisers of The Government of the Hong Kong Special Administrative Region and member of the CITIC International Advisory Council.

Peter Kruyt (Alternate Director to André Desmarais), aged 47, an alternate director since 2003, is Vice President of Power Corporation of Canada, Chairman of Power Pacific Corporation Limited and Chairman of the Canada-China Business Council.

* *Independent Non-Executive Director*
† *Member of the Audit Committee*

Senior Managers

Bi Yupu (General Manager, Power Project Department), aged 61, is a Deputy Managing Director of CITIC HK and the chief representative of CITIC Pacific's Beijing Office. Before joining the CITIC Group in 1987, he worked for 20 years with the Ministry of Electric Power in the PRC as a senior engineer and deputy director of North China Electric Power Research Institute. He joined CITIC Pacific in 1993.

Chau Chi Yin (Director, Group Financial Control), aged 47, joined CITIC Pacific in 1990, is a director of Hong Kong Resort Company Limited ("HK Resort") and Group companies in the industrial sector projects. He joined CITIC HK in 1987 after experience in public accounting and in financial management with a major Hong Kong listed company.

Leslie Chang Li Hsien (Director, Group Finance), aged 48, is a director of CITIC Guoan, HKTHMC and WHT. Before joining CITIC Pacific in 1994, he was a partner at KPMG Peat Marwick specializing in the financial services industry and the Director of the firm's Chinese Practice in the United States.

Frances Yung Ming Fong (Director, Technology Development), aged 31, is the Deputy Chairman of CPC and a director of NHKTC. She joined CITIC Pacific in 1995 and is responsible for the development of technology-based projects. She is the daughter of Mr Larry Yung Chi Kin.

德馬雷，現年四十六歲，自一九九七年起成為董事，為加拿大鮑爾公司之總裁兼聯席行政首長。彼為香港特別行政區政府行政長官特設國際顧問委員會成員及中信國際顧問委員會成員。

彼得•克萊特（德馬雷之替代董事），現年四十七歲，自二零零三年起成為替代董事，為加拿大鮑爾公司之副總裁、Power Pacific Corporation Limited之主席及加中貿易理事會之主席。

* *獨立非執行董事*
† *審核委員會成員*

高級經理

畢玉璞（電力部之總經理），現年六十一歲，為中信香港之副董事總經理及中信泰富北京代表處之首席代表。於一九八七年加入中信集團前，畢先生曾在中國電力部工作二十年，曾出任華北電力試驗研究所高級工程師及副所長。彼於一九九三年加入中信泰富。

周志賢（集團財務管理部之董事），現年四十七歲，於一九九零年加入中信泰富，為香港興業有限公司（「香港興業」）及本集團工業項目方面之公司之董事。彼於一九八七年加入中信香港前，曾從事執業會計事務及於香港一間具規模之上市公司負責財務管理。

張立憲（集團財務部之董事），現年四十八歲，為中信國安、紅隧管理公司及西隧之董事。於一九九四年加入中信泰富前，彼曾為畢馬域會計師行之合夥人，專職於金融服務業方面，亦曾為該會計師行於美國之中國業務總經理。

榮明方（科技發展部之董事），現年三十一歲，為中信泰富信息科技之副主席及新隧之董事。彼於一九九五年加入中信泰富，並負責科技項目之發展。彼為榮智健先生之女兒。

Milton Law Ming To (Director, Business Development), aged 39, is a director of Dragonair, NHKTC, WHT, HKTHMC , CITIC Guoan and other Group companies in the infrastructure, environment, trading and industrial sector. Before joining CITIC Pacific in 1992, he worked in the banking industry.

羅銘韜（業務發展部之董事），現年三十九歲，為港龍、新隧、西隧、紅隧管理公司、中信國安及本集團其他於基建、環境保護、貿易及工業方面之公司之董事。於一九九二年加入中信泰富前，彼任職於銀行界。

Polly Lawrence (Director, Group Human Resources and Administration), aged 56, was head of human resources and communications of a Hong Kong listed company before joining CITIC Pacific in 1993.

杜寶賢（集團人力資源及行政部之董事），現年五十六歲，彼於一九九三年加入中信泰富前，曾是一間香港上市公司人力資源及傳訊部門的主管。

Hui Ying Bun (Group Chief Executive, Dah Chong Hong), aged 56, is also the Chief Executive – Motor, responsible for the overall management of the Dah Chong Hong Group's businesses in Hong Kong, the PRC, Singapore, Japan, and Canada. He joined Dah Chong Hong in 1966, obtaining extensive experience in executive management, motor distribution, and China trade.

許應斌（大昌行之集團行政總裁），現年五十六歲，亦兼任汽車部之行政總裁，主管大昌行集團於香港、中國、新加坡、日本及加拿大之整體業務。彼於一九六六年加入大昌行，於行政管理、汽車銷售及中國貿易方面具有多年經驗。

Chu Hon Fai (Chief Executive – Trading, Dah Chong Hong), aged 57, is responsible for the Dah Chong Hong Group's trading business in Hong Kong, the PRC, Singapore, Japan, and Canada. He joined Dah Chong Hong in 1964, obtaining extensive experience in global trading and distribution.

朱漢輝（大昌行貿易部之行政總裁），現年五十七歲，主管大昌行集團於香港、中國、新加坡、日本及加拿大之貿易業務。彼於一九六四年加入大昌行，於環球貿易及分銷方面具有豐富經驗。

Alexander Chan Sing Cheung (Executive Director and the General Manager, NHKTC), aged 58, joined NHKTC in June 1991 having had extensive experience in the shipping and transportation industries.

陳星璋（新隧之執行董事及總經理），現年五十八歲，於一九九一年六月加入新隧，在航運及運輸業均具有豐富經驗。

Peter Chan Kwong Choi (Managing Director, CITIC Telecom 1616 Limited), aged 39, joined CITIC Pacific in 2000, when CITIC Pacific bought Telecom 1616 Limited where he gained extensive experience in the telecommunications industry.

陳廣才（中信電訊 1616 有限公司之董事總經理），現年三十九歲，於二零零零年中信泰富收購電訊 1616 有限公司時加入中信泰富，彼於電訊業具有豐富經驗。

Glenn Robert Sturrock Smith (Chief Executive, Sims Trading Company Limited), aged 50, joined CITIC Pacific in 2001 when CITIC Pacific bought Sims Trading where he had many years of experience in the marketing and distribution of consumer products. He is Chairman of the Guangdong Jing Yun Distribution Co., Ltd.

史密夫（慎昌有限公司（「慎昌」）之行政總裁），現年五十歲，於二零零一年中信泰富收購慎昌時加入中信泰富，彼於消費產品之市場推廣及批發業務方面具有多年經驗。彼為廣東精運物流有限公司之主席。

Aaron Wong Ha Hang (General Manager – Projects, Property Department), aged 44, is an Executive Director of HK Resort, a director of NHKTC and other Group companies concerned with property and environmental projects. Before joining CITIC Pacific in 1996, he worked for an international consulting firm in the United Kingdom and in Hong Kong.

Cindy Kwan Kit Ying (General Manager – Sales & Marketing, Property Department), aged 40, joined CITIC Pacific in 1996 after broad experience in property sales, marketing, and leasing.

Stephen Ho Wai Chung (Chief Executive Officer, CPCNet Hong Kong Limited), aged 44, is the Executive Vice-President, Operations of CPC. He joined CITIC Pacific in 2001 after 19 years of experience in the telecommunications industry.

Stella Chan Chui Sheung (Director, Company Secretariat), aged 40. Before joining CITIC HK in 1988 and CITIC Pacific in 1990, she worked in the company secretarial field.

黃遐亨（地產部項目發展之總經理），現年四十四歲，為香港興業之執行董事及新隧之董事，亦為本集團其他有關物業及環保項目之公司董事。彼於一九九六年加入中信泰富前，曾任職於英國及香港一間國際顧問公司。

關潔瑩（地產部營業及市務之總經理），現年四十歲，於一九九六年加入中信泰富前，於物業銷售、市場拓展及出租方面，均具有豐富經驗。

何偉中（CPCNet Hong Kong Limited之行政總裁），現年四十四歲，為中信泰富信息科技之執行副總裁。彼於二零零一年加入中信泰富，於電訊業具有十九年經驗。

陳翠嫦（公司秘書處之董事），現年四十歲，彼於一九八八年加入中信香港及於一九九零年加入中信泰富，之前任職公司秘書業。

The Directors have pleasure in presenting to shareholders their report for the year ended 31 December 2002.

董事會欣然將截至二零零二年十二月三十一日止年度之年報送呈各股東省覽。

Principal Activities

The principal activity of the Company is holding its subsidiary companies and the principal activities of its subsidiary companies and associated companies and their major areas of operation are set out in the Review of Businesses on pages 5 to 20.

主要業務

本公司之主要業務為持有其附屬公司，而其附屬公司及聯營公司之主要業務及主要營運範圍載於第 5 至 20 頁之業務回顧內。

Dividends

The Directors declared an interim dividend of HK$0.30 per share in respect of the year ended 31 December 2002 which was paid on 19 September 2002. The Directors recommended, subject to the approval of the shareholders at the forthcoming Annual General Meeting, the payment of a final dividend of HK$0.70 per share and a special dividend of HK$1.00 per share in respect of the year ended 31 December 2002 payable on 12 May 2003 to shareholders on the Register of Members at the close of business on 6 May 2003.

股息

董事會已宣派截至二零零二年十二月三十一日止年度之中期股息為每股港幣0.30元，該等股息已於二零零二年九月十九日派發。董事會建議於二零零三年五月十二日向於二零零三年五月六日營業時間結束時名列股東名冊內之股東派發截至二零零二年十二月三十一日止年度之末期股息每股港幣0.70元及特別股息每股港幣1.00元，惟須獲股東於即將舉行之股東週年大會上批准方可作實。

Reserves

The amounts and particulars of transfer to and from reserves during the year are set out in note 21 to the accounts.

儲備

本年度撥入及撥自儲備之金額及詳情載於賬目附註 21。

Donations

Donations made by the Group during the year amounted to HK$11 million.

捐款

本集團年內之捐款為港幣一千一百萬元。

Fixed Assets

Movements of fixed assets are set out in note 12 to the accounts.

固定資產

固定資產之變動情況載於賬目附註 12。

Major Customers and Suppliers

The percentage of purchases and sales with the Group's suppliers and customers are as follows:

主要客戶及供應商

本集團之供應商及客戶之應佔購買及銷售百分比率如下：

Purchases 購買	2002	2001
The largest supplier 最大供應商	11%	7%
Five largest suppliers combined 五大供應商合計	25%	20%

The aggregate percentage of sales to the Group's five largest customers is less than 30%.

No Directors, their associates or shareholders (which to the knowledge of the Directors own more than 5% of the Company's share capital) were interested at any time in the year in the above suppliers or customers.

本集團五大客戶之應佔銷售百分比率合共少於 30%。

各董事、其聯繫人士或股東（就董事所知擁有本公司股本超過 5% 者）於年內任何時間概無擁有上述供應商或客戶任何權益。

Subsidiary Companies

The names of the principal subsidiary companies, their principal places of operation, their countries of incorporation and particulars of their issued share capital are set out in note 30 to the accounts.

附屬公司

主要附屬公司之名稱、其主要營運地點、註冊成立地點及已發行股本之詳情載於賬目附註 30。

Issue of Debt Securities

On 15 February 1996, the Company issued and sold US$100 million aggregate principal amount of its 7.37% Senior Notes due 2006 ("Senior Notes") to financial institutions pursuant to note purchase agreements dated 15 February 1996. All of the Senior Notes remained outstanding at the end of the year.

On 20 August 1997, the Company issued and sold Japanese Yen 9.5 billion floating rate bond due 2002 ("Yen Bond"), for general working capital purposes, to an investor pursuant to the subscription agreement dated 15 August 1997. All of the Yen Bond were repaid in August, 2002.

發行債務證券

於一九九六年二月十五日，本公司根據一九九六年二月十五日之票據購買協議，發行及出售本金共值一億美元之 7.37% 之票據（「票據」）予金融機構，該等票據於二零零六年到期，全部票據於本年底時仍未被註銷或贖回。

於一九九七年八月二十日，本公司根據一九九七年八月十五日之認購協議，發行及出售共值九十五億日圓之浮息債券（「日圓債券」）予一名投資者，以作一般營運資金。該等日圓債券於二零零二年到期，全部日圓債券已於二零零二年八月償還。

On 1 June 2001, CITIC Pacific Finance (2001) Limited, a wholly owned subsidiary of the Company, issued and sold a total of US$450 million principal amount of 7.625% guaranteed notes due 2011 ("Guaranteed Notes") for refinancing the indebtedness of the Company and for general corporate purposes, to investors pursuant to the purchase agreements dated 24 May 2001 and 1 June 2001. All of the Guaranteed Notes remained outstanding at the end of the year.

Save as aforesaid, neither the Company nor its subsidiary companies have issued any debt securities.

於二零零一年六月一日，本公司之全資附屬公司CITIC Pacific Finance (2001) Limited根據二零零一年五月二十四日及二零零一年六月一日之購買協議，發行及出售共值四億五千萬美元之7.625%之保證票據（「保證票據」）予投資者，以便為本公司之債項進行再融資及撥作一般營運資金。該等保證票據將於二零一一年到期，全部保證票據於本年底時仍未被註銷或贖回。

除上述者外，本公司或其附屬公司概無發行任何債務證券。

Borrowings

Particulars of borrowings of the Group are set out in note 22 to the accounts.

借貸

本集團之銀行貸款詳情載於賬目附註 22。

Directors

The Directors in office during the financial year ended 31 December 2002 were:

董事

於截至二零零二年十二月三十一日止財政年度內任職董事之人士如下：

Mr Larry Yung Chi Kin	榮智健先生
Mr Henry Fan Hung Ling	范鴻齡先生
Mr Vernon Francis Moore	莫偉龍先生
Mr Peter Lee Chung Hing	李松興先生
Mr Norman Yuen Kee Tong	阮紀堂先生
Mr Robert Ernest Adams	羅安達先生
Mr Zhang Yichen, *resigned on 9 May 2002*	張懿宸先生，*於二零零二年五月九日辭任*
Mr Yao Jinrong	姚進榮先生
Mr Chang Zhenming	常振明先生
Mr Li Shilin	李士林先生
Mr Carl Yung Ming Jie	榮明杰先生
Mr Liu Jifu	劉基輔先生
Mr Willie Chang	張偉立先生
Mr Hamilton Ho Hau Hay	何厚浠先生
Mr Alexander Reid Hamilton	韓武敦先生
Mr Hansen Loh Chung Hon	陸鍾漢先生
Mr Norman Ho Hau Chong	何厚鏘先生
Mr Chau Cham Son, *resigned on 9 May 2002*	周湛燊先生，*於二零零二年五月九日辭任*
Mr André Desmarais	德馬雷先生

Pursuant to Article 104(A) of the New Articles of Association of the Company, Messrs Henry Fan Hung Ling, Li Shilin, Carl Yung Ming Jie, Hamilton Ho Hau Hay, Alexander Reid Hamilton and Hansen Loh Chung Hon shall retire by rotation in the forthcoming Annual General Meeting and all, being eligible, offer themselves for re-election.

Biographical details of directors may be found on pages 45 to 50.

Management Contract

The Company entered into a management agreement with China International Trust & Investment Corporation Hong Kong (Holdings) Limited ("CITIC HK") on 11 April 1991 but with retrospective effect from 1 March 1990 in which CITIC HK agreed to provide management services to the Company and its subsidiary companies for a management fee calculated on a cost basis to CITIC HK payable quarterly in arrears. The management agreement is terminable by two months' notice by either party. Messrs Larry Yung Chi Kin, Henry Fan Hung Ling, Vernon Francis Moore, Chang Zhenming and Liu Jifu had indirect interests in the management agreement as they are directors of CITIC HK. A copy of the management agreement will be available for inspection at the Annual General Meeting of the Company to be held on 6 May 2003.

Directors' Interests in Contracts of Significance

None of the Directors of the Company has or at any time during the year had, an interest which is or was material, either directly or indirectly, in any contract with the Company or any of its subsidiary companies, which was significant in relation to the business of the Company, and which was subsisting at the end of the year or which had subsisted at any time during the year.

根據本公司新組織章程細則第104(A)條，范鴻齡先生、李士林先生、榮明杰先生、何厚浠先生、韓武敦先生及陸鍾漢先生於即將舉行之股東週年大會上輪值告退，惟各人均合符資格連任，並已表示願意膺選連任。

董事之個人詳細資料載於第45至50頁。

管理合約

本公司與中國國際信托投資（香港集團）有限公司（「中信香港」）於一九九一年四月十一日訂立管理協議，其效力可追溯至一九九零年三月一日。中信香港於該協議同意向本公司及其附屬公司提供管理服務，而管理費則根據成本基準按季下期付予中信香港。該管理協議可由任何一方給予兩個月之通知予以終止。由於榮智健先生、范鴻齡先生、莫偉龍先生、常振明先生及劉基輔先生均為中信香港之董事，彼等於該管理協議中擁有間接權益。該管理協議之副本將於二零零三年五月六日舉行之股東週年大會上可供查閱。

董事於重大合約之權益

本公司之任何董事現時或於年內任何時間並無在本公司或其任何附屬公司所訂立之任何合約（對本公司業務而言屬於重大並於年終或年內任何時間仍屬有效之合約）中直接或間接擁有任何重大權益。

Connected Transactions

Connected transactions disclosed in accordance with Chapter 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange") are as follows:

1. Pursuant to the agreement dated 9 October 1996 made between the Company, CITIC HK, Kerry Trading Co. Limited, The Development Bank of Singapore Limited (collectively "the Parties") and Cheer First Limited ("Cheer First"), the Parties being the shareholders of Cheer First agreed to make loans to Cheer First for providing loan finance to Goldon Investment Limited which holds CITIC Tower. CITIC HK being a substantial shareholder of the Company and regarded as its connected person holds 25% interest in Cheer First. The loan was made on normal commercial terms and in proportion to each party's shareholding in Cheer First. It was with no fixed repayment date and was interest bearing at the rate per annum equivalent to Hong Kong Inter-Bank Offered Rate. As at 31 December 2002, the amount of shareholders' loan due by Cheer First to the Company was HK$2,174 million.

2. Lucky Zone Enterprises Inc. ("Lucky Zone"), the developer of a fixed optical fibre network in the PRC, and its subsidiaries were owned by the Company and China International Trust and Investment Corporation ("CITIC Beijing") in the proportions 80/20 until 27 February 2002 when the Company completed the disposal of its entire interest in the fixed optical fibre network to CITIC HK. From time to time up to 27 February 2002, the Company provided finance to Lucky Zone and its subsidiaries by way of shareholders' loan or corporate guarantee. The shareholders' loan was made in proportion to the Company's shareholdings in such companies, with no fixed repayment date and was non-interest bearing. The guarantee given by the Company was a several guarantee proportional to the Company's shareholdings in such companies. Immediately prior to completion of the disposal, the amount of shareholders' loan due by Lucky Zone and its subsidiaries to the Company was HK$1,491 million whereas the guarantees executed by the Company to secure the banking facilities granted to the subsidiaries of Lucky Zone were RMB824 million. There was another guarantee executed by the Company in respect of 80% of the liability of one of the subsidiaries of Lucky Zone under a lease agreement for leasing certain equipment at the contract sum of approximately US$15.5 million. All such guarantees executed by the Company were released after the disposal.

關連交易

根據香港聯合交易所有限公司(「聯交所」)證券上市規則第十四章而須予披露之關連交易如下：

1. 根據於一九九六年十月九日由本公司、中信香港、嘉里貿易有限公司、新加坡發展銀行有限公司(統稱「各方」)及Cheer First Limited(「Cheer First」)訂立之協議，各方作為Cheer First之股東同意貸款予Cheer First以便向持有中信大廈之金蓬投資有限公司提供貸款融資。本公司之主要股東並被視為其關連人士之中信香港持有Cheer First之25%權益。該筆貸款乃按一般商業條款及根據各方於Cheer First持有之股權比例而作出，並無固定還款日期，每年息率相等於香港銀行同業拆息。截至二零零二年十二月三十一日止，Cheer First尚欠本公司之股東貸款數額為港幣二十一億七千四百萬元。

2. 中國固定光纖網絡之發展商運城企業有限公司(「運城」)及其附屬公司之股權由本公司與中國國際信托投資公司(「中信北京」)按80/20之比例擁有，直至二零零二年二月二十七日本公司完成出售其於固定光纖網絡之全部權益予中信香港為止。本公司於二零零二年二月二十七日之前不時提供股東貸款或公司擔保予運城及其附屬公司。股東貸款乃按本公司於該等公司所佔股權比例提供，並無固定償還日期及免息。本公司提供之擔保屬個別擔保，擔保比例相等於本公司於該等公司所佔之股權比例。於緊接完成出售之前，本公司給予運城及其附屬公司之股東貸款總額為港幣十四億九千一百萬元，而本公司就運城附屬公司之銀行信貸所作之擔保額為人民幣八億二千四百萬元。本公司並就運城旗下一間附屬公司租賃若干設備所簽署之租賃合約提供最高達租賃費用80%之擔保，該份租賃合約總值約一千五百五十萬美元。本公司所提供之上述所有擔保已於出售之後解除。

3. On 14 March 2002, CITIC Beijing, CITIC Ka Wah Bank Limited ("CITIC Ka Wah", subsequently renamed as CITIC International Financial Holdings Limited), the Company, Dramatic Year Limited ("Dramatic Year"), Forever Glory Holdings Ltd. ("Forever Glory") and CITIC Capital Markets Holdings Limited ("CITIC Capital Markets") entered into a Share Transfer and Subscription Agreement. Pursuant to the agreement, Forever Glory being a wholly owned subsidiary of the Company agreed to subscribe for 960 new shares of HK$1.00 each in CITIC Capital Markets and to acquire 20 shares of HK$1.00 each in CITIC Capital Markets from Dramatic Year, a wholly-owned subsidiary of CITIC Ka Wah. The total consideration payable by the Company under the agreement was HK$510 million. Upon completion of the Share Transfer and Subscription Agreement, CITIC Capital Markets would be owned as to 25 per cent. by Dramatic Year, 25 per cent. by a wholly owned subsidiary of CITIC Beijing and 50 per cent. by Forever Glory. The joint venture relationship between the parties in respect of CITIC Capital Markets would be governed by a shareholders' agreement. CITIC Capital Markets, through its subsidiaries, was mainly involved in investment banking, securities and brokerage business. CITIC Capital Markets and Dramatic Year, being indirect subsidiaries of CITIC Beijing, are connected persons of the Company.

4. On 28 June 2002, the Company, Kerry Properties Limited ("Kerry"), The Cross-Harbour (Holdings) Limited and China Merchants Holdings (International) Company Limited entered into a new performance guarantee ("the New Performance Guarantee") in favour of the Hong Kong SAR Government. Under the New Performance Guarantee, each of the parties jointly and severally guaranteed to the Hong Kong SAR Government the due and punctual performance by Hong Kong Tunnels and Highways Management Company Limited ("HKTHMC") of its obligations under the new contract for the management, operation and maintenance of the Cross Harbour Tunnel. Each party in turn had agreed, pursuant to the joint venture agreement relating to HKTHMC, to account to and indemnify each other in respect of their portion of liability under the New Performance Guarantee in proportion to their respective ultimate beneficial interests in the share capital of HKTHMC. Kerry owns 30% of a subsidiary of the Company and is regarded as a connected person of the Company. The maximum exposure of the Company under the New Performance Guarantee and the related indemnity was estimated to represent more than 0.03% but less than 3% of the book value of the net tangible assets of the Group as at 31 December 2001.

3. 於二零零二年三月十四日，中信北京、中信嘉華銀行有限公司（「中信嘉華」，後易名為中信國際金融控股有限公司）、本公司、Dramatic Year Limited（「Dramatic Year」）、Forever Glory Holdings Ltd.（「Forever Glory」）及中信資本市場控股有限公司（「中信資本市場」）訂立一項股份轉讓及認購協議。根據該協議，本公司之全資附屬公司Forever Glory同意認購中信資本市場每股面值港幣1.00元之新股份960股，及向中信嘉華之全資附屬公司Dramatic Year收購中信資本市場每股面值港幣1.00元之股份20股。本公司根據該協議所須支付之總代價為港幣五億一千萬元。待股份轉讓及認購協議完成後，中信資本市場之股權其中25%將由Dramatic Year擁有，另25%由中信北京一間全資附屬公司擁有，而其餘50%則由Forever Glory擁有。各訂約方在中信資本市場之合營夥伴關係將受一項股東協議所規限。中信資本市場主要透過旗下附屬公司從事投資銀行、證券及經紀業務。中信資本市場及Dramatic Year均為中信北京之間接附屬公司，故同屬本公司之關連人士。

4. 於二零零二年六月二十八日，本公司、嘉里建設有限公司（「嘉里」）、港通控股有限公司及招商局國際有限公司向香港特區政府訂立一項新履約擔保（「新履約擔保」）。根據新履約擔保，各方共同及個別向香港特區政府保證香港隧道及高速公路管理有限公司（「紅隧管理公司」）切實及依時履行其根據新合約所規定管理、經營及保養海底隧道之責任。各方根據經營紅隧管理公司所訂之合營協議，同意按照各自於紅隧管理公司股本中之最終實益權益比例，就彼等於新履約擔保中所承擔之責任互相向各方負責及提供賠償保證。嘉里擁有本公司一間附屬公司之30%權益，故被視作本公司之關連人士。本公司根據新履約擔保及相關賠償保證所承擔之責任上限估計佔本集團於二零零一年十二月三十一日之有形資產賬面淨值逾0.03%，但不足3%。

5. On 16 December 2002, Mainstream Holdings Limited ("Mainstream Holdings"), a 55% owned subsidiary of the Company, entered into a sale and purchase agreement ("Sale and Purchase Agreement") with 河南雙滙投資發展股份有限公司 ("Shuanghui Investment"). Pursuant to the Sale and Purchase Agreement, Mainstream Holdings agreed to transfer 30% interest in the registered capital of Shanghai DCH Shuanghui IBP Co., Ltd. ("DCH Shuanghui") to Shuanghui Investment at the consideration of RMB18.7 million so that after the transfer, DCH Shuanghui would be owned as to 40% by Mainstream Holdings and 60% by Shuanghui Investment. The consideration was arrived at after arm's length negotiations and reflected the unaudited net asset value of DCH Shuanghui as at 30 November 2002. DCH Shuanghui is engaged in the business of producing and selling meat and related food products. After the completion of the aforesaid transfer, the registered capital of DCH Shuanghui would be increased by RMB46.75 million of which 60% would be contributed by Shuanghui Investment in Renminbi and 40% by Mainstream Holdings in US dollars. With the increase in shareholding of Shuanghui Investment in DCH Shuanghui, it was anticipated that Shuanghui Investment would make greater contributions to DCH Shuanghui in terms of capital, know-how, sales and marketing and overall management. Shuanghui Investment is regarded as a connected person of the Company by virtue of its being a substantial shareholder of DCH Shuanghui which is a subsidiary of the Company. The aggregate value of the connected transaction represented more than 0.03% but less than 3% of the book value of the net tangible assets of the Group as at 31 December 2001.

5. 於二零零二年十二月十六日，本公司擁有其55%權益之附屬公司華新控股有限公司（「華新控股」）與河南雙滙投資發展股份有限公司（「雙滙投資」）訂立一項買賣協議（「買賣協議」）。根據買賣協議，華新控股同意以人民幣一千八百七十萬元之代價將上海大昌雙滙艾波有限公司（「大昌雙滙」）之30%註冊資本權益轉讓予雙滙投資，而於完成轉讓後，大昌雙滙之 40% 權益將由華新控股擁有，而其餘 60% 權益則由雙滙投資擁有。有關代價乃由雙方按公平交易原則磋商釐定，並反映大昌雙滙於二零零二年十一月三十日之未經審核資產淨值。大昌雙滙從事生產及銷售肉類及相關食品。於完成上述轉讓後，大昌雙滙之註冊資本將增加人民幣四千六百七十五萬元，其中60%將由雙滙投資以人民幣注入，其餘40%則由華新控股以美元注入。由於雙滙投資增持大昌雙滙之股權，預計雙滙投資將在資金上、技術上、市場銷售及整體管理各方面為大昌雙滙作出更大貢獻。由於雙滙投資為大昌雙滙之主要股東，而大昌雙滙則為本公司之附屬公司，故雙滙投資被視作本公司之關連人士。是項關連交易之總值佔本集團於二零零一年十二月三十一日之有形資產賬面淨值逾 0.03%，但不足 3%。

6. On 18 December 2002, Connemera Inc. ("Connemera") (a wholly-owned subsidiary of the Company), Jiangsu CP Xingcheng Special Steel Co., Ltd. ("Jiangsu CP Xingcheng") (a non wholly-owned subsidiary of the Company) and Jiangyin Steel Mill entered into a joint venture contract and an articles of association for the establishment of a new joint venture company ("the New JV") for the production and sale of hot iron and the related products. The total investment and the registered capital of the New JV amounted to US$25 million and US$10 million respectively. Upon its establishment, the New JV would be owned as to 30.25% by Connemera, 45% by Jiangsu CP Xingcheng and 24.75% by Jiangyin Steel Mill.

6. 於二零零二年十二月十八日，本公司之全資附屬公司均萬有限公司（「均萬」）、本公司之非全資附屬公司江蘇泰富興澄特殊鋼股份有限公司（「泰富興澄股份公司」）及江陰鋼廠訂立一項合資合同及公司章程，以成立一間專門產銷熱裝鐵水及相關產品之新合資企業（「新合資企業」）。新合資企業之總投資及註冊資本分別為二千五百萬美元及一千萬美元。新合資企業於成立後，將由均萬、泰富興澄股份公司及江陰鋼廠分別擁有 30.25%、45% 及 24.75% 權益。

On the same day, Jiangsu CP Xingcheng entered into two sale and purchase agreements with Maxy Rich Investments Limited ("Maxy Rich") (a wholly-owned subsidiary of the Company) and Jiangyin Steel Mill respectively for the acquisition of 20% interest in the registered capital of Jiangyin Xingcheng Special Steel Works Co., Ltd. ("Special Steel Co."), an existing joint venture company between Maxy Rich and Jiangyin Steel Mill, by Jiangyin CP Xingcheng. The total consideration for the acquisition was RMB220,707,236.40 and was determined with reference to the audited net asset value of Special Steel Co. as at 31 August 2002. After the acquisition, Special Steel Co. would be owned as to 44% by Maxy Rich, 20% by Jiangsu CP Xingcheng and 36% by Jiangyin Steel Mill. The acquisition was only part of the reorganisation of Jiangsu CP Xingcheng in anticipation of its intended listing on the Shanghai Stock Exchange in 2003.

Jiangyin Steel Mill was a connected person of the Company by virtue of its being a substantial shareholder of several other subsidiaries of the Company.

於同日，泰富興澄股份公司分別與本公司之全資附屬公司萬富投資有限公司（「萬富」）及江陰鋼廠訂立兩項買賣協議，由泰富興澄股份公司收購江陰興澄特種鋼鐵有限公司（「特鋼公司」）之20%註冊資本。特鋼公司為一間由萬富與江陰鋼廠合組之現有合資公司。收購涉及之總代價為人民幣220,707,236.40元，乃參考特鋼公司於二零零二年八月三十一日之經審核資產淨值釐定。於進行收購後，特鋼公司將由萬富、泰富興澄股份公司及江陰鋼廠分別擁有44%、20%及36%權益。收購僅為泰富興澄股份公司為籌備於二零零三年在上海證券交易所上市而進行之部份重組工作。

由於江陰鋼廠為本公司旗下多家附屬公司之主要股東，故屬於本公司之關連人士。

7. From time to time during the year, the Group maintained or executed guarantees to banks to secure the facilities granted to Shanghai DCH Jiangnanfeng Co., Ltd. ("Jiangnanfeng"), a company engaged in the production and selling of chickens and related food products, as its general working capital. Jiangnanfeng was 76.77% owned by Regal Heights Limited ("Regal Heights", a 60% subsidiary of Dah Chong Hong Holdings Limited) with the remaining interest held by individual third parties which were connected to the Group by virtue only of their substantial shareholding in Jiangnanfeng. As at 31 December 2002, total facilities granted to Jiangnanfeng was RMB57 million secured by corporate guarantees given by Dah Chong Hong Group, in turn the 40% partner in Regal Heights shared 40% of such liabilities by giving irrevocable letters of credit issued by a bank in favour of Dah Chong Hong Group.

7. 本集團於年內不時為上海大昌江南鳳有限公司（「江南鳳」）之銀行信貸作擔保，以提供該公司所需之一般營運資金。該公司為雞肉及有關食品之生產及銷售商。新競有限公司（「新競」，為大昌貿易行集團有限公司持有60%股權之附屬公司）持有江南鳳之76.77%股權，其餘股權則屬獨立第三者所有，該等獨立第三者僅因擁有江南鳳之重大股權而成為本集團之關連人士。截至二零零二年十二月三十一日止，江南鳳獲授予之銀行信貸額共人民幣五千七百萬元，乃由大昌行集團提供擔保，而佔新競40%股權之商業夥伴相對給予大昌行集團不可撤銷銀行信用證作為分擔該擔保額40%之責任。

8. During the year, certain subsidiaries of the Company had entered into business transactions with Swire Pacific Limited and its associate (as defined in the Listing Rules), being connected persons of the Company after the completion of the acquisition of CITIC Square by the Company on 22 January 2002. Details of the transactions made during the period from 22 January 2002 to 31 December 2002 with annual amounts exceeding 0.03% of the Group's consolidated net tangible assets as disclosed in the Company's 2001 annual report were as follows ("the Continuing Transactions"):

8. 年內，本公司若干附屬公司與太古股份有限公司及其聯繫人士（定義見上市規則）（彼等繼本公司於二零零二年一月二十二日完成收購中信泰富廣場後成為本公司之關連人士）進行若干業務交易。以下為由二零零二年一月二十二日至二零零二年十二月三十一日止期間進行之交易（「持續交易」），全年交易金額佔本公司二零零一年年報所載之本集團綜合有形資產淨值逾0.03%：

	HK$ 港幣元	
Sale and purchase of foodstuffs	15,319,526	買賣食品
Repair of aviation containers and sale of parts	17,900,944	維修空運貨櫃及銷售零件
Repair and maintenance of ground support equipment and airport vehicles	40,418,219	維修及保養地勤設備及機場車輛
	73,638,689	

An independent committee of the Board (comprising only of independent non-executive Directors) had reviewed the Continuing Transactions made during the period from 22 January 2002 to 31 December 2002 and confirmed that the Continuing Transactions had been entered into:

- □ in the ordinary and usual course of business of the Group;
- □ on normal commercial terms or, if there were no sufficient comparable transactions to judge whether they were on normal commercial terms, on terms no less favourable to the Group than terms available to or from (as appropriate) independent third parties; and
- □ on terms that were fair and reasonable so far as the shareholders of the Company were concerned.

獨立董事委員會（只包括獨立非執行董事）已審閱由二零零二年一月二十二日至二零零二年十二月三十一日止期間內進行之持續交易，並確認該等持續交易：

- □ 乃在本集團之日常及一般業務中進行；
- □ 乃按正常商業條款進行，或倘缺乏足夠之同類交易作比較以判斷是否符合正常商業條款，則按對本集團而言不遜於向獨立第三者提供或獲獨立第三者提供（視乎適用情況而定）之條款進行；及
- □ 乃按對本公司各股東而言屬公平合理之條款進行。

The auditors of the Company had also confirmed to the Board that the Continuing Transactions (a) had received the approval of the Board of the Company; (b) had been entered into on normal commercial terms or, with the terms of the agreement(s) relating to the transactions or, if there was no such agreement, on terms no less favourable to or from independent third parties; and (c) had not exceeded 3% of the value of the audited net tangible assets of the Group as disclosed in the Company's 2001 annual report.

本公司之核數師亦向董事會確認持續交易(a)已獲本公司之董事會批准；(b)乃按正常商業條款或根據有關交易所屬協議條款進行，或倘無訂立該等協議，則按不遜於向獨立第三者提供或獲獨立第三者提供之條款進行；及(c)並未超逾本公司二零零一年年報所披露之本集團經審核有形資產淨值3%。

Share Option Plan

The Company adopted the CITIC Pacific Share Incentive Plan 2000 ("the Plan") on 31 May 2000. The major terms of the Plan are as follows:

1. The purpose of the Plan is to promote the interests of the Company and its shareholders by (i) providing the participants with additional incentives to continue and increase their efforts in achieving success in the business of the Company, and (ii) attracting and retaining the best available personnel to participate in the on-going business operation of the Company.

2. The participants of the Plan are any director, executive or employee of the Company or its subsidiaries as invited by the Board.

3. The maximum number of shares over which options may be granted under the Plan shall not exceed 10% of (i) the issued share capital of the Company from time to time or (ii) the issued share capital of the Company as at the date of adopting the Plan, whichever is the lower. As at 12 March 2003, the maximum number of shares available for issue under the Plan is 218,846,016.

4. No participant shall be granted an option which, if exercised in full, would result in such participant's maximum entitlement to exceed 25 per cent of the maximum aggregate number of shares subject to the Plan.

5. The exercise period of any option granted under the Plan must not be more than ten years commencing on the date of grant.

6. The acceptance of an offer of the grant of the option must be made within 28 days from the date of grant with a non-refundable payment of HK$1.00 from the grantee.

7. The exercise price determined by the Board will be at least the higher of (i) the closing price of the Company's share as stated in the Stock Exchange's daily quotations sheet on the date of grant; (ii) the average closing price of the Company's share as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant and (iii) the nominal value of the Company's shares.

購股權計劃

本公司於二零零零年五月三十一日採納中信泰富股份獎勵計劃二零零零（「該計劃」）。該計劃之主要條款如下：

1. 該計劃旨在透過(i)給予參與者額外獎賞以鼓勵彼等繼續加倍努力為本公司締造佳績，及(ii)吸引及挽留菁英人才參與本公司之持續業務營運，從而促進本公司及其股東之利益。

2. 該計劃參與者為獲董事會邀請之本公司或其附屬公司之任何董事、行政人員或僱員。

3. 根據該計劃可授予之購股權之股份數目上限不得超出(i)本公司不時之已發行股本或(ii)本公司於採納該計劃當日之已發行股本（以較低者為準）之10%。於二零零三年三月十二日，根據該計劃可予發行之股份上限為218,846,016股。

4. 倘參與者全面行使所獲授予之購股權將導致其權益上限超逾該計劃所涉及之股份總數上限之25%，則參與者將不獲授予購股權。

5. 根據該計劃所授予任何購股權之行使期不得超逾10年，由授出日期起計。

6. 承授人如欲接納授予購股權，必須由授出日期起計28日內支付港幣1.00元（概不退還）辦理接納手續。

7. 行使價由董事會釐定，最少為以下各項的較高者：(i)本公司股份於授出日期在聯交所日報表上所報的收市價；(ii)本公司股份於緊接授出日期前五個營業日在聯交所日報表上所報的平均收市價；及(iii)本公司股份的面值。

8. The Plan shall be valid and effective till 30 May 2010.

8. 該計劃將持續生效至二零一零年五月三十日止。

On 28 May 2002 options to subscribe for a total of the 11,550,000 shares in the Company listed in the table below representing 0.53% of the issued share capital, at the exercise price of HK$18.20 per share, were granted under the Plan. The closing price of the Company's share immediately before the date of grant was HK$18.10. All options granted and accepted can be exercised in whole or in part within 5 years from the date of grant. All were accepted, and none were exercised, cancelled or lapsed in the period up to 31 December 2002.

於二零零二年五月二十八日，本公司根據該計劃授予下表所列可按行使價每股港幣18.20元認購本公司股份共11,550,000股（佔已發行股本之0.53%）之購股權。本公司股份於緊接授出日期前之收市價為港幣18.10元。所有已授出並獲接納之購股權均可由授出日期起計5年內全部或部份行使。所有購股權均獲接納，而於截至二零零二年十二月三十一日止期間內概無予以行使、註銷或失效。

	Number of Share Options Granted during the period *期內授出之購股權數目*	
Directors of the Company	8,100,000	本公司董事
Continuous Contract Employees	3,450,000	連續合約僱員
Total	11,550,000	合計

The fair value of an option on one CITIC Pacific share granted in the current period measured as at the date of grant of 28 May 2002 was HK$5.47 on the following assumptions using the Black-Scholes option pricing model:

每項於本期間授出可認購一股中信泰富股份之購股權於二零零二年五月二十八日授出當日之公平價值為港幣5.47元，乃採用柏力克－舒爾斯期權定價模式按下列假設釐定：

- Exercise price of HK$18.20;
- Expected volatility of 45.3% (based on historical share price movement);
- Expected annual dividend yield of 4.8% (based on historical dividend payments);
- Estimated expected life of the options granted is 5 years (the full term of the outstanding option awards and therefore is the maximum entry for this assumption);
- Five-year Hong Kong Exchange Fund Notes interest rate at the date the options were granted was 4.74%; and
- A 5% risk-of-forfeiture adjustment in respect of the expectation that some options will be forfeited over their estimated expected lifetime.

- 行使價為港幣18.20元；
- 預期波幅為45.3%（以過往股價走勢為依據）；
- 預期每年股息收益率為4.8%（以過往股息為依據）；
- 所授購股權之估計年期為5年（此乃未行使購股權之整段有效期，故是項假設屬於極限）；
- 五年期港幣外滙基金票據於授出購股權當日之息率為4.74厘；及
- 就預期若干購股權將於其估計年期內遭沒收而設定5%之沒收風險調整。

The result of the Black-Scholes option pricing model can be materially affected by changes in these assumptions so an option's actual value may differ from the estimated fair value of the options due to limitations of the model.

All the options forfeited before expiry of the Plan will be treated as lapsed options which will not be added back to the number of shares available to be issued under the Plan.

As there is no accounting standard in Hong Kong governing the accounting for employee stock option, their cost has not been incorporated in the accounts.

倘上述假設出現變動，足以嚴重影響柏力克－舒爾斯期權定價模式之結果，故購股權之實際價值可能因是項定價模式之限制而有別於購股權之估計公平價值。

所有於該計劃屆滿前遭沒收之購股權將被視作失效，不得重新加入根據該計劃可供發行之股份數目。

由於香港並無任何有關僱員購股權入賬方式之會計準則，故其成本並未列入賬目內。

Directors' Interests in Securities of the Company

1. Shares in the Company and Associated Corporation

The interests of the Directors in shares of the Company or associated corporations as at 31 December 2002 as recorded in the register required to be kept under section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") were as follows:

董事於本公司證券之權益

1. 本公司及相聯法團之股份

於二零零二年十二月三十一日，根據證券（披露權益）條例（「披露權益條例」）第29條須予保存之登記名冊內記錄，董事於本公司或其相聯法團之證券權益如下：

			Number of Shares 股份數目			
	Personal interests 個人權益	*Corporate interests 法團權益*	*Family interests 家族權益*	*Other interests 其他權益*	*Total 總數*	
CITIC Pacific Limited						**中信泰富有限公司**
Larry Yung Chi Kin		400,381,000			400,381,000	榮智健
Henry Fan Hung Ling		43,000,000			43,000,000	范鴻齡
Vernon Francis Moore				3,200,000 (Note 1)(附註1)	3,200,000	莫偉龍
Peter Lee Chung Hing	500,000				500,000	李松興
Norman Yuen Kee Tong	33,000				33,000	阮紀堂
Robert Ernest Adams	550,000				550,000	羅安達
Liu Jifu	40,000				40,000	劉基輔
Hansen Loh Chung Hon	1,050,000	500,000 (Note 2)(附註2)	500,000 (Note 2)(附註2)		1,550,000	陸鍾漢
André Desmarais	87,800	100,230,000	1,000		100,318,800 (Note 3)(附註3)	德馬雷
Cathay Pacific Airways Limited						**國泰航空有限公司**
Hansen Loh Chung Hon	450,000				450,000	陸鍾漢

Note 1: Deemed interests held by the relevant Director and his family as contingent beneficiaries of a discretionary trust.

Note 2: The corporate interests and the family interests of the relevant Director duplicate each other as the 500,000 shares are held through a company in which the relevant Director and his family are interested.

Note 3: In addition to the aforesaid, the relevant Director is also one of the trustees of a Canadian discretionary trust which controls Canadian companies which owns 24,000 shares of the Company.

附註1：有關董事及其家族作為一全權信託之或然受益人而被視作持有之權益。

附註2：有關董事持有之法團權益與其家族權益重疊，因500,000股股份為透過一間由該董事及其家族擁有之公司之權益。

附註3：除上述所載外，有關董事亦為一個加拿大全權信託之受託人之一。該全權信託控制擁有本公司24,000股股份之加拿大公司。

2. Share Options in the Company

As at 31 December 2002, the number of outstanding options granted by the Company to the Directors to subscribe for shares of the Company, as recorded in the register required to be kept under section 29 of the SDI Ordinance were as follows:

2. 本公司之購股權

於二零零二年十二月三十一日，根據披露權益條例第29條須予保存之登記名冊內記錄，本公司授予董事認購本公司股份之未行使購股權數目如下：

Directors	*Number of Share Options of the Company* *本公司購股權數目*	*董事*
Larry Yung Chi Kin	2,000,000	榮智健
Henry Fan Hung Ling	1,600,000	范鴻齡
Vernon Francis Moore	1,000,000	莫偉龍
Peter Lee Chung Hing	1,000,000	李松興
Norman Yuen Kee Tong	500,000	阮紀堂
Robert Ernest Adams	300,000	羅安達
Yao Jinrong	300,000	姚進榮
Chang Zhenming	500,000	常振明
Li Shilin	300,000	李士林
Carl Yung Ming Jie	300,000	榮明杰
Liu Jifu	300,000	劉基輔
Total	8,100,000	合計

As at 31 December 2002, none of the Directors has any other interests in the equity or debt securities of the Company or any associated corporations (within the meaning of the SDI Ordinance) which have been entered in the register kept by the Company pursuant to section 29 of the SDI Ordinance or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

於二零零二年十二月三十一日，各董事於本公司或其任何相聯法團（定義見披露權益條例）之股本或債務證券中，概無擁有依據披露權益條例第29條於本公司予以保存之登記名冊內記錄，或是根據上市公司董事進行證券交易的標準守則已通知本公司及聯交所之任何其他權益。

Substantial Shareholders

As at 31 December 2002, the interests of substantial shareholders, other than the Directors of the Company, in the equity securities of the Company as recorded in the register required to be kept under section 16(1) of the SDI Ordinance are as follows:

主要股東

於二零零二年十二月三十一日，根據披露權益條例第16(1)條須予保存之登記名冊內記錄主要股東（本公司董事除外）於本公司股本證券之權益如下：

Name	*Number of Shares of the Company 本公司之股份數目*	*名稱*
CITIC Beijing	632,066,285	中信北京
CITIC HK	632,066,285	中信香港
Heedon Corporation	498,424,285	Heedon Corporation
Honpville Corporation	310,988,221	Honpville Corporation
Rockhampton Investments Limited	292,000,000	Rockhampton Investments Limited
Bloomfield Enterprises Corp.	292,000,000	Bloomfield Enterprises Corp.
Earnplex Corporation	292,000,000	Earnplex Corporation

CITIC HK is a substantial shareholder of the Company indirectly through the following wholly owned subsidiary companies by virtue of section 8(2) of the SDI Ordinance as follows:

按披露權益條例第8(2)條，中信香港透過下列全資附屬公司間接成為本公司之主要股東：

Name of Subsidiary Companies of CITIC HK	*Number of Shares of HK$0.40 each 每股面值港幣0.40元之股份數目*	*中信香港之附屬公司名稱*
Affluence Limited	43,266,000	Affluence Limited
Winton Corp	30,718,000	Winton Corp
Westminster Investment Inc	101,960,000	Westminster Investment Inc
Jetway Corp	22,500,000	Jetway Corp
Cordia Corporation	32,258,064	Cordia Corporation
Honpville Corporation	310,988,221	Honpville Corporation
Hainsworth Limited	80,376,000	Hainsworth Limited
Southpoint Enterprises Inc	10,000,000	Southpoint Enterprises Inc

Each of Affluence Limited, Winton Corp, Westminster Investment Inc, Jetway Corp, Cordia Corporation, Honpville Corporation, Hainsworth Limited and Southpoint Enterprises Inc holds the shares of the Company beneficially. Accordingly, Honpville Corporation is a substantial shareholder of the Company.

Affluence Limited、Winton Corp、Westminster Investment Inc、Jetway Corp、Cordia Corporation、Honpville Corporation、Hainsworth Limited及Southpoint Enterprises Inc分別實益持有本公司之股份。因此，Honpville Corporation亦為本公司之主要股東。

CITIC Beijing is the direct holding company of CITIC HK. CITIC HK is the direct holding company of Heedon Corporation, Hainsworth Limited, Affluence Limited and Barnsley Investments Limited. Heedon Corporation is the direct holding company of Winton Corp, Westminster Investment Inc, Jetway Corp, Kotron Company Ltd and Honpville Corporation and Kotron Company Ltd is the direct holding company of Cordia Corporation. Barnsley Investments Limited is the direct holding company of Southpoint Enterprises Inc. Accordingly, the interests of CITIC Beijing in the Company duplicate the interests of CITIC HK in the Company. The interests of CITIC HK in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Heedon Corporation in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Barnsley Investments Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above and the interests of Kotron Company Ltd in the Company duplicate the interests in the Company of its direct subsidiary company as described above.

Rockhampton Investments Limited is a wholly owned subsidiary company of Bloomfield Enterprises Corp, which in turn is a wholly owned subsidiary company of Earnplex Corporation. Accordingly, the interests of Earnplex Corporation duplicate the interests in the Company of its direct and indirect subsidiary companies as described above. Mr Larry Yung Chi Kin is the owner of the entire issued share capital of Earnplex Corporation. The interests in the Company of Rockhampton Investments Limited represent part of the corporate interests of Mr Larry Yung Chi Kin as mentioned in the above section of "Directors' Interests in Securities of the Company".

中信北京為中信香港之直接控股公司。中信香港為Heedon Corporation、Hainsworth Limited、Affluence Limited及Barnsley Investments Limited之直接控股公司。Heedon Corporation為Winton Corp、Westminster Investment Inc、Jetway Corp、Kotron Company Ltd及Honpville Corporation之直接控股公司，而Kotron Company Ltd為Cordia Corporation之直接控股公司。Barnsley Investments Limited為Southpoint Enterprises Inc之直接控股公司。因此，中信北京於本公司之權益與中信香港於本公司之權益重疊。中信香港於本公司之權益與其上述所有直接及間接擁有之附屬公司於本公司之權益重疊。Heedon Corporation於本公司之權益與其上述所有直接及間接擁有之附屬公司於本公司之權益重疊。Barnsley Investments Limited於本公司之權益與其上述直接擁有之附屬公司於本公司之權益重疊，而Kotron Company Ltd於本公司之權益則與其上述直接擁有之附屬公司於本公司之權益重疊。

Rockhampton Investments Limited乃Bloomfield Enterprises Corp之全資附屬公司，因而亦是Earnplex Corporation之全資附屬公司。因此，Earnplex Corporation於本公司之權益與其上述直接及間接擁有之附屬公司於本公司之權益重疊。榮智健先生乃Earnplex Corporation全部已發行股本之擁有人。Rockhampton Investments Limited於本公司之權益乃上述「董事於本公司證券之權益」一節中所載榮智健先生之法團權益之其中一部份。

Purchase, Sale or Redemption of Shares

During the year ended 31 December 2002, the Company made the following repurchases of its own shares on the Stock Exchange for the purpose of enhancing its earnings per share:

購買、出售或贖回股份

於截至二零零二年十二月三十一日止年度，本公司曾於聯交所購回本身之股份，藉以提高每股盈利，詳情如下：

		Price per Share 每股作價			
Month/Year	*Number of Shares Repurchased 購回股份數目*	*Highest 最高 HK$ 港幣元*	*Lowest 最低 HK$ 港幣元*	*Aggregate Price Paid 已付價格總額 HK$ million 港幣百萬元*	*年／月*
December 2002	1,320,000	14.95	14.85	20	二零零二年十二月

These repurchased shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium payable on repurchase was charged against retained profit. An amount equivalent to the nominal value of the shares cancelled of approximately HK$1 million was transferred from retained profit to capital redemption reserve.

Save as disclosed above, neither the Company nor its subsidiary companies has purchased or sold any of the Company's shares during the year ended 31 December 2002 and the Company has not redeemed any of its shares during the year ended 31 December 2002.

該等購回之股份在購回後隨即予以註銷，因此本公司之已發行股本已相應減去該等購回股份之面值。於購回時所須支付之溢價已於保留溢利中扣除，而為數約港幣一百萬元，即相等於已註銷股份面值之款項已從保留溢利轉撥至資本贖回儲備。

除上文所披露者外，於截至二零零二年十二月三十一日止年度，本公司或其附屬公司概無購買或出售本公司之任何股份，而於截至二零零二年十二月三十一日止年度，本公司亦無贖回其任何股份。

Service Contracts

As at 31 December 2002, there were no service contracts which were not determinable by the employer within one year without payment of compensation (other than statutory compensation) between any company in the Group and any Director proposed for re-election at the forthcoming Annual General Meeting.

服務合約

於二零零二年十二月三十一日，本集團屬下任何公司概無與擬於即將召開之股東週年大會上膺選連任之任何董事簽訂僱主不可於一年內免付賠償（法定賠償除外）而予以終止之服務合約。

Arrangements for Acquisition of Shares or Debentures

Save as aforesaid in the above section of "Share Option Plan", at no time during the year was the Company or any of its subsidiary companies a party or parties to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

購入股份或債券之安排

除上文「購股權計劃」一節所述者外，本公司或其任何附屬公司於本年度內概無參與任何安排，使本公司之董事可藉購買本公司或任何其他法人團體之股份或債券而獲得利益。

Auditors

The accounts for the year have been audited by PricewaterhouseCoopers who shall retire and, being eligible, shall offer themselves for re-appointment.

Corporate Governance

During the year, the Company was in compliance with the Code of Best Practice as set out in the Rules Governing the Listing of Securities on the Stock Exchange.

By Order of the Board,
Larry Yung Chi Kin *Chairman*
Hong Kong, 12 March 2003

核數師

本年度之賬目已由羅兵咸永道會計師事務所審核。該會計師事務所將依章告退，惟彼等合符資格，願意膺聘連任。

公司管治

於該年內，本公司已遵守聯交所證券上市規則所載之最佳應用守則。

承董事會命
榮智健　*主席*
香港，二零零三年三月十二日

for the year ended 31 December 2002 截至二零零二年十二月三十一日止年度

in HK$ million	Note 附註	2002	2001	以港幣百萬元計算
Turnover	2	22,316	17,251	營業額
Profit from Consolidated Activities	3	2,583	2,132	綜合業務溢利
Share of Profits less Losses of Associated Companies	4	2,335	947	所佔聯營公司溢利減虧損
Net Finance Charges	5	(434)	(504)	財務支出淨額
Profit before Taxation		4,484	2,575	除稅前溢利
Taxation	6	(377)	(306)	稅項
Profit for the Year		4,107	2,269	年內溢利
Minority Interests		(205)	(159)	少數股東權益
Profit Attributable to Shareholders	7	3,902	2,110	股東應佔溢利
Dividends	8	(4,377)	(1,753)	股息
Transfer to Reserves	21	(5)	(6)	撥入儲備
Earnings per Share (HK$)	9	1.78	0.96	每股盈利（港幣元）

as at 31 December 2002 二零零二年十二月三十一日止結算

in HK$ million	Note 附註	2002	2001	以港幣百萬元計算
Fixed Assets	12	15,804	14,702	**固定資產**
Associated Companies	14	25,613	24,879	**聯營公司**
Investments	15	7,600	8,449	**投資**
Goodwill	16	282	353	**商譽**
Current Assets				**流動資產**
Properties held for sale	12	336	345	待售物業
Inventories	17	1,866	1,799	存貨
Listed investment		24	2,189	上市投資
Debtors, accounts receivable, deposits and prepayments	18	3,088	3,330	應收賬項、應收賬款、按金及預付款項
Cash and bank deposits		2,545	4,631	現金及銀行存款
		7,859	12,294	
Current Liabilities				**流動負債**
Bank loans, other loans and overdrafts				銀行貸款、其他貸款及透支
Secured		63	72	有抵押
Unsecured		467	2,158	無抵押
Creditors, accounts payable, deposits and accruals	19	2,995	2,423	應付賬項、應付賬款、按金及應付款項
Provision for taxation		95	141	稅項準備
		3,620	4,794	
Net Current Assets		4,239	7,500	**淨流動資產**
Total Assets less Current Liabilities		53,538	55,883	**總資產減流動負債**
Long Term Borrowings	22	(8,737)	(12,409)	**長期借款**
Deferred Taxation	23	(226)	(215)	**遞延稅項**
	24	44,575	43,259	
Financed by				**資金來源**
Share Capital	20	875	876	**股本**
Reserves	21	38,162	39,299	**儲備**
Proposed Dividend		3,720	1,314	**建議股息**
Shareholders' Funds		42,757	41,489	**股東資金**
Minority Interests		1,818	1,770	**少數股東權益**
		44,575	43,259	

Larry Yung Chi Kin *Director* 榮智健 董事

Henry Fan Hung Ling *Director* 范鴻齡 董事

as at 31 December 2002 *二零零二年十二月三十一日止結算*

in HK$ million	Note 附註	2002	2001	*以港幣百萬元計算*
Fixed Assets	12	50	58	**固定資產**
Subsidiary Companies	13	38,626	40,995	附屬公司
Associated Companies	14	2,493	2,801	聯營公司
Current Assets				流動資產
Debtors, accounts receivable, deposits and prepayments	18	90	118	應收賬項、應收賬款、按金及預付款項
Cash and bank deposits		1,613	2,926	現金及銀行存款
		1,703	3,044	
Current Liabilities				流動負債
Bank loans, other loans and overdrafts				銀行貸款、其他貸款及透支
Unsecured		–	701	無抵押
Creditors, accounts payable, deposits and accruals	19	62	68	應付賬項、應付賬款、按金及應付款項
		62	769	
Net Current Assets		1,641	2,275	淨流動資產
Total Assets less Current Liabilities		42,810	46,129	總資產減流動負債
Long Term Borrowings	22	(4,246)	(8,051)	長期借款
		38,564	38,078	
Financed by				資金來源
Share Capital	20	875	876	股本
Reserves	21	33,969	35,888	儲備
Proposed Dividend		3,720	1,314	建議股息
Shareholders' Funds		38,564	38,078	股東資金

Larry Yung Chi Kin *Director* 榮智健 *董事*

Henry Fan Hung Ling *Director* 范鴻齡 *董事*

for the year ended 31 December 2002 *截至二零零二年十二月三十一日止年度*

in HK$ million	2002	2001	*以港幣百萬元計算*
Cash Flows from Consolidated Activities			**綜合業務之現金流量**
Profit from Consolidated Activities after Net Finance Charges	2,149	1,628	*扣除財務支出淨額後之綜合業務溢利*
Net interest expense	385	449	利息開支淨額
Income from investments	(1,294)	(1,509)	來自投資收益
Depreciation and amortisation	533	493	折舊及攤銷
Amortisation of goodwill	17	11	商譽攤銷
Loss on disposal of fixed assets	23	36	出售固定資產之虧損
(Reversal of)/impairment loss of fixed assets	(2)	75	固定資產之減值(回撥)／虧損
Profit on disposal of investment properties	(7)	(2)	出售投資物業之溢利
Profit on disposal of subsidiary companies	(7)	–	出售附屬公司之溢利
Profit on disposal of investments	(2)	(4)	出售投資之溢利
Provision for impairment loss of unlisted investments	2	–	非上市投資減值虧損準備
Operating Profit before Working Capital Changes	1,797	1,177	*未計營運資金變動之經營溢利*
Increase in inventories	(68)	(33)	存貨增加
Decrease in debtors, accounts receivable, deposits and prepayments	220	311	應收賬項、應收賬款、按金及預付款項減少
Decrease in listed investments	2,165	955	上市投資減少
Increase/(decrease) in creditors, accounts payable, deposits and accruals	397	(480)	應付賬項、應付賬款、按金及應付款項增加／(減少)
Effect of foreign exchange rates	(28)	(40)	外幣滙率影響
Cash Generated from Consolidated Activities	4,483	1,890	*綜合業務產生之現金*
Interest received	72	248	已收利息
Interest paid	(617)	(973)	已付利息
Income taxes paid	(226)	(154)	已付所得税
Net Cash from Consolidated Activities	3,712	1,011	**綜合業務之現金淨額**
Cash Flows from Investing Activities			**投資業務之現金流量**
Purchase of subsidiary companies (net of cash and cash equivalents acquired) (Note a)	(1,809)	(594)	購入附屬公司(扣除所得現金及等同現金)(附註a)
Purchase of additional interests in a subsidiary company	(28)	(319)	購入附屬公司權益之增加
Purchase of fixed assets	(772)	(1,839)	購入固定資產
Investment in associated companies	(743)	–	於聯營公司之投資
Decrease/(increase) in investments	475	(152)	投資之減少／(增加)
Proceeds on disposal of fixed assets	39	41	出售固定資產所得
Proceeds on disposal of interest in an associated company	–	2	出售聯營公司之權益所得
Proceeds on disposal of investments	17	486	出售投資所得
Disposal of subsidiary companies (net of cash and cash equivalents) (Note b)	884	–	出售附屬公司(扣除出售之現金及等同現金)(附註b)
Decrease in amount due from a substantial shareholder	–	567	主要股東欠負金額之減少
Proceeds on refund of purchase consideration	15	–	退回購入作價所得
Decrease in loans to associated companies	1,088	961	借予聯營公司之貸款減少
Dividend income from associated companies	608	762	從聯營公司之股息收入
Income from investments	1,603	1,507	從各項投資所得收益
Net Cash from Investing Activities	1,377	1,422	**來自投資業務之現金淨額**

in HK$ million	2002	2001	*以港幣百萬元計算*
Cash Flows from Financing Activities			**來自融資之現金流量**
Repurchase of shares	(20)	(88)	購回股份
New borrowings	1,835	6,784	新借款項
Repayment of loans	(6,858)	(7,886)	償還貸款
(Decrease)/increase in minority interests	(145)	28	少數股東權益之（減少）／增加
Dividends paid	(1,971)	(1,866)	已派股息
Net Cash used in Financing Activities	(7,159)	(3,028)	**用於融資之現金淨額**
Net Decrease in Cash and Cash Equivalents	(2,070)	(595)	**現金及等同現金之減少淨額**
Cash and Cash Equivalents at 1 January	4,574	5,176	**於一月一日之現金及等同現金**
Effect of Foreign Exchange Rate Changes	9	(7)	**外幣滙率變動之影響**
Cash and Cash Equivalents at 31 December	2,513	4,574	**於十二月三十一日之現金及等同現金**
Analysis of the Balances of Cash and Cash Equivalents			**現金及等同現金結存之分析**
Cash and bank deposits	2,545	4,631	現金及銀行存款
Bank overdrafts (Note c)	(32)	(57)	銀行透支（附註 c）
	2,513	4,574	

a Purchase of subsidiary companies / a 購入附屬公司

in HK$ million	2002	2001	*以港幣百萬元計算*
Net assets acquired			**收購淨資產**
Fixed assets	3,295	52	固定資產
Investments	–	1	投資
Inventories	–	242	存貨
Accounts receivable and prepayments	22	372	應收賬款及預付款項
Cash and bank deposits	101	16	現金及銀行存款
Bank overdrafts	–	(9)	銀行透支
Bank loans	(898)	–	銀行貸款
Creditors and accrued charges	(264)	(359)	應付賬項及應付款項
Deferred taxation	–	(4)	遞延稅項
Minority interests	(311)	(1)	少數股東權益
	1,945	310	
(Negative goodwill)/goodwill	(35)	364	(負商譽)/商譽
	1,910	674	
Satisfied by			***支付方式***
Cash	1,910	601	現金
Accounts payable	–	73	應付賬款
	1,910	674	

Analysis of the net outflow of cash and cash equivalents in respect of the purchase of subsidiary companies

有關購入附屬公司之現金及等同現金流出淨額之分析

in HK$ million	2002	2001	*以港幣百萬元計算*
Cash consideration	1,910	601	現金作價
Cash and bank deposits acquired	(101)	(16)	購入之現金及銀行存款
Bank overdrafts acquired	–	9	購入之銀行透支
	1,809	594	

b Disposal of subsidiary companies / b 出售附屬公司

in HK$ million	2002	2001	*以港幣百萬元計算*
Net assets disposal			**出售淨資產**
Fixed assets	2,476	–	固定資產
Accounts receivable and prepayments	61	–	應收賬款及預付款項
Cash and bank deposits	751	–	現金及銀行存款
Accounts payable and accrued charges	(67)	–	應付賬款及應付款項
Bank loans	(1,222)	–	銀行貸款
Minority interests	(371)	–	少數股東權益
	1,628	–	
Profit on disposal	7	–	出售溢利
	1,635	–	
Satisfied by			**收入方式**
Cash	1,635	–	**現金**

Analysis of the net inflow of cash and cash equivalents in respect of the disposal of subsidiary companies / 有關出售附屬公司之現金及等同現金流入淨額之分析

in HK$ million	2002	2001	*以港幣百萬元計算*
Cash consideration	1,635	–	現金作價
Cash and bank deposits disposed of	(751)	–	出售之現金及銀行存款
	884	–	

c Reconciliation of the balance of cash and cash equivalents in respect of bank loans, other loans and overdrafts / c 有關銀行貸款、其他貸款及透支之現金與等同現金結存之對賬

in HK$ million	2002	2001	*以港幣百萬元計算*
Bank loans, other loans and overdrafts	530	2,230	銀行貸款、其他貸款及透支
Bank loans and other loans	(498)	(2,173)	銀行貸款及其他貸款
Bank overdrafts	32	57	銀行透支

for the year ended 31 December 2002 截至二零零二年十二月三十一日止年度

in HK$ million	Note 附註	2002	2001	以港幣百萬元計算
At 1 January		41,489	41,304	一月一日
Share of Reserves of Associated Companies		(512)	339	所佔聯營公司儲備
Deficit on Revaluation of Properties		(120)	(157)	物業重估產生之虧絀
Exchange Translation Differences		1	(3)	外幣換算差額
Reserves Released		(12)	(2)	儲備回撥
Net (Losses)/Gains Not Recognised in the Consolidated Profit and Loss Account		(643)	177	未於綜合損益賬確認之(虧損)／收益淨額
Profit Attributable to Shareholders		3,902	2,110	股東應佔溢利
Dividends	8	(1,971)	(1,866)	股息
Repurchase of Shares		(20)	(88)	購回股份
		42,757	41,637	
Prior Year Adjustments				上年度調整
Share of associated company for retirement benefits	1(a)	–	(148)	所佔聯營公司之退休福利
At 31 December		42,757	41,489	十二月三十一日
Representing				代表
At 31 December after Proposed Final and Special Dividends		39,037	40,175	十二月三十一日已計入建議末期及特別股息
Proposed Final Dividend	8	1,532	1,314	建議末期股息
Proposed Special Dividend	8	2,188	–	建議特別股息
		42,757	41,489	

1 Significant Accounting Policies

a Basis of Preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants. The recognition of exchange differences on certain long-term liabilities in CITIC Pacific's associated company Cathay Pacific Airways Limited ("Cathay Pacific") does not comply with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 11 but does comply with International Accounting Standards ("IAS") and Cathay Pacific's policy is explained in accounting policy Note 1p below.

The accounts are prepared under the historical cost convention as modified by the revaluation of investment properties and listed investments not held for long term as explained in the accounting policies set out below.

The Group adopted new or revised SSAPs, particularly SSAP No. 34 "Employee Benefits" and SSAP No. 11 (revised) "Foreign Currency Translation" which became effective for the current financial year. These adoptions have no significant impact on the Group's financial statements except that the adoption of SSAP No. 34 by Cathay Pacific, has reduced CITIC Pacific's attributable opening retained earnings by HK$148 million.

b Basis of Consolidation

The consolidated accounts incorporate the accounts of the Company and all its subsidiary companies made up to the balance sheet date. The results of subsidiary companies acquired or disposed of during the year are included as from the effective dates of acquisition or up to the effective dates of disposal respectively.

c Goodwill

Positive goodwill arising on acquisition of subsidiary companies and associated companies represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired.

- for acquisitions before 1 January 2001, positive goodwill was written off to reserves in the year of acquisition or amortised over a period no longer than its useful life to the Group.

1 主要會計政策

a 編製準則

本賬目已按照香港普遍採納之會計原則編製，並符合香港會計師公會公佈之會計準則。中信泰富之聯營公司國泰航空有限公司（「國泰航空」）若干長期負債之滙兑差額並無符合香港會計實務準則（「香港會計準則」）第十一號，惟已符合國際會計準則（「國際會計準則」），國泰航空之政策闡釋載於下文會計政策附註 1p 段。

本賬目乃根據實際成本編製及因應重估投資物業及並非長期持有之上市投資而作出修訂。有關闡釋載於下文之會計政策內。

本集團採用於本財政年度生效之嶄新或經修訂之香港會計準則，尤其是香港會計準則第三十四號「僱員福利」及香港會計準則第十一號（經修訂）「外幣換算」。除因國泰航空採納香港會計準則第三十四號而令中信泰富之應佔期初保留盈利減少港幣一億四千八百萬元外，採納該等香港會計準則對本集團之財務報表並無重大影響。

b 綜合賬目之準則

綜合賬目乃綜合本公司及其全部附屬公司截至結算日止之賬目。於本年度收購或出售之附屬公司之業績分別由其收購之生效日期起計或計至其出售之生效日期為止。

c 商譽

因收購附屬公司及聯營公司而產生之正商譽為其收購成本超出本集團應佔所收購可辨認資產及負債之公平價值之數額。

- 就二零零一年一月一日之前所進行之收購而言，正商譽乃於收購年度在儲備內撇銷，或按其對本集團之估計可使用年期攤銷。

- □ for acquisitions on or after 1 January 2001, positive goodwill is amortised on a straight line basis over its estimated useful life not exceeding 20 years.
  Negative goodwill arising on acquisition of subsidiary companies and associated companies represents the excess of the Group's share of the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition.

- □ for acquisitions before 1 January 2001, negative goodwill was credited to the capital reserve.

- □ for acquisitions on or after 1 January 2001, to the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, it is recognised in the consolidated profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the consolidated profit and loss account over the weighted average useful life of those non-monetary assets that are depreciable or amortisable except that negative goodwill representing discount on acquisition of investment properties is carried in the consolidated balance sheet for setting off valuation deficit in future. Negative goodwill in excess of the fair value of the non-monetary assets acquired is recognised immediately in the consolidated profit and loss account.
  Positive goodwill is stated in the consolidated balance sheet as a separate asset or included within associated companies at cost less accumulated amortisation and impairment losses (see Note 1n). Negative goodwill not yet recognised in the consolidated profit and loss account is shown as a deduction from positive goodwill. Goodwill previously included in reserves need not be restated.

d Subsidiary Companies

Investments in subsidiary companies are carried at cost less impairment losses.

- □ 就二零零一年一月一日或之後所進行之收購而言，正商譽乃按其不超過二十年之估計可使用年期以直線法攤銷。
  因收購附屬公司及聯營公司而產生之負商譽為本集團應佔所收購可辨認資產及負債之公平價值超出其收購成本之數額。

- □ 就二零零一年一月一日之前所進行之收購而言，負商譽均撥入資本儲備內。

- □ 就二零零一年一月一日或之後所進行之收購而言，倘負商譽涉及預計將於未來出現之虧損及支出（此等虧損及支出均在收購計劃中確定，並能可靠地衡量），則是項商譽須於確認日後出現之虧損及支出時在綜合損益賬中確認。任何剩餘之負商譽（但不超過所收購非貨幣資產之公平價值）乃於該等可予折舊或可予攤銷之非貨幣資產之加權平均可用年期內在綜合損益賬上確認，惟代表收購投資物業所得折扣之負商譽則列入綜合資產負債表，以供抵銷日後出現之重估虧絀。超出所收購非貨幣資產公平價值之負商譽均即時在綜合損益賬上確認。
  正商譽乃按成本減累積攤銷及減值虧損以獨立資產形式列入綜合資產負債表或撥入聯營公司項下（見附註1n）。尚未在綜合損益賬確認之負商譽乃以正商譽之扣減形式顯示。以往列入儲備之商譽毋須重新列賬。

d 附屬公司

於附屬公司之投資乃以成本減去減值虧損入賬。

1 Significant Accounting Policies *continued*

e Associated Companies

Associated companies are companies, other than subsidiary companies, in which the Group holds not more than 50 per cent of their equity share capital for the long term and can exercise significant influence in their management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year adjusted by amortisation and impairment losses of goodwill, if any. The consolidated balance sheet includes the Group's share of net assets of the associated companies, after attributing fair values to the net assets at the date of acquisition.

In the Company's balance sheet the investments in associated companies are stated at cost less impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

f Depreciation

All fixed assets except investment properties, properties held for development and construction in progress are carried at cost less accumulated depreciation and accumulated impairment losses.

Changes in the value of investment properties reflecting market conditions, depreciation and other factors are incorporated in the annual accounts on the basis set out in Note 1g.

Freehold land is not amortised. Leasehold land is depreciated over the remaining portion of the relevant lease.

Amortisation of vehicular tunnel (including land and buildings) is provided for over the franchise period on the basis of a sinking fund calculation whereby annual amounts compounded at the rate of 7% per annum will equal the net cost of the tunnel.

Other fixed assets are depreciated at rates sufficient to write off their cost or valuation, less impairment losses, if any, over their estimated useful lives on a straight line basis at the following annual rates:

- Buildings: 2%-4% or the remaining lease period of the land
- Other fixed assets, comprising telecommunications equipment, traffic equipment, cargo lighters, computer installations, motor vehicles, plant and machinery, furniture, fixtures and equipment: 10%-25%

1 主要會計政策 *續*

e 聯營公司

聯營公司乃指除附屬公司外，由本集團長期持有不多於百分之五十股權，而又能對其管理運用顯著影響力之公司。

綜合損益賬包括本集團在該年度所佔聯營公司之業績，並就商譽之攤銷及減值虧損作出調整（如有者）。綜合資產負債表內包括本集團所佔聯營公司之資產淨值，及已包括於收購日所佔其資產淨值之公平價值。

在本公司資產負債表內聯營公司之投資以成本減去減值虧損入賬。聯營公司之業績則以已收及應收股息計算在本公司之內。

f 折舊

除投資物業、待發展之物業及在建工程外，所有固定資產均以成本減去累積折舊及累積減值虧損入賬。

反映物業市道、折舊及其他因素之投資物業價值之變化皆按附註 1g 所述基準編入年度賬目。

永久業權之土地不作攤銷。租約土地按有關租約之餘期折舊。

行車隧道（包括土地及樓宇）於經營期內的攤銷是以償還基金方式計算，因此以年利率 7% 複利計算，其總額將等於隧道的成本淨額。

其他固定資產用直線法在估計使用年期內足以撇銷其成本或估值（扣除減值虧損）之折舊率折舊，年率如下：

- 樓宇： 2%-4% 或該土地之租約餘期
- 其他固定資產，包括電訊設備、交通設備、貨運駁船、電腦裝備、汽車、機器、傢俬、裝置及設備： 10%-25%

g Investment Properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential.

Investment properties held on leases with unexpired periods greater than twenty years are valued at intervals of not more than three years by independent valuers; in each of the intervening years, valuations are undertaken by professionally qualified personnel. The valuations are on an open market value basis related to individual properties and separate values are not attributed to land and buildings. The valuations are incorporated in the annual accounts. Increases in valuation are credited to the investment property revaluation reserve; decreases are first set off against increases on earlier valuations on a portfolio basis and thereafter are charged to operating profit.

Investment properties held on leases with unexpired periods of twenty years or less are depreciated over the remaining portion of the leases.

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the investment property revaluation reserve to the profit and loss account.

g 投資物業

投資物業乃指建築及發展工程皆已完成而因有投資潛質而持有之土地及樓宇權益。

凡未屆滿租約之投資物業而租期超過二十年者，每隔不超過三年須由獨立估值師估值；在期間之每一年度皆由具有專業資格之人員進行估值。估值乃按各項物業之公開市值基準進行，土地與樓宇並無分開評估其價值。各項估值列入年度賬目內。估值之增值列入投資物業重估儲備，減值則先按整體為準以較早估值之增值抵銷，然後在經營溢利中扣除。

凡未屆滿租約之投資物業而租期為二十年或短於二十年者，則按租約餘期加以折舊。

待出售投資物業後，過往估值之重估儲備已變現之有關部份，會由投資物業重估儲備撥回損益賬。

h Properties held for Development

Properties held for development consist of investments in land for future development and buildings under construction and properties under development pending any positive intention either to retain them for investment purposes or to sell them for proceeds. The investments are stated at cost less any accumulated impairment losses.

h 待發展物業

待發展物業包括留待日後發展之土地、建築中之樓宇及於發展中惟未決定是否保留作投資用途或出售以賺取收入之物業。此等投資以成本減去任何累積減值虧損入賬。

i Capitalisation of Development Costs

Property development expenditure, inclusive of interest and professional fees, is capitalised as cost of development.

Borrowing costs incurred on assets under development that take a substantial period of time to get ready for their intended use or sale are capitalised into the carrying value of the assets under development.

The capitalisation rate applied to funds borrowed for the development of the assets is based on the attributable cost of funds to the Group.

All other borrowing costs are charged to the profit and loss account in the period in which they are incurred.

i 撥作發展成本之支出

物業發展支出包括利息及專業費用，皆撥作發展成本。

需要長時間籌備方能擬作使用或出售之發展中資產所產生之借貸成本，皆撥作發展中資產之賬面值。

發展中資產所借貸資金之資本化比率乃根據本集團之借貸成本所釐定。

其他借貸成本皆於該期內之損益賬支銷。

1 Significant Accounting Policies *continued*

j Revenue Recognition

(i) Motor vehicles

Revenue arising from the sale of motor vehicles is recognised when the registration document is issued or on delivery of motor vehicles, whichever is earlier, which are taken to be the point in time when the customer has accepted the goods and the related risks and rewards of ownership. Revenue excludes any government taxes and is after deduction of any trade discounts.

(ii) Sales of properties under development and properties held for sale

Income from sales of properties under development is recognised when the properties developed for sale are sold in advance of completion and the outcome of projects can be ascertained with reasonable certainty by reference to the construction progress. Profit is recognised over the course of the development and is computed in each year as a proportion of the total estimated profit of the development. The proportion used is calculated by reference to the proportion of construction costs incurred to date to the estimated total construction costs to completion of the development and the extent of the sales proceeds received, after taking into account due allowance for contingencies.

Income from properties held for sale is recognised at the date when sale agreement is signed.

(iii) Income from co-operative joint venture

Where the Group has been guaranteed a minimum rate of return on its investment in co-operative joint ventures, income is accrued at the minimum rate of return, and any return in excess of the minimum is recognised in the year in which it is received, or becomes receivable.

Other income or dividend from co-operative joint venture is recognised when the right to receive is established.

Income from disposal of co-operative joint venture is recognised at the date when sale agreement is signed.

1 主要會計政策 *續*

j 收益認算

(i) 汽車

來自汽車銷售之收益乃於簽發登記文件或將車輛付運時（以較早為準）及當顧客接收該貨品及有關之風險和擁有權時入賬。收益扣除任何政府稅項及減去任何貿易折扣。

(ii) 出售發展中物業及待售物業

來自出售發展中物業之收益乃於發展供出售之物業在竣工前售出及工程項目之結果可按照建築工程進度合理地確認時入賬。溢利在該項發展期間內每年以該項發展之估計溢利總額按比例入賬。所用之比例經計入或然事項之適當準備後，參照於結算日已支出之建築成本與該項發展竣工之估計總建築成本之比例及已收銷售所得款項計算。

來自待售物業之收益於簽訂買賣合約日期時入賬。

(iii) 來自合作合營公司之收益

就本集團已獲最低回報率保證之合作合營公司權益而言，收益應以最低回報率計算。任何超逾最低回報率之收益，均於該年度作已收款項或應收款項入賬。

其他來自合作合營公司所得之收入或股息，均於收取之權利確定時入賬。

出售合作合營公司之收益於簽訂買賣合約日期時入賬。

(iv) Other goods

Revenue arising from the sale of other goods is recognised on the delivery of goods to customers. Revenue is determined after deduction of any trade discounts.

(v) Rendering of services

Commission income and revenue arising from the rendering of repairing services are recognised when the goods concerned are sold to customers and when the relevant work is completed respectively.

(vi) Revenue from the provision of telecommunications services is recognised upon delivery of the services.

(vii) Dividend income

Dividend income is recognised when the right to receive the dividend is established.

Dividends proposed or declared after their balance sheet date by companies in which the Group has an investment are not recognised as revenue at the balance sheet date but on the date when the right to receive is established.

k Properties held for Sale

Properties held for sale are classified under current assets and are stated at the lower of cost and net realisable value.

l Investments

Co-operative joint ventures in the People's Republic of China are stated at cost (net of capital repayment) less impairment losses or where appropriate, amortised over a period no longer than its estimated useful life to the Group.

Interest in other listed and unlisted investments held for the long term are stated at cost less impairment losses. The carrying amounts of individual listed investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities is reduced to its fair value. The amount of the reduction is recognised as an expense in the profit and loss account.

(iv) 其他貨品

來自貨品銷售之收益乃於交貨予顧客時入賬。收益經已扣除任何貿易折扣。

(v) 提供服務

佣金收入及提供維修服務之收入乃分別於有關貨物售予顧客及有關工作完成時入賬。

(vi) 來自電訊服務之收益乃於提供服務予顧客時入賬。

(vii) 股息收入

股息收入乃於收取股息之權利確定時入賬。

本集團參與投資之公司於其結算日後建議或宣派之股息均不確認為於結算日之收入，改為於確立收取股息權利之日期予以確認。

k 待售物業

待售物業歸入流動資產一類，並以成本值及可變現淨值之較低者入賬。

l 投資

於中華人民共和國之合作合營公司以成本（扣除資本歸還額）減去減值虧損入賬或（如有者）按不超過本集團估計可使用之年期而予以攤銷。

其他長期持有之上市及非上市投資之權益，乃以成本減去減值虧損入賬。於結算日個別上市投資之賬面值會作出檢討以評估其公平價值是否低於賬面值。倘跌值非屬暫時性質，該等證券之賬面值將須減低至其公平價值。減少之金額會列入損益賬內之支出項目下。

1 Significant Accounting Policies *continued*

Interest in other listed investments not held for the long term are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of such investments are recognised in the profit and loss account. Profits or losses on disposal of such investments, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

m Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals payable and receivable under operating leases are accounted for on a straight line basis over the respective periods of the leases.

n Impairment of Assets

The Group reviews the carrying amounts of assets including goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognised in the profit and loss account is measured by the amount by which the carrying amount of the assets exceeds the recoverable amount.

o Inventories

Inventories comprising mainly motor vehicles, spare parts, electrical appliances, food, trading items and steels are valued at the lower of cost and net realisable value. Cost represents the actual cost of purchase and is calculated on the first-in first-out, specific identification or weighted average basis as appropriate. Net realisable value is determined by reference to the sale proceeds of items sold in the ordinary course of business after the balance sheet date, and in other cases, to management's estimates based on prevailing market conditions and net replacement costs.

1 主要會計政策 續

其他非長期持有之上市投資之權益乃按其公平價值入賬。於結算日，因該等投資之公平價值有所變動而產生之未變現損益淨額已在損益賬中確認。出售該等投資之損益為銷售所得款項淨額與賬面值之差額，會於出現時在損益賬中確認。

m 營業租約

資產擁有權之全部利益及風險實際上仍保留於出租公司之租約，列為營業租約處理。營業租約之應付及應收租金按各租期以直線法計算。

n 資產減值

本集團在發生若干事件或情況有所轉變而致某項資產之賬面值可能無法收回時檢討資產（包括商譽）之賬面值以確定是否存在減值。倘有關資產被視作出現減值，將於損益賬內確認之減值乃根據該等資產之賬面值超出可收回金額而釐定。

o 存貨

存貨主要包括汽車、零件、電器用品、食品、貿易項目及鋼鐵，乃以成本值及可變現淨值之較低者入賬。成本指購置之實質成本，並適當地以先進先出法、個別鑑定法或加權平均法計算。可變現淨值乃參照結算日後日常業務往來出售貨品所得銷售收入計算，而在其他情況下，則參照管理層根據現行市場情況及重置成本淨值所作估計計算。

p Foreign Currencies

The balance sheets of subsidiary companies and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss accounts are translated at an average rate. Exchange differences arising are dealt with as a movement in reserves.

Transactions arising in foreign currencies during the year are translated into Hong Kong dollars at rates ruling at the transaction dates. Monetary assets and liabilities in foreign currencies are translated into Hong Kong dollars at market rates ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account with the following exception:

Cathay Pacific prepares its accounts on the basis that borrowings and leasing obligations relating to aircraft and related equipment are so arranged that repayments are covered by the anticipated future operating cash flows in the related currencies in order to reduce exposure to exchange rate fluctuations. Any unrealised exchange differences on these borrowings, leasing obligations and currency derivatives, and on related security deposits in Cathay Pacific's balance sheet, are recognised directly in equity via the Statement of Changes in Equity. These exchange differences are included in the profit and loss account as an adjustment to revenue in the same period or periods during which the hedged transaction affects the net profit and loss. As mentioned in Note 1a this complies with IAS but does not comply with SSAP No. 11 which would have required the exchange differences to pass through the profit and loss account. The directors of Cathay Pacific consider the adopted treatment gives the accounts a true and fair view and the auditors of Cathay Pacific agree.

p 外幣

附屬公司及聯營公司以外幣結算之資產負債表概按結算日之滙率換算，而損益賬則按平均滙率換算。所引致之滙兑盈虧已包括於儲備之變動內。

年內以外幣為單位之各項交易均按照交易日之滙率換算為港幣，以外幣為單位之貨幣資產及負債則按結算日之市場滙率換算為港幣。因此而引致之滙兑盈虧已包括於損益賬內；但下述者除外：

國泰航空於編製賬目時，為減少未來營業現金流量受滙率波動影響之風險，將對其飛機及相關設備之外幣借款及租賃責任作出安排，致使預期之營業現金流量足以還款。此等借款、租賃責任、貨幣衍生工具及在國泰航空之資產負債表內相關抵押存款之任何未實現滙兑差額，會透過權益變動表直接計入儲備。該等滙兑差額將作為收益調整，在同期或對沖交易影響淨損益時包括在損益賬內。按照附註 1a 段所述，以上入賬法乃符合國際會計準則之規定，惟並不符合香港會計準則第十一號之規定。根據該規定，此等滙兑差額應計入損益賬中。國泰航空董事認為，所採取之入賬法能真實公平反映賬目，而該入賬法亦獲國泰航空之核數師同意。

q Deferred Taxation

Deferred taxation is accounted for at the current tax rate in respect of material timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability and/or asset is expected to be payable or receivable in the foreseeable future.

q 遞延税項

遞延税項乃以在可預見將來預料應付或應收之負債及／或資產為計入準則，為按課税目的而計算之溢利與賬目中所載溢利之間之重大時差而以現行税率計算。

2 Turnover

The principal activity of the Company is holding its subsidiary companies and the principal activities of its principal subsidiary companies are set out in Note 30 to the accounts.

Turnover of the Group comprises the total invoiced value of goods supplied net of government taxes where applicable, and services rendered to customers, fees from provision of telecommunication services, gross proceeds from sale of investments and properties, amounts received and receivable in respect of dividends, income from co-operative joint ventures, toll income, gross property rental and godown and cold storage income, analysed as follows:

2 營業額

本公司之主要業務為持有其附屬公司，而其附屬公司之主要業務載於本賬目附註 30。

本集團之營業額包括向顧客供應貨品（如適用，經扣除政府稅項）及提供服務之總發票值、電訊服務收費、出售投資及物業所得總額、就股息已收及應收之款項、來自合作合營公司之收入、隧道收費、總物業租金，以及貨倉及冷藏倉庫收入如下：

	Group 集團		
in HK$ million	2002	2001	*以港幣百萬元計算*
Sales of goods	**13,953**	11,738	貨品銷售
Sale of investment in optical fibre network under construction	**1,635**	–	出售固定光纖網絡在建工程之投資
Services rendered to customers	**1,771**	1,253	提供予顧客之服務
Dividend income and income from co-operative joint ventures	**1,290**	1,509	股息收入及合作合營公司收益
Toll income	**511**	520	隧道收費
Others	**3,156**	2,231	其他
	22,316	17,251	

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

An analysis of the Group's turnover by business is as follows:

分類資料乃按本集團之業務及地理區域劃分。選擇以業務分類作為主要之呈報方式，因此舉較切合本集團之內部財務報告程序。

以下為按業務劃分之集團營業額分析：

	Group 集團		*Segment allocations 分類業務分配*		*Segment turnover 分類業務營業額*		
in HK$ million	**2002**	2001	**2002**	2001	**2002**	2001	*以港幣百萬元計算*
Power and Civil Infrastructure	**1,737**	2,657	**–**	–	**1,737**	2,657	發電及基礎設施
Communications	**2,887**	806	**–**	–	**2,887**	806	信息業
Marketing & Distribution	**11,212**	9,604	**–**	–	**11,212**	9,604	銷售及分銷
Property	**460**	227	**88**	125	**548**	352	物業
Industrial Manufacturing	**3,581**	2,859	**–**	–	**3,581**	2,859	工業製造
Others	**2,439**	1,098	**–**	–	**2,439**	1,098	其他
	22,316	17,251	**88**	125	**22,404**	17,376	

An analysis of the Group's turnover by geographical area is as follows:

以下為按地理區域劃分之集團營業額分析：

	Group 集團		
in HK$ million	**2002**	2001	*以港幣百萬元計算*
Hong Kong	**10,094**	8,598	香港
Mainland China	**11,066**	7,373	中國
Japan	**465**	443	日本
Others	**691**	837	其他
	22,316	17,251	

3 Profit from Consolidated Activities

3 綜合業務溢利

An analysis of the Group's profit from consolidated activities by business is as follows:

以下為按業務劃分之集團綜合業務溢利分析：

in HK$ million	*Group 集團* 2002	2001	*Segment allocations 分類業務分配* 2002	2001	*Segment profit 分類業務溢利* 2002	2001	*以港幣百萬元計算*
Power and Civil Infrastructure	1,481	1,698	–	–	1,481	1,698	發電及基礎設施
Communications	300	155	–	–	300	155	信息業
Marketing & Distribution	320	226	(88)	(125)	232	101	銷售及分銷
Property	349	181	88	125	437	306	物業
Industrial Manufacturing	280	221	–	–	280	221	工業製造
Others	213	–	–	–	213	–	其他
Less: General & Administration Expenses	(360)	(349)	–	–	(360)	(349)	減：一般及行政費用
	2,583	2,132	–	–	2,583	2,132	

in HK$ million	*Group 集團* 2002	2001	*以港幣百萬元計算*
The profit from consolidated activities is arrived at after crediting			*綜合業務溢利已計入*
Dividend income from listed investments	98	151	來自上市投資之股息收入
Dividend income from unlisted investments	290	308	來自非上市投資之股息收入
Rental income from			租金收入
Investment properties			投資物業
Gross income	397	210	總收益
Less: Direct outgoings	(84)	(36)	減：直接支出
	313	174	
Other operating leases	120	101	其他營業租約

in HK$ million	Group 集團 2002	2001	以港幣百萬元計算
And after charging			*並已扣除*
Cost of sales (Note)	17,236	12,602	銷售成本（附註）
including cost of inventories of HK$11,998 million (2001: HK$9,626 million)			包括存貨成本港幣一百一十九億九千八百萬元（二零零一年：港幣九十六億二千六百萬元）
Distribution costs (Note)	692	686	分銷成本（附註）
Other operating costs (Note)	1,803	1,665	其他營運成本（附註）
Auditors' remuneration	12	12	核數師酬金
Contributions to staff retirement schemes	55	55	僱員退休金計劃供款
Depreciation and amortisation	533	493	折舊及攤銷
Amortisation of goodwill	17	11	商譽攤銷
(Reversal of)/impairment loss on other fixed assets	(2)	75	其他固定資產之減值（回撥）／虧損
Management fee payable to China International Trust & Investment Corporation Hong Kong (Holdings) Limited ("CITIC HK")	2	2	支付予中國國際信托投資（香港集團）有限公司（「中信香港」）之管理費
Operating lease rentals land and buildings	123	124	營業租約租金 土地及樓宇
Unrealised net loss from listed investments	2	166	上市投資之未變現淨虧損

Note:

Included in cost of sales, distribution costs and other operating costs are staff costs of HK$1,331 million (2001: HK$1,250 million)

附註：

包括在銷售成本、分銷成本及其他營運成本內之員工成本為港幣十三億三千一百萬元（二零零一年：港幣十二億五千萬元）

The Group's total future minimum lease payments receivable under non-cancellable operating leases are as follows:

以下為本集團日後根據不可撤銷之營業租約所應收取之最低租約付款總額：

in HK$ million	2002	2001	以港幣百萬元計算
Within 1 year	305	174	一年內
After 1 year but within 5 years	279	184	一年後但於五年內
After 5 years	17	7	五年後
	601	365	

4 Share of Profits less Losses of Associated Companies 4 所佔聯營公司溢利減虧損

in HK$ million	Group 集團 2002	2001	以港幣百萬元計算
By business			*按業務分析*
Aviation	1,214	223	航空
Power and Civil Infrastructure	138	120	發電及基礎設施
Communications	339	175	信息業
Marketing & Distribution	44	48	銷售及分銷
Property	596	381	物業
Others	4	–	其他
	2,335	947	

5 Net Finance Charges 5 財務支出淨額

in HK$ million	Group 集團 2002	2001	以港幣百萬元計算
Interest expense			*利息支出*
Bank loans and overdrafts wholly repayable within five years	204	588	須於五年內全部償還之銀行貸款及透支
Bank loans not wholly repayable within five years	11	13	不須於五年內全部償還之銀行貸款
Other loans wholly repayable within five years	119	143	須於五年內全部償還之其他貸款
Other loans not wholly repayable within five years	268	156	不須於五年內全部償還之其他貸款
	602	900	
Less: Amount capitalised	(112)	(210)	減：已撥充資本之款項
	490	690	
Interest income	(105)	(241)	*利息收入*
	385	449	
Other finance charges	49	55	*其他財務支出*
	434	504	

6 Taxation

Hong Kong profits tax has been calculated at the rate of 16% (2001: 16%) on the estimated assessable profit for the year. Overseas taxation has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

6 稅項

香港利得稅乃以該年內估計應課稅溢利按16%之稅率（二零零一年：16%）計算。海外稅項乃以年內之估計應課稅溢利按集團經營業務之地區之現行稅率計算。

in HK$ million	*Group 集團* 2002	2001	*以港幣百萬元計算*
Company and subsidiary companies			*本公司及其附屬公司*
Hong Kong profits tax	116	108	香港利得稅
Overseas taxation	32	74	海外稅項
Deferred taxation (Note 23)	9	(16)	遞延稅項（附註23）
	157	166	
Associated companies			*聯營公司*
Hong Kong profits tax	102	44	香港利得稅
Overseas taxation	108	81	海外稅項
Deferred taxation	10	15	遞延稅項
	220	140	
	377	306	

7 Profit Attributable to Shareholders

The Group's profit attributable to shareholders is dealt with in the accounts of the Company to the extent of HK$2,477 million (2001: HK$2,182 million).

7 股東應佔溢利

股東應佔溢利已列入本公司賬目為港幣二十四億七千七百萬元（二零零一年：港幣二十一億八千二百萬元）。

8 Dividends

8 股息

in HK$ million	2002	2001	*以港幣百萬元計算*
2001 Final dividend paid: HK$0.60 (2000: HK$0.65) per share	1,314	1,427	已派發二零零一年末期股息：每股港幣0.60元（二零零零年：港幣0.65元）
2002 Interim dividend paid: HK$0.30 (2001: HK$0.20) per share	657	439	已派發二零零二年中期股息：每股港幣0.30元（二零零一年：港幣0.20元）
2002 Final dividend proposed: HK$0.70 (2001: HK$0.60) per share	1,532	1,314	建議二零零二年末期股息：每股港幣0.70元（二零零一年：港幣0.60元）
2002 Special dividend proposed: HK$1.00 (2001: HK$nil) per share	2,188	–	建議二零零二年特別股息：每股港幣1.00元（二零零一年：無）
	4,377	1,753	
Dividend per share (HK$)	2.00	0.80	每股股息（港幣元）

9 Earnings per Share

The calculation of earnings per share is based on profit attributable to shareholders of HK$3,902 million (2001: HK$2,110 million) and on the weighted average number of 2,189,736,763 shares for the year (2001: 2,194,242,004 shares).

No diluted earnings per share is presented for the year ended 31 December 2002 as the exercise of all the share options outstanding during the year have no dilutive effect on the earnings per share.

9 每股盈利

每股盈利乃按股東應佔溢利港幣三十九億二百萬元（二零零一年：港幣二十一億一千萬元）及年內之股份加權平均數2,189,736,763股（二零零一年：2,194,242,004股）計算。

由於年內尚餘的購股權在行使時，並沒有對每股盈利構成攤薄影響，故於截至二零零二年十二月三十一日止年度並沒有展示攤薄後的每股盈利。

10 Directors' Emoluments

10 董事酬金

in HK$ million	Group 集團 2002	2001	以港幣百萬元計算
Fees	1.9	2.0	袍金
Salaries	13.6	15.4	薪金
Bonuses	94.2	66.6	花紅
	109.7	84.0	

The Directors' emoluments are analysed as follows:

董事酬金分析如下：

Emoluments Bands		Number of directors 董事人數 2002	2001	*酬金範圍*
HK$0	– HK$1,000,000	7	7	港幣0元 至 港幣1,000,000元
HK$1,000,001	– HK$1,500,000	–	2	港幣1,000,001元 至 港幣1,500,000元
HK$1,500,001	– HK$2,000,000	5	3	港幣1,500,001元 至 港幣2,000,000元
HK$2,500,001	– HK$3,000,000	1	–	港幣2,500,001元 至 港幣3,000,000元
HK$3,000,001	– HK$3,500,000	–	1	港幣3,000,001元 至 港幣3,500,000元
HK$4,000,001	– HK$4,500,000	1	–	港幣4,000,001元 至 港幣4,500,000元
HK$4,500,001	– HK$5,000,000	–	1	港幣4,500,001元 至 港幣5,000,000元
HK$9,000,001	– HK$9,500,000	–	1	港幣9,000,001元 至 港幣9,500,000元
HK$11,000,001	– HK$11,500,000	1	–	港幣11,000,001元 至 港幣11,500,000元
HK$11,500,001	– HK$12,000,000	–	1	港幣11,500,001元 至 港幣12,000,000元
HK$13,000,001	– HK$13,500,000	–	1	港幣13,000,001元 至 港幣13,500,000元
HK$15,000,001	– HK$15,500,000	1	1	港幣15,000,001元 至 港幣15,500,000元
HK$17,000,001	– HK$17,500,000	1	–	港幣17,000,001元 至 港幣17,500,000元
HK$18,000,001	– HK$18,500,000	–	1	港幣18,000,001元 至 港幣18,500,000元
HK$23,000,001	– HK$23,500,000	1	–	港幣23,000,001元 至 港幣23,500,000元
HK$27,000,001	– HK$27,500,000	1	–	港幣27,000,001元 至 港幣27,500,000元

Emoluments paid to independent non-executive directors during the year amounted to HK$0.7 million (2001: HK$0.8 million).

The five highest paid individuals of the Group during the year were also directors and their emoluments are reflected in the analysis presented above.

On 28 May 2002, 8,100,000 share options were granted to certain directors of the Company under the CITIC Pacific Share Incentive Plan 2000.

本年內，獨立非執行董事之酬金為港幣七十萬元（二零零一年：港幣八十萬元）。

本集團於本年度獲最高薪酬之五位人仕皆為董事，而他們的酬金亦已載於以上分析。

於二零零二年五月二十八日，根據中信泰富股份獎勵計劃二零零零，若干本公司董事獲授予合共8,100,000份購股權。

11 Retirement Benefits

CITIC Pacific Limited operates two principal schemes to provide retirement benefits for employees of the Group.

The CITIC Group Retirement Plan ("ORSO Plan") is a defined contribution scheme registered under the Occupational Retirement Schemes Ordinance and has obtained an exemption certificate having satisfied the requirements of the Mandatory Provident Fund Schemes Ordinance. The Group has appointed an independent trustee who in turn appointed the investment managers and plan administrator to manage the ORSO Plan in accordance with the Trust Deed and Rules. Employees are offered a choice of investments and the Trustee issues statements to members of the ORSO Plan twice a year.

A CITIC Group Mandatory Provident Fund Scheme ("MPF Scheme") offers a choice to employees who opt not to join the ORSO Plan. The MPF Scheme is managed through a master trust offered by an independent service provider.

Contributions to the ORSO Plan are in accordance with the Trust Deed and Rules whilst contributions to the MPF Scheme are at rates specified in the terms of the master trust scheme. Assets of the ORSO Plan and the MPF Scheme are held separately in funds managed and administered by the respective trustees. Forfeited contributions under the ORSO Plan are credited to the accounts of the remaining members of the Plan in proportion to their account balances.

11 退休福利

中信泰富有限公司設有兩項主要計劃，旨在為本集團之員工提供退休福利。

中信集團退休計劃（「退休計劃」）為一項根據職業退休計劃條例註冊之界定供款計劃，並在符合強制性公積金條例的要求下獲發豁免證明書。本集團已委任一獨立信託公司作為退休計劃之信託人；信託人根據信託契約及條例細則管理退休計劃，並已委任有關之投資經理及行政管理人。員工有數個不同的投資組合可供選擇，他們亦會每年兩次定期收到由信託人發出之退休計劃結單。

中信集團強制性公積金計劃（「強積金計劃」）為不參與退休計劃之員工提供另一選擇。強積金計劃乃透過由獨立服務供應商提供之集成信託加以管理。

退休計劃之供款乃根據信託契約及條例細則釐定，而強積金計劃之供款則按集成信託計劃內條款所指定之比率釐定。退休計劃及強積金計劃之資產由各自之信託人獨立管理。退休計劃所沒收之供款均按其餘下成員之各自結餘按比例分配。

12 Fixed Assets

a Group

12 固定資產

a 集團

in HK$ million	Investment properties 投資物業	Self-used properties 自用物業	Properties held for development 待發展之物業	Vehicular tunnel 行車隧道	Others (Note ii) 其他 (附註ii)	Total 總額	以港幣百萬元計算
Cost or valuation							*成本或估值*
At 1 January 2002	5,357	3,293	487	1,983	6,275	17,395	二零零二年一月一日
Exchange adjustments	23	5	–	–	1	29	兌換調整
Additions	1	15	140	–	690	846	添置
Disposals							出售
through disposal of subsidiary companies	–	–	–	–	(2,476)	(2,476)	透過出售附屬公司
others	(19)	(7)	(11)	–	(237)	(274)	其他方式
Revaluation deficit	(52)	–	–	–	–	(52)	重估產生之虧絀
Reclassification	(67)	69	–	–	(2)	–	重新分類
Acquisition of subsidiary companies	3,250	–	–	–	69	3,319	收購附屬公司
At 31 December 2002	8,493	3,375	616	1,983	4,320	18,787	二零零二年十二月三十一日
Accumulated depreciation							*累積折舊*
At 1 January 2002	–	540	–	494	1,659	2,693	二零零二年一月一日
Exchange adjustments	–	1	–	–	1	2	兌換調整
Charge for the year	–	67	–	62	333	462	本年度折舊
Reversal of impairment loss	–	–	–	–	(2)	(2)	減值虧損回撥
Written back on disposals	–	(2)	–	–	(194)	(196)	因出售撥回
Acquisition of subsidiary companies	–	–	–	–	24	24	收購附屬公司
At 31 December 2002	–	606	–	556	1,821	2,983	二零零二年十二月三十一日
Net book value							*賬面淨值*
At 31 December 2002	8,493	2,769	616	1,427	2,499	15,804	二零零二年十二月三十一日
At 31 December 2001	5,357	2,753	487	1,489	4,616	14,702	二零零一年十二月三十一日

The analysis of cost or valuation of the above assets is as follows:

上述資產之成本或估值分析如下：

At cost	–	3,375	616	1,983	4,320	10,294	成本
At professional valuation – 2002	8,493	–	–	–	–	8,493	專業估值－二零零二年
	8,493	3,375	616	1,983	4,320	18,787	

12 Fixed Assets *continued*

Note:

(i) Interest capitalised in fixed assets other than investment properties amounts to HK$41 million (2001: HK$106 million).

(ii) Other fixed assets comprise traffic equipment, cargo lighters, computer installations, telecommunications equipment, motor vehicles, plant and machinery, furniture, fixtures and equipment.

(iii) During the year, the Group acquired interests in two Shanghai properties together with the related shareholders loans from a substantial shareholder, CITIC HK. In addition, the Group disposed its 80% interests in the Optical Fibre Network to CITIC HK. Details of the both transactions are disclosed in the circulars to shareholders on 2 January 2002 and 22 January 2002 respectively.

12 固定資產 續

附註：

(i) 除投資物業外，在固定資產內已撥充資本之利息總額為港幣四千一百萬元（二零零一年：港幣一億六百萬元）。

(ii) 其他固定資產包括交通設備、貨運駁船、電腦裝備、電訊設備、汽車、機器、傢俬、裝置及設備。

(iii) 於年內，本集團向主要股東中信香港購入兩項上海物業之權益及有關之股東貸款。此外，本集團將其於固定光纖網絡之80%權益出售予中信香港。該兩項交易之詳情分別載於二零零二年一月二日及二零零二年一月二十二日寄予股東之通函內。

	Group 集團		
in HK$ million	2002	2001	以港幣百萬元計算
Analysis of additions by business			按業務劃分之添置分析
Power and Civil Infrastructure	5	3	發電及基礎設施
Communications	238	1,436	信息業
Marketing & Distribution	168	223	銷售及分銷
Property	3,467	223	物業
Industrial Manufacturing	280	206	工業製造
Others	3	2	其他
Corporate	4	16	企業營運
	4,165	2,109	
Analysis of additions by geographical area			按地理區域劃分之添置分析
Hong Kong	272	374	香港
Mainland China	3,852	1,709	中國
Japan & Others	41	26	日本及其他
	4,165	2,109	
Analysis of depreciation by business			按業務劃分之折舊分析
Power and Civil Infrastructure	65	61	發電及基礎設施
Communications	53	29	信息業
Marketing & Distribution	108	111	銷售及分銷
Property	43	35	物業
Industrial Manufacturing	181	175	工業製造
Others	–	2	其他
Corporate	12	10	企業營運
	462	423	
Analysis of (reversal of)/impairment loss by business			按業務劃分之減值（回撥）／虧損分析
Marketing & Distribution	(2)	75	銷售及分銷

b Company

b 公司

in HK$ million	Motor vehicles, equipment, furniture and fixtures 汽車、設備、傢俬及裝置	以港幣百萬元計算
Cost		*成本*
At 1 January 2002	96	二零零二年一月一日
Additions	3	添置
Disposals	(4)	出售
At 31 December 2002	95	二零零二年十二月三十一日
Accumulated depreciation		*累積折舊*
At 1 January 2002	38	二零零二年一月一日
Charge for the year	10	本年度折舊
Written back on disposals	(3)	因出售撥回
At 31 December 2002	45	二零零二年十二月三十一日
Net book value		*賬面淨值*
At 31 December 2002	50	二零零二年十二月三十一日
At 31 December 2001	58	二零零一年十二月三十一日

12 Fixed Assets *continued* 12 固定資產 續

c The tenure of the properties of the Group is as follows:

c 本集團物業之年期如下：

in HK$ million	*Investment properties* 投資物業	*Self-used properties* 自用物業	*Properties held for development* 待發展之物業	*Total* 總額	以港幣百萬元計算
Leasehold properties held in Hong Kong					香港租約物業
Long term lease	590	19	–	609	長期租約
Medium term lease	4,021	2,185	267	6,473	中期租約
Short term lease	–	76	–	76	短期租約
Properties held overseas					海外物業
Freehold	232	228	–	460	永久業權
Long term lease	750	–	349	1,099	長期租約
Medium term lease	2,900	867	–	3,767	中期租約
	8,493	3,375	616	12,484	

d Property valuation

The Group's investment properties have been independently revalued on an open market value basis as at 31 December 2002. The details of the independent qualified valuers are as follows:

d 物業估值

本集團之投資物業已由獨立估值師於二零零二年十二月三十一日按公開市值標準重新估值。獨立認可估值師之詳情如下：

Properties located in	*Valuers* 估值師	物業位於
Hong Kong	Knight Frank 簡福飴測量行	香港
Japan	Tekko Building Co., Limited	日本

e Fixed assets and properties held for sale under current assets of the Group let under operating leases to generate rental income are as follows:

e 本集團持作營業租約用途以產生租金收入之固定資產及於流動資產項目下之待售物業如下：

in HK$ million	*Investment properties* *投資物業*	*Self-used properties* *自用物業*	*Other fixed assets* *其他固定資產*	*Fixed assets total* *固定資產總額*	*Properties held for sale* *待售物業*	*以港幣百萬元計算*
Cost or valuation	8,493	25	197	8,715	316	成本或估值
Accumulated depreciation	–	(3)	(86)	(89)	–	累積折舊
Net book value at 31 December 2002	8,493	22	111	8,626	316	賬面淨值 二零零二年十二月三十一日
Depreciation charges for the year	–	–	26	26	–	本年度折舊

f Pledge of fixed assets

As at 31 December 2002, certain of the Group's self-used properties, other fixed assets and investment properties with the carrying value of HK$100 million (2001: HK$78 million), HK$79 million (2001: HK$32 million) and HK$64 million (2001: HK$nil) respectively were pledged to secure loans and banking facilities granted to certain subsidiary companies of the Group.

f 固定資產抵押

於二零零二年十二月三十一日，本集團名下賬面值分別為港幣一億元（二零零一年：港幣七千八百萬元）、港幣七千九百萬元（二零零一年：港幣三千二百萬元）及港幣六千四百萬元（二零零一年：無）之自用物業、其他固定資產及投資物業已用作本集團若干附屬公司獲提供貸款及銀行信貸之抵押。

13 Subsidiary Companies

13 附屬公司

in HK$ million	*Company 公司* 2002	2001	*以港幣百萬元計算*
Unlisted shares, at cost less impairment losses	169	169	非上市股份，按成本減去減值虧損
Amounts due by subsidiary companies	45,942	47,776	附屬公司欠負金額
Amounts due to subsidiary companies	(7,485)	(6,950)	欠附屬公司金額
	38,626	40,995	

Particulars of the principal subsidiary companies are shown in Note 30.

主要附屬公司資料載於賬目附註 30。

14 Associated Companies 14 聯營公司

in HK$ million	Group 集團 2002	2001	以港幣百萬元計算
Share of net assets	17,643	16,161	所佔資產淨值
Goodwill (Note 16)	2,213	2,196	商譽（附註16）
	19,856	18,357	
Loans due from associated companies (Note b)	7,376	8,137	聯營公司欠負之貸款（附註b）
Loans due to associated companies (Note b)	(1,619)	(1,615)	欠負聯營公司之貸款（附註b）
	25,613	24,879	
Investment at cost			投資成本
Unlisted shares	7,304	6,592	非上市股份
Shares listed in Hong Kong	8,591	8,591	香港上市股份
	15,895	15,183	
Market value of listed shares	9,152	8,594	上市股份之市值

in HK$ million	Company 公司 2002	2001	以港幣百萬元計算
Investment at cost			投資成本
Unlisted shares	479	337	非上市股份
Shares listed in Hong Kong	931	931	香港上市股份
	1,410	1,268	
Loans due from associated companies	2,698	3,128	聯營公司欠負之貸款
Loans due to associated companies	(1,615)	(1,595)	欠負聯營公司之貸款
	2,493	2,801	
Market value of listed shares	763	716	上市股份之市值

Dividend income from associated companies during the year is as follows:

年內從聯營公司獲取之股息收入如下：

in HK$ million	Group 集團 2002	2001	以港幣百萬元計算
Listed associated companies	180	494	上市聯營公司
Unlisted associated companies	416	395	非上市聯營公司
	596	889	

Note:

(a) Included in associated companies are Hong Kong Resort Company Limited ("HKR") and Western Harbour Tunnel Company Limited ("WHTCL") whose year ends are 31 March and 31 July respectively which are not coterminous with the Group. The results of HKR and WHTCL have been equity accounted for based on their management accounts for the period from 1 January 2002 to 31 December 2002.

(b) Loans due from associated companies and loans due to associated companies are interest bearing at market rates except for an amount of approximately HK$77 million (2001: HK$37 million) loans to associated companies, which are non-interest bearing. These loans have no fixed repayment terms.

(c) Particulars of the principal associated companies are shown in Note 31.

附註：

(a) 聯營公司中包括香港興業有限公司（「香港興業」）及香港西區隧道有限公司（「西隧」），該兩間公司之財政年度結算日分別為三月三十一日及七月三十一日，與本集團之結算日不同。香港興業及西隧之業績已按其由二零零二年一月一日至二零零二年十二月三十一日期間之管理層賬目以權益法入賬。

(b) 除包括在聯營公司欠負之貸款內之港幣七千七百萬元（二零零一年：港幣三千七百萬元）為免息貸款外，其餘聯營公司欠負及欠負聯營公司之貸款均按市場利率計算之有息貸款。該等貸款並沒有固定之還款期。

(c) 主要聯營公司資料載於賬目附註31。

15 Investments 15 投資

in HK$ million	Group 集團 2002	2001	以港幣百萬元計算
Co-operative joint ventures			*合作合營公司*
Unlisted investments, at cost	6,763	6,629	非上市投資成本
Amounts due by co-operative joint ventures	1,108	2,043	合作合營公司欠款
	7,871	8,672	
Less: Amortisation	(532)	(461)	減：攤銷
	7,339	8,211	
Listed investments, at cost			*上市投資成本*
Shares listed in Hong Kong	173	186	香港上市股份
Unlisted investments			*非上市投資*
Shares, at cost	105	64	股份成本
Add: Advances made	25	27	加：預付款項
	130	91	
Less: Impairment	(39)	(36)	減：減值虧損
	91	55	
Less: Advances received	(3)	(3)	減：已收款項
	88	52	
	7,600	8,449	
Market value of listed shares	141	133	上市股份之市值

Amortisation represents amortisation of investment in Power and Civil Infrastructure.

攤銷為發電及基礎設施之投資攤銷。

Particulars of the principal co-operative joint ventures are shown in Note 32.

主要合作合營公司資料載於賬目附註 32。

Note:

As at 31 December 2002, the carrying value of the Group's co-operative joint ventures in guaranteed fixed returns projects in Shanghai affected by the directive issued by the State Council of the PRC which requires regional governments in the PRC to settle properly with foreign investors amounted to HK$5,858 million. Returns before 31 December 2002 are unaffected by this directive and accordingly the directive does not have any effect on the results of the Group for the year ended 31 December 2002.

Regarding those guaranteed fixed returns investments, the Group have had several recent friendly meetings with the relevant authorities in Shanghai. The final outcome is still awaited. Without concrete details, it is imprudent to make any assessment in relation to any financial impact upon the Group.

附註：

於二零零二年十二月三十一日，受中國國務院指令中國地方政府必須與外商投資者妥善處理保證固定回報項目之影響，本集團以合作合營公司形式在上海參與之保證固定回報項目之賬面值為港幣五十八億五千八百萬元。由於二零零二年十二月三十一日前之回報並不受是項指令影響，故不影響本集團截至二零零二年十二月三十一日止年度之業績。

有關保證固定回報投資之問題，集團近期已同上海市政府的有關部門進行了多次友好會談，有關項目之最後處理結果仍有待公佈。由於缺乏具體細節，故不宜草率評估本集團可能受到之財務影響。

16 Goodwill

16 商譽

in HK$ million	*Subsidiary companies* *附屬公司*	*Associated companies* *聯營公司*	*以港幣百萬元計算*
Positive Goodwill			**正商譽**
Cost			*成本*
At 1 January 2002	364	3,610	二零零二年一月一日
Addition arising on acquisitions during the year	8	204	因於本年度進行收購而增添
Adjustments resulting from subsequent identification in value of identifiable assets and liabilities	(27)	–	因其後確定可辨認資產及負債之價值而作出調整
At 31 December 2002	345	3,814	二零零二年十二月三十一日
Accumulated amortisation			*累積攤銷*
At 1 January 2002	11	1,414	二零零二年一月一日
Amortisation for the year	17	187	本年度攤銷
At 31 December 2002	28	1,601	二零零二年十二月三十一日
Net book value			*賬面淨值*
At 31 December 2002	317	2,213	二零零二年十二月三十一日
At 31 December 2001	353	2,196	二零零一年十二月三十一日

16 Goodwill *continued* 16 商譽 續

in HK$ million	*Subsidiary companies 附屬公司*	*Associated companies 聯營公司*	*以港幣百萬元計算*
Negative Goodwill			**負商譽**
Cost			*成本*
At 1 January 2002	–	–	二零零二年一月一日
Addition arising on acquisitions during the year	(35)	–	因於本年度進行收購而增添
At 31 December 2002	(35)	–	二零零二年十二月三十一日
Accumulated amortisation			*累積攤銷*
At 1 January 2002	–	–	二零零二年一月一日
Amortisation for the year	–	–	本年度攤銷
At 31 December 2002	–	–	二零零二年十二月三十一日
Net book value			*賬面淨值*
At 31 December 2002	(35)	–	二零零二年十二月三十一日

Analysis of positive goodwill amortisation by business **按業務劃分之正商譽攤銷分析**

	Subsidiary companies	Associated companies	
Aviation	–	170	航空
Power and Civil Infrastructure	1	–	發電及基礎設施
Communications	7	10	信息業
Marketing & Distribution	9	–	銷售及分銷
Others	–	7	其他
	17	187	

17 Inventories

At 31 December 2002, the carrying amount of inventories that are carried at net realisable value amounted to HK$519 million (2001: HK$736 million).

17 存貨

於二零零二年十二月三十一日，按可變現淨值列賬之存貨賬面值為港幣五億一千九百萬元（二零零一年：港幣七億三千六百萬元）。

18 Debtors, Accounts Receivable, Deposits and Prepayments

18 應收賬項、應收賬款、按金及預付款項

	Group 集團		Company 公司		
in HK$ million	2002	2001	2002	2001	以港幣百萬元計算
Trade debtors					應收貿易賬項
Within 1 year	1,857	1,370	–	–	一年內
Over 1 year	118	34	–	–	一年以上
	1,975	1,404	–	–	
Accounts receivable, deposits and prepayments	1,113	1,926	90	118	應收賬款、按金及預付款項
	3,088	3,330	90	118	

Note:

(i) Trade debtors are net of provision and the ageing is classified based on invoice date.

(ii) The Group has a defined credit policy for the respective business units.

附註：

(i) 應收貿易賬項為扣除撥備後之款項及按發票日期分類所欠之到期日子。

(ii) 本集團已為各營業單位訂立信貸政策。

19 Creditors, Accounts Payable, Deposits and Accruals

19 應付賬項、應付賬款、按金及應付款項

	Group 集團		Company 公司		
in HK$ million	2002	2001	2002	2001	以港幣百萬元計算
Trade creditors					應付貿易賬項
Within 1 year	1,458	1,136	–	–	一年內
Over 1 year	86	18	–	–	一年以上
	1,544	1,154	–	–	
Accounts payable, deposits and accruals	1,451	1,269	62	68	應付賬款、按金及應付款項
	2,995	2,423	62	68	

20 Share Capital / 20 股本

	Number of shares of HK$0.40 each *每股面值港幣0.40元之股份數目*	*HK$ million* *港幣百萬元*	
Authorised			*法定*
At 31 December 2001 and 2002	3,000,000,000	1,200	二零零一年及二零零二年十二月三十一日
Issued and fully paid			*已發行並繳足*
At 1 January 2002	2,189,780,160	876	二零零二年一月一日
Repurchase during the year	(1,320,000)	(1)	於年內購回
At 31 December 2002	2,188,460,160	875	二零零二年十二月三十一日

Changes during the year:

During the year, the Company repurchased a total of 1,320,000 of its own shares on The Stock Exchange of Hong Kong Limited, all of which have been cancelled, as follows:

年內之變動：

於本年內，本公司於香港聯合交易所有限公司購回其本身之股份合共1,320,000股，該等股份已全被註銷，詳情如下：

		Total purchase price *價格總額*	*Purchase price per share* *每股購回價*		
Month/Year	*Number of shares repurchased* *購回股份數目*	*HK$ million* *港幣百萬元*	*Highest* *最高* *HK$ 港幣元*	*Lowest* *最低* *HK$ 港幣元*	*年/月*
December 2002	1,320,000	20	14.95	14.85	二零零二年十二月

Share Option Plan:

Under the CITIC Pacific Share Incentive Plan 2000 ("the Plan") adopted on 31 May 2000, the Board may invite any director, executive or employee of the Company or any of its subsidiary companies to subscribe for options over the Company's shares on payment of HK$1 per acceptance. The subscription price determined by the Board will be at least the higher of (i) the closing price of the Company's share as stated in the Stock Exchange's daily quotations sheet on the date of grant; (ii) the average closing price of the Company's share as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant and (iii) the nominal value of the Company's shares. The maximum number of shares over which options may be granted under the Plan shall not exceed 10% of (i) the issued share capital of the Company from time to time or (ii) the issued share capital of the Company as at the date of adopting the Plan, whichever is the lower.

On 28 May 2002 options to subscribe for a total of the 11,550,000 shares in the Company representing 0.53% of the issued share capital, at the exercise price of HK$18.20 per share, were granted under the Plan. The closing price of the Company's share immediately before the date of grant was HK$18.10. All options granted and accepted can be exercised in whole or in part within 5 years from the date of grant. All were accepted, and none were exercised, cancelled or lapsed in the period up to 31 December 2002.

As there is no accounting standard in Hong Kong governing the accounting for employee stock option, their costs have not been incorporated in the accounts.

購股權計劃：

根據於二零零零年五月三十一日採納的中信泰富股份獎勵計劃二零零零（「該計劃」），董事會可邀請本公司或其任何附屬公司的任何董事、行政人員或僱員接納可認購本公司股份的購股權，而每接納該項邀請則須支付港幣1元。認購價由董事會釐定，最少為以下各項的較高者：(i)本公司股份於授出日期在聯交所日報表上所報的收市價；(ii)本公司股份於緊接授出日期前五個營業日在聯交所日報表上所報的平均收市價；及(iii)本公司股份的面值。根據該計劃可能授出的購股權所涉及的最高股份數目，不得超過以下兩者的10%：(i)本公司不時的已發行股本；或(ii)本公司於採納該計劃日期的已發行股本（以較低者為準）。

於二零零二年五月二十八日，根據該計劃授出認購本公司股份的購股權合共為11,550,000股（佔已發行股本0.53%），行使價為每股港幣18.20元。本公司股份於緊接授出日期前的收市價為港幣18.10元。所有已授出並獲接納的購股權可於授出日期起計5年內全數或部分行使。於截至二零零二年十二月三十一日止期間，所有購股權已獲接納，且概無購股權已予行使、註銷或失效。

由於香港並無有關僱員購股權入賬方式之會計準則，故有關之成本並未列入賬目內。

21 Reserves / 21 儲備

a Group / a 集團

in HK$ million	*Share premium* 股份溢價	*Capital redemption reserve* 資本贖回儲備	*Capital reserve* 資本儲備	*Goodwill* 商譽	*Investment property revaluation reserve* 投資物業重估儲備	*Exchange fluctuation reserve* 滙率波動儲備	*General reserve* 普通儲備	*Retained profits* 保留溢利	*Total* 總額	以港幣百萬元計算
At 1 January 2001	24,782	16	3,614	(2,476)	947	508	132	12,903	40,426	二零零一年一月一日
Share of reserves of associated companies	–	–	–	–	181	175	–	(17)	339	所佔聯營公司儲備
Share of reserves of associated company Effect of adoption of SSAP 34 (Note 1a)	–	–	–	–	–	–	–	(148)	(148)	所佔聯營公司儲備 採納會計準則第三十四號之影響（附註1a）
Deficit on revaluation of properties	–	–	–	–	(157)	–	–	–	(157)	物業重估產生之虧絀
Exchange translation differences	–	–	–	–	(9)	6	–	–	(3)	外幣換算差額
Reserves realised	–	–	–	–	(2)	–	–	–	(2)	儲備變現
Repurchase of shares	–	–	–	–	–	–	–	(86)	(86)	購回股份
Transfer to capital redemption reserve	–	2	–	–	–	–	–	(2)	–	轉撥作資本贖回儲備
Transfer from profits	–	–	–	–	–	–	6	(6)	–	撥自溢利
Profit attributable to shareholders	–	–	–	–	–	–	–	2,110	2,110	股東應佔溢利
Dividends (Note 8)	–	–	–	–	–	–	–	(1,866)	(1,866)	股息（附註8）
At 31 December 2001	24,782	18	3,614	(2,476)	960	689	138	12,888	40,613	二零零一年十二月三十一日
Representing										*代表*
At 31 December 2001 after proposed final dividend									39,299	二零零一年十二月三十一日已計入建議末期股息
2001 Final dividend proposed									1,314	建議二零零一年末期股息
									40,613	
Retained by										*由下列公司保留之款項*
Company and subsidiary companies	24,782	18	3,605	(2,476)	209	30	133	10,123	36,424	本公司及附屬公司
Associated companies	–	–	9	–	751	659	5	2,765	4,189	聯營公司
	24,782	18	3,614	(2,476)	960	689	138	12,888	40,613	

in HK$ million	Share premium 股份溢價	Capital redemption reserve 資本贖回儲備	Capital reserve 資本儲備	Goodwill 商譽	Investment property revaluation reserve 投資物業重估儲備	Exchange fluctuation reserve 滙率波動儲備	General reserve 普通儲備	Retained profits 保留溢利	Total 總額	以港幣百萬元計算
At 1 January 2002	24,782	18	3,614	(2,476)	960	689	138	13,036	40,761	二零零二年一月一日
Prior year adjustments										上年度調整
Share of associated company for retirement benefits	–	–	–	–	–	–	–	(148)	(148)	所佔聯營公司之退休福利
As restated	24,782	18	3,614	(2,476)	960	689	138	12,888	40,613	重列
Share of reserves of associated companies	–	–	1	–	14	(526)	–	(1)	(512)	所佔聯營公司儲備
Deficit on revaluation of properties	–	–	–	–	(120)	–	–	–	(120)	物業重估產生之虧絀
Exchange translation differences	–	–	–	–	5	(4)	–	–	1	外幣換算差額
Reserves realised	–	–	–	–	(12)	–	–	–	(12)	儲備變現
Repurchase of shares	–	–	–	–	–	–	–	(19)	(19)	購回股份
Transfer to capital redemption reserve	–	1	–	–	–	–	–	(1)	–	轉撥作資本贖回儲備
Transfer from profits	–	–	–	–	–	–	4	(4)	–	撥自溢利
Profit attributable to shareholders	–	–	–	–	–	–	–	3,902	3,902	股東應佔溢利
Dividends (Note 8)	–	–	–	–	–	–	–	(1,971)	(1,971)	股息（附註8）
At 31 December 2002	24,782	19	3,615	(2,476)	847	159	142	14,794	41,882	二零零二年十二月三十一日
Representing										*代表*
At 31 December 2002 after proposed final and special dividends									38,162	二零零二年十二月三十一日已計入建議末期及特別股息
2002 Final and special dividends proposed									3,720	建議二零零二年末期及特別股息
									41,882	
Retained by										*由下列公司保留之款項*
Company and subsidiary companies	24,782	19	3,605	(2,476)	82	26	137	10,569	36,744	本公司及附屬公司
Associated companies	–	–	10	–	765	133	5	4,225	5,138	聯營公司
	24,782	19	3,615	(2,476)	847	159	142	14,794	41,882	

Note:

The exchange fluctuation reserve included the Group's share of the exchange reserve of Cathay Pacific. As set out in accounting policies No.1p, the Group's profit and loss account for the year ended 31 December 2002 would have decreased by HK$526 million (2001: increased by HK$175 million) had SSAP No.11 been adopted by Cathay Pacific.

附註：

滙率波動儲備包括本集團佔國泰航空之滙兑儲備。如會計政策第1p段所述，倘國泰航空已採納香港會計準則第十一號，本集團截至二零零二年十二月三十一日止年度之損益賬應已減少港幣五億二千六百萬元（二零零一年：增加港幣一億七千五百萬元）。

21 Reserves *continued* 21 儲備 續

b Company b 公司

in HK$ million	Capital redemption reserve 資本贖回儲備	Share premium 股份溢價	Retained profits 保留溢利	Total 總額	以港幣百萬元計算
At 1 January 2001	16	24,782	12,174	36,972	二零零一年一月一日
Repurchase of shares	–	–	(86)	(86)	購回股份
Transfer to capital redemption reserve	2	–	(2)	–	轉撥作資本贖回儲備
Profit for the year available for distribution (Note 7)	–	–	2,182	2,182	年內可供分派溢利（附註7）
Dividends (Note 8)	–	–	(1,866)	(1,866)	股息（附註8）
At 31 December 2001	18	24,782	12,402	37,202	二零零一年十二月三十一日
Representing					代表
At 31 December 2001 after proposed final dividend				35,888	二零零一年十二月三十一日已計入建議末期股息
2001 Final dividend proposed				1,314	建議二零零一年末期股息
				37,202	

in HK$ million	Capital redemption reserve 資本贖回儲備	Share premium 股份溢價	Retained profits 保留溢利	Total 總額	以港幣百萬元計算
At 1 January 2002	18	24,782	12,402	37,202	二零零二年一月一日
Repurchase of shares	–	–	(19)	(19)	購回股份
Transfer to capital redemption reserve	1	–	(1)	–	轉撥作資本贖回儲備
Profit for the year available for distribution (Note 7)	–	–	2,477	2,477	年內可供分派溢利（附註7）
Dividends (Note 8)	–	–	(1,971)	(1,971)	股息（附註8）
At 31 December 2002	19	24,782	12,888	37,689	二零零二年十二月三十一日
Representing					代表
At 31 December 2002 after proposed final and special dividends				33,969	二零零二年十二月三十一日已計入建議末期及特別股息
2002 Final and special dividends proposed				3,720	建議二零零二年末期及特別股息
				37,689	

Distributable reserves of the Company at 31 December 2002, calculated under section 79B of the Hong Kong Companies Ordinance, amounted to HK$12,888 million (2001: HK$12,402 million).

根據香港公司條例第79B條計算之本公司可供分派儲備於二零零二年十二月三十一日為港幣一百二十八億八千八百萬元（二零零一年：港幣一百二十四億二百萬元）。

22 Long Term Borrowings

22 長期借款

a

a

in HK$ million	Group 集團 2002	Group 集團 2001	Company 公司 2002	Company 公司 2001	以港幣百萬元計算
Bank loans					銀行貸款
Unsecured	**4,564**	8,187	**3,466**	7,351	無抵押
Secured	**47**	38	**–**	–	有抵押
	4,611	8,225	**3,466**	7,351	
Other loans					其他貸款
Unsecured	**4,294**	4,923	**780**	1,401	無抵押
	8,905	13,148	**4,246**	8,752	
Amounts repayable within one year included under current liabilities	**(168)**	(739)	**–**	(701)	一年內到期之貸款列入流動負債內
	8,737	12,409	**4,246**	8,051	

Note:

(i) Bank loans and other loans of the Group not wholly repayable within five years amounted to HK$3,510 million (2001: HK$4,142 million).

(ii) The Company has issued a US$100,000,000 Senior Note due 2006 (the "Notes"). The Notes will rank in right of payment pari passu to all other indebtedness of the Company. Interest on the Notes is payable semi-annually in arrears at 7.37% per annum. The Notes will mature on 15 February 2006 unless previously prepaid by the Company.

(iii) On 1 June 2001, CITIC Pacific Finance (2001) Limited, a wholly owned subsidiary of the Company, issued and sold a total of US$450 million principal amount of 7.625% guaranteed notes due 2011 ("Guaranteed Notes") for refinancing the indebtedness of the Company and for general corporate purposes, to investors pursuant to the purchase agreements dated 24 May 2001 and 1 June 2001. All of the Guaranteed Notes remained outstanding at the end of the year.

(iv) Bank loans and other loans, other than the Notes and the Guaranteed Notes, are fully repayable up to 2007 and bear interest at the prevailing market rate.

附註：

(i) 本集團無須於五年內完全償還之銀行貸款及其他貸款為港幣三十五億一千萬元（二零零一年：港幣四十一億四千二百萬元）。

(ii) 本公司發行一億美元於二零零六年屆滿之票據（「票據」）。該票據享有與本公司其他債務同等之收款權利，票據利息將每隔半年期末支付，年息為7.37%。票據將於二零零六年二月十五日到期，本公司提早償還者除外。

(iii) 於二零零一年六月一日，本公司之全資附屬公司Citic Pacific Finance (2001) Limited根據二零零一年五月二十四日及二零零一年六月一日之購買協議發行及出售本金額共值四億五千萬美元之7.625%保證票據（「保證票據」）予投資者，以便為本公司之債務進行再融資及撥作一般營運資金。該等保證票據將於二零一一年到期，全部保證票據於本年底時仍未被註銷或贖回。

(iv) 除票據及保證票據外，銀行貸款及其他貸款須於二零零七年或之前全部償還，息率按市場利率計算。

22 Long Term Borrowings *continued* / 22 長期借款 續

b The maturity of the Group's and the Company's long term liabilities is as follows:

b 本集團及本公司之長期負債到期情況如下：

in HK$ million	Group 集團 2002	Group 集團 2001	Company 公司 2002	Company 公司 2001	*以港幣百萬元計算*
Bank loans are repayable					*銀行貸款之償還期*
in the first year	164	110	–	80	一年內
in the second year	1,707	584	1,350	338	二年內
in the third to fifth years inclusive	2,740	7,316	2,116	6,933	三至五年內（包括首尾兩年）
after the fifth year	–	215	–	–	五年後
	4,611	8,225	3,466	7,351	
Other loans are repayable					*其他貸款之償還期*
in the first year	4	629	–	621	一年內
in the second year	–	4	–	–	二年內
in the third to fifth years inclusive	780	780	780	780	三至五年內（包括首尾兩年）
after the fifth year	3,510	3,510	–	–	五年後
	4,294	4,923	780	1,401	
	8,905	13,148	4,246	8,752	

23 Deferred Taxation / 23 遞延税項

in HK$ million	Group 集團 2002	Group 集團 2001	*以港幣百萬元計算*
At 1 January	215	237	一月一日之結存
Exchange adjustments	2	(10)	兑換調整
Acquisition of a subsidiary company	–	4	收購一間附屬公司
Net provision/(written back) for the year (Note 6)	9	(16)	年內撥備／（撥回）淨額（附註6）
At 31 December	226	215	十二月三十一日之結存
Provided in the accounts in respect of			*賬目中之撥備乃源於*
Accelerated depreciation allowances	226	215	加速折舊免税額

Potential deferred tax liability has not been quantified for the surplus on the revalued investment properties in Hong Kong as this does not constitute a timing difference for deferred taxation purposes.

由於重估香港投資物業之盈餘就遞延税項而言並不構成時差，故可能引致之遞延税項負債不予計算。

24 Assets and Liabilities by Segments

24 分類資產及負債

An analysis of the Group's segment assets and liabilities by business segment is as follows:

以下為按業務類別劃分之集團分類資產及負債分析：

in HK$ million	*Segment assets 分類資產* 2002	2001	*Investments in associated companies 聯營公司投資* 2002	2001	*Segment liabilities 分類負債* 2002	2001	*Total 總額* 2002	2001	*以港幣百萬元計算*
Aviation	–	–	13,305	13,099	–	–	13,305	13,099	航空
Power and Civil Infrastructure	8,764	10,551	1,213	1,074	(28)	(24)	9,949	11,601	發電及基礎設施
Communications	1,467	4,021	1,550	1,264	(715)	(3,223)	2,302	2,062	信息業
Marketing & Distribution	3,950	3,868	225	166	(1,221)	(1,119)	2,954	2,915	銷售及分銷
Property	11,184	7,731	8,666	9,276	(213)	(82)	19,637	16,925	物業
Industrial Manufacturing	3,127	3,078	–	–	(620)	(590)	2,507	2,488	工業製造
Others	331	2,476	654	–	(42)	(30)	943	2,446	其他
Segment assets/(liabilities)	28,823	31,725	25,613	24,879	(2,839)	(5,068)	51,597	51,536	分類資產／（負債）
Corporate	2,722	4,073	–	–	(9,423)	(11,994)	(6,701)	(7,921)	企業營運
Provision for taxation							(95)	(141)	稅項準備
Deferred taxation							(226)	(215)	遞延稅項
							44,575	43,259	

An analysis of the Group's segment assets by geographical area is as follows:

以下為按地理區域劃分之集團分類資產分析：

in HK$ million	2002	2001	*以港幣百萬元計算*
Hong Kong	12,420	14,701	香港
Mainland China	15,759	16,304	中國
Japan	401	517	日本
Others	243	203	其他
	28,823	31,725	

25 Capital Commitments 25 資本承擔

in HK$ million	Group 集團 2002	2001	以港幣百萬元計算
Authorised but not contracted for (Note)	7	584	已批准但未簽約（附註）
Contracted but not provided for (Note)	649	2,160	已簽約但未撥備（附註）

Note:

The capital commitments of authorised but not contracted for and contracted but not provided for in respect of plant, property and equipment amount to HK$7 million (2001: HK$8 million) and HK$447 million (2001: HK$1,524 million) respectively.

附註：

已批准但未簽約及已簽約但未撥備之資本承擔涉及機器、物業及設備，分別為港幣七百萬元（二零零一年：港幣八百萬元）及港幣四億四千七百萬元（二零零一年：港幣十五億二千四百萬元）。

26 Operating Lease Commitments 26 營業租約承擔

The future aggregate minimum lease payments under non-cancellable operating leases at 31 December are as follows:

於十二月三十一日，本集團日後須按不可撤銷之營業租約支付之最低租約付款總額如下：

in HK$ million	Group 集團 2002	Group 集團 2001	Company 公司 2002	Company 公司 2001	以港幣百萬元計算
Properties commitments					*物業承擔*
Within 1 year	94	124	16	6	一年內
After 1 year but within 5 years	128	185	23	–	一年後但五年內
After 5 years	26	92	–	–	五年後
	248	401	39	6	
Other commitments					*其他承擔*
Within 1 year	50	51	–	–	一年內
After 1 year but within 5 years	35	60	–	–	一年後但五年內
After 5 years	15	18	–	–	五年後
	100	129	–	–	
	348	530	39	6	

27 Contingent Liabilities

a The Company together with other beneficial shareholders of Western Harbour Tunnel Company Limited ("WHTCL") have agreed jointly and severally to guarantee the Government of the Hong Kong Special Administrative Region that WHTCL will complete the Western Harbour Crossing ("Crossing") within budget of approximately HK$7.5 billion including repair costs to be incurred after the operation date of the Crossing but before the issuance of the Maintenance Certificate. The Crossing was completed in April 1997 with total cost of approximately HK$6.8 billion, pending the issuance of the Maintenance Certificate.

The beneficial shareholders of WHTCL have agreed that in relation to any claim made or asserted under the aforesaid guarantee, as between themselves, the total of all liabilities in respect of a claim thereunder and of all costs, charges and expenses suffered or incurred by any of them resulting therefrom or attributable thereto shall be shared by them in proportion to their respective ultimate ownership in WHTCL.

b The Company has provided a guarantee to Kreditanstalt fur Wiederaufbau, a German state-owned bank, for an export credit up to a maximum of US$17.1 million granted to a subsidiary company, Jiangyin Xingcheng Special Steel Works Co., Ltd.

c The Company has provided a several guarantee up to a maximum amount of approximately HK$1,477 million to support a loan facility of HK$2,400 million granted by a group of financial institutions to an associated company, Treasure Trove Limited.

d The Company has provided a guarantee on the US$450 million Guaranteed Notes issued by a wholly owned subsidiary of the Company.

e The Company has provided a guarantee to Commerzbank Aktiengesellschaft, Hong Kong Branch for a credit facility of up to RMB100 million granted to a wholly owned subsidiary of the Company.

27 或然負債

a 本公司連同香港西區隧道有限公司（「西隧」）其他實益股東同意共同及個別向香港特別行政區政府提供擔保，保證西隧可於約港幣七十五億元之預算內建成西區海底隧道（「隧道」），包括由隧道開始運作後至發出保養證明書之前所需之維修費用。隧道於一九九七年四月完成，總成本約為港幣六十八億元（尚待發出保養證明書）。

就根據上述擔保而提出之任何索償，西隧之實益股東已同意按各自於西隧所佔之最終擁有權比例攤分有關索償金額及彼等因此而須承擔之一切成本、費用及支出。

b 本公司為其附屬公司江陰興澄特種鋼鐵有限公司向德國國營之德國重建貸款銀行就提供最高為一千七百一十萬美元之出口信貸作出擔保。

c 本公司為其聯營公司Treasure Trove Limited之一項港幣二十四億元銀團貸款提供最高約為港幣十四億七千七百萬元之個別擔保。

d 本公司為其一間全資附屬公司發行之四億五千萬美元保證票據提供擔保。

e 本公司為其一間全資附屬公司之人民幣一億元信貸額向德國商業銀行香港分行提供擔保。

27 Contingent Liabilities *continued*

f The Company has provided a several guarantee of up to 55% to support loan facilities of RMB270 million and US$70 million granted by a bank to Jilin Xinli Power Cogeneration Co., Ltd.

g The Company has provided a several guarantee of up to 79.998% to support a loan facility of US$70 million granted by a bank to a subsidiary company, Shanghai CITIC Square Co. Ltd.

28 Comparative Figures

Comparative figures have been adjusted to conform with the current presentation.

29 Approval of Accounts

The accounts were approved by the Board of Directors on 12 March 2003.

27 或然負債 *續*

f 本公司就由一間銀行授予吉林新力熱電有限公司之人民幣二億七千萬元及七千萬美元貸款提供55%之個別擔保。

g 本公司就由一間銀行授予本公司附屬公司上海中信泰富廣場有限公司之七千萬美元貸款提供79.998%之個別擔保。

28 比較數字

若干比較數字已作出調整，以符合現有之呈報方式。

29 批核賬目

本賬目經已於二零零三年三月十二日經董事會批核。

30 Principal Subsidiary Companies

The following are the principal subsidiary companies of the Group which in the opinion of the directors, principally affect the results and net assets of the Group. To give details of other subsidiary companies would in the opinion of the directors result in particulars of excessive length.

	Place of incorporation/	*Particulars of issued shares***		*Interest in equity shares held by*		
Name	*Principal place of operation Kind of legal entity **	*No. of shares*	*Par value*	*Company %*	*Subsidiary %*	*Principal activities*
Aviation						
Collinson Company Limited	Republic of Liberia/ Bermuda	498	–	100	–	Investment holding
Custain Limited	Hong Kong	2	HK$10	–	100	Investment holding
Easerich Investments Inc.	British Virgin Islands/ Bermuda	1	US$1	–	100	Investment holding
Hilldun Limited	Hong Kong	3	HK$10	–	100	Investment holding
Jade Wonder Limited	British Virgin Islands	1	US$1	–	100	Investment holding
Motive Link Holdings Inc.	British Virgin Islands/ Bermuda	1	US$1	–	100	Investment holding
Sidewinder Holdings Limited	British Virgin Islands/ Bermuda	1	US$1	–	100	Investment holding
Smooth Tone Investments Ltd.	British Virgin Islands/ Bermuda	1	US$1	–	100	Investment holding
Communications						
AAA Internet Limited	Hong Kong	2	HK$1	–	100	Provision of internet services and advertising agency
Amazing Gains Finance Limited	British Virgin Islands/ Bermuda	1	US$1	–	100	Provision of telecommunications services
CITIC Concept 1616 Limited	Hong Kong	2	HK$1	–	100	Provision of telecommunications services
CITIC Data 1616 Limited (Formerly CITIC 1616 Data Limited)	Hong Kong	2	HK$1	–	100	Provision of data transmission services
CITIC Networks 1616 Limited	Hong Kong	2	HK$1	–	100	Provision of telecommunications services

30 Principal Subsidiary Companies *continued*

Name	Place of incorporation/ Principal place of operation Kind of legal entity *	Particulars of issued shares** No. of shares	Par value	Interest in equity shares held by Company %	Subsidiary %	Principal activities
CITIC Pacific Communications Limited	Bermuda	100,000	HK$1	–	100	Investment holding
CITIC Telecom 1616 Limited	Hong Kong	2	HK$1	–	100	Provision of international telecommunications services
CPCNet Hong Kong Limited	Hong Kong	394,866,986	HK$1	–	100	Provision of internet services
CPCNet Macau Limited	Macau	N/A	N/A	–	100	Provision of internet services
Crown Yield (HK) Limited	Hong Kong	2	HK$1	–	100	Provision of telecommunications services
Data Communication Services Limited	Hong Kong	1,000 38,000,000†	HK$1 HK$1	–	100	Provision of telecommunications equipment
Delight Way Holdings Inc.	British Virgin Islands/ Bermuda	1	US$1	–	100	Provision of telecommunications services
Glamorous Way Enterprises Ltd.	British Virgin Islands	1	US$1	–	100	Investment holding
Global Link Information Services Limited	Hong Kong	300,000	HK$10	–	100	Provision of internet services
Glory Genius Development Limited (renamed as CITIC Telecom 1616 Consultancy Services Limited on 26 February 2003)	Hong Kong	2	HK$1	–	100	Provision of telecommunications consultancy services
Grand Formosa Holdings Inc.	British Virgin Islands	1	US$1	–	100	Investment holding
Pedova Corp.	British Virgin Islands	1	US$1	–	100	Investment holding
Perfect Spot Investments Corp.	British Virgin Islands	1	US$1	–	100	Investment holding
Super Worth Investments Inc.	British Virgin Islands	1	US$1	–	100	Investment holding
Vision Network Limited	Hong Kong	2,250,000	HK$1	–	100	Provision of internet services
Wonder Delight Enterprises Inc.	British Virgin Islands	1	US$1	–	100	Investment holding
World Navigation Limited	Hong Kong	1,000 2,000,000†	HK$1 HK$1	–	100	Provision of international telecommunications services

Name	Place of incorporation/ Principal place of operation Kind of legal entity *	Particulars of issued shares** No. of shares	Par value	Interest in equity shares held by Company %	Subsidiary %	Principal activities
Power Generation						
Classabove Holdings Limited	Hong Kong	2	HK$1	–	100	Investment holding
Daybreak Holdings Limited	Hong Kong	2	HK$1	–	100	Investment holding
Kong Yuen Investments Limited	Hong Kong	2	HK$1	–	100	Investment holding
Master Port Investment Ltd.	British Virgin Islands	1	US$1	–	100	Investment holding
Premier Gold Holdings Corp.	British Virgin Islands	1	US$1	–	100	Investment holding
Reynolds Holdings Limited	Hong Kong	2	HK$1	–	100	Investment holding
Rising Star Enterprises Corp.	British Virgin Islands	1	US$1	–	100	Investment holding
Sterling Lake Limited	British Virgin Islands	1	US$1	–	100	Investment holding
Sunspark Power Investment Company Limited	Hong Kong	10,000	HK$1	–	100	Investment holding
Roads, Bridges and Tunnels						
Adwood Company Limited	Hong Kong	10	HK$10	20	50	Investment holding
Avon Pacific Limited	British Virgin Islands	1	US$1	–	100	Investment holding
Bloomingshire Investment Limited	British Virgin Islands	1	US$1	–	100	Investment holding
Cinta Company Limited	British Virgin Islands	1	US$1	–	100	Investment holding
Crystalime Company Limited	Hong Kong	2	HK$10	–	100	Investment holding
Express Link Holdings Ltd.	British Virgin Islands	1	US$1	–	100	Investment holding
Gradius Company Limited	British Virgin Islands	1	US$1	–	100	Investment holding
New Hong Kong Tunnel Company Limited	Hong Kong	75,000,000	HK$10	–	70.8	Tunnel operation
Newly Bright Investment Limited	British Virgin Islands	1	US$1	–	100	Investment holding
Prime Star Enterprises Limited	British Virgin Islands	1	US$1	–	100	Investment holding
Rich Creation Investments Ltd.	British Virgin Islands	1	US$1	–	100	Investment holding
Yan Wing Investments Limited	Hong Kong	2	HK$1	–	100	Investment holding
Environment						
Athens Investments, Inc.	British Virgin Islands	1	US$1	–	100	Investment holding
Estoril Corp.	British Virgin Islands	1	US$1	–	100	Investment holding
Unitex Holdings Corp.	British Virgin Islands	1	US$1	–	100	Investment holding
Marketing & Distribution						
Adachi Trading Company Limited	Japan	250	JPY50,000	–	100	Trader of motor vehicle spare parts
Botanitown Pharmaceuticals Limited	Hong Kong	2	HK$1	–	62	Investment in pharmaceutical business

30 Principal Subsidiary Companies *continued*

Name	*Place of incorporation/ Principal place of operation Kind of legal entity **	*Particulars of issued shares***		*Interest in equity shares held by*		*Principal activities*
		No. of shares	*Par value*	*Company %*	*Subsidiary %*	
Beijing Botanitown Biotechnologies Limited	People's Republic of China Wholly foreign-owned enterprise*	N/A	N/A	–	62	Research and development in pharmaceutical products
Confidence Motors Limited	Hong Kong	1,000	HK$100	–	100	Motor vehicle distributor
Consolidated Parts & Accessories Sales Centre Limited	Hong Kong	1,000	HK$100	–	100	Trader of motor vehicle spare parts
Dah Chong Hong (Canada) Ltd.	Canada	650,000	–	–	100	General import/export and investment holding
Dah Chong Hong (China) Limited	Hong Kong	1,000	HK$100	–	100	Investment holding
Dah Chong Hong – Dragonair Airport GSE Service Limited	Hong Kong	10,000	HK$1	–	70	Provision of airport ground support equipment maintenance services
Dah Chong Hong (Engineering) Limited	Hong Kong	10,000	HK$100	–	100	Engineering services
Dah Chong Hong Holdings Limited	Hong Kong	21,031,837	HK$10	–	100	Investment holding
Dah Chong Hong, Limited	Hong Kong	50,000	HK$1,000	–	100	Investment holding; general importers, retailers and exporters dealing in foodstuffs, electrical appliances and other products
Dah Chong Hong (Japan) Limited	Japan	480,000	JPY1,000	–	100	Importer and exporter of foodstuffs, motor vehicles and garments; property investment and investment holding
Dah Chong Hong Motors (China) Limited	Hong Kong	20,000	HK$100	–	100	Investment holding
Dah Chong Hong (Motor Leasing) Limited	Hong Kong	10,000	HK$10	–	100	Motor leasing
Dah Chong Hong (Motor Service Centre) Limited	Hong Kong	2,000	HK$100	–	100	Motor vehicle repairing and servicing
Dah Chong Hong Motors (Nissan-China) Limited	Hong Kong	2	HK$10	–	100	Motor vehicle distributor

Name	Place of incorporation/ Principal place of operation Kind of legal entity *	Particulars of issued shares** No. of shares	Par value	Interest in equity shares held by Company %	Subsidiary %	Principal activities
Dah Chong Hong Trading (Singapore) Pte. Ltd.	Singapore	3,500,000	S$1	–	100	Investment holding and trading of foodstuffs
DAS Aviation Support Limited	Hong Kong	10,000	HK$1	–	70	Distributor of air cargo equipment and related spare parts
DAS Nordisk Limited	Hong Kong	10,000	HK$1	–	49	Repairs and maintenance services for air cargo containers and sale of related spare parts
DCH Food Industries Limited	Hong Kong	2	HK$10	–	100	Investment holding
DCH Healthcare Products Limited	Hong Kong	100,000	HK$100	–	100	Distribution and retailing of healthcare and pharmaceutical products
DCH Motors (Bentley) Limited	Hong Kong	2	HK$1	–	100	Motor vehicle distributor
DCH Motors Ltd.	Canada	100	CAN$1	–	100	Motor vehicle distributor
Excellent Way International Ltd.	British Virgin Islands	1	US$1	–	100	Investment holding
Gentech Vehicle Engineering Limited	Hong Kong	166,000	HK$1	–	100	Trading of special function vehicles
Guangdong Jing Yun Distribution Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	N/A	N/A	–	90	Distribution
Harmony Motors Limited	Hong Kong	1,000	HK$100	–	100	Motor vehicle distributor
Honest Motors, Limited	Hong Kong	3,000	HK$1,000	–	100	Motor vehicle distributor
Japan Auto Parts Company Limited	Hong Kong	1,000	HK$100	–	100	Trader of motor vehicle spare parts
Premium Motors Limited	Hong Kong	2	HK$1	–	100	Motor vehicle distributor
Regal Motors, Limited	Hong Kong	2,000	HK$100	–	100	Motor vehicle distributor
Reliance Motors, Limited	Hong Kong	3,000	HK$1,000	–	100	Motor vehicle distributor
Sims (China) Limited	Hong Kong	2	HK$10	–	100	Marketing co-ordination services
Sims (Guangdong) Limited	Hong Kong	2	HK$1	–	100	Investment holding
Sims Trading Company Limited	Hong Kong	3,000	HK$100	–	100	Wholesaling
Shanghai DCH Food Industries Ltd.	People's Republic of China Wholly foreign-owned enterprise*	N/A	N/A	–	100	Food processing and trading
Shanghai DCH Shuanghui IBP Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	N/A	N/A	–	38.5	Production and selling of meat and related food products

30 Principal Subsidiary Companies *continued*

Name	*Place of incorporation/ Principal place of operation Kind of legal entity **	*Particulars of issued shares***		*Interest in equity shares held by*		*Principal activities*
		No. of shares	*Par value*	*Company %*	*Subsidiary %*	
Triangle Auto Pte Ltd	Singapore	3,000,000	S$1	–	100	Motor vehicle distributor
Triangle Motors Limited	Hong Kong	30,000	HK$100	–	100	Motor vehicle distributor
Triangle Motors (China) Limited	Hong Kong	2	HK$10	–	100	Investment holding and trading of motor
Twin Tiger International Limited	Hong Kong	2	HK$1	–	100	Trading
Winway Investments Holdings Corp.	British Virgin Islands	100	US$1	–	62	Investment in pharmaceutical business
四川泰富物流貿易有限公司	People's Republic of China Wholly foreign-owned enterprise*	N/A	N/A	–	100	Provision of logistics services
Property						
Admarch Limited	Hong Kong	2	HK$10	–	100	Property investment
Admarch Property Management Company, Limited	Hong Kong	2	HK$1	–	100	Property management
Ambest Company Limited (Date of acquisition: 22 January 2002)	Hong Kong	2	HK$10	–	100	Investment holding
Baylink Investments Limited	British Virgin Islands	1	US$1	–	100	Investment holding
Borgia Limited	Hong Kong	2	HK$10	–	100	Property investment
Broadway Centre Property Management Company Limited	Hong Kong	2	HK$1	–	100	Property management
Campbellton Development Limited	Hong Kong	2	HK$1	–	100	Property development
Eldwin Corporation (Date of acquisition: 22 January 2002)	British Virgin Islands/Bermuda	10,000	US$1	–	100	Investment holding
Famous Land Limited	Hong Kong	2	HK$1	–	100	Property investment
Glenridge Company Limited	Hong Kong	2	HK$10	–	100	Property investment
Goldenburg Properties Limited	Hong Kong	1,000	HK$10	–	70	Property investment
Hang Luen Chong Investment Company, Limited	Hong Kong	80,000	HK$100	–	100	Property investment
Hang Luen Chong Property Management Company, Limited	Hong Kong	2	HK$1	–	100	Property management
Hang Wah Chong Investment Company Limited	Hong Kong	50,000	HK$100	–	100	Property investment
Jewril Limited	Hong Kong	2	HK$1	–	100	Investment holding

Name	Place of incorporation/ Principal place of operation Kind of legal entity *	Particulars of issued shares** No. of shares	Par value	Interest in equity shares held by Company %	Subsidiary %	Principal activities
Join Resources Limited (Date of acquisition: 22 January 2002)	Hong Kong	10,000	HK$1	–	83.3	Investment holding
Kendorm Corporation	Republic of Liberia/Bermuda	1	–	–	100	Investment holding
Kimble Investment Limited	British Virgin Islands	1	US$1	–	100	Investment holding
Kowill Investments Inc.	British Virgin Islands/Bermuda	1	US$1	–	100	Investment holding
Lindenford Limited	Hong Kong	2	HK$10	–	100	Property investment
Neostar Investment Limited	Hong Kong	2	HK$1	–	100	Property investment
Newmarket Holdings Limited	British Virgin Islands/Bermuda	2	US$1	–	100	Investment holding
Pacific Grace Limited	Hong Kong	2	HK$1	–	100	Property investment
Shanghai Super Property Co., Ltd. (Date of acquisition: 22 January 2002)	People's Republic of China Wholly foreign-owned enterprise*	N/A	N/A	–	100	Property investment and management
上海中信泰富廣場有限公司 (Date of acquisition: 22 January 2002)	People's Republic of China Sino-foreign equity joint venture*	N/A	N/A	–	80	Property investment and management
上海老西門新苑置業有限公司	People's Republic of China Sino-foreign co-operative joint venture*	N/A	N/A	–	100	Property development
Speedy Way Investments Ltd.	British Virgin Islands	1	US$1	–	100	Investment holding
Sun King Fung Development Limited	Hong Kong	152,343,165	HK$0.10	100	–	Investment holding
Supreme Luck Investments Ltd.	British Virgin Islands	1	US$1	–	100	Investment holding
Tendo Limited	Hong Kong	2	HK$10	–	100	Property investment
Yee Lim Godown & Cold Storage Limited	Hong Kong	1,000,000	HK$1	–	100	Operate a dry and cold storage godown
Finance						
Balgonie Limited	Hong Kong	2	HK$1	100	–	Financing
CITIC Pacific Finance (2001) Limited	British Virgin Islands	1,000	US$1	100	–	Financing
Idealand Investment Inc.	Republic of Panama	100	US$1	–	100	Financing
Top Trend Investments Holdings Corp.	British Virgin Islands/ Bermuda	1	US$1	100	–	Financing

30 Principal Subsidiary Companies *continued*

Name	Place of incorporation/ Principal place of operation Kind of legal entity *	Particulars of issued shares** No. of shares	Par value	Interest in equity shares held by Company %	Subsidiary %	Principal activities
Industrial Manufacturing						
Connemera Inc.	British Virgin Islands	1	US$1	–	100	Investment holding
Crown Sky Investment Limited	British Virgin Islands	1	US$1	–	100	Investment holding
Jiangyin Xingcheng Special Steel Works Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	N/A	N/A	–	55	Steel making
Jiangyin Xingcheng Steel Products Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	N/A	N/A	–	55	Steel making
Jiangsu CP Xingcheng Special Steel Co., Ltd.	People's Republic of China Foreign investment stock company*	390,000,000	RMB1	–	54.72	Steel making
Joyce Court Holdings Limited	British Virgin Islands	1	US$1	–	100	Investment holding
Maxy Rich Investments Limited	British Virgin Islands	1	US$1	–	100	Investment holding
Shine Mass Holdings Ltd.	British Virgin Islands	1	US$1	–	100	Investment holding
Wuxi Huada Motors Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	N/A	N/A	–	55	Industrial motors manufacturing
江陰泰富興澄特種材料有限公司	People's Republic of China Sino-foreign equity joint venture*	N/A	N/A	–	54.87	Production and sale of hot iron and the related products
Others						
CITIC Pacific China Holdings Limited	People's Republic of China Wholly foreign-owned enterprise*	N/A	N/A	–	100	Investment holding
Forever Glory Holdings Ltd.	British Virgin Islands	1	US$1	–	100	Investment holding
Golden Gateway Enterprises Inc.	British Virgin Islands	1	US$1	100	–	Investment holding

** *Represented ordinary shares, unless otherwise stated.*

† *Non-voting deferred shares – the rights, privileges and restrictions of which are set out in the Articles of Association of the respective company.*

Note: During the year, the Group acquired 100% interests in Eldwin Corporation and Ambest Company Limited and their subsidiary companies for HK$1,910 million cash. As a result, the Group's profit for the year and net assets as at the year end have been increased by HK$103 million and HK$403 million respectively.

During the year, the Group disposed 100% interests in First Honour Investments Ltd. and Supreme Image Holdings Inc., they hold 80% in Lucky Zone Enterprises Inc. and its subsidiary companies. Prior to the disposal, the operating loss HK$1 million has been taken up by the Group for the year ended 31 December 2002.

30 主要附屬公司

下列乃董事會認為主要影響本集團之業績及資產淨值之本集團主要附屬公司。董事會認為列出其他附屬公司之詳情會令本報表過於冗長。

名稱	註冊成立地點／主要營運地點 法人類別*	已發行股份資料** 股份數目	已發行股份資料** 面值	持有股權 本公司 %	持有股權 附屬公司 %	主要業務
航空						
Collinson Company Limited	利比里亞共和國／百慕達	498	–	100	–	投資控股
Custain Limited	香港	2	港幣10元	–	100	投資控股
Easerich Investments Inc.	英屬處女羣島／百慕達	1	1美元	–	100	投資控股
Hilldun Limited	香港	3	港幣10元	–	100	投資控股
Jade Wonder Limited	英屬處女羣島	1	1美元	–	100	投資控股
Motive Link Holdings Inc.	英屬處女羣島／百慕達	1	1美元	–	100	投資控股
Sidewinder Holdings Limited	英屬處女羣島／百慕達	1	1美元	–	100	投資控股
Smooth Tone Investments Ltd.	英屬處女羣島／百慕達	1	1美元	–	100	投資控股
信息業						
AAA Internet Limited	香港	2	港幣1元	–	100	提供互聯網服務及廣告代理
Amazing Gains Finance Limited	英屬處女羣島／百慕達	1	1美元	–	100	提供電訊服務
中信概念1616有限公司	香港	2	港幣1元	–	100	提供電訊服務
中信數據1616有限公司（前稱中信1616資訊有限公司）	香港	2	港幣1元	–	100	提供數據傳輸服務
中信網絡1616有限公司	香港	2	港幣1元	–	100	提供電訊服務

30 主要附屬公司 續

名稱	註冊成立地點／主要營運地點法人類別 *	已發行股份資料 ** 股份數目	面值	持有股權 本公司 %	附屬公司 %	主要業務
中信泰富信息科技有限公司	百慕達	100,000	港幣 1 元	–	100	投資控股
中信電訊 1616 有限公司	香港	2	港幣 1 元	–	100	提供國際電訊服務
CPCNet Hong Kong Limited	香港	394,866,986	港幣 1 元	–	100	提供互聯網服務
CPCNet Macau Limited	澳門	不適用	不適用	–	100	提供互聯網服務
耀冠（香港）有限公司	香港	2	港幣 1 元	–	100	提供電訊服務
Data Communication Services Limited	香港	1,000	港幣 1 元	–	100	提供電訊設備
		38,000,000 †	港幣 1 元			
Delight Way Holdings Inc.	英屬處女羣島／百慕達	1	1 美元	–	100	提供電訊服務
嘉域企業有限公司	英屬處女羣島	1	1 美元	–	100	投資控股
世界通電腦資訊有限公司	香港	300,000	港幣 10 元	–	100	提供互聯網服務
能智發展有限公司（於二零零三年二月二十六日易名為 CITIC Telecom 1616 Consultancy Services Limited）	香港	2	港幣 1 元	–	100	提供電訊顧問服務
Grand Formosa Holdings Inc.	英屬處女羣島	1	1 美元	–	100	投資控股
Pedova Corp.	英屬處女羣島	1	1 美元	–	100	投資控股
Perfect Spot Investments Corp.	英屬處女羣島	1	1 美元	–	100	投資控股
Super Worth Investments Inc.	英屬處女羣島	1	1 美元	–	100	投資控股
香港天網有限公司	香港	2,250,000	港幣 1 元	–	100	提供互聯網服務
Wonder Delight Enterprises Inc.	英屬處女羣島	1	1 美元	–	100	投資控股
寶航有限公司	香港	1,000	港幣 1 元	–	100	提供國際電訊服務
		2,000,000 †	港幣 1 元			

名稱	註冊成立地點／主要營運地點法人類別*	已發行股份資料**		持有股權		主要業務
		股份數目	面值	本公司 %	附屬公司 %	
發電						
超寶控股有限公司	香港	2	港幣1元	–	100	投資控股
晨光控股有限公司	香港	2	港幣1元	–	100	投資控股
光元投資有限公司	香港	2	港幣1元	–	100	投資控股
港傑投資有限公司	英屬處女羣島	1	1美元	–	100	投資控股
Premier Gold Holdings Corp.	英屬處女羣島	1	1美元	–	100	投資控股
偉樂控股有限公司	香港	2	港幣1元	–	100	投資控股
Rising Star Enterprises Corp.	英屬處女羣島	1	1美元	–	100	投資控股
誠利有限公司	英屬處女羣島	1	1美元	–	100	投資控股
新宏電力投資有限公司	香港	10,000	港幣1元	–	100	投資控股
公路、橋樑及隧道						
Adwood Company Limited	香港	10	港幣10元	20	50	投資控股
Avon Pacific Limited	英屬處女羣島	1	1美元	–	100	投資控股
Bloomingshire Investment Limited	英屬處女羣島	1	1美元	–	100	投資控股
Cinta Company Limited	英屬處女羣島	1	1美元	–	100	投資控股
晶立有限公司	香港	2	港幣10元	–	100	投資控股
Express Link Holdings Ltd.	英屬處女羣島	1	1美元	–	100	投資控股
Gradius Company Limited	英屬處女羣島	1	1美元	–	100	投資控股
新香港隧道有限公司	香港	75,000,000	港幣10元	–	70.8	隧道經營
新明投資有限公司	英屬處女羣島	1	1美元	–	100	投資控股
Prime Star Enterprises Limited	英屬處女羣島	1	1美元	–	100	投資控股
Rich Creation Investments Ltd.	英屬處女羣島	1	1美元	–	100	投資控股
仰榮投資有限公司	香港	2	港幣1元	–	100	投資控股
環境保護						
Athens Investments, Inc.	英屬處女羣島	1	1美元	–	100	投資控股
Estoril Corp.	英屬處女羣島	1	1美元	–	100	投資控股
Unitex Holdings Corp.	英屬處女羣島	1	1美元	–	100	投資控股
銷售與分銷						
安達貿易株式會社	日本	250	50,000日圓	–	100	汽車零件貿易
寶泰藥業有限公司	香港	2	港幣1元	–	62	投資醫藥業務

30 主要附屬公司 續

名稱	註冊成立地點／主要營運地點法人類別 *	已發行股份資料 ** 股份數目	面值	持有股權 本公司 %	附屬公司 %	主要業務
北京寶泰寧堂生物技術有限公司	中華人民共和國外商獨資企業 *	不適用	不適用	–	62	醫藥研究及開發
合信汽車有限公司	香港	1,000	港幣 100 元	–	100	汽車經銷商
大聯合零件銷售中心有限公司	香港	1,000	港幣 100 元	–	100	汽車零件貿易
大昌貿易行（加拿大）有限公司	加拿大	650,000	–	–	100	一般進出口及投資控股
大昌貿易行（中國）有限公司	香港	1,000	港幣 100 元	–	100	投資控股
大昌－港龍機場地勤設備服務有限公司	香港	10,000	港幣 1 元	–	70	提供機場地勤儀器維修服務
大昌貿易行工程有限公司	香港	10,000	港幣 100 元	–	100	工程服務
大昌貿易行集團有限公司	香港	21,031,837	港幣 10 元	–	100	投資控股
大昌貿易行有限公司	香港	50,000	港幣 1,000 元	–	100	投資控股；進出口及零售食品、電器用品及其他產品
株式會社大昌貿易行	日本	480,000	1,000 日圓	–	100	食品、汽車及成衣進出口；物業投資及投資控股
大昌貿易行汽車（中國）有限公司	香港	20,000	港幣 100 元	–	100	投資控股
大昌行（汽車租賃服務）有限公司	香港	10,000	港幣 10 元	–	100	汽車租賃
大昌貿易行汽車服務中心有限公司	香港	2,000	港幣 100 元	–	100	汽車維修服務
大昌貿易行汽車（日產－中國）有限公司	香港	2	港幣 10 元	–	100	汽車經銷商

名稱	註冊成立地點／主要營運地點法人類別*	已發行股份資料** 股份數目	面值	持有股權 本公司 %	附屬公司 %	主要業務
大昌貿易行（新加坡）私人有限公司	新加坡	3,500,000	1新加坡元	–	100	投資控股及食品貿易
大昌－港龍航材支援有限公司	香港	10,000	港幣1元	–	70	空運設備及有關零件經銷商
大昌－港龍空運設備有限公司	香港	10,000	港幣1元	–	49	空運貨櫃維修保養服務及有關零件銷售
大昌行食品工業有限公司	香港	2	港幣10元	–	100	投資控股
大昌行保健藥業有限公司	香港	100,000	港幣100元	–	100	分銷及零售保健及醫藥產品
大昌貿易行汽車（賓利）有限公司	香港	2	港幣1元	–	100	汽車經銷商
DCH Motors Ltd.	加拿大	100	加幣1元	–	100	汽車經銷商
Excellent Way International Ltd.	英屬處女群島	1	1美元	–	100	投資控股
紳迪汽車機械有限公司	香港	166,000	港幣1元	–	100	經銷特種用途汽車
廣東精運物流有限公司	中華人民共和國中外合資經營企業*	不適用	不適用	–	90	分銷
合泰汽車有限公司	香港	1,000	港幣100元	–	100	汽車經銷商
合誠汽車有限公司	香港	3,000	港幣1,000元	–	100	汽車經銷商
捷高汽車零件行有限公司	香港	1,000	港幣100元	–	100	汽車零件貿易
合迪汽車有限公司	香港	2	港幣1元	–	100	汽車經銷商
合德汽車有限公司	香港	2,000	港幣100元	–	100	汽車經銷商
合群汽車有限公司	香港	3,000	港幣1,000元	–	100	汽車經銷商
慎昌（中國）有限公司	香港	2	港幣10元	–	100	市場統籌服務
慎昌（廣東）有限公司	香港	2	港幣1元	–	100	投資控股
慎昌有限公司	香港	3,000	港幣100元	–	100	批發
上海大昌行食品工業有限公司	中華人民共和國外商獨資企業*	不適用	不適用	–	100	食品加工及貿易
上海大昌雙滙艾波有限公司	中華人民共和國中外合資經營企業*	不適用	不適用	–	38.5	生產及出售肉類及有關食品

30 主要附屬公司 續

名稱	註冊成立地點／主要營運地點法人類別*	已發行股份資料** 股份數目	已發行股份資料** 面值	持有股權 本公司 %	持有股權 附屬公司 %	主要業務
合眾汽車私人有限公司	新加坡	3,000,000	1新加坡元	–	100	汽車經銷商
合眾汽車有限公司	香港	30,000	港幣100元	–	100	汽車經銷商
合眾汽車（中國）有限公司	香港	2	港幣10元	–	100	投資控股及汽車貿易
全太國際有限公司	香港	2	港幣1元	–	100	貿易
雲威投資控股有限公司	英屬處女羣島	100	1美元	–	62	投資醫藥業務
四川泰富物流貿易有限公司	中華人民共和國外商獨資企業*	不適用	不適用	–	100	提供物流服務
物業						
加文有限公司	香港	2	港幣10元	–	100	物業投資
加文物業管理有限公司	香港	2	港幣1元	–	100	物業管理
安百有限公司（收購日期：二零零二年一月二十二日）	香港	2	港幣10元	–	100	投資控股
Baylink Investments Limited	英屬處女羣島	1	1美元	–	100	投資控股
Borgia Limited	香港	2	港幣10元	–	100	物業投資
百匯中心管理有限公司	香港	2	港幣1元	–	100	物業管理
金醇發展有限公司	香港	2	港幣1元	–	100	物業發展
Eldwin Corporation（收購日期：二零零二年一月二十二日）	英屬處女羣島／百慕達	10,000	1美元	–	100	投資控股
貴地有限公司	香港	2	港幣1元	–	100	物業投資
Glenridge Company Limited	香港	2	港幣10元	–	100	物業投資
Goldenburg Properties Limited	香港	1,000	港幣10元	–	70	物業投資
恒聯昌置業有限公司	香港	80,000	港幣100元	–	100	物業投資
恒聯昌物業管理有限公司	香港	2	港幣1元	–	100	物業管理
恒華昌置業有限公司	香港	50,000	港幣100元	–	100	物業投資
Jewril Limited	香港	2	港幣1元	–	100	投資控股

名稱	註冊成立地點／主要營運地點法人類別 *	已發行股份資料 **		持有股權		主要業務
		股份數目	面值	本公司 %	附屬公司 %	
創資有限公司	香港	10,000	港幣1元	–	83.3	投資控股
（收購日期：二零零二年一月二十二日）						
Kendorn Corporation	利比里亞共和國／百慕達	1	–	–	100	投資控股
Kimble Investment Limited	英屬處女羣島	1	1美元	–	100	投資控股
Kowill Investments Inc.	英屬處女羣島／百慕達	1	1美元	–	100	投資控股
Lindenford Limited	香港	2	港幣10元	–	100	物業投資
嶺星投資有限公司	香港	2	港幣1元	–	100	物業投資
Newmarket Holdings Limited	英屬處女羣島／百慕達	2	1美元	–	100	投資控股
超儀有限公司	香港	2	港幣1元	–	100	物業投資
上海雄華置業有限公司	中華人民共和國	不適用	不適用	–	100	物業投資及管理
（收購日期：二零零二年一月二十二日）	外商獨資企業 *					
上海中信泰富廣場有限公司	中華人民共和國	不適用	不適用	–	80	物業投資及管理
（收購日期：二零零二年一月二十二日）	中外合資經營企業 *					
上海老西門新苑置業有限公司	中華人民共和國	不適用	不適用	–	100	物業發展
	中外合作經營企業 *					
Speedy Way Investments Ltd.	英屬處女羣島	1	1美元	–	100	投資控股
新景豐發展有限公司	香港	152,343,165	港幣0.10元	100	–	投資控股
Supreme Luck Investments Ltd.	英屬處女羣島	1	1美元	–	100	投資控股
Tendo Limited	香港	2	港幣10元	–	100	物業投資
裕林貨倉凍房有限公司	香港	1,000,000	港幣1元	–	100	經營凍房貨倉
財務						
Balgonie Limited	香港	2	港幣1元	100	–	融資安排
CITIC Pacific Finance (2001) Limited	英屬處女羣島	1,000	1美元	100	–	融資安排
Idealand Investment Inc.	巴拿馬共和國	100	1美元	–	100	融資安排
Top Trend Investments Holdings Corp.	英屬處女羣島／百慕達	1	1美元	100	–	融資安排

30 主要附屬公司 *續*

名稱	註冊成立地點／主要營運地點法人類別*	已發行股份資料** 股份數目	面值	持有股權 本公司 %	附屬公司 %	主要業務
工業製造						
均萬有限公司	英屬處女羣島	1	1美元	–	100	投資控股
廣天投資有限公司	英屬處女羣島	1	1美元	–	100	投資控股
江陰興澄特種鋼鐵有限公司	中華人民共和國 中外合資經營企業*	不適用	不適用	–	55	鋼鐵生產
江陰興澄鋼材有限公司	中華人民共和國 中外合資經營企業*	不適用	不適用	–	55	鋼鐵生產
江蘇泰富興澄特殊鋼股份有限公司	中華人民共和國 外商投資股份制企業*	390,000,000	人民幣1元	–	54.72	鋼鐵生產
科捷有限公司	英屬處女羣島	1	1美元	–	100	投資控股
萬富投資有限公司	英屬處女羣島	1	1美元	–	100	投資控股
光懋控股有限公司	英屬處女羣島	1	1美元	–	100	投資控股
無錫華達電機有限公司	中華人民共和國 中外合資經營企業*	不適用	不適用	–	55	工業電機製造
江陰泰富興澄特種材料有限公司	中華人民共和國 中外合資經營企業*	不適用	不適用	–	54.87	產銷熱裝鐵水及相關製品
其他						
中信泰富（中國）投資有限公司	中華人民共和國 外商獨資企業*	不適用	不適用	–	100	投資控股
Forever Glory Holdings Ltd.	英屬處女羣島	1	1美元	–	100	投資控股
Golden Gateway Enterprises Inc.	英屬處女羣島	1	1美元	100	–	投資控股

** *除另有指明外，指普通股份。*

† *無投票權遞延股份－此等股份之權利、特權及限制列載於有關公司之組織章程細則內。*

附註：於本年度，本集團以現金港幣十九億一千萬元收購 Eldwin Corporation 及安百有限公司及其附屬公司之100%權益。因此，本集團之本年度溢利及於年度結算日之資產淨值分別增加港幣一億三百萬元及港幣四億三百萬元。

於本年度，本集團出售 First Honour Investments Ltd. 及峻儀控股有限公司之100%權益，其持有運城企業有限公司及其附屬公司之80%權益。於出售前，本集團截至二零零二年十二月三十一日止年度記錄了經常性虧損為港幣一百萬元。

31 Principal Associated Companies

The following are the principal associated companies of the Group which in the opinion of the directors, principally affect the results and net assets of the Group. To give details of other associated companies would in the opinion of the directors result in particulars of excessive length.

Name	*Place of incorporation/operation*	*Group equity interest %*	*Principal activities*
Aviation			
Cathay Pacific Airways Limited (Note)	Hong Kong	25.76	Airlines and related services
Hong Kong Dragon Airlines Limited	Hong Kong	28.50	Aviation
Swire Aviation Limited	Hong Kong	33.33	Investment holding in Hong Kong Air Cargo Terminals Limited
Communications			
CITIC Guoan Co., Ltd.	People's Republic of China	50	Investment holding
Companhia de Telecomunicacoes de Macau S.A.R.L.	Macau	20	Telecommunications services
Tunnels			
Eastern Harbour Crossing Company Limited	Hong Kong	50	Tunnel operation
Hong Kong Tunnels and Highways Management Company Limited	Hong Kong	35	Management, operation and maintenance of the Cross Harbour Tunnel
Western Harbour Tunnel Company Limited	Hong Kong	35	Franchise to construct and operate the Western Harbour Crossing
Environment			
Ecoserve Limited	Hong Kong	50	Design, construction and operation of refuse transfer station
Enviropace Limited	Hong Kong	20	Design, construction, operation and management of chemical waste treatment plant
Green Valley Landfill, Limited	Hong Kong	30	Landfill construction and operation
South China Transfer Limited	Hong Kong	30	Design, construction and operation of transfer station

31 Principal Associated Companies *continued*

Name	Place of incorporation/operation	Group equity interest %	Principal activities
Property			
Cheer First Limited	Hong Kong	40	Financing
CITIC Tower Property Management Company Limited	Hong Kong	40	Property management
Danton Investment Limited	British Virgin Islands/ Hong Kong	40	Investment holding
Festival Walk Holdings Limited	Hong Kong	50	Property investment
Goldon Investment Limited	Hong Kong	40	Property investment
Hong Kong Resort Company Limited	Hong Kong	50	Property development
Kido Profits Limited	British Virgin Islands/ Hong Kong	15	Property development
Shinta Limited	Hong Kong	20	Property investment
Sun Kong Investment Company, Limited	Hong Kong	40	Property development
Treasure Trove Limited	Hong Kong	50	Financing
Others			
CITIC Capital Markets Holdings Limited	Hong Kong	50	Investment holding
Shiseido Dah Chong Hong Cosmetics Limited	Hong Kong	50	Trading in cosmetic products
Way Chong Finance Limited	Hong Kong	50	Provision of hire purchase and leasing finance

Note: Extracts from the published accounts of Cathay Pacific Airways Limited, a significant associated company of the Group, are shown on pages 139 and 140.

31 主要聯營公司

下列乃董事會認為主要影響本集團之業績及資產淨值之本集團主要聯營公司。董事會認為列出其他聯營公司之詳情會令本報表過於冗長。

名稱	註冊成立 地點／營運	集團持有之股權 %	主要業務
航空			
國泰航空有限公司（附註）	香港	25.76	航空及有關服務
港龍航空有限公司	香港	28.50	航空業務
Swire Aviation Limited	香港	33.33	持有香港空運貨站有限公司之投資
信息業			
中信國安有限公司	中華人民共和國	50	投資控股
澳門電訊有限公司	澳門	20	電訊傳訊服務
隧道			
Eastern Harbour Crossing Company Limited	香港	50	隧道經營
香港隧道及高速公路管理有限公司	香港	35	管理、經營及保養海底隧道
香港西區隧道有限公司	香港	35	以專營權方式興建及經營西區海底隧道
環境保護			
衡業廢物轉運有限公司	香港	50	設計、興建及經營廢物轉運站
衡和化學廢料處理有限公司	香港	20	設計、興建、經營及管理化學廢料處理廠
翠谷工程有限公司	香港	30	興建及經營廢物堆填區
南華廢物轉運有限公司	香港	30	設計、興建及經營廢物轉運站

31 主要聯營公司 續

名稱	註冊成立地點／營運	集團持有之股權 %	主要業務
物業			
Cheer First Limited	香港	40	融資安排
中信大廈管理有限公司	香港	40	物業管理
Danton Investment Limited	英屬處女羣島／香港	40	投資控股
又一城控股有限公司	香港	50	物業投資
金蓬投資有限公司	香港	40	物業投資
香港興業有限公司	香港	50	物業發展
Kido Profits Limited	英屬處女羣島／香港	15	物業發展
康富達有限公司	香港	20	物業投資
新港置業有限公司	香港	40	物業發展
Treasure Trove Limited	香港	50	融資安排
其他			
中信資本市場控股有限公司	香港	50	投資控股
資生堂大昌行化粧品有限公司	香港	50	化粧品貿易
滙昌財務有限公司	香港	50	提供租購及租賃融資

附註： 本集團之主要聯營公司國泰航空有限公司之已公佈賬目摘錄載於第 139 及 140 頁。

32 Principal Co-operative Joint Ventures

The following are the principal co-operative joint ventures of the Group, which in the opinion of the directors, principally affect the results and net assets of the Group. To give details of other co-operative joint ventures would in the opinion of the directors result in particulars of excessive length. All of the principal co-operative joint ventures have their place of incorporation and operations in the People's Republic of China.

32 主要合作合營公司

下列乃董事會認為主要影響本集團之業績及資產淨值之本集團主要合作合營公司。董事會認為列出其他合作合營公司之詳情會令本報表過於冗長。所有主要合作合營公司均以中華人民共和國為註冊及營運地點。

Name *名稱*	*Co-operative joint venture period* *合作合營公司期限*	*Group equity interest %* *集團持有之權益 %*	*Principal activities* *主要業務*
Jiangsu Ligang Electric Power Company Limited ("Ligang") 江蘇利港電力有限公司(「利港」)	(Note a) (附註 a)	56.31	Electric power plant construction and operation 發電站建築及經營
Shanghai Citic Tunnel Development Co., Ltd. (Note c) 上海中信隧道發展有限公司(附註 c)	31 years from 7 October 1993 一九九三年十月七日起計三十一年	50	Tunnel construction, management and operation 隧道建築、管理及經營
Shanghai Huang Pu River Tunnel and Bridges Development Co., Ltd. (Note c) 上海浦江隧橋發展有限公司(附註 c)	20 years from 1 January 1995 一九九五年一月一日起計二十年	45	Tunnel and bridges management and operation 隧道及橋樑之管理及經營
Shanghai Jian Tai Co., Ltd. (Note c) 上海建泰有限公司(附註 c)	20 years from 1 January 1996 一九九六年一月一日起計二十年	45	Toll road management and operation 收費公路之管理及經營
Shanghai Xupu Bridge Development Co., Ltd. (Note c) 上海徐浦大橋發展有限公司(附註 c)	20 years from 1 July 1996 一九九六年七月一日起計二十年	45	Bridge management and operation 橋樑之管理及經營
Zhengzhou Xinli Electric Power Co., Ltd. ("Xinli") 鄭州新力電力有限公司(「新力」)	(Note b) (附註 b)	50	Electric power plant construction and operation 發電站建築及經營
四川省瀘州市科泰生物技術開發有限公司	20 years from 3 June 2002 二零零二年六月三日起計二十年	31	Research and development in biotechnology 研發生物提取分離技術

32 Principal Co-operative Joint Ventures *continued*

Note:

(a) Ligang Phase I and II are accounted for as investments of the Group as the Group's interests therein will revert to the joint venture partners in the People's Republic of China after fifteen years and twenty years respectively from the date on which the electricity generators became operational. Accordingly their results are accounted for to the extent of dividends received and receivable, less amounts amortised.

(b) Xinli is accounted for as investment of the Group as the Group's interest therein will revert to Zhengzhou Construction Investment Co. in the People's Republic of China after fifteen years from the date on which the third unit commenced commercial operation. Accordingly its results are accounted for to the extent of dividends received and receivable, less amounts amortised.

(c) The Group is guaranteed a fixed return on the investment amount of the co-operative joint ventures. Upon the expiration of the co-operation period, all the Group's interests in Shanghai Citic Tunnel Development Co., Ltd. will revert to Shanghai People's Government and all the Group's interests in the assets of the other co-operative joint ventures will revert to the joint venture partners in the People's Republic of China. Further information in respect of guaranteed fixed returns projects is included in Note 15 on pages 100 and 101.

32 主要合作合營公司 *續*

附註：

(a) 利港之第一期及第二期均作為本集團之投資入賬，因為該等發電站投產後分別於十五年及二十年屆滿時，本集團於該等項目之權益將會歸屬中華人民共和國之合營夥伴所有。故此，該等投資項目之業績僅計算已收及應收股息，減攤銷款額。

(b) 新力作為本集團之投資入賬，因為於第三台機組投產後十五年屆滿時，本集團於該項目之權益將會歸屬中華人民共和國之鄭州市建設投資公司所有。故此，該投資項目之業績僅計算已收及應收股息，減攤銷款額。

(c) 本集團獲得於該等合作合營公司之固定投資回報之保證。合作期屆滿後，本集團於上海中信隧道發展有限公司之一切權益將會歸屬上海市人民政府所有，而本集團於其他合作合營公司名下資產之一切權益則會歸屬中華人民共和國之合營夥伴所有。有關保證固定回報項目之進一步資料載於第100頁及101頁之附註15。

Auditors' Report to the Shareholders of CITIC Pacific Limited

(incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 68 to 136 which have been prepared in accordance with accounting principles generally accepted in Hong Kong, save as explained in accounting policy Note 1p on page 83.

Respective Responsibilities of Directors and Auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

致中信泰富有限公司

（於香港註冊成立之有限公司）

全體股東

本核數師已完成審核第68至第136頁的賬目，該等賬目乃按照香港普遍採納的會計原則編製（刊於第83頁之會計政策附註第1p段所闡釋者除外）。

董事及核數師各自的責任

香港公司條例規定董事須編製真實兼公平的賬目。在編製該等真實兼公平的賬目時，董事必須採用適當的會計政策，並且貫徹應用該等會計政策。

本核數師的責任是根據審核之結果，對該等賬目作出獨立意見，並向股東報告。

意見的基礎

本核數師已按照香港會計師公會所頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關的憑證，亦包括評審董事於編製賬目時所作出的重大估計和判斷，所採用的會計政策是否適合　貴公司與　貴集團的具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需的資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理的確定。在作出意見時，本核數師亦已評估該賬目所載的資料在整體上是否足夠。本核數師相信，我們的審核工作已為下列意見提供合理的基礎。

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 12 March 2003

意見

本核數師認為，上述的賬目足以真實兼公平地顯示　貴公司與　貴集團於二零零二年十二月三十一日結算時的財務狀況，及　貴集團截至該日止年度的溢利及現金流量，並按照香港公司條例妥為編製。

羅兵咸永道會計師事務所
執業會計師

香港，二零零三年三月十二日

a Consolidated Profit and Loss Account

for the year ended 31 December 2002

a 綜合損益賬

截至二零零二年十二月三十一日止年度

in HK$ million	2002	2001	*港幣百萬元*
Turnover			營業額
Passenger services	22,376	20,580	客運服務
Cargo services	9,387	8,343	貨運服務
Catering and other services	1,327	1,513	航空飲食及其他服務
Total turnover	33,090	30,436	營業總額
Expenses			開支
Staff	(7,918)	(7,629)	員工
Route	(6,113)	(6,698)	航線
Fuel	(4,895)	(5,313)	燃料
Aircraft maintenance	(3,312)	(3,234)	飛機維修
Depreciation and operating leases	(4,720)	(4,968)	折舊及營業租賃
Commissions	(501)	(539)	佣金
Others	(881)	(1,223)	其他
Operating expenses	(28,340)	(29,604)	營業開支
Operating profit	4,750	832	營業溢利
Finance charges	(2,421)	(2,668)	財務支出
Finance income	1,678	2,097	財務收入
Net finance charges	(743)	(571)	財務支出淨額
Profit on sale of investments	–	452	出售投資之溢利
Share of profits of associated companies	324	188	應佔聯屬公司溢利
Profit before taxation	4,331	901	除稅前溢利
Taxation	(328)	(202)	稅項
Profit after taxation	4,003	699	除稅後溢利
Minority interests	(20)	(42)	少數股東權益
Profit attributable to shareholders	3,983	657	股東應佔溢利
Dividends			股息
Interim – paid	534	416	中期－已派
Final – proposed	1,868	167	末期－擬派
	2,402	583	
Earnings per share (HK¢)			每股盈利（港幣仙）
Basic	119.5	19.7	基本
Diluted	118.7	19.6	攤薄
Shareholders' funds per share (HK$)	9.6	9.4	每股股東資金（港幣元）

b Consolidated Balance Sheet
as at 31 December 2002

b 綜合資產負債表
二零零二年十二月三十一日結算

in HK$ million	2002	2001	港幣百萬元
Assets And Liabilities			資產及負債
Non-current assets and liabilities			*非流動資產及負債*
Fixed assets	50,038	51,660	固定資產
Intangible assets	489	454	無形資產
Investments in associated companies	1,739	1,590	於聯屬公司之投資
Other long-term receivables and investments	1,458	1,575	其他長期應收款項及投資
	53,724	55,279	
Long-term liabilities	(31,382)	(39,208)	長期負債
Related pledged security deposits	12,853	17,194	相關已抵押存款
Net long-term liabilities	(18,529)	(22,014)	長期負債淨額
Retirement benefit obligations	(346)	–	退休福利責任
Deferred taxation	(7,614)	(7,836)	遞延稅項
	(26,489)	(29,850)	
Net non-current assets	27,235	25,429	*非流動資產淨額*
Current assets and liabilities			*流動資產及負債*
Stock	430	587	存貨
Trade and other receivables	4,294	4,778	貿易及其他應收款項
Liquid funds	13,180	9,764	流動資金
	17,904	15,129	
Current portion of long-term liabilities	(6,409)	(3,241)	長期負債之流動部分
Related pledged security deposits	2,128	1,231	相關已抵押存款
Net current portion of long-term liabilities	(4,281)	(2,010)	長期負債之流動部分淨額
Trade and other payables	(5,280)	(4,556)	貿易及其他應付款額
Unearned transportation revenues	(2,518)	(1,965)	未獲運輸收益
Taxation	(874)	(626)	稅項
	(12,953)	(9,157)	
Net current assets	4,951	5,972	*流動資產淨值*
Total assets less current and non-current liabilities	32,186	31,401	*資產總額減流動及非流動負債*
Minority interests	(71)	(93)	少數股東權益
Net assets	32,115	31,308	*資產淨值*
Capital And Reserves			資本及儲備
Share capital	667	666	股本
Reserves	31,448	30,642	儲備
Shareholders' funds	32,115	31,308	*股東資金*

Terms 詞彙

Term	Definition	詞彙	定義
Capital employed	Capital employed represents shareholders' funds + total borrowings	資金運用	資金運用乃代表股東資金加上借款總數
Cash contributed from all business	Cash inflow to CITIC Pacific Ltd. from all its subsidiary companies, associated companies and other investments	所有業務之現金貢獻	中信泰富有限公司來自所有附屬公司、聯營公司及其他投資之現金流入
Total debt	Short term and long term loans, notes and bonds	負債總額	短期及長期貸款、票據及債券
Net debt	Total debt less cash and bank deposits	淨負債	負債總額減現金及銀行存款
Shareholders' equity	Shareholders' funds + unimpaired goodwill written off to reserves for accounting purposes	股東權益	股東資金＋按會計所需之儲備中沒有減值之商譽撇銷
Total capital	Shareholders' equity + net debt	資本總額	股東權益＋淨負債
EBITDA	Net profit less interest expense, taxation, depreciation and amortization	EBITDA	不包括利息支出、稅項、折舊及攤銷之淨溢利
Contribution	Net income from each business before amortization of goodwill, and interest and overheads paid by CITIC Pacific Ltd.	溢利貢獻	未計公司之商譽攤銷，中信泰富有限公司利息及營運開支前來自各項業務之淨收益

Ratios 比率

$$\text{Earnings per share} = \frac{\text{Profit attributable to shareholders}}{\text{Weighted average number of shares (by days) in issue for the year}}$$

$$\text{每股盈利} = \frac{\text{股東應佔溢利}}{\text{年內已發行股份之加權平均股數（按日）}}$$

$$\text{Shareholders' equity per share} = \frac{\text{Shareholders' equity}}{\text{Total issued and fully paid shares at end of the year}}$$

$$\text{每股股東權益} = \frac{\text{股東權益}}{\text{年底已發行並繳足股份總數}}$$

$$\text{Leverage} = \frac{\text{Net debt}}{\text{Total capital}}$$

$$\text{槓桿比率} = \frac{\text{淨負債}}{\text{資本總額}}$$

$$\text{Cashflow per share} = \frac{\text{Cash contributed from all business}}{\text{Total issued and fully paid shares at end of the year}}$$

$$\text{每股現金流量} = \frac{\text{來自所有業務之現金貢獻}}{\text{年底已發行並繳足股份總數}}$$

$$\text{Interest cover} = \frac{\text{EBITDA}}{\text{Interest expense}}$$

$$\text{利息倍數} = \frac{\text{不包括利息支出、稅項、折舊及攤銷之淨溢利}}{\text{利息支出}}$$

as at 31 December 2002

Major Properties Held For Investment

	Address / Lot No.	Leasehold Expiry	Group's Interest %	Approximate Gross Floor Area (sq. ft.)	Existing Use
* 1.	Skyway House, 3 Sham Mong Road, Kowloon, H.K. 2604/2700th shares of KIL No. 9706 & the extension thereto	2041	100	294,158	Commercial
2.	Block C of Yee Lim Industrial Centre, 2-28 Kwai Lok Street, and 2-6 Kwai Hei Street, Kwai Chung, H.K. 4000/9000th shares of KCTL No. 333	2047	100	320,195	Cold Storage & Godown
3.	Honest Motors Building, 9-11, Leighton Road, Causeway Bay, H.K. HKIL No. 5431 and 5432	2880	100	47,487	Commercial
4.	Wyler Centre 1, Basement 1 & 2 and Parking Spaces Nos P50 and P51 on 2nd Floor of Wyler Centre 2, 192-210 Tai Lin Pai Road, Kwai Chung, H.K. 5779/11152th shares of and in the Remaining Portion of Kwai Chung Town Lot No. 130 and the extension thereto	2047	100	393,488	Industrial
5.	Broadway Centre, No. 93 Kwai Fuk Road, Kwai Chung, H.K. KCTL No. 435	2047	100	343,000	Godown & Ancillary Office
6.	DCH Commercial Centre, No. 25, Westlands Road, Quarry Bay, H.K. HKIL8854	2047	100	389,000	Commercial
7.	CITIC Tower, No. 1 Tim Mei Avenue, Central, H.K. HKIL No. 8822	2047	40	562,000	Commercial
8.	Festival Walk, Tat Chee Avenue, Yau Yat Tsuen, Kowloon, H.K. NKIL No. 6181	2047	50	1,200,000	Commercial
9.	CITIC Square, 1168 Nanjing Xi Lu, Jingan District, Shanghai, the PRC	2044	80	1,137,000	Commercial
10.	Royal Pavilion, 688 Hua Shan Lu, Jingan District, Shanghai, the PRC	2063	100	374,000	Residential
11.	Hiro-o Garden Hills, West Hill I-1204, Hiro-o 4-chome, Shibuya-ku, Tokyo, Japan	Freehold	100	873	Residential
12.	Hiro-o Garden Hills, Centre Hill H-1403, Hiro-o 4-chome, Shibuya-ku, Tokyo, Japan	Freehold	100	2,012	Residential
13.	Hiro-o Garden Hills, South Hill D-507, Hiro-o 4-chome, Shibuya-ku, Tokyo, Japan	Freehold	100	2,264	Residential
14.	Dah Chong No. 1 Building, 12-6, Roppongi, 3-chome, Minato-ku, Tokyo, Japan	Freehold	100	34,528	Commercial & Restaurants, etc.
15.	Dah Chong No. 2 Building, B1/F-4/F, 18-2, Roppongi, 5-chome, Minato-ku, Tokyo, Japan	Freehold	100	13,067	Commercial & Restaurants, etc.
16.	Toriizaka House 14-19, Roppongi, 5-chome, Minato-ku, Tokyo, Japan	Freehold	100	7,352	Residential & Office

** excluding a petrol filling station on the ground floor with an ancillary storage tank in part of the basement and a storeroom on the first floor*

Major Properties Held For Development

	Location / Lot No.	Stage of Completion	Estimated Completion Date	Classification	Leasehold Expiry	Group's Interest %	Approximate Site Area (sq. ft.)	Approximate Gross Floor Area (sq. ft.)	Existing Use
1.	Lot Nos. 390Rp, 394Rp, 395, 396, 397, 399, 400, 401, 402, 405, 406, 407, 409, 410Rp, 412Rp, 413Rp, 414Rp, 416, 417, 418, 419 and 424 in D.D. No. 121 and Lot Nos. 274Rp, 278Rp, 279Rp, 282Rp, 283Rp, 284, 285, 286sB Rp, 286sB ssl and 286Rp in D.D. No. 127 Yuen Long, New Territories, H.K.	N/A	N/A	N/A	2047	100	193,652	N/A	Construction Site
2.	Lot No. 3723 sD Rp in D.D. No. 104 and Lot Nos. 43A and 50 in D.D. No. 101 and Lot Nos. 1266Rp, 1267 and 1268 in D.D. No. 105, Yuen Long, New Territories, H.K.	N/A	N/A	N/A	2047	40	2,449,517	N/A	Agricultural Land
3.	No. 500 and 502, Tung Chau Street, Cheung Sha Wan, Kowloon, H.K. NKIL No. 4751 & 4752	N/A	N/A	N/A	2047	100	20,258	N/A	Construction Site
4.	Westgate Garden, Xi Zang Nan Lu / Jian Guo Dong Lu, Huang Pu District, Shanghai, the PRC	Sub-structure in progress	Phase 1 in 2005	Residential & Commercial	2072	100	734,783	3,000,000	Construction Site

Major Properties Held For Sale

Address / Lot No.	Leasehold Expiry	Group's Interest %	Approximate Gross Floor Area (sq. ft.)	Existing Use
Grand Court, 109-135 Kadoorie Avenue, Kowloon, H.K. Subsections 1 and 2 and the Remaining Portion of Section D of KIL No. 2657	2006	100	135,340	Residential

截至二零零二年十二月三十一日結算

主要投資物業

	地點／地段號數	租契屆滿期	集團權益 %	概約樓面面積（平方呎）	現今用途
*	1. 九龍深旺道3號嘉運大廈 九龍內地段第9706號及其展延部份2700份之2604份	2041	100	294,158	商業
	2. 葵涌葵樂街2-28號與葵喜街2-6號裕林工業中心C座 葵涌市地段第333號9000份之4000份	2047	100	320,195	冷藏倉庫及貨倉
	3. 香港銅鑼灣禮頓道9-11號合誠汽車大廈 內地段第5431及5432號	2880	100	47,487	商業
	4. 新界葵涌大連排道192-210號偉倫中心第一期， 偉倫中心第二期第1及第2地庫及2樓第P50及P51號車位 葵涌市地段第130號及其伸延部份之餘段11152份之5779份	2047	100	393,488	工業
	5. 新界葵涌葵福路93號百匯中心，葵涌市地段第435號	2047	100	343,000	貨倉及附屬寫字樓
	6. 香港鰂魚涌華蘭路25號大昌行商業中心 內地段第8854號	2047	100	389,000	商業
	7. 香港中環添美道1號中信大廈，內地段第8822號	2047	40	562,000	商業
	8. 九龍又一村達之路又一城，新九龍內地段第6181號	2047	50	1,200,000	商業
	9. 中國上海靜安區南京西路1168號中信泰富廣場	2044	80	1,137,000	商業
	10. 中國上海靜安區華山路688號華山公寓	2063	100	374,000	住宅
	11. Hiro-o Garden Hills, West Hill I-1204, Hiro-o 4-chome, Shibuya-ku, Tokyo, Japan	永久業權	100	873	住宅
	12. Hiro-o Garden Hills, Centre Hill H-1403, Hiro-o 4-chome, Shibuya-ku, Tokyo, Japan	永久業權	100	2,012	住宅
	13. Hiro-o Garden Hills, South Hill D-507, Hiro-o 4-chome, Shibuya-ku, Tokyo, Japan	永久業權	100	2,264	住宅
	14. Dah Chong No. 1 Building, 12-6, Roppongi, 3-chome, Minato-ku, Tokyo, Japan	永久業權	100	34,528	商業及餐廳等
	15. Dah Chong No. 2 Building, B1/F-4/F, 18-2, Roppongi, 5-chome, Minato-ku, Tokyo, Japan	永久業權	100	13,067	商業及餐廳等
	16. Toriizaka House 14-19, Roppongi, 5-chome, Minato-ku, Tokyo, Japan	永久業權	100	7,352	住宅及寫字樓

** 除地下之油站連同地庫部份之附屬儲油箱以及一樓之儲物室外*

待發展之主要物業

地點／地段號數	竣工階段	估計竣工日期	類別	租契屆滿期	集團權益%	概約地盤面積（平方呎）	概約樓面面積（平方呎）	現今用途
1. 新界元朗 第121號丈量約份第390號地段之餘段、394號地段之餘段、395、396、397、399、400、401、402、405、406、407、409、410號地段之餘段、412號地段之餘段、413號地段之餘段、414號地段之餘段、416、417、418、419及424號地段及丈量約份第127號第274號地段之餘段、第278號地段之餘段、279號地段之餘段、282號地段之餘段、283號地段之餘段、284、285、286號B段之餘段、第286號B段第一分段及第286號地段之餘段	不適用	不適用	不適用	2047	100	193,652	不適用	建築地盤
2. 新界元朗 第104號丈量約份第3723號地段D段之餘段、第101號丈量約份第43A及50號地段與第105號丈量約份第1266號地段之餘段、1267及1268號地段	不適用	不適用	不適用	2047	40	2,449,517	不適用	農地
3. 九龍長沙灣通州街500及502號 新九龍內地段第4751號及4752號	不適用	不適用	不適用	2047	100	20,258	不適用	建築地盤
4. 上海市黃埔區西藏南路／建國東路老西門新苑	正進行地基工程	第一期於二零零五年落成	住宅及商業	2072	100	734,783	3,000,000	建築地盤

待發售之主要物業

地點／地段號數	租契屆滿期	集團權益 %	概約樓面面積（平方呎）	現今用途
九龍嘉道理道109-135號嘉陵大廈 九龍內地段第2657號D段第1及第2分段及餘段	2006	100	135,340	住宅

Contents 目錄

Shareholders may at any time choose to receive Summary Financial Report or Annual Report in printed form or to rely on their versions posted on the Company's website. They may also at any time choose to receive Summary Financial Report or Annual Report in place of the other. Shareholders may change their choice on these matters by writing to the Company's Share Registrars, Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

Shareholders who have already chosen to rely on the versions of the Summary Financial Report or Annual Report posted on the Company's website and have difficulty in having access to those documents, they will, promptly upon request, be sent those documents in printed form free of charge. Please send the request to the Company's Share Registrars.

股東可隨時選擇收取財務摘要報告或年報的印刷本，或依賴在本公司網站上登載的該等文件。彼等亦可隨時選擇收取財務摘要報告以代替年報或收取年報以代替財務摘要報告。股東可致函本公司的股份過戶登記處登捷時有限公司（地址為香港灣仔告士打道56號東亞銀行港灣中心地下）更改就上述事項所作出的選擇。

倘股東已選擇依賴在本公司網站上登載的財務摘要報告或年報，但難以登入網站該等文件，則彼等可即時要求本公司免費寄發該等文件的印刷本。請將有關要求送交本公司的股份過戶登記處。

Cover design: [illegible]

封面設計：[illegible]

Design Consultants: [illegible] & Co. [illegible]設計公司
Art & Production: One Financial Press Limited
Printed on environmentally friendly paper 環保紙印刷







C I T I C

P A C I F I C

2002

中信泰富

Summary Financial Report

This Summary Financial Report 2002 only gives a summary of the information and particulars of CITIC Pacific Limited's Annual Report 2002 from which the Summary Financial Report is derived. Shareholders may obtain a printed copy of the 2002 Annual Report free of charge by writing to the Company's Share Registrars, Tengis Limited.

財務摘要報告

本二零零二年度財務摘要報告摘錄自中信泰富有限公司的二零零二年度年報，其內容僅為該年報的資料及詳情的摘要。股東可致函本公司的股份過戶登記處登捷時有限公司免費索取二零零二年度年報的印刷本。

CITIC Pacific

Business at a Glance

CITIC Pacific's primary focus is on providing basic infrastructure – aviation, civil infrastructure, communications and power generation – in Hong Kong and Mainland China. Marketing and distributing motor and consumer products complements these businesses, as does property investment and management.

Based in Hong Kong with a deep knowledge of China, CITIC Pacific consists of sound businesses that produce good cash flows, many of which have potential to grow. Our finance is well-structured and we have a tradition of operating with excellent standards of corporate governance.

中信泰富

業務概覽

中信泰富側重於發展在中國大陸和香港兩地的基礎建設業務，包括航空、基建設施、信息業及發電。另外，公司亦投資於汽車和消費品的推銷及分銷，物業投資及發展。

中信泰富立足香港，對中國市場具有獨到的認識及豐富的經驗。公司業務質素良好，利潤及現金流量穩定，現有業務中有許多並具增長潛力。集團的財務結構合理，且在公司管治方面有優良的傳統。

Infrastructure

Aviation Interests in Cathay Pacific Airways, Hong Kong Dragon Airlines, air cargo provider HACTL and Air China Cargo Co. Ltd make CITIC Pacific a key participant in the aviation sector.

Civil Infrastructure: Bridges, Tunnels and Roads Owns franchises to operate all the cross Huangpu River bridges and tunnels in Shanghai and owns or manages all three Hong Kong harbour crossings.

Communications CITIC Telecom 1616 is the leading IDD wholesaler in Asia; CPCNet provides Internet Protocol services for corporate businesses; CITIC Guoan operates cable TV networks in Mainland China, and CTM is Macau's communications provider of choice. CITIC Pacific companies link customers in greater China to the rest of the world.

Power CITIC Pacific builds, owns and operates power plants in Mainland China with a current total installed capacity of 2,685MW of which 1,400MW Ligang Power Plant is the largest. An additional 1,300MW is being planned or is under construction.

Marketing and Distribution

Dah Chong Hong and Sims Trading serve the people of Hong Kong and Mainland China by distributing an array of motor vehicles, consumer and food commodities, branded food, household and healthcare products.

Property

Alone or with partners, CITIC Pacific develops, manages and owns properties including Hong Kong's CITIC Tower, Festival Walk, Discovery Bay, and Shanghai's Westgate Garden, CITIC Square and Royal Pavilion.

Other Businesses

Specialty steel, bio-pharmaceutical research and development, CITIC Capital Markets Holdings and distance learning are all smaller and developing businesses of the CITIC Pacific Group.

基礎建設

航空 中信泰富擁有國泰航空、港龍航空、香港空運貨站及中國國際貨運航空有限公司的權益，在香港的航空業舉足輕重。

基礎設施：橋樑、隧道及公路 集團擁有上海所有橫跨黃浦江的橋樑及隧道的專營權，以及擁有香港三條過海隧道的專營權或管理權。

信息業 中信電訊1616在亞洲長途電話批發市場上佔有領導地位；CPCNet為企業提供互聯網協議服務；中信國安在中國大陸經營有線電視網絡；而澳門電訊則為澳門的首選電訊供應商。中信泰富旗下之公司令大中華地區的客戶與世界各地保持緊密聯繫。

發電 中信泰富在中國大陸興建、擁有並經營發電廠，現有總裝機容量達268.5萬千瓦，以利港電廠的規模最大，裝機容量為140萬千瓦。另外還有130萬千瓦的機組正在規劃或建設中。

銷售及分銷

大昌行及慎昌為香港及中國大陸的居民提供各款汽車、消費品及食品、名牌食品、家庭用品及保健產品的銷售及分銷服務。

物業

中信泰富單獨或與其他夥伴合作發展、管理及擁有物業，包括香港的中信大廈、又一城和愉景灣，以及上海的老西門新苑、中信泰富廣場及華山公寓。

其他業務

特種鋼材、研發生物製藥、中信資本市場控股及遙距學習均為中信泰富集團旗下規模較小及正在發展中的業務。

CITIC Pacific

Financial Highlights

中信泰富

財務概要

in HK$ million	2002	2001	以港幣百萬元計算
Profit Attributable to Shareholders	3,902	2,110	股東應佔溢利
Major Businesses' Contribution (after tax to Corporate Interest and Overheads)			主要業務對公司之溢利貢獻（除稅後但未計公司利息及營運開支）
Aviation	1,263	324	航空
Civil Infrastructure	1,223	1,362	基礎設施
Communications	556	295	信息業
Power Generation	245	281	發電
Marketing & Distribution	235	119	銷售及分銷
Property	925	633	物業
Industrial Manufacturing	126	95	工業製造
Cash Contributed from all Businesses	5,400	3,400	所有業務之現金貢獻
Capital Employed	52,024	56,128	資金運用
Shareholders' Equity	45,233	43,965	股東權益
Net Debt	6,722	10,008	淨負債
Undrawn Committed Loan Facilities	7,500	5,900	尚未提用之承諾信貸
Earnings per Share	HK$ 1.78	HK$ 0.96	每股盈利
Dividends per Share			每股股息
Regular	HK$ 1.00	HK$ 0.80	普通
Special	HK$ 1.00	–	特別
Staff at Year End	11,643	11,733	員工數目

Please see page 47 for definitions of terms used

辭彙釋義請參閱第47頁

CITIC Pacific's performance in 2002 was more than satisfactory. Profits rose 85% to reach HK$3,902 million, and in doing so generated significant cash flow. In light of the good performance, it is proposed to pay shareholders a special dividend of HK$1.00 per share in addition to a final dividend of HK$0.70. This result has been brought about by our focusing on traditional businesses, working hard to raise revenue and finding more efficient ways to do business.

The **aviation** business was robust in 2002. Cathay Pacific's profit increase was five times 2001's results, and Dragonair posted a 60% gain in profit compared with 2001. Increased demand for both passenger and cargo transportation, combined with new products and well managed unit costs, confirm CITIC Pacific's belief in the potential of the airline business in China.

On 3 March 2003, CITIC Pacific signed an agreement with Air China and Beijing Capital Airport Group Corporation to form Air China Cargo Co. Ltd in which CITIC Pacific has a 25% interest. This joint venture will handle all of Air China's existing and future international and domestic cargo and their related ground service businesses. As China has become the world's manufacturing base and the joint venture has the largest domestic and international networks of all Chinese airlines, it will certainly benefit from increasing air cargo volume.

As envisaged, our **communications** businesses have become more significant and now represent 12% of the contribution of all businesses compared with 10% in 2001. CITIC Telecom 1616's IDD wholesale business has grown to become the Asian market leader. It is now serving more than 165 telecom carriers in over 80 countries, setting the foundation for future value added service business. Short Message Switching is being developed and has shown good future prospects. CPCNet launched its "TrueConnect" VPN to customers in the Greater China region, which has proved to be a success. CPCNet's traditional business has maintained its solid base of corporate customers using its connectivity solutions to the Internet. Despite increased competition, CTM's profits rose due to a larger number of both mobile and Internet subscribers. Communications businesses have great potential and are expected to grow further in the coming years.

中信泰富二零零二年的業績非常理想，溢利上升85%至港幣三十九億零二百萬元，從而為公司帶來充裕的現金流量。有鑑於此優良表現，本年度除派發末期股息港幣0.70元外，董事會建議向股東派發特別股息港幣1.00元。公司之所以有此佳績主要是因為我們注重發展傳統業務、致力增加收入來源並不斷發掘更有效的經營方式。

航空業於二零零二年之表現突出。國泰航空的溢利上升五倍，港龍航空的溢利較二零零一年亦增長60%。區內客運及貨運需求的上升，加上新產品的推出以及單位成本控制得體，令中信泰富更加確信中國航空業深具發展潛力。

二零零三年三月三日，中信泰富與中國國際航空公司及北京首都機場集團公司簽訂協議，組建中國國際貨運航空有限公司。中信泰富將持有該合資企業25%的股權，此合資企業將接替中國國際航空集團經營其全部國際及國內的航空貨運及相關之地面服務。中國現時已成為世界的生產基地，該合資企業擁有中國最大的國內國外航空線路網絡，定將受惠於不斷增加的航空貨運量。

正如預期，中信泰富的**信息**業務實現快速增長，現已佔全部業務溢利貢獻的12%，而二零零一年則佔10%。中信電訊1616已確立了其在亞洲國際長途電話批發市場之領先地位，通過話音服務與超過80多個國家、多於165個運營商建立了聯接的網絡，為今後的增值業務奠定了基礎。短訊業務亦正在開展，並展現了良好的前景。CPCNet在大中華地區為客戶推出之虛擬私人網絡「TrueConnect」服務取得成功。其傳統的互聯網絡業務令CPCNet的企業客戶群得以維持和鞏固。面對激烈的競爭，澳門電訊的溢利仍由於流動電話及互聯網用戶數目增加而上升。公司認為，信息業務仍具發展潛力，可望於未來數年進一步增長。

Our existing **power stations** continued to operate smoothly generating a total of 14,046 million kwh, an increase of 23% over 2001. The Ligang power station generated a record 8,505 million kwh of total electricity reflecting the increased demand for electricity in Eastern China. Following the completion of the second 200MW unit at the Hohhot co-generation plant and the first 100MW unit at Jilin, the second 100MW unit in Jilin will be completed in June 2003. Preparation work for the third phase of Ligang (2 x 600MW) is currently underway. Approval for construction is expected soon. The first unit is expected to commence operation in 2006. China's power industry is now operating under new, clearer policies, under which we believe there will be many opportunities for independent power producers such as CITIC Pacific who provide the excellent management and efficient production necessary for success.

Contracts for the **civil facilities** in Shanghai came under review pursuant to the State Council directive that all projects with guaranteed returns had to be renegotiated. CITIC Pacific began investing in large infrastructure projects in Shanghai in early 1990s to assist the City's, in particular, Pudong's economic development. The Shanghai government has always followed through its contractual commitment to CITIC Pacific. We have had several recent friendly meetings with the relevant authorities in Shanghai. The final outcome is still awaited.

In Hong Kong, traffic at the Eastern Tunnel was adversely affected by the opening of the Tseung Kwan O extension to the Mass Transit Railway. The toll increase at the Western Harbour tunnel in February 2003 is expected to alleviate financial strain.

Our **marketing and distribution** business performed satisfactorily in 2002. The total number of vehicles sold in Hong Kong declined 23%. Although Dah Chong Hong's market share increased by 4%, total sales in this market declined 8%. Overall, Dah Chong Hong's turnover increased 17%.

集團現有的**發電廠**運作暢順，總發電量達140.46億千瓦小時，較二零零一年增長23%。利港電廠的年發電量創下85.05億千瓦小時的記錄，反映了華東地區用電需求的上升。繼呼和浩特熱電廠第二台二十萬千瓦發電機組及吉林首台十萬千瓦發電機組安裝完畢後，吉林電廠第二台十萬千瓦發電機組將於二零零三年六月建成。利港發電廠第三期（安裝兩台六十萬千瓦發電機組）的前期準備工作正在積極進行，預計近期將獲准動工興建，首台機組預定於二零零六年投產。中國電力改革政策日漸明確，相信將為中信泰富這樣具有優良管理水平及高效率的獨立發電商提供發展機會。

根據國務院指示，所有固定回報項目均須重新商議清理。因此，集團位於上海的所有**基礎設施**項目亦需按此規定進行審核。集團在九十年代初率先大規模投資上海基建，協助加快上海特別是浦東新區的經濟發展。上海市從過去至今一直遵從合約精神辦事。集團近期已同上海市政府的有關部門進行了多次友好會談，有關項目之最後處理結果仍有待公佈。

香港方面，東隧的交通流量因地鐵將軍澳支線通車而受到不利影響。西區海底隧道已於二零零三年二月調高收費，預期此舉有助紓緩西隧項目公司之財政壓力。

銷售及分銷業務於二零零二年表現令人滿意。去年香港的總汽車銷量下跌23%，大昌行的市場佔有率雖然增加4%，其總銷量仍下跌8%。整體而言，大昌行的營業額增加17%。

The Mainland China automobile market has grown rapidly in recent years. Our auto sales in Mainland China in 2002 more than doubled the level in 2001. In both motor and general trading, Dah Chong Hong will continue to develop its businesses in Mainland China, and is following a systematic program of expansion of its sale network, operating facilities and control systems. Up to now, more than 20 integrated sales, service and spare parts centres, regional parts distribution and traditional service centres in 14 cities have been set up.

In Hong Kong, the new vehicle registration tax was raised significantly in the recent budget, which will have a potentially serious effect on vehicle sales, in particular, the sales of luxury vehicles. In addition, the new budget also proposed increases in taxes of other categories including salaries tax. This, again, will be negative to Dah Chong Hong's and Sims Trading's overall business. Both Dah Chong Hong and Sims Trading will continue to reduce the cost of delivering their products, eliminate costs that are not productive today, while investing money in areas that are relevant to the future.

In late 2002, CITIC Pacific's major shareholder – CITIC – signed a joint venture agreement with Wal-Mart to develop stores in Eastern China. Dah Chong Hong has already begun working actively to find ways in which its expertise in sourcing and delivering products can be of value to Wal-Mart.

On the **property** front, in January 2002, we purchased CITIC Square and Royal Pavilion, both located in Shanghai. They made a first contribution to the Group's profits. The foundation work of Westgate Garden – a large residential development property in the Huang Pu district of the city – began in late 2002. We are actively pursuing opportunities to expand our property business in Mainland China.

In Hong Kong, sales at Discovery Bay's Siena One were good, and those at Siena Two are slower. CITIC Tower and other investment properties remain well let, but rentals are soft. The Festival Walk shopping centre remains very popular and returns are steady.

中國大陸的汽車市場近年來發展迅速，大昌行於二零零二年度中國的汽車銷量則較二零零一年度增加兩倍以上。在汽車及貿易方面，大昌行將繼續發展中國大陸之業務，現正有系統地擴展銷售網絡、經營設施及監控系統，到目前為止，集團已在14個城市設立了20多個集銷售、售後服務及零部件支援於一身的專賣店、地區性的零部件分銷中心及傳統的汽車維修中心。

在香港業務方面，由於新的財政預算案對汽車的首次登記稅大幅提高，預計將嚴重影響汽車之銷售量，特別是在高價車方面，負面影響將更大。此外，新財政預算案亦建議提高其它各款稅項，包括薪俸稅，將對大昌行及慎昌的整體銷售有不良影響。面對越趨激烈的競爭，大昌行及慎昌均將繼續削減運營成本，減少不必要的支出，同時投資於將來有發展潛力業務上。

於二零零二年底，中信泰富的主要股東中信北京與Wal-Mart簽訂合資協議，將共同在華東地區開設連鎖店。大昌行已開始積極開展工作，希望能發揮其自身在採購及付運方面的專長，為Wal-Mart提供協助。

物業方面，中信泰富於二零零二年一月購入了位於上海的中信泰富廣場及華山公寓兩個項目，該等物業年內首次為集團提供盈利貢獻。位於上海市黃浦區的大型住宅發展項目「老西門新苑」已於年底破土動工。公司正在積極尋找機會，擴大其在國內的地產發展。

香港方面，愉景灣「海澄湖畔」一期的銷售情況良好，而二期的銷售速度則較為緩慢。中信大廈及其他投資物業的出租率情況理想，但租金則繼續偏軟。「又一城」購物中心仍深受客戶喜愛，項目回報穩定。

Our Future

In 2003 we expect the economy of Mainland China to continue its steady growth, and remain highly competitive. This offers bright future for the Group's businesses in power generation, communications, aviation, property and trading, and investments in high tech areas. CITIC Pacific's deep knowledge of China, the businesses in which we operate, and the careful way we evaluate opportunities and manage our finances will continue to guide the company as it moves ahead.

The economic situation in Hong Kong is unclear. The war with Iraq is looming, causing an increase in the oil price which will adversely affect our aviation business. The tax increases proposed in the new Hong Kong budget will potentially lead to a reduction in consumption, which in turn will affect our marketing and distributing businesses. In this environment, controlling costs, raising efficiency and creating synergies among our businesses will remain a preoccupation. With our team of experienced and committed professionals, our abundant financial resources and balance sheet strength, the company is ready to take on new challenges and opportunities when they arise.

Every step of the way all the employees of CITIC Pacific, my fellow directors, bankers and investors have supported this company, and I send everyone my sincere thanks.

Larry Yung Chi Kin *Chairman*
Hong Kong, 12 March 2003

前景

展望二零零三年，中國大陸的經濟將持續穩步增長並極具競爭力，這對中信泰富在電廠、電訊、航空、地產、貿易及高科技等領域的投資，提供了廣闊的前景。中信泰富熟悉中國國情及所經營的業務，在評估商機及財政管理上採取嚴謹的態度。今後公司將繼續以此作為發展原則。

香港的經濟前景仍不明朗，伊拉克戰事一觸即發，戰爭的陰影造成油價高升，無疑將對航空業的運營帶來不利因素。香港新預算案提出全面加稅，可能引致本地消費收縮，因而影響到集團的貿易分銷業務。在此環境下，控制成本、提高效率及發揮旗下各項業務的協同效應仍然是當務之急。憑藉旗下經驗豐富而忠誠之優秀專才，配合充裕的財務資源及健全的財政狀況，本公司將隨時迎接新挑戰及商機。中信泰富在邁步向前的過程中，一直得到全體職員、董事各同僚、往來銀行及投資者的大力支持，本人謹此致以衷心謝意。

榮智健 *主席*
香港，二零零三年三月十二日

Infrastructure 基礎建設

Aviation 航空

	Location	地點	Ownership 擁有權	
Cathay Pacific	Hong Kong	香港	25.8%	國泰航空
Dragonair	Hong Kong	香港	28.5%	港龍航空
HK Air Cargo Terminals	Hong Kong	香港	10%	香港空運貨站
Air China Cargo Company	Beijing	北京	25%	中國國際貨運

in HK$ million	2002	2001	*以港幣百萬元計算*
Contribution to earnings	1,263	324	溢利貢獻
Proportion of total earnings	26%	10%	佔總溢利貢獻比例

In 2002 both Cathay Pacific and Dragonair enjoyed improved operating performance.

國泰航空及港龍航空二零零二年的業績顯著。

Cathay Pacific 國泰航空
Profit/(Loss) Attributable to Shareholders 股東應佔溢利／（虧損）

HK$ million 港幣百萬元


1998 (556)
1999 2,180
2000 5,005
2001 657
2002 3,983

Revenue Passengers Carried 載客人數

in million 以百萬計


1998 10.3
1999 10.5
2000 11.9
2001 11.3
2002 12.3

Cathay Pacific (www.cathaypacific.com) is an international passenger and freight carrier based in Hong Kong, serving 82 destinations around the world. CITIC Pacific is the second largest shareholder and, through participation on the board and on the executive committee, is actively involved in its management.

Revenue for 2002 grew 9% compared with 2001 reaching HK$33 billion. Profits increased five times to HK$3,983 million. 12.3 million revenue passengers were carried, an increase of 9.3% and the passenger load factor increased by 6.5 points. However, yields fell marginally by 0.7%. Cargo tonnage carried increased 21% to 851,439 tonnes. Cargo yields fell 2.7%. Cathay Pacific's positive profit growth in a difficult economic environment was due to both a timely response to market deterioration in 2001 by grounding planes and suspending unprofitable routes, and promptly bringing back unused capacity and resuming operations on the temporarily suspended routes in 2002, when market condition improved. Cathay Pacific is often voted one of the best airlines in the world.

國泰航空(www.cathaypacific.com)是一間建基於香港的國際客運及貨運航空公司，航線遍佈全球82個目的地。中信泰富是國泰航空的第二大股東，並透過在該公司董事局及管理委員會委派其代表積極參與國泰航空的各項管理工作。

國泰航空二零零二年之營業額較二零零一年增長 9% 達港幣三百三十億元；溢利則增長五倍至港幣三十九億八千三百萬元。年內總載客人數為一千二百三十萬人次，增長9.3%。乘客運載率增加 6.5 點，而收益率則輕微下降0.7%。總空運貨量上升 21% 至 851,439 噸，貨運收益率下降2.7%。國泰航空在困難的經濟環境下仍能在溢利方面有所增長是因為管理層能把握時機，於二零零一年當市況轉壞時分別安排停飛部份客機及取消無利潤的航線，並於二零零二年市場狀況好轉時及時安排客機復飛及重開臨時暫停的航線。國泰航空多次獲選為全球最佳航空公司之一。

Dragonair
Profit Attributable to Shareholders

港龍航空
股東應佔溢利


HK$ million 港幣百萬元
1998
334
1999
340
2000
539
2001
339
2002
541

Revenue Passengers Carried

載客人數


in million 以百萬計
1998
2.0
1999
2.2
2000
2.6
2001
2.9
2002
3.5

Dragonair (www.dragonair.com) operates passenger and cargo flights to 28 destinations in Asia of which 18 are to Mainland Chinese cities. It also operates freighter services to Shanghai, Xiamen, Taipei, Europe via the Middle East, and Osaka. Driven by improved demand for air travel in particular on its mainland routes, and new route such as Taipei, revenue passengers carried increased 19.2% to 3.4 million. Cargo operations experienced a more substantial increase of 60% to a total tonnage uplifted of 193,465 tonnes. Net revenue was HK$5,979 million, a 21% increase from 2001. Profit increased 60% to HK$541 million. An increasing number of passengers originated from the Mainland of China ("PRC") and the PRC sales area recorded an 18% growth over the 2001 level.

HACTL (www.hactl.com) operates the largest air cargo terminal in the world and 2002 was a record year. Backed by strong export demand in particular from the U.S. and Europe, and import growth from the Mainland of China, total tonnage handled reached a record of 1.9 million tonnes, a 20% increase over 2001, breaking the previous record high of 1.75 million set in 2000. HACTL currently has an annual handling capacity of about 3 million tonnes of cargo. It is in the process of upgrading the facilities and process systems to eventually enable the terminal to handle over 3.5 million tonnes of cargo each year.

Air China Cargo Company, a joint venture in which CITIC Pacific has a 25% interest, was formed on 3 March 2003 between CITIC Pacific, Air China and Beijing Capital Airport Group Corporation will handle all of Air China's international and domestic cargo and related ground service businesses.

港龍航空(www.dragonair.com)經營往返亞洲二十八個目的地的航班服務，其中18個目的地是在中國大陸城市。該公司亦經營往來上海、廈門、台北、經中東至歐洲及大阪之貨運服務。由於航空交通需求的回升，尤其是中國大陸航線的需求增加及開闢台北新航線，載客量增加 19.2%，達三百四十萬人。貨運增幅更是顯著，總貨運量達 193,465 噸，上升 60%。營業額淨額為港幣五十九億七千九百萬元，較二零零一年增加21%，溢利為港幣五億四千一百萬元，同二零零一年相比上升60%。愈來愈多的乘客來自中國大陸，其銷售額較二零零一年增長 18%。

香港空運貨站(www.hactl.com)經營全球最大的航空貨運中心。其於二零零二年的表現刷新記錄。在強勁的出口需求（尤其來自歐美市場）及中國大陸的進口增長帶動下，經該公司二零零二年處理的總貨物量創下了一百九十萬噸的記錄，較二零零一年增長20%，並打破二零零零年一百七十五萬噸的最高記錄。目前香港空運貨站每年可處理約三百萬噸貨運，現正著手擴建現有設施，最終將貨物中心的吞吐量提昇至每年超過三百五十萬噸。

中國國際貨運航空有限公司是一間由中信泰富、中國國際航空公司及北京首都機場集團公司於二零零三年三月三日成立的合資公司。其主要業務為中國國際航空的國際及國內航空貨運及其相關的地勤業務，中信泰富擁有25%的股權。

Civil Infrastructure 基礎設施

	Location	*地點*	*Ownership 擁有權*	
Yang Pu bridge	Shanghai	上海	45%	楊浦大橋
Nan Pu bridge	Shanghai	上海	45%	南浦大橋
Xu Pu bridge	Shanghai	上海	45%	徐浦大橋
Da Pu Lu tunnel	Shanghai	上海	45%	打浦路隧道
Yanan East Road tunnel	Shanghai	上海	50%	延安東路隧道
Hu Jia toll road	Shanghai	上海	45%	滬嘉高速公路
Western Harbour Crossing	Hong Kong	香港	35%	西區海底隧道
Eastern Harbour Crossing	Hong Kong	香港		東區海底隧道
Road			70.8%	公路
Rail			50%	鐵路
Five waste treatment facilities	Hong Kong	香港	20%-50%	五個環境保護項目

in HK$ million	**2002**	2001	*以港幣百萬元計算*
Contribution to earnings	1,223	1,362	溢利貢獻
Proportion of total earnings	25%	44%	佔總盈利貢獻比例
Capital expenditure	156	91	資本開支

CITIC Pacific invested in all the **cross Huangpu bridges and tunnels and Hu Jia toll road in Shanghai** in the early 1990s. Since then they have provided reliable profits and cash flows. In May 2000, the Shanghai Municipal Government removed tolls on these facilities to stimulate the development of Pudong, and substituted an alternative cash flow to honour its commitment to CITIC Pacific. In September 2002, the State Council issued a directive stating that all guaranteed return projects had to be re-negotiated. CITIC Pacific is currently in negotiation with the relevant authorities to resolve the issue satisfactorily and in accordance with the new regulation.

中信泰富於九十年代初開始投資位於**上海橫跨黃浦江的所有橋樑及隧道和滬嘉高速公路**。一直以來，該等項目為集團提供了穩定的溢利及現金流量。二零零零年五月，上海市政府為刺激浦東地區的發展，決定撤消對該等設施的收費制度，而以政府其他現金流量來源繼續履行對中信泰富所作的回報承諾。於二零零二年九月，中國國務院發出指示，要求所有保證回報項目均須重新商議。中信泰富就此正同上海市有關部門進行商談，以便能根據新規定滿意地解決問題。

Tunnels in Hong Kong 香港的隧道


Kowloon 九龍
Western Harbour Crossing
西區海底隧道
Eastern Harbour Crossing
東區海底隧道
Hong Kong 香港

In Hong Kong, CITIC Pacific has a 35% interest in a 30-year franchise that operates the **Western Harbour Crossing** ("WHC") (www.westernharbourtunnel.com), a key section of the Route 3 highway which links Hong Kong Island, Mainland China and Chek Lap Kok Airport. Daily average traffic remains at its 2001 level at about 40,000 vehicles. This level is well below the designed capacity of 180,000 vehicles per day due to much delayed improved access roads and the unexpectedly low toll charged by the Government-owned Cross Harbour Tunnel. Starting in February 2003, a toll increase was implemented.

CITIC Pacific is a controlling shareholder in the **Eastern Harbour Crossing** (Road) (www.easternharbourtunnel.com.hk) where average daily traffic experienced a slight decrease to 73,396 compared to 2001 primarily due to the opening of the MTRC's Tseung Kwan O railway line. CITIC Pacific also owns 50% of the Eastern rail tunnel used by the Mass Transit Railway.

In August 2002, **Hong Kong Tunnels and Highways Management Co Ltd.**, in which CITIC Pacific holds a 35% interest, began a renewed contract to manage the operation of the Cross Harbour Tunnel for 2 years.

CITIC Pacific has interests in **five waste treatment facilities** in Hong Kong, including a chemical waste treatment plant and two refuse transfer stations, with a total of 4,000 tonnes of daily waste processing capacity. There is also a landfill site with a 43 million cubic metre capacity and an airport waste collection facility. For the year 2002, total waste processed was 4.97 million tonnes, an increase of 48% over 2001. Profits from these businesses totalled HK$49 million, up 11% compared with 2001.

香港方面，中信泰富擁有**西區海底隧道**（「西隧」）(www.westernharbourtunnel.com) 三十年專營權35%的權益。西隧是連接港島、中國大陸及赤鱲角機場的三號幹線的主要路段，二零零二年該隧道每日平均交通流量約為40,000架次，與二零零一年不相上下。此水平遠低於每日 180,000 架次的設計容量，主要原因是接駁道路網絡遲遲未能改善，加以香港政府所擁有之紅磡海底隧道之收費水平低於預期。西隧於二零零三年二月開始調高收費。

中信泰富是**東區海底隧道**公路部分 (www.easternharbourtunnel.com.hk) 的控股股東。地鐵將軍澳支線的通車令東隧的每日平均交通流量較二零零一年輕微下跌，現為73,396架次。中信泰富亦擁有地鐵所用東區海底隧道鐵路部份的 50% 權益。

於二零零二年八月，中信泰富持有 35% 股權之**香港隧道及高速公路管理有限公司**開始履行獲續期二年的海底隧道管理合約。

中信泰富在香港擁有權益的**五個環境保護項目**：包括一個化學廢料處理中心、兩個廢物轉運站，其總設計容量為每日四千噸，另外還包括一個設計容積達四千三百萬立方米之堆填區，以及機場廢料收集設施。於二零零二年，上述設施處理廢料總量共四百九十七萬噸，較二零零一年上升48%。環境保護項目溢利為港幣四千九百萬元，較二零零一年上升 11%。

Power 發電


Jilin 吉林
60% / 200MW
Hohhot 呼和浩特
35% / 400MW
Shouguang 壽光
40% / 24MW
Weihai 威海
49% / 36MW
Kaifeng 開封
50% / 125MW
Zhengzhou 鄭州
50% / 600MW
Ligang 利港
56.3% / 1,400MW
Operational □ 運營中
Under Construction ○ 在建設中
CITIC Pacific Ownership % 中信泰富權益
Capacity MW 容量

in HK$ million	2002	2001	*以港幣百萬元計算*
Contribution to earnings	245	281	溢利貢獻
Proportion of total earnings	5%	9%	佔總溢利貢獻比例
Capital expenditure	120	139	資本開支

CITIC Pacific has an experienced power team who identifies new investment opportunities, supervises the construction of power stations, and actively manages the operating plants.

For the year ended 31 December 2002, total electricity generated reached 14,046 million kwh, an increase of 23% from the same period in 2001, primarily due to increased demand for electricity and the operation of newly completed units. Profits for the sector, however,

中信泰富有一支經驗豐富的電力管理團隊來物色投資機會、督導電廠的興建工程及實際管理操作電廠。

由於電力需求的增加及新增機組的投產，集團電廠二零零二年發電總量達140.46億千瓦時，較二零零一年增長23%。溢利方面則有所下降，其原因為攤銷新投產機組之前期費用和

decreased somewhat due to increased pre-operating expenses in newly commissioned plants and lower dividend declared by operating companies in order to reserve funds for future expansion. Other factors affecting profits include higher proportion of unplanned electricity generated which was sold in the market at competitive rates, higher coal cost and lower tariffs.

The **Ligang coal-fired power station**, with a total installed capacity of 1,400MW, remains one of the most efficient power plants in China. It generated 8,505 million kwh of electricity in 2002, an increase of 20% over 2001 – 60% of the total generated by all CITIC Pacific owned power plants – due to increased demand for electricity particularly in the southern part of Jiangsu province. The third phase of Ligang is currently being planned which would add another 1,200MW of generating capacity and construction is expected to commence in 2003.

The **Zhengzhou co-generation power station**, with installed capacity of 600MW, generated 3,085 million kwh of electricity in 2002, a level similar to 2001. Heat generated decreased 3.7% to 5.38 million GJ.

Kaifeng power station, with an installed capacity of 125MW, generated 679 million kwh of electricity in 2002, an increase of 6% compared to 2001.

Weihai co-generation power plant generated 85 million kwh of electricity and 2.38 million GJ of heat in 2002, an increase of 12% and 7% respectively.

Shouguang co-generation power plant generated 200 million kwh of electricity and 1,175,100 tonnes of high temperature/pressure steam in 2002, an increase of 8% and 14% respectively.

The **Hohhot co-generation power plant**'s second 200MW unit began operation in August 2002. For the entire year, the two units generated a total of 1,492 million kwh of electricity. The power plant has completed its trial run and is now operating commercially.

Jilin co-generation power station has total designed capacity of 200MW. The first 100MW unit was completed and became operational at the end of December, 2002. The second 100MW unit is expected to begin operation in June 2003.

CITIC Pacific views the power generation business as an important area for expansion based on our expertise, knowledge of the industry and years of practical experience. Following the power industry reform in China, the market will become more open, efficient and transparent. CITIC Pacific believes that this will also present many attractive opportunities for efficient power operators such as CITIC Pacific.

電廠為將來擴展預留資金導致分紅有所減少。其他影響溢利的因素還包括競價上網電量增加，煤價上升及電價下調。

江蘇利港燃煤電廠裝機容量為140萬千瓦。該電廠一直是全中國運作效率最高的發電廠之一，二零零二年發電量達85.05億千瓦時，與二零零一年同期相比增長20%，並佔集團所有電廠總發電量的60%。發電量的增長主要是由於蘇南地區電力需求的增加。目前利港三期工程前期的準備工作正在積極進行。三期的裝機容量將為120萬千瓦，預計於二零零三年內開始投建。

鄭州熱電廠裝機容量為60萬千瓦，二零零二年發電量為30.85億千瓦時，基本與去年持平，供熱量為538萬吉焦，較二零零一年下降3.7%。

開封電廠的裝機容量為12.5萬千瓦，二零零二年發電量為6.79億千瓦時，比二零零一年同期增長6%。

威海熱電廠二零零二年發電量為0.85億千瓦時，供熱量為238萬吉焦，分別比二零零一年同期增長12%及7%。

壽光熱電廠二零零二年發電量為2.0億千瓦時，供汽量為117.51萬噸，比去年同期分別增長8%及14%。

內蒙呼和浩特熱電廠第二台20萬千瓦機組於二零零二年八月投產，連同第一台20萬千瓦機組，二零零二年共發電14.92億千瓦時。該兩機組試運行已告完成，現已進入商業運行。

吉林熱電廠設計容量為20萬千瓦。第一台10萬千瓦機組已於二零零二年十二月底投產，第二台發電機組預期於二零零三年六月份完工。

中信泰富始終認為發電是集團業務發展的重點，這有賴於我們對此專業的知識和多年的實踐經驗。隨著中國電力業的改革，市場將會更加開放，發電運作效率會更高也更具透明度。中信泰富相信這將為本公司這樣高效率的電廠經營商創造更多更好的商機。

Communications 信息業

	Location	地點	Ownership 擁有權	
CITIC Telecom 1616	Hong Kong	香港	100%	中信電訊 1616
CPCNet	Hong Kong	香港	100%	CPCNet
CITIC Guoan	Beijing	北京	50%	中信國安
CTM (Macau Telecom)	Macau	澳門	20%	CTM（澳門電訊）

in HK$ million	**2002**	2001	*以港幣百萬元計算*
Turnover	**2,887**	806	營業額
Contribution to earnings	336	295	溢利貢獻
Proportion of total earnings	12%	10%	佔總溢利貢獻比例
Capital expenditure	216	1,121	資本開支

CITIC Telecom 1616 ("1616") (www.citic1616.com) is a leader in Asia's IDD wholesale market. It is now serving more than 165 international telecom and mobile carriers in over 80 countries.

1616's success lies in its ability to offer competitive rates, a comprehensive range of services and products and most important of all, its excellent customer service. Management, together with a team of engineers, technicians and marketing professionals are dedicated to providing the best customer service – problems are identified and solved in the shortest time possible, software is developed and tailored to customer needs. Internally, 1616 utilizes information technology and intelligent network management to enhance its work efficiency, optimise its network utilization and control operational costs.

1616 is diversifying into other products to complement its core business of IDD wholesaling enabling the company to provide a "one-stop-shop" to its partners and customers. 1616's "Universal Mobile Operator Exchange Platform" – enabling roaming and short message exchange for mobile operators worldwide – was launched in June 2002. In October, China Mobile selected CITIC Telecom 1616 as its international Short Message Service gateway. Other services such as Outsourcing, Calling Card wholesaling and International Private Leased Circuit reselling not only strengthen 1616's business model but also provide additional cash flow.

中信電訊1616（「1616」）(www.citic1616.com) 在亞洲長途電話批發市場佔領先地位。現為80多個國家超過 165 個國際電訊及移動電話運營商提供服務。

1616 的成功主要是取決於其價格具競爭性、服務及產品範圍廣泛，更重要的是其優質的客戶服務保障。公司管理層與工程、技術人員及市場部專業人士致力提供最優質的客戶服務，在最短時間內識別並解決問題，並能針對客戶需求進行軟件開發。內部營運方面，1616 利用信息科技、智能網絡管理來提高工作效率、優化網絡使用率及控制營運成本。

1616 正在發展多元化產品以便更好配合其長途電話批發業務，從而為其合作夥伴及客戶提供「一站式服務」。公司於二零零二年六月推出的「通用移動交換平台」可為全球移動通信運營商提供漫遊和短信息的接駁。去年十月，1616獲選為中國移動提供國際短訊端口。其他產品及服務例如外判、預付卡批發及國際網絡分銷等業務不僅可以完善 1616 的業務模式，更可為其帶來額外的現金流量。

CPCNet Hong Kong (www.cpcnet-hk.com) provides Internet services to corporate customers in Hong Kong and the Greater China area. Through partnerships and franchises, it also bridges its customers between China and the rest of the world.

CPCNet offers its solid base of over 4,000 corporate customers services ranging from connectivity solutions to the Internet, managed and dedicated server hosting, security services such as Intrusion Detection Services and Virtual Private Networking Solutions.

In March of 2002, CPCNet launched "TrueConnect", a value-added Virtual Private Network service, to serve the ever growing communications needs of business customers in Greater China. CPCNet's unique experience, expertise and success in building high quality connections are making the CPCNet name and presence felt in the market. Currently CPCNet's coverage includes Hong Kong, Beijing, Shanghai, Guangzhou, Shenzhen, Dongguan, Dalian, Fuzhou, Wuhan, Xian, Suzhou, Zhongshan, most cities in Taiwan, and more are being planned for 2003. Customers that subscribed for the service include companies in Hong Kong, Taiwan, USA and other countries.

CITIC Guoan's primary business is its 62% interest in CITIC Guoan Information Industry Co., Ltd. ("Guoan Information"), a Shenzhen Stock Exchange listed company. Guoan Information operates cable television networks in 18 cities and provinces in China serving approximately 5 million subscribers. In addition to its CATV networks, Guoan Information has interests in system integration, software development, hotel management and construction. CITIC Guoan also owns the CITIC Building in Beijing.

20% owned by CITIC Pacific since 1991, **Companhia de Telecomunicacoes de Macau** ("CTM") (www.ctm.net) is the provider of choice of fixed line, mobile telephone and Internet access services to the people of Macau SAR.

Despite increased competition, CTM's profits for 2002 rose 12% to HK$381 million. Its mobile customer base registered an increase of 23% reaching 211,300 users. Internet subscribers rose 25% to 47,000.

CPCNet Hong Kong (www.cpcnet-hk.com)在香港及大中華地區為企業客戶提供互聯網服務。CPCNet透過企業合作、商業夥伴及特許經營等形式，為聯接中國與世界各地企業起到橋樑作用。

CPCNet為逾4,000家企業客戶提供各種互聯網接入方案，托管及專用伺服器，諸如入侵偵別之類的保安服務以及虛擬網絡方案等服務。

為滿足大中華地區客戶的業務需要，CPCNet於二零零二年三月推出虛擬私人網絡「TrueConnect」產品。CPCNet的獨特經驗、技術以及該公司高質量的互聯網接入紀錄為其在市場推出新產品並樹立了品牌。到目前為止，CPCNet的網絡覆蓋香港、北京、上海、廣州、深圳、東莞、大連、福州、武漢、西安、蘇州、中山和台灣各主要城市，並準備於二零零三年建立更多的網點。客戶群包括來自香港、台灣、美國及其他國家的公司。

中信國安的主營業務是持有深圳證券交易所上市公司國安信息產業股份有限公司（「國安信息」）的62%股權。國安信息在中國18個城市及省份經營有線電視網絡，為大約五百萬用戶提供服務。除有線電視網絡外，國安信息亦投資於系統集成、軟件開發、酒店管理和工程建築。中信國安亦擁有位於北京的「國際大廈」。

中信泰富由一九九一年起擁有**澳門電訊**20%的權益(www.ctm.net)，該公司為澳門特別行政區之首選電訊供應商，為其市民提供固網、移動電話和互聯網接入等服務。

儘管競爭激增，澳門電訊二零零二年利潤增長了12%至港幣三億八千一百萬元。其移動電話服務的用戶增長了23%至二十一萬一千三百戶。互聯網用戶亦增長25%至四萬七千戶。

Marketing and Distribution 銷售及分銷

	Location	地點	Ownership 擁有權	
Dah Chong Hong	Hong Kong	香港	100%	大昌行
Sims Trading	Hong Kong	香港	100%	慎昌

in HK$ *million*	2002	2001	*以港幣百萬元計算*
Turnover	11,212	9,604	營業額
Contribution to earnings	235	119	溢利貢獻
Proportion of total earnings	5%	4%	佔總盈利貢獻比例
Capital expenditure	272	612	資本開支

Dah Chong Hong (www.dch.com.hk) is a major distributor of motor vehicles and consumer and food commodity products with substantial operations in Hong Kong and Mainland China, and businesses in Japan, Singapore and Canada.

DCH Motor: In Hong Kong, DCH Motor distributes a broad range of passenger and commercial vehicles including Acura, Audi, Bentley, DAF, Honda, Isuzu, MAN, Nissan, UD Nissan Diesel, and Volkswagen. Despite the contracting motor market and the sluggish economic condition of Hong Kong, DCH was able to improve its market share to 27% in 2002, making it one of the largest distributors of motor vehicles in the territory. However, total vehicles sold dropped 8% to over 9,000 for 2002. Sales of its Isuzu trucks and bus chassis continue to rank number one in all major market segments, while the sales of its MAN trucks maintained its leadership position in the European import market for the second year in a row. Over the years, DCH has successfully expanded its motor business from after-sales service to distribution, wholesale, retail, leasing and fleet management.

大昌行(www.dch.com.hk)以分銷汽車，消費品及糧油食品為主。其主要業務分佈於香港及中國大陸，同時也在日本、新加坡及加拿大發展業務。

汽車：在香港，大昌行所代理的各式客車及貨車品牌眾多，包括極品、奧迪、賓利、大富、本田、五十鈴、猛獅、日產、大實力及福士。雖然汽車市場收縮及經濟表現疲弱，但大昌行仍於二零零二年提高了市場佔有率至27%，是本港最大規模的汽車分銷商之一。但其二零零二年汽車銷量則有9,000多輛，下降8%。其中，五十鈴貨車及巴士底盤的銷量繼續在各主要市場排行第一，而猛獅貨車的銷量亦連續兩年在歐洲進口車市場稱冠。經過多年努力，大昌行已成功發展了其集汽車售後服務、分銷、批發、零售、租賃及車隊管理等多元化汽車服務業務。

Dah Chong Hong in China

大昌行
中國分佈圖



Ha'erbin 哈爾濱
Changchun 長春
Shenyang 瀋陽
Baotou 包頭
Beijing 北京
Dalian 大連
Tianjin 天津
Shijiazhuang 石家莊
Taiyuan 太原
Jinan 濟南
Zhengzhou 鄭州
Nanjing 南京
Xian 西安
Shanghai 上海
Lhasa 拉薩
Hefei 合肥
Ningbo 寧波
Hangzhou 杭州
Wuhan 武漢
Chengdu 成都
Nanchang 南昌
Changsha 長沙
Jinhua 金華
Chongqing 重慶
Taizhou 台州
Guiyang 貴陽
Kunming 昆明
Xiamen 廈門
Guangzhou 廣州
Shenzhen 深圳
Jiangmen 江門
Hong Kong 香港
Motor Group 汽車集團
Trading Group 貿易集團
Regions Covered by the Trading Group 貿易集團覆蓋的地區

DCH's expansion in Mainland China is progressing well. Total sales of motor vehicles exceeded 10,000 units in 2002, more than double the number in 2001. This compares with a 37% increase in China's overall automobile market over 2001. Working closely with local associates, DCH's distribution and service networks have grown in the past year to cover 14 cities with over 20 integrated sales, service and spare parts centres, regional parts distribution and traditional service centres. DCH currently has distributorships and dealerships of both imported brands such as Bentley, GM, Honda, Nissan, Renault, Volkswagen and Isuzu, and locally made vehicles such as Guangzhou Honda, Hainan Mazda, Qingling and Hongqi.

大昌行在拓展中國大陸市場方面進展良好。二零零二年大昌行銷往中國的汽車數量增長較去年超過一倍，已超越10,000輛，增幅比中國整體汽車市場二零零二年37%的銷售量增長為高。通過與內地夥伴緊密協作，大昌行繼續不斷擴展在中國的分銷及服務網絡，目前，其20多個銷售及服務網點已覆蓋十四個城市，擁有集銷售、售後服務及零部件支援於一身的專賣店、地區性的零部件分銷中心及傳統的汽車維修中心。大昌行目前在中國擁有多個汽車品牌的分銷和代理權，包括賓利、通用、本田、日產、雷諾、福士及五十鈴等進口品牌，以及廣州本田、海南馬自達、慶鈴及紅旗等本地生產的汽車品牌。

Mainland China's rapid economic development, rising standard of living and its accession to WTO present both opportunities and challenges to its motor market. DCH is following its plan to systematically develop this market, which it believes will become its main profit contributor in the coming years. Motor business as a whole made a contribution of HK$200 million, compared with HK$171 million in 2001.

DCH Marketing and Distribution: DCH's distribution of consumer and food commodity products includes provisions, rice and cereal, edible oils, Chinese foodstuffs and meat, cosmetics, building materials, and home electric appliances. It made a contribution to earnings of HK$44 million compared with a loss of HK$56 million in 2001. DCH sources products globally to supply food to retailers, wholesalers and the catering industry in Hong Kong and Mainland China through efficient logistics support. Despite the continued weak economy in Hong Kong, DCH was able to sustain its sales and at the same time expand its market share by providing the right product mix and introducing new product lines. Profit margins also improved through efficiency enhancement and cost reduction. In China, DCH is concentrating its effort on growing the distribution business, which has proven to be successful and brought significant improvement to the bottom line in 2002. DCH opened a new regional headquarter in Jiangmen to cover the Pearl River Delta area in August. Together with the existing Shanghai headquarters and the nine strategically located branches, representative and liaison offices across China, they form the backbone of an efficient and effective distribution and logistics services for both local and overseas suppliers.

Sims Trading (www.simshk.com) specialises in the distribution of branded food, household and healthcare products in Hong Kong, Macau, and Mainland China. The Company's consumer product brands include Pocari Sweat, Ovaltine, Barilla, Pauls, Heinz and Almond Roca for the Hong Kong Market, and Ferrero, Martell, Campbell's, Pauls and Ovaltine for the China market. Sims is also a major distributor of pharmaceuticals and medical equipment to hospitals, clinics and drug stores including products from Bayer, Bristol-Myers Squibb, Baxter, Alcon, Reckitt Benckiser, GE Medical Systems, and Kimberly Clark. Sims is extensively involved in providing third party logistics to major companies such as Heineken, Gillette, Pizza Hut and Unza Cathay.

隨著中國經濟快速發展，人民生活水平的不斷提高及加入世貿，汽車市場將面臨新的機遇和挑戰，大昌行正按照其發展策略有系統地開發中國市場，並相信中國市場於未來數年將成為大昌行的主要溢利來源。所有汽車業務的溢利貢獻為港幣二億元，二零零一年則為港幣一億七千一百萬元。

銷售及分銷：大昌行的消費品及糧油食品分銷業務包括分銷大米及穀物、食油、中國食品、肉類及農產品、化妝品、建築材料及家用電器。此業務的溢利貢獻為港幣四千四百萬元，二零零一年則虧損港幣五千六百萬元。透過有效的物流支援，大昌行為香港及中國大陸的零售商、批發商及飲食行業在世界各地搜羅及提供食品。雖然香港消費市場持續疲弱，大昌行透過靈活變通其貨品配置及提供新的產品系列等措施，不僅銷售額得以保持，而且市場佔有率亦有所增加。此外，大昌行亦通過提高營運效率和控制成本以改善邊際利潤。中國業務方面，大昌行集中資源發展分銷及相關業務的策略收到成效，二零零二年業績取得大幅度改善。於去年八月，大昌行在廣東江門成立了新的區域總部用以發展珠江三角洲市場，配合現有的上海區域總部及其它九間位於策略性地區的分公司及辦事處，成為大昌行之骨幹網，為國內外的供應商提供更快捷及更有效率的全國性分銷及物流服務。

慎昌有限公司(www.simshk.com)在香港、澳門及中國大陸分銷品牌食品，家居用品及保健產品等。在香港主要分銷寶礦力、阿華田、百得阿姨、保利牛奶、亨氏和樂家杏仁糖；而在中國大陸則分銷費列羅(Ferrero)、馬爹利、金寶湯、保利牛奶及阿華田等品牌。慎昌也是本港一間主要進口及代理商，為醫院、診所及藥房提供藥品、醫療儀器、及保健產品。主要品牌包括拜耳、百時美施貴寶、百特、Alcon、利潔時、美國通用電氣（醫療系統部）及金伯利。同時，慎昌亦致力為其客戶提供倉儲物流服務，客戶包括喜力、吉列、必勝客、安舍等。

	Type	類別	Ownership 擁有權	Approximate GFA ('000 sq.ft.) 概約樓面面積 (千平方呎)	
Properties in Hong Kong					**香港物業**
Investment Properties					*投資物業*
CITIC Tower	Office	寫字樓	40%	562	中信大廈
Festival Walk	Retail/Office	零售／寫字樓	50%	1,200	又一城
DCH Commercial Centre	Office	寫字樓	100%	389	大昌行商業中心
Wyler Centre	Industrial	工業	100%	393	偉倫中心
Broadway Centre	Godown & Ancillary office	貨倉及附屬寫字樓	100%	343	百匯中心
Yee Lim Industrial Centre	Cold storage & Godown	冷藏倉庫及貨倉	100%	320	裕林工業中心
Others	Various	各類	100%	541	其他
Development Property					*發展項目*
Discovery Bay, Yi Pak	Residential township	住宅區	50%	2,300	愉景灣，二白
Properties in Shanghai					**上海物業**
Investment Properties					*投資物業*
CITIC Square	Retail/Office	零售／寫字樓	80%	1,137	中信泰富廣場
Royal Pavilion	Service Apartments	服務式公寓	100%	374	華山公寓
Development Property					*發展項目*
Westgate Garden	Residential	住宅	100%	3,000	老西門新苑

in HK$ million	**2002**	2001	*以港幣百萬元計算*
Turnover	460	227	營業額
Contribution to earnings	925	633	溢利貢獻
Proportion of total earnings	19%	20%	佔總盈利貢獻比例
Capital expenditure	2,893	584	資本開支

CITIC Pacific's major property investments are located in Hong Kong and Shanghai consisting of large-scale residential and commercial projects. The Company has an experienced property team involved in every aspect of a project, from identifying investment opportunities and building the property to managing it on a day-to-day basis.

中信泰富的主要物業投資分佈在香港及上海，包括大型住宅及商用物業項目。本公司擁有一支經驗豐富的專業隊伍參與物業項目發展的每個環節，由物色投資機會到工程興建以至物業建成後的日常管理。

In Hong Kong, **Discovery Bay project**, 50% owned by CITIC Pacific, is a large residential development jointly developed with HKR International Ltd. The current Yi Pak Bay development at Discovery Bay is located in the northern part of Lantau Island in Hong Kong, with a total gross floor area of approximately 2.3 million sq. ft., of which about 0.54 million sq. ft. has been sold. Upon completion, this residential development will comprise of a central park, a resort hotel and a shopping mall. Siena One (Phase 11), with a gross floor area of 0.34 million sq. ft., is 98% sold. Siena Two (Phase 12), with a gross floor area of 0.64 million sq. ft. is over 30% sold. Foundation work for Phase 13, which has a gross floor area of 0.57 million sq. ft., commenced in July 2002 and is proceeding on schedule. This phase is expected to be ready for pre-sales in 2004. The Disney Theme Park is being built near Discovery Bay, and its future potential will be further enhanced.

CITIC Pacific also has a land bank of over one million sq. ft. of gross floor area in Hong Kong, which could be re-developed when market conditions are appropriate.

On the investment property front:

CITIC Tower, 40% owned by CITIC Pacific, is our headquarters and a landmark on the Hong Kong waterfront comprising of 562,000 sq. ft. of offices, retail shops and restaurants, and a footbridge linking it to the Admiralty MTR station. The building is currently 97% occupied.

Festival Walk, a 1.2 million sq. ft. of shopping and office complex, is 50% owned by CITIC Pacific. Jointly developed with Swire Group, it is located at the intersection of the Kowloon Canton Railway and Mass Transit Railway Station in Kowloon Tong. Since its completion in 1998, Festival Walk has become one of the most successful shopping centres in Hong Kong. The demand for space has been very good with current occupancy rate of 98%.

在香港，中信泰富擁有**愉景灣項目**50%之權益。此項目是公司聯同香港興業國際集團有限公司合作發展的一個大型住宅項目。位於愉景灣北部的二白灣發展樓面總面積達二百三十萬平方呎，其中約五十四萬平方呎已售出。此住宅項目完成後將建有中央公園、渡假式酒店及購物商場等設施。海澄湖畔一期（第十一期）提供樓面面積三十四萬平方呎，已售出98%。海澄湖畔二期（第十二期）提供樓面面積六十四萬平方呎，已售出超過30%的單位。第十三期的可建樓面面積達五十七萬平方呎，其地基工程已於二零零二年七月展開並如期進行，預計可於二零零四年預售。正在建築中的迪士尼主題公園鄰近愉景灣，更加強愉景灣未來發展的潛力。

中信泰富在香港亦擁有超過一百萬平方呎樓面面積的土地儲備可供未來發展，在適當的市場環境下可啟動發展。

在投資物業方面：

中信泰富擁有40%股權的**中信大廈**，為本公司之總部所在，中信大廈是香港中區海濱標誌建築之一，提供樓面面積五十六萬二千平方呎的寫字樓、商舖及餐廳，並設有行人天橋連接金鐘地鐵站。中信大廈目前的租用率達97%。

中信泰富擁有50%股權的「**又一城**」是聯同太古集團合作發展的項目，該項目位於九廣鐵路與九龍塘地鐵站交匯處，樓面面積達一百二十萬平方呎，包括購物商場及寫字樓。自一九九八年建成後，又一城已成為香港的成功購物商場之一。又一城商舖需求甚佳，目前租用率達98%。

In 2001, CITIC Pacific purchased a 734,783 sq. ft. site in Shanghai – **Westgate Garden** – for residential and commercial development. It is located in the Huangpu District, adjacent to Xizang Nanlu and Jianguo Donglu, and within walking distance from a future subway station. With a gross floor area of approximately 3.0 million sq. ft, this development, once completed, will comprise residential towers, a multi-storey commercial complex, retail shops and carparks. The project will be developed in phases over the next four to five years. The foundation work for the first phase began in December.

In Shanghai, **CITIC Square**, 80% owned by CITIC Pacific, is a Grade A office tower in Nanjing Xi Lu, with current occupancy of 98%. **Royal Pavilion**, a luxury service apartment building, is 100% owned by CITIC Pacific with an occupancy rate of 89%.

中信泰富於二零零一年在上海購入734,783平方呎之地盤用來發展一個住宅及商用項目，取名**老西門新苑**。該地盤位於黃浦區，毗鄰西藏南路及建國東路，徒步可達日後將落成的地鐵站。此項目建成後可提供樓面面積約三百萬平方呎，包括住宅大樓、多層商場、商舖及停車場。此項目將在未來四到五年分期開發，第一期之地基工程已於二零零二年十二月動工。

中信泰富於上海的投資物業，包括佔有80%股權的**中信泰富廣場**，此為位於南京西路之甲級商廈，目前租用率達98%；以及全資擁有的**華山公寓**，此乃一高級服務式公寓，目前租用率亦達 89%。

Other Businesses 其他業務

in HK$ million	2002	2001	*以港幣百萬元計算*
Turnover	6,020	3,957	營業額
Contribution to earnings	**356**	96	溢利貢獻
Proportion of total earnings	8%	3%	佔總盈利貢獻比例
Capital expenditure	**984**	214	資本開支

Industrial Manufacturing 工業製造

CITIC Pacific has a 55% interest in facilities in Jiangyin, manufacturing special steel products using an imported high quality special steel production line. These facilities are now one of China's main producers of special steels such as bearing steel, gear steel and cold-forging steel. For the year 2002, total production reached 1.4 million tones, a 16% increase from 2001. Profits for the same period increased 29% from 2001.

Wuxi Huada Motors Company produces low noise, low vibration and high torque electrical motors for the domestic and European markets. For the year 2002, production was 1.5 million KW, an increase of 21% over 2001.

中信泰富擁有位於江陰鋼廠的55%權益，該等鋼廠擁有國外引進的高質量的特鋼生產線，現為全國主要特鋼生產基地之一。主要產品為軸承鋼、齒輪鋼及冷鐓鋼等。二零零二年總產量為一百四十萬噸，較二零零一年增長16%。溢利同二零零一年相比增長 29%。

無錫華達電機為國內及歐洲市場生產低噪音、低振動及高扭力的電機。二零零二年總產量為一百五十萬千瓦，同二零零一年相比增長21%。

CITIC Capital Markets

50% owned by CITIC Pacific, CITIC Capital Markets Holdings Ltd. ("CCMH") (www.citiccapital.com) was formed in May 2002 with the vision of creating a leading China focused investment bank with comprehensive service capabilities, embracing three core businesses including asset management, investment banking and brokerage, many of which have been serving the Hong Kong capital market for over a decade as part of CITIC Ka Wah Bank.

CCMH officially began operation in its current form in September 2002. Since then it has formed a solid and experienced management team, recruited quality staff, established solid relationships with CITIC Beijing and CITIC International Financial Holdings Ltd., the company's other two shareholders, to better utilize resources and create synergies. It has already made a positive contribution to CITIC Pacific's profits. Going forward, CITIC Capital Markets will continue to leverage on its knowledge and experience of China and Hong Kong capital markets to provide high quality service to its customers.

Developing Businesses

In January 2002, CITIC Pacific formed a joint venture with **Lansheng Guojian Corporation** in Shanghai to develop a bio-pharmaceutical business in Mainland China. The JV is focusing on conducting research and development in biotechnology pharmacy. Applications for clinical trials of two drugs have been submitted to the State Drug Administration.

In 2001, CITIC Pacific formed a joint venture with **Fudan University** to develop distance learning in Mainland China. The JV engages in e-learning, distance education and executive training businesses by leveraging off the academic resources of Fudan University.

中信資本市場

中信泰富持有百份之五十股權的中信資本市場控股有限公司於二零零二年五月成立。其目標是發展成為一間具領導地位，專注於中國市場的投資銀行，為其客戶提供全面及優質的金融服務。中信資本市場的三個核心業務包括：資產管理，投資銀行及證券服務業務。前身屬於中信嘉華銀行旗下的業務並已為香港金融業市場服務了超過十年之久。

中信資本市場於二零零二年九月方正式以現時之架構開始運作。現已組成了一支經驗豐富的管理團隊，並招聘了優秀的從業人員。該公司為更有效地運用資源及發揮協同效益已與另外兩位股東中信北京及中信國際金融控股有限公司建立了緊密的策略夥伴關係。中信資本市場於二零零二年已為中信泰富提供了盈利貢獻。展望將來，該公司將繼續憑藉其對中國及香港金融市場的知識及經驗，為客戶提供優質服務。

開發中的業務

中信泰富於二零零二年一月與**上海蘭生國健藥業有限公司**組成合資公司，在中國大陸研發生物製藥，該合資公司乃專注於生物製藥的研究及開發。目前公司已向國家藥品監督管理局提出了兩項藥品的臨床試驗申請。

中信泰富於二零零一年與**復旦大學**組成合資公司，在中國大陸開發遠程教育課程。該合資公司借助復旦大學的學術資源從事網絡教育，遠程教育及行政人員培訓等業務。

Of the Consolidated Financial Results for 2002

Introduction

CITIC Pacific's 2002 Annual Report includes a report by the Directors to shareholders, the financial accounts and other information required by accounting standards, legislation, and the Hong Kong Stock Exchange. This Management's Discussion and Analysis is designed to assist the reader in understanding the statutory information by discussing the contribution of each business segment, and the financial position of the company as a whole.

二零零二年綜合財政業績

前言

中信泰富的二零零二年年報包括董事會報告、財務報表及按會計準則、法例及香港聯合交易所規定的其他資料。編製本管理層討論及分析旨在透過討論各項業務的溢利貢獻及本公司的整體財政狀況，協助讀者瞭解所提供的法定資料。

Profit Attributable to Shareholders 股東應佔溢利


HK$ million 港幣百萬元
1998
2,628
1999
2,735
2000
3,291
2001
2,110
2002
3,902

The net profit attributable to shareholders for 2002 was HK$3,902 million, an increase of 85% compared with HK$2,110 million achieved in 2001. All business segments contributed to this increase, except power generation and civil infrastructure.

二零零二年之股東應佔溢利為港幣三十九億二百萬元，較二零零一年之港幣二十一億一千萬元增加85%。除發電及基礎設施外，各業務分類均為此溢利增長作出貢獻。

Business Segments

The annual accounts contain business segment information for turnover (Note 2), pre-tax profit from consolidated activities (Note 3), for associated companies (Note 4), fixed assets (Note 12) and assets and liabilities (Note 24).

The following chart shows , for each major business segments, the after tax contribution it made to corporate level net interest expense not charged to individual businesses, overhead expenses and the amortization of goodwill. Historical performance can be seen on the 10 years statistics.

業務分類

全年賬目載有關於營業額（附註2）、稅前綜合業務溢利（附註3）、聯營公司（附註4）、固定資產（附註12）及資產與負債（附註24）等業務分類資料。

下圖顯示各主要業務分類的稅後溢利貢獻與尚未自個別業務扣除的企業利息支出淨額、營運開支及商譽攤銷的比例。過往的表現可參閱十年統計。

Contribution 溢利貢獻

HK$ *million*	2002	2001	港幣百萬元
Aviation	1,263	324	航空
Civil Infrastructure	1,223	1,362	基礎設施
Communications	556	295	信息業
Power Generation	245	281	發電
Marketing & Distribution	235	119	銷售及分銷
Property	925	633	物業
Industrial Manufacturing	126	95	工業製造

The main reasons for the different contribution in each segment in 2002 compared that for 2001 are:

- Communications increased 88% due to a greater contribution from CITIC Telecom 1616, CITIC Guoan, CPCNet and CTM.
- Power Generation decreased by 13% mainly due to pre-operating expenses in newly commissioned plants and a lower dividend declared by operating companies in order to reserve funds for future expansion.
- Civil Infrastructure decreased by 10% due to the disposal of the Chongqing Chang Jiang LJT Bridge in December 2001, improved results at the Western Harbour Tunnel but reduced profits at the Eastern Harbour Tunnel.
- Aviation increased almost 3 times mainly due to profit growth of 5 times at Cathay Pacific and a 60% increase in the profit from Dragonair. Both airlines increased passenger and cargo volumes. HACTL's results increased 56% with a record cargo volume.
- Property sales at both Siena One and Siena Two at Discovery Bay and The Victoria Tower in Kowloon contributed HK$272 million compared with HK$37 million from property sales in 2001. Property leasing profit of HK$653 million increased 10% as a result of the Shanghai properties newly acquired in January 2002 offset by a slight reduction in Hong Kong rental income.

於二零零二年各項業務分類的溢利貢獻有別於二零零一年的主要原因為：

- 信息業務溢利增長88%，是由於中信電訊1616、中信國安、CPCNet及澳門電訊之較大盈利貢獻。
- 發電業務溢利貢獻下降13%，主要由於投資新電廠所需之營運前開支，以及營運公司宣派的股息減少以便保留資金用作將來發展。
- 基礎設施業務溢利貢獻下降10%，是由於二零零一年十二月出售重慶長江李家沱大橋，而西區海底隧道的業績有所改善，但東區海底隧道的溢利貢獻則下降。
- 航空業務溢利上升3倍，主要由於國泰航空的利潤增長5倍及港龍航空的溢利增長60%。該兩間航空公司之載客量及貨運量均增加。香港空運貨站錄得創記錄的貨運量，令溢利增長56%。
- 出售愉景灣海澄湖畔一段和二段及九龍港景峰令物業銷售溢利貢獻港幣二億七千二百萬元，與二零零一年比較，溢利貢獻為港幣三千七百萬元。香港租金收入輕微下降，抵銷了二零零二年一月新購入的上海物業帶來之租務收益，整體物業租金溢利為港幣六億五千三百萬元，增長10%。

- Marketing & Distribution: The motor group contributed HK$200 million (+17%) due to an outstanding performance in the sale of cars and trucks in both Hong Kong and the Mainland China and strong earnings from the diversified motor services operations. General trading businesses grow 12% in real terms to HK$37 million (HK$75 million was written off in 2001 for catering and agricultural businesses in Mainland China).
- Industrial Manufacturing profit increased 33% due to a 25% increase in the sales of steel and increased operation efficiency.

- 銷售及分銷方面，汽車集團溢利貢獻為港幣二億元（增長17%），主要由於香港及國內汽車及貨車銷售良好，以及多元化汽車業務帶來強勁收益。一般貿易業務實質增長12%，達港幣三千七百萬元（於二零零一年曾就國內之飲食及農業項目撇賬港幣七千五百萬元）。
- 工業製造業務溢利增加33%，主要由於鋼鐵銷售上升25%及營運效率增長。

The businesses segments within the infrastructure group – Communications, Power Generation, Civil Infrastructure and Aviation – contributed approximately 72% compared with 73% in 2001.

業務分類內基本建設（信息業、發電、基礎設施及航空）的溢利貢獻約為72%，與二零零一年比較則為73%。


2002
其他
Others
28%
基本建設
Infrastructure
72%
2001
其他
Others
27%
基本建設
Infrastructure
73%

Geographical Distribution

In 2002, the contribution and assets of the Group by the location of the base of operations were:

地區分佈

於二零零二年，本集團按業務基地所在位置劃分的溢利貢獻及資產如下：


as at 31 December 2002
二零零二年十二月三十一日結算
33%
67%
30%
69%
1%
Contribution % 溢利貢獻
Assets at Book Value % 賬面資產值

Hong Kong SAR 香港特別行政區

Mainland China 中國

Japan 日本

Interest Expense

The Group's total interest expense declined from HK$690 million to HK$490 million due to a reduction in borrowings from HK$14.6 billion to HK$9.3 billion and a reduction in the average cost of borrowings from 6% to 4.6%. Debt net of bank deposit reduced from HK$10 billion to HK$6.7 billion and net interest expenses, after deducting interest income, declined from HK$504 million to HK$434 million.

Group Liquidity and Capital Resources

General Policies

CITIC Pacific aims to finance its businesses with liabilities appropriate to their cash flows, employing limited or non-recourse project finance when it is available. The financing and cash management activities of the Group are centralized to enhance the utilization of Group financial resources and risk management.

CITIC Pacific diversifies its funding sources through utilization of both the banking and capital markets. The Company maintains borrowing relationships with major financial institutions based all over the world and its bonds are widely held by investors in Asia, Europe and North America.

CITIC Pacific minimizes its currency risks by endeavoring to finance non Hong Kong dollar assets in the same currency as the asset or cash flow from it, either by borrowing or using foreign exchange contracts. For instance, the US$ cash flow arising from many infrastructure projects in Mainland China are matched against US$ debt. Achieving the policy objective is not always possible due to limitation in financial markets, particularly on investment into the Mainland, so the continued development in RMB debt, equity and foreign exchange markets is very important to CITIC Pacific as the focus of businesses is increasingly towards Mainland China where the businesses will generate RMB cash flow.

The Company only uses derivative transactions for hedging purposes, and speculative activities are strictly prohibited. Counterparties' credit risk are carefully reviewed and, in general, the Company only deals with financial institutions whose credit rating is single A or better.

利息支出

本集團的利息支出總額由港幣六億九千萬元下跌至港幣四億九千萬元，是由於借貸由港幣一百四十六億元減至港幣九十三億元及平均借貸成本由6%減至4.6%所致。扣除銀行存款的債項由港幣一百億元減至港幣六十七億元，而利息支出淨額（扣除利息收入後）由港幣五億四百萬元減至港幣四億三千四百萬元。

集團之流動資金及資本來源

一般政策

中信泰富之融資策略為融資形式須根據有關業務之現金流量情況，在可能情況下安排有限或無追索權之項目融資。本集團之融資及現金管理運作均集中在總公司層次進行，藉以提升集團財務資源的運用，以及加強風險管理。

中信泰富致力透過銀行及資本市場分散集資途徑。本公司與全球的主要金融機構維持借貸關係，而其債券廣為分佈於亞洲、歐洲及北美洲的投資者持有。

中信泰富透過借貸或利用外滙合約安排，以有關資產或現金收益之幣種為非港元資產進行融資，務求將貨幣風險降至最低。舉例而言，中國大陸基建項目帶來美元現金收益，故以美元債項配對。由於中國之金融市場有所限制，上述目標未能時常達致，故國內人民幣債務、股票及外滙市場之持續發展對中信泰富非常重要，因集團的業務重點愈來愈偏重於中國大陸，而在當地經營業務將帶來人民幣現金收益。

本公司只利用衍生工具對沖風險，絕對嚴禁進行投機買賣。交易對手之信貸風險亦會審慎分析。一般而言，本公司只與信貸評級達A級或以上之金融機構交易。

Cash Flow from Operations

Since, by design, most of the Group's debt is raised by the holding company, the amount of cash flow from each business to the Company is an important measure as to the Company's ability to serve its debts. In the year of 2002, cash contributions to the Company from all businesses in the Group was approximately HK$5.4 billion of which the infrastructure businesses contributed approximately HK$3.2 billion; the property contributed approximately HK$1.8 billion and the Marketing & Distribution contributed approximately HK$330 million.

In addition, HK$2.3 billion was received from the sale of China Express No. 1 Backbone Network and Chongqing Chang Jiang LJT Bridge. Cash received from selling marketable securities contributed over HK$2.3 billion for the year.

業務之現金流量

由於本集團的大部份債項由控股公司安排，故各項業務為本公司帶來的現金流量乃衡量本公司償還債項能力的重要指標。於二零零二年，本集團所有業務為本公司提供的現金貢獻約為港幣五十四億元，基本建設提供約港幣三十二億元，物業提供約港幣十八億元，而銷售及分銷則提供約港幣三億三千萬元。

此外，出售中國奔騰一號骨幹網及重慶長江李家沱大橋獲得港幣二十三億元。於本年度出售有價證券所得現金逾港幣二十三億元。

Cash Flow from Operations 業務之現金流量



HK$ billion 港幣拾億元
0
5
10
15
20
1998
1999
2000
2001
2002
Infrastructure 基本建設
Marketing & Distribution 銷售及分銷
Property 物業
Industrial Manufacturing & Others 工業製造及其他
Sales of Businesses 出售業務

Cash Flow per Share 每股現金流量



HK$ 港幣元
1998
3.2
1999
1.7
7.1
8.8
2000
2.0
0.7
2.7
2001
2.4
2002
3.5
1.1
4.6
From Regular Cash Flow per Share 經常性收入之每股現金流量
From Cash Flow per Share from the Sale of Businesses 出售業務之每股現金流量

Group Debt and Liquidity

In 2002, CITIC Pacific raised HK$2.5 billion through a 5.5/7 year syndicated loan facility to extend the Company's debt maturity profile, reduce the annual refinancing risk and lower the overall cost of funds. In addition, HK$2 billion of bilateral facilities were established or renewed, generally at a lower cost than before.

As of 31 December 2002, the Group's total outstanding debt was HK$9.3 billion (31 December 2001: HK$14.6 billion), cash and deposit with banks were HK$2.5 billion giving a net debt of HK$6.7 billion compared to HK$10 billion at 31 December 2001. Leverage, measured by the net debt to total capital was 13% (31 December 2001: 19%).

集團債項及流動資金

於二零零二年，中信泰富簽定一筆港幣二十五億元為期五年半及七年之銀團貸款，用以延展公司之債務到期結構、降低每年的再融資風險及減輕整體資金成本。此外，本公司亦按普遍較以往低廉的成本建立或延續雙邊貸款協議共約港幣二十億元。

於二零零二年十二月三十一日，本集團之借貸總額為港幣九十三億元（二零零一年十二月三十一日：港幣一百四十六億元），而現金及銀行存款則為港幣二十五億元，淨負債為港幣六十七億元，而二零零一年十二月三十一日則為港幣一百億元。按照淨負債佔資本總額計算的槓桿比率為13%（二零零一年十二月三十一日：19%）。

Total Debt

負債總額


HK$ billion 港幣拾億元
0
5
10
15
20
25
1998
1999
2000
2001
2002


In the first year
一年內
In the second year
兩年內
In the third to fifth years inclusive
三至五年內(包括首尾兩年)
After fifth year
五年後

Total debt decreased due to the repayment of bank borrowings. The debt balance as at 31 December 2002 that will be mature in 2 years' time amounted to 24% of the total debt and at that date the Group had deposit with banks of HK$ 2.5 billion which exceeded the loans due for repayment in 2003.

負債總額因償還銀行借貸而減少。於二零零二年十二月三十一日，兩年內到期之借貸佔負債總額的24%，而本集團於該日的銀行存款為港幣二十五億元，超過於二零零三年到期償還的貸款。

Interest Cover

利息倍數


HK$ billion 港幣拾億元
6
5
4
3
2
1
4x
4x
5x
6x
12x
1998
1999
2000
2001
2002
EBITDA
不包括利息支出、稅項、折舊及攤銷之淨溢利
EBITDA/Interest Expense (x = times)
不包括利息支出、稅項、折舊及攤銷之淨溢利佔利息支出 (x = 倍)
Interest Expense 利息支出

EBITDA divided by interest expense for the year ended 31 December 2002 was 11.7 compared to 5.7 in 2001, due to the increase in profit and a decrease in total interest expense from HK$690 million in 2001 to HK$490 million in 2002.

截至二零零二年十二月三十一日止年度不包括利息支出、稅項、折舊及攤銷之淨溢利除以利息支出為 11.7，而二零零一年則為 5.7，主要因溢利增加及利息支出總額由二零零一年之港幣六億九千萬元減至二零零二年之港幣四億九千萬元。

Credit Ratings

The Company has been assigned investment grade long term credit rating of Baa3 and BBB- by Moody's Investor Service and Standard & Poor's respectively. The credit outlook for both ratings are stable, reflecting CITIC Pacific's strong financial profile including low leverage, diversified business and strong cash flow.

信貸評級

穆迪投資及標準普爾給予本公司之長期信貸投資評級分別為 Baa3 及 BBB-。兩項評級均顯示本公司之信貸前景穩定，反映中信泰富之財務狀況健全，包括負債比率低、業務多元化及現金流量強勁等有利條件。

Forward-Looking Statements

This summary report contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Group. These forward-looking statements represent the Company's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

Forward-looking statements involve inherent risks and uncertainties. Readers should be cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement.

前瞻聲明

本年報摘要載有若干涉及本集團財政狀況、業績及業務之前瞻聲明。該等前瞻聲明乃本公司對未來事件之預期或信念，且涉及已知及未知的風險及不明朗因素，而此等因素足以令實際業績、表現或事態發展與該等聲明所表達或暗示之情況存在重大差異。

前瞻聲明牽涉固有風險及不明朗因素。敬請讀者注意，多項因素足以令實際業績與任何前瞻聲明所預測或暗示之情況存在重大差異。

	1993	1994	1995	1996	1997	1998	1999	2000	2001	**2002**	
At year end (HK$ million)											*年終（港幣百萬元）*
Shareholders' funds	21,608	25,426	26,971	36,912	40,538	42,032	38,240	41,304	41,489	**42,757**	股東資金
per share *(HK$)*	11.94	12.61	13.40	17.30	19.06	19.76	17.98	18.81	18.95	**19.54**	每股 *(港幣元)*
Debt											負債
Debt	3,511	9,747	9,706	10,243	23,302	22,075	18,563	15,709	14,639	**9,267**	負債
Bank deposits	655	796	614	594	710	900	8,044	5,201	4,631	**2,545**	銀行存款
Net debt/total capital	11%	26%	25%	20%	35%	33%	21%	19%	19%	**13%**	淨負債佔資本總額
Interest cover *(times)*	33	9	10	19	6	4	4	5	6	**12**	利息倍數 *(倍)*
Capital employed	25,119	35,173	36,677	47,155	63,840	64,107	56,803	57,013	56,128	**52,024**	資金運用
Fixed assets	5,951	8,884	9,045	9,929	10,472	11,765	11,916	13,433	14,702	**15,804**	固定資產
Associated companies	16,167	19,997	20,529	26,166	39,645	39,604	22,334	25,434	24,879	**25,613**	聯營公司
Investments	1,054	4,330	5,670	9,208	11,196	11,574	14,560	9,479	8,449	**7,600**	投資
Stockmarket capitalization	46,130	38,000	53,000	95,800	65,520	35,530	62,230	60,720	37,993	**31,514**	市值
Number of shareholders	6,794	7,256	6,545	6,215	8,642	14,987	13,506	9,808	11,044	**12,260**	股東總數
Staff	10,000	10,000	11,500	11,750	11,800	11,871	10,490	11,354	11,733	**11,643**	員工
For the year (HK$ million)											*年度（港幣百萬元）*
Net profit after tax											除稅後淨溢利
Net profit after tax	1,792	977	2,963	6,769	7,201	2,628	2,735	3,291	2,110	**3,902**	除稅後淨溢利
per share *(HK$)*	1.03	0.50	1.47	3.18	3.38	1.24	1.29	1.49	0.96	**1.78**	每股 *(港幣元)*
Contribution by major business *(Note)*											主要業務的溢利貢獻 *(附註)*
Aviation			707	1,054	702	(11)	659	1,475	324	**1,263**	航空
Civil Infrastructure			467	800	1,099	1,382	1,292	1,320	1,362	**1,223**	基礎設施
Communications			974	648	322	65	51	92	295	**556**	信息業
Power Generation			186	186	170	230	440	314	281	**245**	發電
Marketing & Distribution			277	330	360	330	230	226	119	**235**	銷售及分銷
Property			734	602	1,587	270	740	422	633	**925**	物業
Industrial Manufacturing			39	21	2	18	22	29	95	**126**	工業製造
Consumer Credit			78	89	84	167	–	–	–	–	消費信用
EBITDA	2,272	1,975	4,040	4,321	5,706	4,739	4,763	5,240	3,944	**5,711**	不包括利息支出、稅項、折舊及攤銷之淨溢利
Dividends per share *(HK$)*											每股股息 *(港幣元)*
Regular	0.38	0.48	0.55	0.62	0.70	0.70	0.75	0.85	0.80	**1.00**	普通
Special	–	–	–	0.30	0.30	–	2.00	–	–	**1.00**	特別
Cover *(times)*	2.7	1.0	2.7	2.7	2.7	1.8	1.7	1.8	1.2	**1.8**	倍數 *(倍)*

Note: Information for 1993 and 1994 is not available.

附註： 一九九三年及一九九四年的資料欠奉。

Headquarters and Registered Office

32nd Floor, CITIC Tower
1 Tim Mei Avenue
Central, Hong Kong
Telephone: 2820 2111
Fax: 2877 2771

Website

www.citicpacific.com contains a description of CITIC Pacific's business, copies of both the full and summary financial reports to shareholders, announcements, press releases and other information.

Stock Codes

The Stock Exchange of Hong Kong: 0267
Bloomberg: 267 HK
Reuters: 0267. HK
American Depositary Receipts: CTPCY
CUSIP Reference No: 17304K102

Share Registrars

Shareholders should contact our Registrars, Tengis Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong on 2980 1333, or by fax: 2810 8185, on matters such as transfer of shares, change of name or address, or loss of share certificates.

Annual and Interim Reports

Shareholders may obtain annual and interim reports from the Registrars. Other should contact the Company Secretary on 2820 2111 or fax: 2877 2771 or at contact@citicpacific.com.

Investor Relations

Investors, shareholders and research analysts may contact the Investor Relations Department by telephone at 2820 2004, by fax: 2104 6632 or at investor.relations@citicpacific.com.

Financial Calendar

Closure of Register: 30 April 2003 to 6 May 2003

Annual General Meeting: 6 May 2003, 10:30 a.m.
Island Ballroom, Level 5, Island Shangri-La Hotel
Two Pacific Place, Supreme Court Road
Hong Kong

Final Dividend Payable: 12 May 2003

總辦事處及註冊辦事處

香港中環添美道一號中信大廈三十二樓
電話：2820 2111
圖文傳真：2877 2771

網址

www.citicpacific.com 載有中信泰富的業務簡介、向股東發放的整份年報及財務摘要報告、公佈、新聞稿及其他資料。

證券編號

香港聯合交易所：0267
彭博資訊：267 HK
路透社：0267.HK
美國預託證券編號：CTPCY
CUSIP 參考編號：17304K102

股份登記處

有關股份轉讓、更改名稱或地址、或遺失股票等事宜，股東應聯絡本公司的股份登記處登捷時有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下，亦可致電 2980 1333，或傳真至 2810 8185。

年報及中期報告

股東可向股份登記處索取年報及中期報告。其他人士應聯絡公司秘書，電話號碼為 2820 2111，圖文傳真號碼為 2877 2771，或按 contact@citicpacific.com 發送電郵。

投資者關係

投資者、股東及研究分析員可聯絡投資者關係部門，電話號碼為 2820 2004，圖文傳真號碼為 2104 6632，或按 investor.relations@citicpacific.com 發送電郵。

財務日程

暫停辦理過戶登記： 二零零三年四月三十日至二零零三年五月六日

股東週年大會： 二零零三年五月六日
上午十時三十分
香港法院道太古廣場第二期
港島香格里拉酒店五樓
香島殿

派發末期股息： 二零零三年五月十二日

The Directors have pleasure in presenting to shareholders their report for the year ended 31 December 2002.

董事會欣然將截至二零零二年十二月三十一日止年度之年報送呈各股東省覽。

Principal Activities

The principal activity of the Company is holding its subsidiary companies and the principal activities of its subsidiary companies and associated companies and their major areas of operation are set out in the Review of Businesses on pages 5 to 20.

主要業務

本公司之主要業務為持有其附屬公司，而其附屬公司及聯營公司之主要業務及主要營運範圍載於第5至20頁之業務回顧內。

Dividends

The Directors declared an interim dividend of HK$0.30 per share in respect of the year ended 31 December 2002 which was paid on 19 September 2002. The Directors recommended, subject to the approval of the shareholders at the forthcoming Annual General Meeting, the payment of a final dividend of HK$0.70 per share and a special dividend of HK$1.00 per share in respect of the year ended 31 December 2002 payable on 12 May 2003 to shareholders on the Register of Members at the close of business on 6 May 2003.

股息

董事會已宣派截至二零零二年十二月三十一日止年度之中期股息為每股港幣0.30元，該等股息已於二零零二年九月十九日派發。董事會建議於二零零三年五月十二日向於二零零三年五月六日營業時間結束時名列股東名冊內之股東派發截至二零零二年十二月三十一日止年度之末期股息每股港幣0.70元及特別股息每股港幣1.00元，惟須獲股東於即將舉行之股東週年大會上批准方可作實。

Reserves

The amounts and particulars of transfer to and from reserves during the year are set out in note 5 to the summary financial statements.

儲備

本年度撥入及撥自儲備之金額及詳情載於財務摘要報表附註5。

Donations

Donations made by the Group during the year amounted to HK$11 million.

捐款

本集團年內之捐款為港幣一千一百萬元。

Fixed Assets

Movements of fixed assets are set out in note 4 to the summary financial statements.

固定資產

固定資產之變動情況載於財務摘要報表附註4。

Issue of Debt Securities

On 15 February 1996, the Company issued and sold US$100 million aggregate principal amount of its 7.37% Senior Notes due 2006 ("Senior Notes") to financial institutions pursuant to note purchase agreements dated 15 February 1996. All of the Senior Notes remained outstanding at the end of the year.

On 20 August 1997, the Company issued and sold Japanese Yen 9.5 billion floating rate bond due 2002 ("Yen Bond"), for general working capital purposes, to an investor pursuant to the subscription agreement dated 15 August 1997. All of the Yen Bond were repaid in August, 2002.

發行債務證券

於一九九六年二月十五日，本公司根據一九九六年二月十五日之票據購買協議，發行及出售本金共值一億美元之7.37%之票據（「票據」）予金融機構，該等票據於二零零六年到期，全部票據於本年底時仍未被註銷或贖回。

於一九九七年八月二十日，本公司根據一九九七年八月十五日之認購協議，發行及出售共值九十五億日圓之浮息債券（「日圓債券」）予一名投資者，以作一般營運資金。該等日圓債券於二零零二年到期，全部日圓債券已於二零零二年八月償還。

On 1 June 2001, CITIC Pacific Finance (2001) Limited, a wholly owned subsidiary of the Company, issued and sold a total of US$450 million principal amount of 7.625% guaranteed notes due 2011 ("Guaranteed Notes") for refinancing the indebtedness of the Company and for general corporate purposes, to investors pursuant to the purchase agreements dated 24 May 2001 and 1 June 2001. All of the Guaranteed Notes remained outstanding at the end of the year.

Save as aforesaid, neither the Company nor its subsidiary companies have issued any debt securities.

於二零零一年六月一日，本公司之全資附屬公司CITIC Pacific Finance (2001) Limited根據二零零一年五月二十四日及二零零一年六月一日之購買協議，發行及出售共值四億五千萬美元之7.625%之保證票據（「保證票據」）予投資者，以便為本公司之債項進行再融資及撥作一般營運資金。該等保證票據將於二零一一年到期，全部保證票據於本年底時仍未被註銷或贖回。

除上述者外，本公司或其附屬公司概無發行任何債務證券。

Directors

The Directors in office during the financial year ended 31 December 2002 were:

Mr Larry Yung Chi Kin
Mr Henry Fan Hung Ling
Mr Vernon Francis Moore
Mr Peter Lee Chung Hing
Mr Norman Yuen Kee Tong
Mr Robert Ernest Adams
Mr Zhang Yichen, *resigned on 9 May 2002*
Mr Yao Jinrong
Mr Chang Zhenming
Mr Li Shilin
Mr Carl Yung Ming Jie
Mr Liu Jifu
Mr Willie Chang
Mr Hamilton Ho Hau Hay
Mr Alexander Reid Hamilton
Mr Hansen Loh Chung Hon
Mr Norman Ho Hau Chong
Mr Chau Cham Son, *resigned on 9 May 2002*
Mr André Desmarais

Pursuant to Article 104(A) of the New Articles of Association of the Company, Messrs Henry Fan Hung Ling, Li Shilin, Carl Yung Ming Jie, Hamilton Ho Hau Hay, Alexander Reid Hamilton and Hansen Loh Chung Hon shall retire by rotation in the forthcoming Annual General Meeting and all, being eligible, offer themselves for re-election.

董事

於截至二零零二年十二月三十一日止財政年度內任職董事之人士如下：

榮智健先生
范鴻齡先生
莫偉龍先生
李松興先生
阮紀堂先生
羅安達先生
張懿宸先生，*於二零零二年五月九日辭任*
姚進榮先生
常振明先生
李士林先生
榮明杰先生
劉基輔先生
張偉立先生
何厚浠先生
韓武敦先生
陸鍾漢先生
何厚鏘先生
周湛燊先生，*於二零零二年五月九日辭任*
德馬雷先生

根據本公司新組織章程細則第104(A)條，范鴻齡先生、李士林先生、榮明杰先生、何厚浠先生、韓武敦先生及陸鍾漢先生於即將舉行之股東週年大會上輪值告退，惟各人均合符資格連任，並已表示願意膺選連任。

Management Contract

The Company entered into a management agreement with China International Trust & Investment Corporation Hong Kong (Holdings) Limited ("CITIC HK") on 11 April 1991 but with retrospective effect from 1 March 1990 in which CITIC HK agreed to provide management services to the Company and its subsidiary companies for a management fee calculated on a cost basis to CITIC HK payable quarterly in arrears. The management agreement is terminable by two months' notice by either party. Messrs Larry Yung Chi Kin, Henry Fan Hung Ling, Vernon Francis Moore, Chang Zhenming and Liu Jifu had indirect interests in the management agreement as they are directors of CITIC HK. A copy of the management agreement will be available for inspection at the Annual General Meeting of the Company to be held on 6 May 2003.

管理合約

本公司與中國國際信托投資（香港集團）有限公司（「中信香港」）於一九九一年四月十一日訂立管理協議，其效力可追溯至一九九零年三月一日。中信香港於該協議同意向本公司及其附屬公司提供管理服務，而管理費則根據成本基準按季下期付予中信香港。該管理協議可由任何一方給予兩個月之通知予以終止。由於榮智健先生、范鴻齡先生、莫偉龍先生、常振明先生及劉基輔先生均為中信香港之董事，彼等於該管理協議中擁有間接權益。該管理協議之副本將於二零零三年五月六日舉行之股東週年大會上可供查閱。

Directors' Interests in Contracts of Significance

None of the Directors of the Company has or at any time during the year had, an interest which is or was material, either directly or indirectly, in any contract with the Company or any of its subsidiary companies, which was significant in relation to the business of the Company, and which was subsisting at the end of the year or which had subsisted at any time during the year.

董事於重大合約之權益

本公司之任何董事現時或於年內任何時間並無在本公司或其任何附屬公司所訂立之任何合約（對本公司業務而言屬於重大並於年終或年內任何時間仍屬有效之合約）中直接或間接擁有任何重大權益。

Share Option Plan

The Company adopted the CITIC Pacific Share Incentive Plan 2000 ("the Plan") on 31 May 2000.

On 28 May 2002 options to subscribe for a total of the 11,550,000 shares in the Company listed in the table below representing 0.53% of the issued share capital, at the exercise price of HK$18.20 per share, were granted under the Plan. All options granted and accepted can be exercised in whole or in part within 5 years from the date of grant. All were accepted, and none were exercised, cancelled or lapsed in the period up to 31 December 2002.

購股權計劃

本公司於二零零零年五月三十一日採納中信泰富股份獎勵計劃二零零零（「該計劃」）。

於二零零二年五月二十八日，本公司根據該計劃授予下表所列可按行使價每股港幣18.20元認購本公司股份共11,550,000股（佔已發行股本之0.53%）之購股權。所有已授出並獲接納之購股權均可由授出日期起計5年內全部或部份行使。所有購股權均獲接納，而於截至二零零二年十二月三十一日止期間內概無予以行使、註銷或失效。

	Number of Share Options Granted during the period *期內授出之購股權數目*	
Directors of the Company	8,100,000	本公司董事
Continuous Contract Employees	3,450,000	連續合約僱員
Total	11,550,000	合計

Directors' Interests in Securities of the Company

1. Shares in the Company and Associated Corporation

The interests of the Directors in shares of the Company or associated corporations as at 31 December 2002 as recorded in the register required to be kept under section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") were as follows:

董事於本公司證券之權益

1. 本公司及相聯法團之股份

於二零零二年十二月三十一日，根據證券（披露權益）條例（「披露權益條例」）第29條須予保存之登記名冊內記錄，董事於本公司或其相聯法團之證券權益如下：

	Number of Shares 股份數目					
	Personal interests 個人權益	*Corporate interests 法團權益*	*Family interests 家族權益*	*Other interests 其他權益*	*Total 總數*	
CITIC Pacific Limited						**中信泰富有限公司**
Larry Yung Chi Kin		400,381,000			400,381,000	榮智健
Henry Fan Hung Ling		43,000,000			43,000,000	范鴻齡
Vernon Francis Moore				3,200,000 (Note 1)(附註 1)	3,200,000	莫偉龍
Peter Lee Chung Hing	500,000				500,000	李松興
Norman Yuen Kee Tong	33,000				33,000	阮紀堂
Robert Ernest Adams	550,000				550,000	羅安達
Liu Jifu	40,000				40,000	劉基輔
Hansen Loh Chung Hon	1,050,000	500,000 (Note 2)(附註 2)	500,000 (Note 2)(附註 2)		1,550,000	陸鍾漢
André Desmarais	87,800	100,230,000	1,000		100,318,800 (Note 3)(附註 3)	德馬雷
Cathay Pacific Airways Limited						**國泰航空有限公司**
Hansen Loh Chung Hon	450,000				450,000	陸鍾漢

Note 1: Deemed interests held by the relevant Director and his family as contingent beneficiaries of a discretionary trust.

Note 2: The corporate interests and the family interests of the relevant Director duplicate each other as the 500,000 shares are held through a company in which the relevant Director and his family are interested.

Note 3: In addition to the aforesaid, the relevant Director is also one of the trustees of a Canadian discretionary trust which controls Canadian companies which owns 24,000 shares of the Company.

附註 1 ： 有關董事及其家族作為一全權信託之或然受益人而被視作持有之權益。

附註 2 ： 有關董事持有之法團權益與其家族權益重疊，因500,000股股份為透過一間由該董事及其家族擁有之公司之權益。

附註 3 ： 除上述所載外，有關董事亦為一個加拿大全權信託之受託人之一。該全權信託控制擁有本公司24,000 股股份之加拿大公司。

2. Share Options in the Company

As at 31 December 2002, the number of outstanding options granted by the Company to the Directors to subscribe for shares of the Company, as recorded in the register required to be kept under section 29 of the SDI Ordinance were as follows:

2. 本公司之購股權

於二零零二年十二月三十一日，根據披露權益條例第29條須予保存之登記名冊內記錄，本公司授予董事認購本公司股份之未行使購股權數目如下：

Directors	Number of Share Options of the Company 本公司購股權數目	董事
Larry Yung Chi Kin	2,000,000	榮智健
Henry Fan Hung Ling	1,600,000	范鴻齡
Vernon Francis Moore	1,000,000	莫偉龍
Peter Lee Chung Hing	1,000,000	李松興
Norman Yuen Kee Tong	500,000	阮紀堂
Robert Ernest Adams	300,000	羅安達
Yao Jinrong	300,000	姚進榮
Chang Zhenming	500,000	常振明
Li Shilin	300,000	李士林
Carl Yung Ming Jie	300,000	榮明杰
Liu Jifu	300,000	劉基輔
Total	8,100,000	合計

As at 31 December 2002, none of the Directors has any other interests in the equity or debt securities of the Company or any associated corporations (within the meaning of the SDI Ordinance) which have been entered in the register kept by the Company pursuant to section 29 of the SDI Ordinance or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

於二零零二年十二月三十一日，各董事於本公司或其任何相聯法團（定義見披露權益條例）之股本或債務證券中，概無擁有依據披露權益條例第29條於本公司予以保存之登記名冊內記錄，或是根據上市公司董事進行證券交易的標準守則已通知本公司及聯交所之任何其他權益。

Substantial Shareholders

As at 31 December 2002, the interests of substantial shareholders, other than the Directors of the Company, in the equity securities of the Company as recorded in the register required to be kept under section 16(1) of the SDI Ordinance are as follows:

主要股東

於二零零二年十二月三十一日，根據披露權益條例第16(1)條須予保存之登記名冊內記錄主要股東（本公司董事除外）於本公司股本證券之權益如下：

Name	*Number of Shares of the Company 本公司之股份數目*	*名稱*
China International Trust and Investment Corporation ("CITIC Beijing")	632,066,285	中國國際信托投資公司（「中信北京」）
CITIC HK	632,066,285	中信香港
Heedon Corporation	498,424,285	Heedon Corporation
Honpville Corporation	310,988,221	Honpville Corporation
Rockhampton Investments Limited	292,000,000	Rockhampton Investments Limited
Bloomfield Enterprises Corp.	292,000,000	Bloomfield Enterprises Corp.
Earnplex Corporation	292,000,000	Earnplex Corporation

CITIC HK is a substantial shareholder of the Company indirectly through the following wholly owned subsidiary companies by virtue of section 8(2) of the SDI Ordinance as follows:

按披露權益條例第8(2)條，中信香港透過下列全資附屬公司間接成為本公司之主要股東：

Name of Subsidiary Companies of CITIC HK	*Number of Shares of HK$0.40 each 每股面值港幣0.40元之股份數目*	*中信香港之附屬公司名稱*
Affluence Limited	43,266,000	Affluence Limited
Winton Corp	30,718,000	Winton Corp
Westminster Investment Inc	101,960,000	Westminster Investment Inc
Jetway Corp	22,500,000	Jetway Corp
Cordia Corporation	32,258,064	Cordia Corporation
Honpville Corporation	310,988,221	Honpville Corporation
Hainsworth Limited	80,376,000	Hainsworth Limited
Southpoint Enterprises Inc	10,000,000	Southpoint Enterprises Inc

Each of Affluence Limited, Winton Corp, Westminster Investment Inc, Jetway Corp, Cordia Corporation, Honpville Corporation, Hainsworth Limited and Southpoint Enterprises Inc holds the shares of the Company beneficially. Accordingly, Honpville Corporation is a substantial shareholder of the Company.

Affluence Limited、Winton Corp、Westminster Investment Inc、Jetway Corp、Cordia Corporation、Honpville Corporation、Hainsworth Limited及Southpoint Enterprises Inc分別實益持有本公司之股份。因此，Honpville Corporation亦為本公司之主要股東。

CITIC Beijing is the direct holding company of CITIC HK. CITIC HK is the direct holding company of Heedon Corporation, Hainsworth Limited, Affluence Limited and Barnsley Investments Limited. Heedon Corporation is the direct holding company of Winton Corp, Westminster Investment Inc, Jetway Corp, Kotron Company Ltd and Honpville Corporation and Kotron Company Ltd is the direct holding company of Cordia Corporation. Barnsley Investments Limited is the direct holding company of Southpoint Enterprises Inc. Accordingly, the interests of CITIC Beijing in the Company duplicate the interests of CITIC HK in the Company. The interests of CITIC HK in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Heedon Corporation in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Barnsley Investments Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above and the interests of Kotron Company Ltd in the Company duplicate the interests in the Company of its direct subsidiary company as described above.

Rockhampton Investments Limited is a wholly owned subsidiary company of Bloomfield Enterprises Corp, which in turn is a wholly owned subsidiary company of Earnplex Corporation. Accordingly, the interests of Earnplex Corporation duplicate the interests in the Company of its direct and indirect subsidiary companies as described above. Mr Larry Yung Chi Kin is the owner of the entire issued share capital of Earnplex Corporation. The interests in the Company of Rockhampton Investments Limited represent part of the corporate interests of Mr Larry Yung Chi Kin as mentioned in the above section of "Directors' Interests in Securities of the Company".

中信北京為中信香港之直接控股公司。中信香港為 Heedon Corporation、Hainsworth Limited、Affluence Limited 及 Barnsley Investments Limited之直接控股公司。Heedon Corporation 為 Winton Corp、Westminster Investment Inc、Jetway Corp、Kotron Company Ltd 及 Honpville Corporation 之直接控股公司，而 Kotron Company Ltd 為 Cordia Corporation 之直接控股公司。Barnsley Investments Limited 為 Southpoint Enterprises Inc之直接控股公司。因此，中信北京於本公司之權益與中信香港於本公司之權益重疊。中信香港於本公司之權益與其上述所有直接及間接擁有之附屬公司於本公司之權益重疊。Heedon Corporation於本公司之權益與其上述所有直接及間接擁有之附屬公司於本公司之權益重疊。Barnsley Investments Limited 於本公司之權益與其上述直接擁有之附屬公司於本公司之權益重疊，而 Kotron Company Ltd 於本公司之權益則與其上述直接擁有之附屬公司於本公司之權益重疊。

Rockhampton Investments Limited 乃 Bloomfield Enterprises Corp之全資附屬公司，因而亦是 Earnplex Corporation 之全資附屬公司。因此，Earnplex Corporation於本公司之權益與其上述直接及間接擁有之附屬公司於本公司之權益重疊。榮智健先生乃 Earnplex Corporation 全部已發行股本之擁有人。Rockhampton Investments Limited於本公司之權益乃上述「董事於本公司證券之權益」一節中所載榮智健先生之法團權益之其中一部份。

Purchase, Sale or Redemption of Shares

During the year ended 31 December 2002, the Company made the following repurchases of its own shares on the Stock Exchange for the purpose of enhancing its earnings per share:

購買、出售或贖回股份

於截至二零零二年十二月三十一日止年度，本公司曾於聯交所購回本身之股份，藉以提高每股盈利，詳情如下：

		Price per Share 每股作價			
Month/Year	*Number of Shares Repurchased 購回股份數目*	*Highest 最高* HK$ 港幣元	*Lowest 最低* HK$ 港幣元	*Aggregate Price Paid 已付價格總額 HK$ million 港幣百萬元*	*年／月*
December 2002	1,320,000	14.95	14.85	20	二零零二年十二月

These repurchased shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium payable on repurchase was charged against retained profit. An amount equivalent to the nominal value of the shares cancelled of approximately HK$1 million was transferred from retained profit to capital redemption reserve.

Save as disclosed above, neither the Company nor its subsidiary companies has purchased or sold any of the Company's shares during the year ended 31 December 2002 and the Company has not redeemed any of its shares during the year ended 31 December 2002.

該等購回之股份在購回後隨即予以註銷，因此本公司之已發行股本已相應減去該等購回股份之面值。於購回時所須支付之溢價已於保留溢利中扣除，而為數約港幣一百萬元，即相等於已註銷股份面值之款項已從保留溢利轉撥至資本贖回儲備。

除上文所披露者外，於截至二零零二年十二月三十一日止年度，本公司或其附屬公司概無購買或出售本公司之任何股份，而於截至二零零二年十二月三十一日止年度，本公司亦無贖回其任何股份。

Arrangements for Acquisition of Shares or Debentures

Save as aforesaid in the above section of "Share Option Plan", at no time during the year was the Company or any of its subsidiary companies a party or parties to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

購入股份或債券之安排

除上文「購股權計劃」一節所述者外，本公司或其任何附屬公司於本年度內概無參與任何安排，使本公司之董事可藉購買本公司或任何其他法人團體之股份或債券而獲得利益。

By Order of the Board,
Larry Yung Chi Kin *Chairman*
Hong Kong, 12 March 2003

承董事會命
榮智健 *主席*
香港，二零零三年三月十二日

Consolidated Profit and Loss Account

綜合損益賬

for the year ended 31 December 2002

截至二零零二年十二月三十一日止年度

in HK$ million	Note 附註	2002	2001	*以港幣百萬元計算*
Turnover		22,316	17,251	營業額
Profit from Consolidated Activities		2,583	2,132	綜合業務溢利
Share of Profits less Losses of Associated Companies		2,335	947	所佔聯營公司溢利減虧損
Net Finance Charges		(434)	(504)	財務支出淨額
Profit before Taxation		4,484	2,575	除稅前溢利
Taxation		(377)	(306)	稅項
Profit for the Year		4,107	2,269	年內溢利
Minority Interests		(205)	(159)	少數股東權益
Profit Attributable to Shareholders		3,902	2,110	股東應佔溢利
Dividends		(4,377)	(1,753)	股息
Transfer to Reserves	5	(5)	(6)	撥入儲備
Earnings per Share (HK$)		1.78	0.96	每股盈利（港幣元）

as at 31 December 2002 二零零二年十二月三十一日止結算

in HK$ million	Note 附註	2002	2001	*以港幣百萬元計算*
Fixed Assets	4	15,804	14,702	固定資產
Associated Companies		25,613	24,879	聯營公司
Investments		7,600	8,449	投資
Goodwill		282	353	商譽
Current Assets				流動資產
Properties held for sale		336	345	待售物業
Inventories		1,866	1,799	存貨
Listed investment		24	2,189	上市投資
Debtors, accounts receivable, deposits and prepayments		3,088	3,330	應收賬項、應收賬款、按金及預付款項
Cash and bank deposits		2,545	4,631	現金及銀行存款
		7,859	12,294	
Current Liabilities				流動負債
Bank loans, other loans and overdrafts				銀行貸款、其他貸款及透支
Secured		63	72	有抵押
Unsecured		467	2,158	無抵押
Creditors, accounts payable, deposits and accruals		2,995	2,423	應付賬項、應付賬款、按金及應付款項
Provision for taxation		95	141	稅項準備
		3,620	4,794	
Net Current Assets		4,239	7,500	淨流動資產
Total Assets less Current Liabilities		53,538	55,883	總資產減流動負債
Long Term Borrowings		(8,737)	(12,409)	長期借款
Deferred Taxation		(226)	(215)	遞延稅項
		44,575	43,259	
Financed by				資金來源
Share Capital		875	876	股本
Reserves	5	38,162	39,299	儲備
Proposed Dividend		3,720	1,314	建議股息
Shareholders' Funds		42,757	41,489	股東資金
Minority Interests		1,818	1,770	少數股東權益
		44,575	43,259	

Larry Yung Chi Kin *Director* 榮智健 董事

Henry Fan Hung Ling *Director* 范鴻齡 董事

1 General Information

These summary financial statements from page 38 to page 44 are not the Group's statutory financial statements and they do not contain sufficient information to allow as full an understanding of the results and state of affairs of the Group as would be provided by the full Annual Report.

2 Significant Accounting Policies

Basis of Preparation

These summary financial statements have been prepared from the consolidated financial statements of the Group for the year ended 31 December 2002 ("the Accounts").

The Accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants. The recognition of exchange differences on certain long-term liabilities in CITIC Pacific's associated company Cathay Pacific Airways Limited ("Cathay Pacific") does not comply with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 11 but does comply with International Accounting Standards ("IAS") and Cathay Pacific's policy is explained in accounting policy Note 1p of the Accounts.

The Group adopted new or revised SSAPs, particularly SSAP No. 34 "Employee Benefits" and SSAP No. 11 (revised) "Foreign Currency Translation" which became effective for the current financial year. These adoptions have no significant impact on the Group's financial statements except that the adoption of SSAP No. 34 by Cathay Pacific, has reduced CITIC Pacific's attributable opening retained earnings by HK$148 million.

1 一般資料

本財務摘要報表由第 38 頁至第 44 頁並非本集團之法定財務報表，故所列載之資料不及整份年報所提供之資料齊備，不足以全面瞭解本集團之業績及財政狀況。

2 主要會計政策

編製準則

本財務摘要報表乃根據本集團截至二零零二年十二月三十一日止年度之綜合財務報表（「該賬目」）而編製。

該賬目已按照香港普遍採納之會計原則編製，並符合香港會計師公會公佈之會計準則。中信泰富之聯營公司國泰航空有限公司（「國泰航空」）若干長期負債之滙兑差額並無符合香港會計實務準則（「香港會計準則」）第十一號，惟已符合國際會計準則（「國際會計準則」），國泰航空之政策闡釋載於該賬目會計政策附註 1p 段內。

本集團採用於本財政年度生效之嶄新或經修訂之香港會計準則，尤其是香港會計準則第三十四號「僱員福利」及香港會計準則第十一號（經修訂）「外幣換算」。除因國泰航空採納香港會計準則第三十四號而令中信泰富之應佔期初保留盈利減少港幣一億四千八百萬元外，採納該等香港會計準則對本集團之財務報表並無重大影響。

3 Directors' Emoluments

3 董事酬金

in HK$ million	Group 集團 2002	2001	以港幣百萬元計算
Fees	1.9	2.0	袍金
Salaries	13.6	15.4	薪金
Bonuses	94.2	66.6	花紅
	109.7	84.0	

The Directors' emoluments are analysed as follows:

董事酬金分析如下：

Emoluments Bands	Number of directors 董事人數 2002	2001	*酬金範圍*
HK$0 – HK$1,000,000	7	7	港幣 0 元 至 港幣 1,000,000 元
HK$1,000,001 – HK$1,500,000	–	2	港幣 1,000,001 元 至 港幣 1,500,000 元
HK$1,500,001 – HK$2,000,000	5	3	港幣 1,500,001 元 至 港幣 2,000,000 元
HK$2,500,001 – HK$3,000,000	1	–	港幣 2,500,001 元 至 港幣 3,000,000 元
HK$3,000,001 – HK$3,500,000	–	1	港幣 3,000,001 元 至 港幣 3,500,000 元
HK$4,000,001 – HK$4,500,000	1	–	港幣 4,000,001 元 至 港幣 4,500,000 元
HK$4,500,001 – HK$5,000,000	–	1	港幣 4,500,001 元 至 港幣 5,000,000 元
HK$9,000,001 – HK$9,500,000	–	1	港幣 9,000,001 元 至 港幣 9,500,000 元
HK$11,000,001 – HK$11,500,000	1	–	港幣 11,000,001元 至 港幣 11,500,000元
HK$11,500,001 – HK$12,000,000	–	1	港幣 11,500,001元 至 港幣 12,000,000元
HK$13,000,001 – HK$13,500,000	–	1	港幣 13,000,001元 至 港幣 13,500,000元
HK$15,000,001 – HK$15,500,000	1	1	港幣 15,000,001元 至 港幣 15,500,000元
HK$17,000,001 – HK$17,500,000	1	–	港幣 17,000,001元 至 港幣 17,500,000元
HK$18,000,001 – HK$18,500,000	–	1	港幣 18,000,001元 至 港幣 18,500,000元
HK$23,000,001 – HK$23,500,000	1	–	港幣 23,000,001元 至 港幣 23,500,000元
HK$27,000,001 – HK$27,500,000	1	–	港幣 27,000,001元 至 港幣 27,500,000元

Emoluments paid to independent non-executive directors during the year amounted to HK$0.7 million (2001: HK$0.8 million).

The five highest paid individuals of the Group during the year were also directors and their emoluments are reflected in the analysis presented above.

On 28 May 2002, 8,100,000 share options were granted to certain directors of the Company under the CITIC Pacific Share Incentive Plan 2000.

本年內，獨立非執行董事之酬金為港幣七十萬元（二零零一年：港幣八十萬元）。

本集團於本年度獲最高薪酬之五位人仕皆為董事，而他們的酬金亦已載於以上分析。

於二零零二年五月二十八日，根據中信泰富股份獎勵計劃二零零零，若干本公司董事獲授予合共 8,100,000 份購股權。

4 Fixed Assets 4 固定資產

Group 集團

in HK$ million	Investment properties 投資物業	Self-used properties 自用物業	Properties held for development 待發展之物業	Vehicular tunnel 行車隧道	Others 其他	Total 總額	以港幣百萬元計算
Cost or valuation							*成本或估值*
At 1 January 2002	5,357	3,293	487	1,983	6,275	17,395	二零零二年一月一日
Exchange adjustments	23	5	–	–	1	29	兌換調整
Additions	1	15	140	–	690	846	添置
Disposals							出售
through disposal of subsidiary companies	–	–	–	–	(2,476)	(2,476)	透過出售附屬公司
others	(19)	(7)	(11)	–	(237)	(274)	其他方式
Revaluation deficit	(52)	–	–	–	–	(52)	重估產生之虧絀
Reclassification	(67)	69	–	–	(2)	–	重新分類
Acquisition of subsidiary companies	3,250	–	–	–	69	3,319	收購附屬公司
At 31 December 2002	8,493	3,375	616	1,983	4,320	18,787	二零零二年十二月三十一日
Accumulated depreciation							*累積折舊*
At 1 January 2002	–	540	–	494	1,659	2,693	二零零二年一月一日
Exchange adjustments	–	1	–	–	1	2	兌換調整
Charge for the year	–	67	–	62	333	462	本年度折舊
Reversal of impairment loss	–	–	–	–	(2)	(2)	減值虧損回撥
Written back on disposals	–	(2)	–	–	(194)	(196)	因出售撥回
Acquisition of subsidiary companies	–	–	–	–	24	24	收購附屬公司
At 31 December 2002	–	606	–	556	1,821	2,983	二零零二年十二月三十一日
Net book value							*賬面淨值*
At 31 December 2002	8,493	2,769	616	1,427	2,499	15,804	二零零二年十二月三十一日
At 31 December 2001	5,357	2,753	487	1,489	4,616	14,702	二零零一年十二月三十一日
The analysis of cost or valuation of the above assets is as follows:							*上述資產之成本或估值分析如下：*
At cost	–	3,375	616	1,983	4,320	10,294	成本
At professional valuation – 2002	8,493	–	–	–	–	8,493	專業估值－二零零二年
	8,493	3,375	616	1,983	4,320	18,787	

5 Reserves
Group

5 儲備
集團

in HK$ million	Share premium 股份溢價	Capital redemption reserve 資本贖回儲備	Capital reserve 資本儲備	Goodwill 商譽	Investment property revaluation reserve 投資物業重估儲備	Exchange fluctuation reserve 匯率波動儲備	General reserve 普通儲備	Retained profits 保留溢利	Total 總額	以港幣百萬元計算
At 1 January 2001	24,782	16	3,614	(2,476)	947	508	132	12,903	40,426	二零零一年一月一日
Share of reserves of associated companies	–	–	–	–	181	175	–	(17)	339	所佔聯營公司儲備
Share of reserves of associated company Effect of adoption of SSAP 34 (Note 2)	–	–	–	–	–	–	–	(148)	(148)	所佔聯營公司儲備採納會計準則第三十四號之影響（附註2）
Deficit on revaluation of properties	–	–	–	–	(157)	–	–	–	(157)	物業重估產生之虧絀
Exchange translation differences	–	–	–	–	(9)	6	–	–	(3)	外幣換算差額
Reserves realised	–	–	–	–	(2)	–	–	–	(2)	儲備變現
Repurchase of shares	–	–	–	–	–	–	–	(86)	(86)	購回股份
Transfer to capital redemption reserve	–	2	–	–	–	–	–	(2)	–	轉撥作資本贖回儲備
Transfer from profits	–	–	–	–	–	–	6	(6)	–	撥自溢利
Profit attributable to shareholders	–	–	–	–	–	–	–	2,110	2,110	股東應佔溢利
Dividends	–	–	–	–	–	–	–	(1,866)	(1,866)	股息
At 31 December 2001	24,782	18	3,614	(2,476)	960	689	138	12,888	40,613	二零零一年十二月三十一日
Representing										*代表*
At 31 December 2001 after proposed final dividend									39,299	二零零一年十二月三十一日已計入建議末期股息
2001 Final dividend proposed									1,314	建議二零零一年末期股息
									40,613	
Retained by										*由下列公司保留之款項*
Company and subsidiary companies	24,782	18	3,605	(2,476)	209	30	133	10,123	36,424	本公司及附屬公司
Associated companies	–	–	9	–	751	659	5	2,765	4,189	聯營公司
	24,782	18	3,614	(2,476)	960	689	138	12,888	40,613	

5 Reserves *continued* 5 儲備 續

in HK$ million	*Share premium* 股份溢價	*Capital redemption reserve* 資本贖回儲備	*Capital reserve* 資本儲備	*Goodwill* 商譽	*Investment property revaluation reserve* 投資物業重估儲備	*Exchange fluctuation reserve* 滙率波動儲備	*General reserve* 普通儲備	*Retained profits* 保留溢利	*Total* 總額	以港幣百萬元計算
At 1 January 2002	**24,782**	**18**	**3,614**	**(2,476)**	**960**	**689**	**138**	**13,036**	**40,761**	二零零二年一月一日
Prior year adjustments										上年度調整
Share of associated company for retirement benefits	–	–	–	–	–	–	–	(148)	(148)	所佔聯營公司之退休福利
As restated	**24,782**	**18**	**3,614**	**(2,476)**	**960**	**689**	**138**	**12,888**	**40,613**	重列
Share of reserves of associated companies	–	–	1	–	14	(526)	–	(1)	(512)	所佔聯營公司儲備
Deficit on revaluation of properties	–	–	–	–	(120)	–	–	–	(120)	物業重估產生之虧絀
Exchange translation differences	–	–	–	–	5	(4)	–	–	1	外幣換算差額
Reserves realised	–	–	–	–	(12)	–	–	–	(12)	儲備變現
Repurchase of shares	–	–	–	–	–	–	–	(19)	(19)	購回股份
Transfer to capital redemption reserve	–	1	–	–	–	–	–	(1)	–	轉撥作資本贖回儲備
Transfer from profits	–	–	–	–	–	–	4	(4)	–	撥自溢利
Profit attributable to shareholders	–	–	–	–	–	–	–	3,902	3,902	股東應佔溢利
Dividends	–	–	–	–	–	–	–	(1,971)	(1,971)	股息
At 31 December 2002	**24,782**	**19**	**3,615**	**(2,476)**	**847**	**159**	**142**	**14,794**	**41,882**	二零零二年十二月三十一日
Representing										*代表*
At 31 December 2002 after proposed final and special dividends									38,162	二零零二年十二月三十一日已計入建議末期及特別股息
2002 Final and special dividends proposed									3,720	建議二零零二年末期及特別股息
									41,882	
Retained by										*由下列公司保留之款項*
Company and subsidiary companies	24,782	19	3,605	(2,476)	82	26	137	10,569	36,744	本公司及附屬公司
Associated companies	–	–	10	–	765	133	5	4,225	5,138	聯營公司
	24,782	**19**	**3,615**	**(2,476)**	**847**	**159**	**142**	**14,794**	**41,882**	

Note:

The exchange fluctuation reserve included the Group's share of the exchange reserve of Cathay Pacific. As set out in accounting policies No.1p in the Accounts, the Group's profit and loss account for the year ended 31 December 2002 would have decreased by HK$526 million (2001: increased by HK$175 million) had SSAP No.11 been adopted by Cathay Pacific.

附註：

滙率波動儲備包括本集團佔國泰航空之滙兑儲備。如於該賬目之會計政策第1p段所述，倘國泰航空已採納香港會計準則第十一號，本集團截至二零零二年十二月三十一日止年度之損益賬應已減少港幣五億二千六百萬元（二零零一年：增加港幣一億七千五百萬元）。

Auditors' Statement on the Summary Financial Report
To the Shareholders of CITIC Pacific Limited
(incorporated in Hong Kong with limited liability)

We have examined the summary financial report of CITIC Pacific Limited for the year ended 31 December 2002 on pages 1 to 44 and the front and back cover pages.

Respective Responsibilities of Directors and Auditors

Under the Hong Kong Companies Ordinance, the directors are responsible for preparing the summary financial report which complies with section 141CF(1) of the Hong Kong Companies Ordinance. In preparing the summary financial report, section 141CF(1) of the Hong Kong Companies Ordinance requires that the summary financial report be derived from the annual accounts and the auditors' report thereon and the directors' report for the year ended 31 December 2002, be in such form and contain such information and particulars as specified in section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation, and be approved by the board of directors.

It is our responsibility to form an independent opinion on the summary financial report, based on our examination, and to report our opinion to you. We are also required to state whether the auditors' report on the annual accounts for the year ended 31 December 2002 is qualified or otherwise modified.

Basis of Opinion

We conducted our engagement in accordance with Standards on Assurance Engagements and with reference to Practice Note 710 "The auditors' statement on the summary financial report" issued by the Hong Kong Society of Accountants. Our examination includes examining evidence supporting the consistency of the summary financial report with the annual accounts and the auditors' report thereon and the directors' report for the year ended 31 December 2002, and the compliance of the summary financial report with the requirements of section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

核數師就財務摘要報告
致中信泰富有限公司股東的聲明
(於香港註冊成立之有限公司)

本所已完成審閱第1至第44頁及封面及封底內外頁有關中信泰富有限公司截至二零零二年十二月三十一日止年度的財務摘要報告。

董事及核數師各自的責任

根據香港《公司條例》，董事需負責編制符合香港《公司條例》第141CF(1)條規定的財務摘要報告。就編制財務摘要報告而言，香港《公司條例》第141CF(1)條規定上述之財務摘要報告必須選取自截至二零零二年十二月三十一日止年度的週年賬目和其有關之核數師報告及董事會報告，及符合香港《公司（上市公司財務摘要報告）規例》第5條所指明的格式和資料詳情，並經董事會批准。

本所的責任是根據審查的結果，對財務摘要報告作出獨立意見，並向股東報告。本所亦需說明就截至二零零二年十二月三十一日止年度週年賬目而提交的核數師報告是否有保留意見或經作修訂。

意見的基礎

本所已按照由香港會計師公會發出的審計準則及參照實務說明710「財務摘要報告的核數師聲明」進行審查。審查包括檢查有關的憑證以引證財務摘要報告與截至二零零二年十二月三十一日止年度的週年賬目和其有關之核數師報告及董事會報告相符，以及財務摘要報告已符合香港《公司（上市公司財務摘要報告）規例》第5條所載的規定，並進行本所認為符合情況需要的其他程序。本所相信我們的審查已為下列意見提供合理的基礎。

Opinion

Based on the foregoing, in our opinion the summary financial report on pages 1 to 44 and the front and back cover pages:

(a) is consistent with the annual accounts and the auditors' report thereon and the directors' report of CITIC Pacific Limited for the year ended 31 December 2002 from which it is derived; and

(b) complies with the requirements of section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation.

We have audited the annual accounts of CITIC Pacific Limited for the year ended 31 December 2002 and have issued an auditors' report thereon dated 12 March 2003 which is unqualified or otherwise unmodified.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 12 March 2003

意見

基於上述情況，本所認為第1至第44頁及封面及封底內外頁的財務摘要報告：

(a) 與中信泰富有限公司截至二零零二年十二月三十一日止年度的週年賬目和其有關之核數師報告及董事會報告符合一致；及

(b) 符合香港《公司（上市公司財務摘要報告）規例》第5條的規定。

本所已審核中信泰富有限公司截至二零零二年十二月三十一日止年度的週年賬目，並已於二零零三年三月十二日發出無保留意見或無修訂的核數師報告。

羅兵咸永道會計師事務所
執業會計師

香港，二零零三年三月十二日

Terms 詞彙

Term	Definition	詞彙	釋義
Capital employed	Capital employed represents shareholders' funds + total borrowings	資金運用	資金運用乃代表股東資金加上借款總數
Cash contributed from all business	Cash inflow to CITIC Pacific Ltd. from all its subsidiary companies, associated companies and other investments	所有業務之現金貢獻	中信泰富有限公司來自所有附屬公司、聯營公司及其他投資之現金流入
Total debt	Short term and long term loans, notes and bonds	負債總額	短期及長期貸款、票據及債券
Net debt	Total debt less cash and bank deposits	淨負債	負債總額減現金及銀行存款
Shareholders' equity	Shareholders' funds + unimpaired goodwill written off to reserves for accounting purposes	股東權益	股東資金＋按會計所需之儲備中沒有減值之商譽撇銷
Total capital	Shareholders' equity + net debt	資本總額	股東權益＋淨負債
EBITDA	Net profit less interest expense, taxation, depreciation and amortization	EBITDA	不包括利息支出、稅項、折舊及攤銷之淨溢利
Contribution	Net income from each business before amortization of goodwill, and interest and overheads paid by CITIC Pacific Ltd.	溢利貢獻	未計公司之商譽攤銷，中信泰富有限公司利息及營運開支前來自各項業務之淨收益

Ratios 比率

$$\text{Earnings per share} = \frac{\text{Profit attributable to shareholders}}{\text{Weighted average number of shares (by days) in issue for the year}}$$

$$\text{每股盈利} = \frac{\text{股東應佔溢利}}{\text{年內已發行股份之加權平均股數（按日）}}$$

$$\text{Shareholders' equity per share} = \frac{\text{Shareholders' equity}}{\text{Total issued and fully paid shares at end of the year}}$$

$$\text{每股股東權益} = \frac{\text{股東權益}}{\text{年底已發行並繳足股份總數}}$$

$$\text{Leverage} = \frac{\text{Net debt}}{\text{Total capital}}$$

$$\text{槓桿比率} = \frac{\text{淨負債}}{\text{資本總額}}$$

$$\text{Cashflow per share} = \frac{\text{Cash contributed from all business}}{\text{Total issued and fully paid shares at end of the year}}$$

$$\text{每股現金流量} = \frac{\text{來自所有業務之現金貢獻}}{\text{年底已發行並繳足股份總數}}$$

$$\text{Interest cover} = \frac{\text{EBITDA}}{\text{Interest expense}}$$

$$\text{利息倍數} = \frac{\text{不包括利息支出、稅項、折舊及攤銷之淨溢利}}{\text{利息支出}}$$

Contents 目錄

Shareholders may at any time choose to receive Summary Financial Report or Annual Report in printed form or to rely on their versions posted on the Company's website. They may also at any time choose to receive Summary Financial Report or Annual Report in place of the other. Shareholders may change their choice on these matters by writing to the Company's Share Registrars, Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

If Shareholders have already chosen to rely on the versions of the Summary Financial Report or Annual Report posted on the Company's website and have difficulty in having access to those documents, they will, promptly upon request, be sent those documents in printed form free of charge. Please send the request to the Company's Share Registrars.

股東可隨時選擇收取財務摘要報告或年報的印刷本，或依賴在本公司網站上登載的該等文件。彼等亦可隨時選擇收取財務摘要報告以代替年報或收取年報以代替財務摘要報告。股東可致函本公司的股份過戶登記處登捷時有限公司（地址為香港灣仔告士打道56號東亞銀行港灣中心地下）更改就上述事項而作出的選擇。

倘股東已選擇依賴在本公司網站上登載的財務摘要報告或年報，但難以登入網站該等文件，則彼等可即時要求本公司免費寄發該等文件的印刷本。請將有關要求函寄本公司的股份過戶登記處。

Cover design: A detail of a hand printed fabric design from Sichuan province. One of a series of traditional Chinese fabric patterns used in our Reports since 1995.

封面設計：圖案取材自四川印染花布，是本公司自一九九五年以來所採用的中國民族印染圖案主題的一系列

Design Consultant: Steiner&Co. 石漢瑞設計公司
Art & Production: iOne Financial Press Limited
Printed on environmentally friendly paper 環保紙印刷

